As filed with the Securities and Exchange Commission on May 26, 2026.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Kardigan, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	93-2994203
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Kardigan, Inc.

506 Carnegie Center Drive, Suite 201

Princeton, NJ 08540

(415) 573-3220

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tassos Gianakakos

Chief Executive Officer

506 Carnegie Center Drive, Suite 201

Princeton, NJ 08540

(415) 573-3220

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mitchell S. Bloom Benjamin K. Marsh Janet Hsueh Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000	Peter N. Handrinos Elisabeth M. Martin Latham & Watkins LLP 200 Clarendon Street Boston, MA 02116 (617) 880-4500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement of which this prospectus forms a part filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated May 26, 2026

PRELIMINARY PROSPECTUS

   shares

Common stock

This is an initial public offering of shares of common stock of Kardigan, Inc. We are offering       shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $    and $   . We have applied to list our common stock on the Nasdaq Global Market (“Nasdaq”) under the symbol “KARD.” We believe that upon the completion of this offering, we will meet the standards for listing on Nasdaq, and the completion of this offering is contingent upon such listing.

We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements in this prospectus.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to Kardigan, Inc.	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional      shares of common stock from us, at the initial public offering price, less the underwriting discounts and commissions.

Investing in our common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 12 to read about factors you should carefully consider before deciding to invest in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

At our request, the underwriters have reserved up to 5% of the shares offered by this prospectus for sale, at the initial public offering price, to our directors, officers, certain employees and certain other persons associated with us. See the section “Underwriting—Directed share program.”

The underwriters expect to deliver the shares against payment on or about     , 2026.

J.P. Morgan	Jefferies	Leerink Partners	TD Cowen

Prospectus dated     , 2026

Through and including     , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide you any information or make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

For investors outside of the United States: we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

Basis of presentation

Except where the context otherwise requires or where otherwise indicated, the terms “Kardigan,” “we,” “us,” “our,” “our company,” “Company” and “our business” refer to Kardigan, Inc. and its wholly owned subsidiaries, Rancho Santa Fe Bio, Inc. and Prolaio, Inc.

The consolidated financial statements include the accounts of Kardigan, Inc. and its wholly owned subsidiaries, Rancho Santa Fe Bio, Inc. and Prolaio, Inc., which were acquired in June 2024 and February 2025, respectively. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). Our fiscal year ends on December 31 of each year. References to 2025 and 2024 refer to the year ended December 31, 2025 and December 31, 2024, respectively.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.

Trademark and tradenames

We own, have applied for or have rights to use one or more registered and common law trademarks, service marks and/or trade names in connection with our business in the United States, which may be used throughout this prospectus. This prospectus also includes trademarks, tradenames, and service marks of third-parties which are the property of their respective owners. Our use or display of third-parties’ trademarks, service marks, tradenames or products in this prospectus and our other public filings is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus and our other public filings may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable owner of or licensor to these trademarks, service marks and trade names.

Market, industry and other data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, governmental publications, reports by market research firms, or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosures contained in this prospectus, and we believe that these sources are reliable; however, we have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus. Some data are also based on our good faith estimates.

ii

Prospectus summary

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections of this prospectus titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision.

Overview

Kardigan is a clinical-stage precision therapeutics company developing medicines that target the root cause of specific cardiovascular diseases where no approved treatments exist. Our mission is to develop multiple targeted cardiovascular treatments in parallel that bring people with cardiovascular diseases closer to the cures they deserve. We leverage deep domain expertise in cardiovascular biology, patient data, and advanced analytics to accelerate drug discovery and development, aiming to deliver impactful therapies efficiently and at scale.

Our management team includes leaders from MyoKardia, Inc. (“MyoKardia”) with a proven track record in cardiovascular drug development, including the successful development and approval of mavacamten for hypertrophic cardiomyopathy.

Cardiovascular disease is the leading cause of death worldwide, yet innovation has lagged due to drug development focused on broad, downstream, symptom-focused approaches despite disease heterogeneity and genetic variability, resulting in incremental advances and lengthy clinical trials. Kardigan is committed to overcoming these challenges by advancing precision medicines that target the fundamental drivers of cardiovascular conditions, aiming to deliver meaningful improvements in patient outcomes.

Our pipeline

We are advancing three late-stage cardiovascular therapies in indications for which no approved therapies currently exist:

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Danicamtiv. An investigational oral cardiac atrial and ventricular myosin activator for the treatment of genetic dilated cardiomyopathy (“DCM”) caused by pathogenic variants in myosin heavy chain 7 (“MYH7”) and titin (“TTN”), the most common sarcomeric gene variants. Danicamtiv is designed to restore myosin function and availability, directly targeting the underlying sarcomeric defects in DCM (i.e., impaired muscle contraction, force generation and movement of cardiac muscles). It has been evaluated in 10 completed clinical studies and is currently being studied in our KINSHIP-DCM Phase 2b/3 adaptive, randomized, placebo-controlled trial.

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Ataciguat. An investigational oral, once-daily soluble guanylate cyclase (“sGC”) activator aimed at slowing the progression of calcific aortic valve stenosis (“CAVS”) in patients with moderate disease. Ataciguat targets valvular interstitial cells to slow osteogenic and calcific remodeling, the underlying driver of disease progression in CAVS. It is currently being evaluated in our KATALYST-AV Phase 2b clinical trial.

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Tonlamarsen. An investigational liver-directed antisense oligonucleotide (“ASO”) administered once-monthly via subcutaneous injection, targeting hepatic angiotensinogen (“AGT”) for the management of blood pressure in acute severe hypertension (“ASH”) post-hospitalization. Tonlamarsen is supported by robust clinical data and is being evaluated in our KARDINAL-ASH Phase 2 trial.

Our Clinical Pipeline

Our Prolaio platform

The Prolaio platform is Kardigan’s proprietary data and analytics platform, which includes Class I and Class II U.S. Food and Drug Administration (“FDA”) regulated devices, including 510(k) cleared algorithms. By integrating third-party wearable sensors and Kardigan’s AI-driven analytics, the platform enables automated continuous physiologic data collection from patients in their daily lives outside of the clinic, which we refer to as “real-world data,” at a higher frequency compared to traditional clinical trials. We use the Prolaio platform to collect and deliver high-frequency, objective patient data continuously throughout a clinical trial in a process we refer to as “longitudinal data collection,” which enables us to optimize trial design, accelerate development, and support the development of novel digital measures that have the potential to be used in a clinical trial (“digital clinical endpoints”). This technology is designed to enhance trial efficiency, patient engagement, and the precision of therapeutic insights.

Prolaio’s Benefits Today:

•	Longitudinal data collection over time.
•	Real-world data at scale.
•	Near real-time visibility.
•	Reduced patient burden.
•	Rapid, personalized signal detection for faster decisions.

Future Prolaio Benefits in Development:

•	Digital clinical endpoints.
•	Decentralized trials.
•	Increased statistical power for smaller clinical trials.
•	Increased probability of success.

Our approach

Kardigan’s approach is built on four pillars:

•	Target well-defined patient populations. We develop therapies designed for biologically defined subgroups, moving beyond one-size-fits-all cardiovascular care.

•	Target the root cause. We focus on causal biological drivers to enable disease modification, based on deep mechanistic understanding.

•	Harness technology. We leverage continuous real-world data, AI analytics, Class I and Class II FDA-regulated devices, including 510(k)-cleared algorithms to seek to increase power, speed, and insight.

•	Develop differently. We use data-driven and insight-rich strategies and seek to gain early regulatory alignment for novel functional endpoints.

We utilize an optimized clinical development framework, enhanced by our proprietary Prolaio data and analytics platform, which enables the automated and continuous collection of vital signs and other physiologic data. We believe that the more frequent collection of such real-world data supports trial efficiency, patient engagement, and the development of digital clinical endpoints, potentially enabling accelerated proof-of-concept trial timelines. There is no guarantee, however, that our framework or our use of our data and analytics technology will lead to accelerated proof-of-concept trial timelines or faster trials, if any, and there is no guarantee that they will lead to a higher probability of success or any success.

Our management team

Kardigan’s management team is led by industry veterans with a proven track record in cardiovascular drug discovery, development, and company building, including the co-founders and senior leaders of MyoKardia.

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Tassos Gianakakos, Co-Founder, President and Chief Executive Officer. Over 20 years of biopharma leadership, former CEO of MyoKardia, and co-founder of Prolaio, Inc., with extensive experience in building and scaling innovative biotechnology companies.

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Jay Edelberg, M.D., Ph.D., Co-Founder and Chief Medical Officer. Clinical cardiologist and vascular biologist with more than two decades of experience in cardiovascular clinical research and drug development, including senior roles at MyoKardia, Sanofi, Bristol-Myers Squibb Company (“BMS Co.”), and GlaxoSmithKline, and is also co-founder of Prolaio, Inc.

Our team’s expertise spans clinical research, translational science, and the successful advancement of multiple late-stage programs, supported by leading life sciences investors including ARCH Venture Partners, HRTG Partners, Perceptive Advisors, T. Rowe Price, and Fidelity Management & Research.

Risks associated with our business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks include, but are not limited to, the following:

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We are a clinical-stage biopharmaceutical company with a limited operating history, which may make it difficult to evaluate our current business and predict our future success and viability. We have incurred significant financial losses since our inception and anticipate that we will continue to incur significant financial losses for the foreseeable future.

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Even if this offering is successful, we will require additional funding in order to finance our operations. If we are unable to raise capital when needed, or on acceptable terms, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

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Our business is highly dependent on the success of our product candidates, particularly Danicamtiv for genetic DCM, Ataciguat for moderate CAVS, and Tonlamarsen for post-hospitalization management of ASH. If we are unable to successfully complete clinical development, obtain regulatory approval for or commercialize one or more of our product candidates, or if we experience delays in doing so, our business will be materially harmed.

•	The successful development of pharmaceutical products involves a lengthy and expensive process and is highly uncertain.

•	We may experience challenges with the acquisition, development, enhancement or deployment of technology necessary for our Prolaio platform.

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The regulatory approval processes of the FDA, the European Medicines Agency (the “EMA”), and other comparable regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

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We are dependent on third parties having accurately generated, collected, interpreted and reported data from certain preclinical studies and clinical trials that were previously conducted for our product candidates.

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Our use of the Prolaio platform to enhance clinical trial design and execution is a novel approach that may not result in anticipated efficiencies or regulatory acceptance, which exposes us to unforeseen risks and makes it difficult for us to predict the time and cost of product development.

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If our clinical trials fail to replicate positive results from earlier preclinical studies or clinical trials conducted by us or third parties, we may be unable to successfully develop, obtain regulatory approval for or commercialize our product candidates.

•	We have concentrated our research and development efforts on the treatment of cardiovascular diseases, a field that faces certain challenges in drug development.

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The number of patients with certain cardiovascular diseases for which we are developing our product candidates has not been established with precision. If the actual number of patients with the diseases we elect to pursue with our product candidates is smaller than we anticipate, we may have difficulties in enrolling patients in our clinical trials, which may delay or prevent development of our product candidates. Even if such product candidates are successfully developed and approved, the markets for our product candidates may be smaller than we expect and our revenue potential and ability to achieve profitability may be materially adversely affected.

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We rely on third parties to assist in conducting our clinical trials. If they do not perform satisfactorily, we may not be able to obtain regulatory approval or commercialize our product candidates, or such approval or commercialization may be delayed, and our business could be substantially harmed.

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If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, or if any of our material license agreements are terminated, we could lose our rights to key intellectual property and components enabling our technologies.

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Our success depends upon our ability to obtain and protect our intellectual property and proprietary information. If we or our licensors are unable to obtain, maintain, defend and enforce patent or other intellectual property protection for any of our current or future product candidates or platform technologies, or if the scope of the patent or other intellectual property protection obtained is not sufficiently broad or enforceable, third parties could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize any of our current or future product candidates and platform technologies may be adversely affected.

•

Our management and our independent registered public accounting firm have concluded that there is substantial doubt as to our ability to continue as a going concern. If we cannot continue as a going concern, our stockholders may lose some or all of their investment in our company.

•	There has been no prior public market for our common stock, and an active trading market may not develop or be sustained.

•	The structure of our common stock may limit your ability to influence corporate matters and may limit your visibility with respect to certain transactions.

The summary risk factors described above should be read together with the text of the full risk factors in the section titled “Risk Factors” and the other information set forth in this prospectus, including our consolidated financial statements and the related notes, as well as in other documents that we file with the Securities and Exchange Commission (the “SEC”). The risks summarized above or described in full elsewhere in this prospectus are not the only risks that we face. Additional risks and uncertainties not presently known to us, or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, results of operations, and future growth prospects.

Corporate information

We were incorporated under the laws of the State of Delaware in August 2023 under the name EnCarda, Inc., and changed our name to Kardigan, Inc. in December 2024. Our principal executive offices are located at 506 Carnegie Center Drive, Suite 201, Princeton, NJ 08540, and our telephone number is (415) 573-3220. We have two subsidiaries, Rancho Santa Fe Bio, Inc., formed in October 2019 under the laws of the State of Delaware, and Prolaio, Inc., formed in November 2021 under the laws of the State of Delaware. Our website address is www.kardigan.bio. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of being an emerging growth company and a smaller reporting company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

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being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	reduced disclosure about our executive compensation arrangements;

•	not being required to hold advisory votes on executive compensation or to obtain stockholder approval of any golden parachute arrangements not previously approved;

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an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”); and

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an exemption from compliance with the requirements of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company on the date that is the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these exemptions. We have taken advantage of reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock. Additionally, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption and, therefore, while we are an emerging growth company we will not be subject to new or revised accounting standards at the same time that they become applicable to other public companies that are not emerging growth companies. As a result of this election, our financial statements may not be comparable to those of other public companies that comply with new or revised accounting pronouncements as of public company effective dates. We have in the past chosen and may in the future choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenues were less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

The offering

Common stock offered by us	shares.

Option to purchase additional shares of common stock offered by us	We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to additional shares of common stock from us at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full). We will have two series of common stock authorized immediately following this offering: voting common stock and non-voting common stock. We are offering voting common stock in this offering and unless otherwise noted, all references in this prospectus to our “common stock” refer to our voting common stock. The non-voting common stock will not be listed for trading on any securities exchange. Immediately after consummation of this offering, no shares of non-voting stock will be outstanding, and we have no present intention to issue any shares of non-voting common stock.

Use of proceeds	We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares of common stock in full), based on the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds we receive from this offering, together with our existing cash, cash equivalents and short-term investments to fund the clinical development of Danicamtiv, Ataciguat and Tonlamarsen, to fund other research and development activities, and the remainder, if any, for working capital and other general corporate purposes. See the section titled “Use of Proceeds” for additional information.

Directed share program

At our request, the underwriters have reserved up to 5% of the shares of common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers, certain employees, and certain other persons associated with us. The sales will be made by J.P. Morgan Securities LLC and its affiliates, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares of common stock available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered under this prospectus. Except for reserved shares purchased by our executive officers and directors, shares purchased through the directed share program will not be subject to the lock-up agreements with the underwriters described elsewhere in this prospectus. Any shares sold in the directed share program to our directors or officers who have entered into lock-up agreements with the underwriters will be subject to the provisions of such lock-up agreements. For additional information, see the section titled “Underwriting—Directed share program.”

Voting and conversion rights

The rights of the holders of our voting common stock and non-voting common stock are identical, except with respect to voting and conversion. Each share of common stock will be entitled to one vote and shares of non-voting common stock will be non-voting, except as required by law.

Holders of our voting common stock have no conversion rights. Holders of our non-voting common stock, if any, shall have the right to convert each share of our non-voting common stock into one share of voting common stock at such holder’s election, provided that as a result of such conversion, such holder, together with its affiliates and any members of a Schedule 13(d) group with such holder, would not beneficially own in excess of 9.99% of our common stock immediately prior to and following such conversion, except as expressly provided for in our third amended and restated certificate of incorporation and subject to certain limitations. See “Risk Factors—Risks related to this offering and ownership of our common stock—The structure of our common stock may limit your ability to influence corporate matters and may limit your visibility with respect to certain transactions” and “Description of Capital Stock—Voting common stock and non-voting common stock” for more information.

Risk factors	Investing in our common stock involves a high degree of risk. See the section titled “Risk Factors” for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.

Proposed trading symbol on The Nasdaq Stock Market	“KARD”

Unless otherwise noted, the number of shares of our common stock that will be outstanding after this offering is based on 40,393,745 shares of common stock (which includes 520,833 shares of unvested restricted common stock and 667,731 shares of common stock issued upon early exercise of stock options that remain subject to repurchase) outstanding as of March 31, 2026, after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 29,987,476 shares of common stock on the date immediately preceding the completion of this offering, and excludes:

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9,857,662 shares of common stock issuable upon exercise of outstanding stock options as of March 31, 2026 under our 2023 Stock Option and Grant Plan, as amended (the “2023 Plan”), with a weighted average exercise price of $5.38 per share;

•	49,440 shares of common stock issuable upon the vesting of outstanding restricted stock units as of March 31, 2026 under the 2023 Plan;

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6,639,979 shares of common stock issuable upon exercise of outstanding stock options granted after March 31, 2026 through May 26, 2026 pursuant to our 2023 Plan, with a weighted average exercise price of $15.00 per share;

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2,205,290 shares of common stock reserved for future issuance as of March 31, 2026 under the 2023 Plan (which number of shares does not include options to purchase shares of our common stock granted after March 31, 2026 and an increase of 5,800,000 shares of our common stock reserved for future issuance under our 2023 Plan after March 31, 2026), which will cease to be available for issuance at the time that our 2026 Stock Option and Incentive Plan (the “2026 Plan”) becomes effective;

•	1,100,000 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2026, with an exercise price of $21.37 per share;

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   shares of our common stock reserved for future issuance under our 2026 Plan, which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2026 Plan and any shares underlying outstanding stock awards granted under the 2023 Plan that expire or are repurchased, forfeited, cancelled, or withheld; and

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   shares of common stock reserved for future issuance under our 2026 Employee Stock Purchase Plan (the “ESPP”), which will become effective on the date immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

Unless otherwise indicated, the information in this prospectus reflects or assumes the following:

•	a 1-for- reverse stock split of our common stock, which will become effective prior to the completion of this offering;

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the conversion of all outstanding shares of our redeemable convertible preferred stock outstanding into an aggregate of 29,987,476 shares of common stock on the date immediately preceding the completion of this offering;

•	no exercise of the outstanding stock options or warrants described above;

•	no exercise of the underwriters’ option to purchase up to an additional shares of common stock in this offering;

•	no purchases by our directors and officers, existing stockholders or their affiliates pursuant to this offering, including pursuant to our directed share program; and

•

the filing and effectiveness of our third amended and restated certificate of incorporation upon the completion of this offering and the adoption of our amended and restated bylaws to be in effect upon the effectiveness of the registration statement of which this prospectus forms a part.

Summary consolidated financial data

The following tables set forth our summary consolidated statements of operations for the years ended December 31, 2025 and 2024 and the three months ended March 31, 2026 and 2025, and our summary consolidated balance sheet data as of March 31, 2026. We have derived the summary consolidated statements of operations data for the years ended December 31, 2025 and 2024 from our audited consolidated financial statements included elsewhere in this prospectus. The summary condensed consolidated statements of operations data for the three months ended March 31, 2026 and 2025 and summary condensed consolidated balance sheet data as of March 31, 2026 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Our unaudited interim financial statements were prepared on the same basis as our audited financial statements and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, that are necessary for the fair statement of the financial information set forth in those financial statements. You should read the following summary financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated financial data included in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three months ended March 31,		Year ended December 31,
(in thousands, except share and per share data)	2026	2025	2025	2024
	(unaudited)

Consolidated Statements of Operations Data:
Research and development	$45,067	$18,774	$153,086	$84,294

General and administrative	13,643	7,304	48,750	12,362

Total operating expenses	58,710	26,078	201,836	96,656

Loss from operations	(58,710)	(26,078)	(201,836)	(96,656)

Other income (expense):
Interest income	2,793	832	6,850	1,293
Change in fair value of preferred stock tranche obligations	—	(2,571)	1,100	6,751
Bargain purchase gain	—	5,232	5,232	—
Warrant issuance expense	—	—	(7,358)	—
Other income (expense), net	(154)	399	(441)	(46)

Loss before income taxes	(56,071)	(22,186)	(196,453)	(88,658)

Income tax benefit	—	4,167	4,512	—

Net loss	$(56,071)	$(18,019)	$(191,941)	$(88,658)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(6.14)	$(2.45)	$(23.63)	$(14.00)

Weighted average common shares outstanding used in calculating net loss per share attributable to common stockholders, basic and diluted(1)	9,126,825	7,347,962	8,122,117	6,332,771

	Three months ended March 31,		Year ended December 31,
(in thousands, except share and per share data)	2026	2025	2025	2024
	(unaudited)
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)	$(1.43)		$(5.04)
Pro forma weighted-average common shares outstanding, basic and diluted (unaudited)(2)	39,114,301		38,109,593

(1)	See Note 2 and Note 13 to our audited consolidated financial statements and our unaudited condensed consolidated financial statements included elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share attributable to common stockholders.

(2)	Pro forma basic and diluted net loss per share attributable to common stockholders has been prepared to give effect to adjustments to our capital structure arising in connection with the completion of this offering and is calculated by dividing the pro forma net loss attributable to common stockholders by the pro forma weighted-average common shares outstanding for the period. Pro forma weighted-average common shares outstanding is computed by adjusting the weighted-average common shares outstanding to give pro forma effect to the conversion of all 29,987,476 shares of our redeemable convertible preferred stock outstanding as of March 31, 2026 into an aggregate of 29,987,476 shares of common stock as if such conversion had occurred on January 1, 2025. Pro forma basic and diluted net loss per share attributable to common stockholders does not include the effect of the shares expected to be sold in this offering.

	As of March 31, 2026
(in thousands)	Actual	Pro forma(1)	Pro forma as adjusted(2)

Consolidated Balance Sheet Data
Cash and cash equivalents	$81,548	$81,548
Short-term investments	205,560	205,560
Working capital(3)	266,469	266,469
Total assets	348,190	348,190
Total liabilities	51,270	51,270
Redeemable convertible preferred stock	597,546	—
Total stockholders’ (deficit) equity	(300,626)	296,920

(1)	The pro forma consolidated balance sheet data gives effect to (i) the conversion of all 29,987,476 outstanding shares of our redeemable convertible preferred stock into an aggregate of 29,987,476 shares of our common stock on the date immediately preceding the completion of this offering and (ii) the filing and effectiveness of our third amended and restated certificate of incorporation, which will occur upon the completion of this offering.

(2)	The pro forma as adjusted consolidated balance sheet data gives effect to (i) the pro forma adjustments set forth in footnote (1) above and (ii) the issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Pro forma as adjusted balance sheet data is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ (deficit) equity by approximately $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ (deficit) equity by approximately $ million, assuming no change in the assumed initial offering price per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	We define working capital as current assets less current liabilities. See our audited consolidated financial statements and our unaudited condensed consolidated financial statements and related notes appearing elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Risk factors

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes appearing elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to invest in our common stock. The risks described below are not the only ones facing us. The following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, results of operations and growth prospects. In such an event, the trading price of our common stock could decline, and you may lose all or part of your investment.

This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in our forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks related to our limited operating history, financial condition and need for additional capital

We are a clinical-stage biopharmaceutical company with a limited operating history, which may make it difficult to evaluate our current business and predict our future success and viability. We have incurred significant financial losses since our inception and anticipate that we will continue to incur significant financial losses for the foreseeable future.

We are a clinical-stage biopharmaceutical company with a limited operating history. We were formed in August 2023 as EnCarda, Inc., and our operations to date have been limited to organizing and staffing our company, business planning, including our acquisitions, raising capital, identifying, licensing and developing potential product candidates, acquiring, deploying and developing our Prolaio platform and technology, securing intellectual property rights, and planning and undertaking preclinical studies and clinical trials. Our lead product candidates include Danicamtiv for genetic dilated cardiomyopathy (“DCM”), Ataciguat for moderate calcific aortic valve stenosis (“CAVS”) and Tonlamarsen for post-hospitalization management of acute severe hypertension (“ASH”).

We have not yet demonstrated an ability to generate revenues, obtain regulatory approvals, manufacture any product on a commercial scale or arrange for a third party to do so on our behalf or conduct sales and marketing activities necessary for successful product commercialization. Our limited operating history as a company makes any assessment of our future success and viability subject to significant uncertainty. We will encounter risks and difficulties frequently experienced by early-stage biopharmaceutical companies in rapidly evolving fields, and we have not yet demonstrated an ability to successfully overcome such risks and difficulties. If we do not address these risks and difficulties successfully, our business will suffer.

The success of our business depends primarily upon our ability to identify, develop, and commercialize our product candidates, Danicamtiv, Ataciguat and Tonlamarsen and develop our Prolaio platform. We do not know whether we will be able to develop any product candidates that succeed through preclinical and clinical development or products of commercial value. We have no products approved for commercial sale and have not generated any revenue from product sales to date. We will continue to incur significant research and development and other expenses related to our preclinical and clinical development and ongoing operations. As a result, we are not profitable and have incurred losses in each period since our inception. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our stockholders’ equity and working capital. Our net losses totaled $56.1 million and $18.0 million for the three months ended March 31,

2026 and 2025, respectively, and $191.9 million and $88.7 million for the year ended December 31, 2025 and 2024, respectively. As of March 31, 2026, we had not yet generated revenues and had an accumulated deficit of $337.2 million. We expect to continue to incur significant losses for the foreseeable future, and we expect these losses to increase as we continue our research and development of, and seek regulatory approvals for, our product candidates.

We anticipate that our expenses will increase substantially if, and as, we:

•	advance our product candidates through clinical development, including as we continue to advance Danicamtiv, Ataciguat and Tonlamarsen in later-stage clinical trials;

•	continue to develop our Prolaio platform;

•	seek regulatory approvals from the U.S. Food and Drug Administration (the “FDA”) or other foreign regulatory authorities for our product candidates that successfully complete clinical trials;

•	hire additional clinical, quality control, medical, scientific and other technical personnel to support the clinical development of our product candidates;

•	experience an increase in headcount as we expand our research and development organization and market development and pre-commercial planning activities;

•	undertake any pre-commercial or commercial activities to establish sales, marketing and distribution capabilities;

•	advance our existing and potential future preclinical-stage product candidates into clinical development;

•

seek to identify, acquire and develop additional product candidates, including through business development efforts to invest in or in-license other technologies or product candidates, which may include opportunities to leverage our Prolaio platform;

•	maintain, expand and protect our intellectual property portfolio;

•	experience heightened regulatory scrutiny;

•

make milestone, royalty or other payments due under our existing license agreements with MyoKardia, Inc. (“MyoKardia”), Bristol-Myers Squibb Company (“BMS Co.”), Sanofi, the Mayo Foundation for Medical Education and Research (“Mayo”) and Ionis Pharmaceuticals, Inc. (“Ionis”) and our purchase agreements with Rancho Santa Fe Bio, Inc. (“RSF”) and Prolaio, Inc., and any future in-license or collaboration agreements;

•	make milestone, royalty, interest or other payments due under any future licensing, financing or other arrangements with third parties; and

•	incur additional legal, accounting, and other expenses associated with operating as a public company.

Biopharmaceutical product development entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval, secure market access and reimbursement and become commercially viable, and therefore any investment in us is highly speculative. Accordingly, before making an investment in us, you should consider our prospects, factoring in the costs, uncertainties, delays and difficulties frequently encountered by companies in clinical development, especially clinical-stage biopharmaceutical companies such as ours. Any predictions you make about our future success or viability may not be as accurate as they would otherwise be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products. We may encounter unforeseen expenses, difficulties, complications, delays and other known or unknown factors in achieving our business objectives.

Additionally, our expenses could increase beyond our expectations if we are required by the FDA, European Medicines Agency (the “EMA”), or other comparable regulatory authorities to perform clinical trials in addition to those that we currently expect, or if there are any delays in establishing appropriate manufacturing arrangements for or in completing our clinical trials or the development of any of our product candidates.

Even if this offering is successful, we will require additional funding in order to finance operations. If we are unable to raise capital when needed, or on acceptable terms, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

Developing biopharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. We expect our expenses to continue to increase in connection with our ongoing activities, particularly as we conduct clinical trials of, and seek regulatory and marketing approval for, our product candidates. Even if our current or future product candidates are approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. To date, we have funded our operations through private financings. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the clinical and preclinical development of our product candidates, continue to identify new product candidates, develop and deploy our Prolaio platform, commence additional preclinical studies and clinical trials, and continue to identify and develop additional product candidates either through internal development or through acquisitions or in-licensing product candidates.

As of March 31, 2026, we had $287.1 million of cash, cash equivalents and short-term investments. We believe that our existing cash, cash equivalents and short-term investments, together with the anticipated net proceeds from this offering, will enable us to fund our operating expenses and capital expenditure requirements through     . We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. We may also raise additional financing on an opportunistic basis in the future. For example, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Attempting to secure additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop our product candidates. Our future capital requirements will depend on many factors, including but not limited to:

•	the scope, timing, progress, costs and results of discovery, preclinical development and clinical trials for our current or future product candidates;

•	the number of clinical trials required for regulatory approval of our current or future product candidates;

•	the costs, timing and outcome of regulatory review of any of our current or future product candidates;

•	the timing and amount of any milestones, royalties or other payments due in connection with our acquisitions and licenses, as applicable;

•	the cost of manufacturing clinical and commercial supplies of our current or future product candidates;

•

the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims, including any claims by third parties that we are infringing upon their intellectual property rights;

•	our ability to deploy and develop the Prolaio platform, including in connection with our current and future product candidates;

•

our ability to maintain existing, and establish new, strategic collaborations or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

•	the costs and timing of future commercialization activities, including manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•	expenses to attract, hire and retain skilled personnel;

•	the costs of operating as a public company;

•	our ability to establish a commercially viable pricing structure and obtain approval for coverage and adequate reimbursement from third-party and government payors;

•	the effect of macroeconomic trends, including inflation, tariffs and fluctuating interest rates;

•	any potential supply chain interruptions or delays;

•	the effect of competing technological and market developments; and

•	the extent to which we acquire or invest in additional businesses, products and technologies.

Because of the numerous risks and uncertainties associated with research and development of product candidates, we are unable to predict the timing or amount of our working capital requirements. In addition, if we obtain regulatory approval for our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution which make it difficult to predict when or if we will be able to achieve or maintain profitability. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in order to support our continuing operations. Our ability to raise additional funds will depend on financial, economic, political and market conditions and other factors, over which we may have no or limited control. Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If we fail to obtain necessary capital when needed on acceptable terms, or at all, it could force us to delay, limit, reduce or terminate our product development programs, future commercialization efforts or other operations.

Our management and our independent registered public accounting firm have concluded that there is substantial doubt as to our ability to continue as a going concern. If we cannot continue as a going concern, our stockholders may lose some or all of their investment in our company.

Our audited consolidated financial statements and unaudited condensed consolidated financial statements, each included elsewhere in this prospectus, were prepared assuming that we will continue as a going concern. The going concern basis of presentation assumes that we will continue in operation for the foreseeable future and will be able to realize our assets and satisfy our liabilities in the normal course of business and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from our inability to continue as a going concern. As of March 31, 2026, we had cash, cash equivalents and short-term investments of $287.1 million. We have incurred operating losses since inception. Our net losses were $56.1 million and $18.0 million for the three months ended March 31, 2026 and 2025, respectively and $191.9 million and $88.7 million for the years ended December 31, 2025 and 2024, respectively. As of March 31, 2026, we had an accumulated deficit of $337.2 million. Based on our current capital resources, which consist of cash, cash equivalents and marketable securities on hand at March 31, 2026, we will not have sufficient cash on hand to support current operations for at least twelve months from May 26, 2026, the date of issuance of the unaudited condensed consolidated financial statements. This condition raises substantial doubt about our ability to continue as a going concern.

Even after giving effect to this offering, substantial doubt may continue to exist regarding our ability to continue as a going concern. If we cannot continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our consolidated financial statements, and it is likely that our stockholders may lose some or all of their investment in us.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish rights to our product candidates.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations with our existing cash, cash equivalents and short-term investments, the net proceeds from this offering, any future equity, debt or other financings and upfront and milestone and royalty payments, if any, received under any future licenses or collaborations. If we raise additional capital through the sale of equity or convertible debt securities, or issue any equity or convertible debt securities in connection with a collaboration agreement or other contractual arrangement, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common stock. In addition, the possibility of such issuance may cause the market price of our common stock to decline. Debt financing, if available, may result in increased fixed payment obligations and involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, declaring dividends or acquiring, selling or licensing intellectual property rights or assets, which could adversely impact our ability to conduct our business.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our intellectual property, technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. We could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable. Any of these occurrences may have a material adverse effect on our business, operating results and prospects.

We maintain the majority of our cash and cash equivalents in accounts with major U.S. and multi-national financial institutions, and our deposits at certain of these institutions exceed insured limits. Market conditions and changes in financial regulations and policies can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position. In addition, changes in regulations governing financial institutions are beyond our control and difficult to predict; consequently, the impact of such changes on our business and results of operations is difficult to predict and may have an adverse effect on us.

Risks related to our business

Our business is highly dependent on the success of our product candidates, particularly Danicamtiv for genetic DCM, Ataciguat for moderate CAVS, and Tonlamarsen for post-hospitalization management of ASH. If we are unable to successfully complete clinical development, obtain regulatory approval for or commercialize one or more of our product candidates, or if we experience delays in doing so, our business will be materially harmed.

To date, as an organization, we have not completed the development of any product candidates. Our future success and ability to generate revenue from our product candidates is dependent on our ability to successfully develop, obtain regulatory approval for and commercialize one or more of our product candidates. All of our product candidates will require substantial additional investment for clinical development, regulatory review and approval in one or more jurisdictions. If any of our product candidates, particularly Danicamtiv for genetic

DCM, Ataciguat for moderate CAVS and Tonlamarsen for ASH, encounters safety or efficacy problems, development delays or regulatory issues or other problems, our development plans and business would be materially harmed.

We may not have the financial resources to continue development of our product candidates if we experience any issues that delay or prevent regulatory approval of, or our ability to commercialize, our product candidates, including:

•	our inability to demonstrate to the satisfaction of the FDA, EMA, or other comparable regulatory authorities that our product candidates are safe and effective;

•	insufficiency of our financial and other resources to complete the necessary clinical trials and preclinical studies;

•

negative or inconclusive results from our clinical trials, preclinical studies or the clinical trials of others for product candidates similar to ours, leading to a decision or requirement to conduct additional clinical trials or preclinical studies or abandon a program;

•

future product-related adverse events (“AEs”) experienced by subjects in our clinical trials, including unexpected toxicity results, or by individuals using drugs or therapeutic biologics similar to our product candidates;

•

delays in submitting an Investigational New Drug (“IND”) application or other regulatory submission to the FDA, EMA, or other comparable regulatory authorities, or delays or failure in obtaining the necessary approvals from regulators to commence a clinical trial or a suspension or termination, or hold, of a clinical trial once commenced;

•	conditions imposed by the FDA, EMA, or other comparable regulatory authorities regarding the scope or design of our clinical trials;

•	poor effectiveness of our product candidates during clinical trials;

•	better than expected performance of control arms, such as placebo groups, which could lead to negative or inconclusive results from our clinical trials;

•	delays in enrolling subjects in our clinical trials;

•	high drop-out rates of subjects from our clinical trials;

•	inadequate supply or quality of product candidates or other materials necessary for the conduct of our clinical trials;

•	higher than anticipated clinical trial or manufacturing costs;

•	unfavorable FDA, EMA or comparable regulatory authority inspection and review of our clinical trial sites;

•

failure of our third-party contractors or investigators to comply with regulatory requirements or the clinical trial protocol or otherwise meet their contractual obligations in a timely manner, or at all;

•	competition with existing platforms, product candidates or therapies;

•

delays and changes in regulatory requirements, policies and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to our therapies in particular;

•

insufficiency of our financial and other resources to complete the necessary activities to prepare for launch commercialization and/or resources to address coverage and reimbursement matters to the extent any of our product candidates receive approval; or

•	varying interpretations of data by the FDA, EMA, or other comparable regulatory authorities.

The successful development of pharmaceutical products involves a lengthy and expensive process and is highly uncertain.

Successful development of pharmaceutical products involves a lengthy and expensive process, is highly uncertain, and is dependent on numerous factors, many of which are beyond our control. Failure can occur at any time during the preclinical study or clinical trial process. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies, and the historical failure rate for product candidates in our industry is high. The results from preclinical studies or early clinical trials of a product candidate may not predict the results of later clinical trials of the product candidate, and interim results of a clinical trial are not necessarily indicative of final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:

•

clinical trial results may show the product candidates to be less effective than expected (for example, a clinical trial could fail to meet its primary or key secondary endpoint(s)) or have an unacceptable safety or tolerability profile;

•

failure to receive the necessary regulatory approvals or a delay in receiving such approvals, which, among other things, may be caused by patients who fail the trial screening process, slow enrollment in clinical trials, patients dropping out of trials, patients lost to follow-up, length of time to achieve trial endpoints, additional time requirements for data analysis or New Drug Application (“NDA”) or similar foreign application preparation, discussions with the FDA, EMA, or other comparable regulatory authority, an FDA, EMA, or other comparable regulatory request for additional preclinical or clinical data (such as long-term toxicology studies) or unexpected safety or manufacturing issues;

•	preclinical study results may show the product candidate to be less effective than desired or to have harmful side effects;

•	post-marketing approval requirements; or

•	the proprietary rights of others and their competing products and technologies that may prevent our product candidates from being commercialized.

Even if we are successful in obtaining marketing approval, commercial success of any approved products will also depend in large part on the availability of coverage and adequate reimbursement from third-party payors, including government payors such as the Medicare and Medicaid programs and managed care organizations in the United States or country-specific governmental organizations in foreign countries, which may be affected by existing and future healthcare reform measures designed to reduce the cost of healthcare. Third-party payors could require us to conduct additional studies, including post-marketing studies related to the cost effectiveness of a product, to qualify for reimbursement, which could be costly and divert our resources. If government and other healthcare payors were not to provide coverage and adequate reimbursement for our products once approved, market acceptance and commercial success would be reduced. Even if we are able to obtain coverage and adequate reimbursement for our products once approved, there may be features or characteristics of our products, such as dose preparation requirements, that prevent our products from achieving market acceptance by the healthcare or patient communities.

In addition, if any of our product candidates receive marketing approval, we will be subject to significant regulatory obligations regarding the submission of safety and other post-marketing information and reports and registration, and will need to continue to comply (or ensure that our third-party providers comply) with current Good Manufacturing Practices (“cGMPs”) and Good Clinical Practices (“GCPs”) for any clinical trials that we conduct post-approval. In addition, there is always the risk that we, a regulatory authority or a third party might identify previously unknown problems with a product post-approval, such as AEs of unanticipated severity or frequency. Compliance with these requirements is costly, and any failure to comply or other issues with our product candidates post-approval could adversely affect our business, financial condition and results of operations.

Due to the significant resources required for the development of our pipeline, and depending on our ability to access capital, we must prioritize the development of certain product candidates over others. Moreover, we may fail to expend our limited resources on product candidates or indications that may have been more profitable or for which there is a greater likelihood of success.

Our lead product candidates, Danicamtiv for treatment of genetic DCM, Ataciguat for treatment of moderate CAVS, and Tonlamarsen for post-hospitalization management of ASH, are at various stages of clinical development. Danicamtiv is being evaluated in the ongoing KINSHIP-DCM Phase 2b/3 trial, Ataciguat is being evaluated in an ongoing KATALYST-AV Phase 2b trial and Tonlamarsen is being evaluated in the ongoing KARDINAL-ASH Phase 2 trial. We seek to rapidly advance discovery and development of transformational medicines for patients suffering from cardiovascular diseases.

Due to the significant resources required for the development of our product candidates, we must decide which product candidates and indications to pursue and advance and the amount of resources to allocate to each. Our decisions concerning the allocation of research, development, collaboration, management and financial resources toward particular product candidates, therapeutic areas or indications may not lead to the development of viable commercial products and may divert resources away from better opportunities. If we make incorrect determinations regarding the viability or market potential of any of our product candidates or misread trends in the pharmaceutical industry, in particular for cardiovascular diseases, our business, financial condition and results of operations could be materially and adversely affected. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other product candidates or other diseases and disease pathways that may later prove to have greater commercial potential than those we choose to pursue, or relinquish valuable rights to such product candidates through collaboration, licensing or royalty arrangements in cases in which it would have been advantageous for us to invest additional resources to retain sole development and commercialization rights.

We may seek to grow our business through acquisitions or investments in new or complementary businesses, products or technologies, through the licensing of products or technologies from third parties or other strategic alliances. The failure to manage acquisitions, investments, licenses or other strategic alliances, or the failure to integrate them with our existing business, could have a material adverse effect on our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing clinicians’ and patients’ needs, competitive technologies and market pressures. Accordingly, from time to time we may consider opportunities to acquire, make investments in or license other technologies, products and businesses that may enhance our capabilities, complement our existing products and technologies or expand the breadth of our markets or customer base. For example, in February 2025, we acquired 100% of the equity interests in Prolaio, Inc., a clinical intelligence company developing patient data collection software, and in June 2024, we acquired RSF, a clinical-stage cardiovascular platform company. Potential and completed acquisitions, strategic investments, licenses and other alliances involve numerous risks, including:

•	difficulty assimilating or integrating acquired or licensed technologies, products, employees or business operations;

•	issues maintaining uniform standards, procedures, controls and policies;

•

unanticipated costs associated with acquisitions or strategic alliances, including the assumption of unknown or contingent liabilities and the incurrence of debt or future write-offs of intangible assets or goodwill;

•	diversion of management’s attention from our core business and disruption of ongoing operations;

•	adverse effects on existing business relationships with suppliers, sales agents, health care facilities, surgeons and other health care providers;

•	risks associated with entering new markets in which we have limited or no experience;

•	potential losses related to investments in other companies;

•	potential loss of key employees of acquired businesses; and

•	increased legal and accounting compliance costs.

We do not know if we will be able to identify acquisitions or strategic relationships we deem suitable, whether we will be able to successfully complete any such transactions on favorable terms, if at all, or whether we will be able to successfully integrate any acquired business, product or technology into our business or retain any key personnel, suppliers, sales agent, health care facilities, physicians or other health care providers. Our ability to successfully grow through strategic transactions depends upon our ability to identify, negotiate, complete and integrate suitable target businesses, technologies or products and to obtain any necessary financing. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations. In addition, the integration of any business that we may acquire in the future may disrupt our existing business and may be a complex, risky and costly endeavor for which we may never realize the full benefits. Furthermore, we may experience losses related to investments in other companies, including as a result of failure to realize expected benefits or the materialization of unexpected liabilities or risks, which could have a material negative effect on our results of operations and financial condition. Accordingly, although there can be no assurance that we will undertake or successfully complete any additional transactions of the nature described above, any additional transactions that we do complete could have a material adverse effect on our business, financial condition, results of operations and prospects.

To finance any acquisitions, investments or strategic alliances, we may choose to issue shares of our common stock as consideration, which could dilute the ownership of our stockholders. If the price of our common stock is low or volatile, we may be unable to consummate any acquisitions, investments or strategic alliances using our common stock as consideration. Additional funds may not be available on terms that are favorable to us, or at all.

We may experience challenges with the acquisition, development, enhancement or deployment of technology necessary for our Prolaio platform.

The Prolaio platform requires sophisticated computer systems and software for data collection, data processing, cloud-based platforms, analytics, and other applications and technologies. We are building artificial intelligence (“AI”) technologies into internal applications and solutions and we expect our use of AI to increase.

Some of these technologies are changing rapidly and we must continue to adapt to these changes in a timely and effective manner at an acceptable cost. There can be no guarantee that we will be able to develop, acquire or integrate new technologies, that these new technologies will meet our needs or those of our clients’ or achieve expected investment goals, or that we will be able to do so as quickly or cost-effectively as our competitors. Our continued success will depend on our ability to adapt to changing technologies, manage and process ever-increasing amounts of data and information and improve the performance, features and reliability of our services. We may experience difficulties that could delay or prevent the successful design, development, testing, introduction or marketing of our services. New services, or enhancements to existing services, may not adequately meet our own requirements or those of current and prospective clients or achieve any degree of significant market acceptance. Regulations relating to the use of AI and the interpretation of those regulations by regulators, courts and others are in the early stages of development and evolving, which may make it difficult to identify adequate compliance requirements or suitable governance practices to meet those requirements. These types of failures could have a material adverse effect on our operating results, financial condition and reputation.

We have entered into, and may in the future enter into, related party transactions that may have terms that are less favorable to us.

We have in the past been and may in the future be party to certain transactions with certain entities affiliated with our directors, executive officers and principal stockholders. For example, we acquired Prolaio, Inc. At the time of the acquisition, Tassos Gianakakos, our Chief Executive Officer, also served as Prolaio, Inc.’s Chief Executive Officer and Jay Edelberg, our Chief Medical Officer, served as its President, Research & Development. Mr. Gianakakos and Dr. Edelberg owned 55.7% and 16.6%, respectively, of Prolaio, Inc. at the time of its acquisition by us. For additional information related to this and other related party transactions, please see the section titled “Certain Relationships and Related Person Transactions.” Although we believe that these transactions are in our best interests, we cannot assure you that these transactions were entered into on terms as favorable to us as those that could have been obtained in an arm’s-length transaction with unaffiliated third-parties. Conversely, we may not be able to enter into transactions with third parties on terms as favorable as the terms of existing or any future transactions with related parties. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors. It is possible that a conflict of interest could have a material adverse effect on our business, results of operations, and financial condition.

In connection with the initial public offering, we plan to adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of related-person transactions. For a description of our related-person transactions policy, please see the section titled “Certain Relationships and Related Person Transactions—Policies and procedures for transactions with related persons.”

We, third-parties on which we rely and our service providers are, or may become, subject to a variety of stringent and evolving data privacy and security laws, regulations, and rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Any actual or perceived failure to comply with such obligations could expose us to significant fines or other penalties and otherwise harm our business and operations.

In the ordinary course of our business, we and the third parties upon which we rely (such as our third party Contract Research Organizations (“CROs”) and other contractors and consultants) collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, “process”) personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, sensitive third-party data, business plans, transactions, financial information and data we collect about trial participants in connection with clinical trials (collectively, sensitive data). Through our acquisition of Prolaio, Inc., we have acquired an FDA-cleared patient data collection software platform and cardiovascular clinical data, which we use to enhance data collection and analysis in our clinical trials. Prolaio’s operations significantly expand the volume and sensitivity of patient health data we process, including high-density patient data collected through Prolaio’s data collection software and clinical datasets. Our data processing activities subject us to numerous evolving data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security. The legislative and regulatory framework for the processing of personal data worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer, use and share sensitive data, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, our internal policies and procedures or our contracts governing our processing of sensitive data could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to our reputation, any of which could have a material adverse effect on our business, results of operations, and financial condition.

In the United States, numerous federal, state and local laws and regulations, including federal health information privacy laws, state information security and data breach notification laws, federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws) govern the processing of health-related and other personal data. At a federal level, HIPAA imposes, among other things, certain standards relating to the privacy, security, transmission of and breach reporting related to individually protected identifiable health information (“PHI”). We may obtain health information from third parties, such as research institutions with which we collaborate, that are subject to privacy and security requirements under HIPAA. Although we do not believe that we are directly subject to HIPAA, other than potentially with respect to providing certain employee benefits, we could be subject to criminal penalties if we knowingly obtain or disclose PHI maintained by a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA. We currently use the Prolaio platform for our own clinical research purposes. To the extent we obtain PHI from covered entities under HIPAA, such as hospitals or clinical trial sites, for use with the Prolaio platform or otherwise, we may be required to enter into data use agreements or business associate agreements and comply with applicable contractual and regulatory requirements for the use and disclosure of such information, including requirements related to de-identification, limited data sets, appropriate administrative, physical and technical safeguards, and breach notification. If we were to expand Prolaio, Inc.’s operations to provide services to external healthcare providers or other covered entities, we could become subject to more extensive HIPAA business associate obligations, including direct enforcement by the U.S. Department of Health and Human Services Office for Civil Rights, which could impose civil monetary penalties as well as criminal penalties for violations of HIPAA.

We may also obtain patient health records through platforms that participate in the Trusted Exchange Framework and Common Agreement (“TEFCA”), a nationwide health information exchange framework established under the 21st Century Cures Act and administered by ONC. TEFCA imposes privacy, security, and individual rights requirements, including individual consent and data deletion rights, on entities that participate in TEFCA exchange activities. We obtain patient records through a third-party platform operating as an Individual Access Services provider under TEFCA, pursuant to which individuals consent to retrieval of their health records for use in our clinical research. Depending on the scope of our participation in TEFCA exchange activities, we may be subject to TEFCA’s contractual obligations, including obligations that may conflict with data retention requirements under the Common Rule and FDA clinical trial regulations. The application of

TEFCA’s requirements to clinical research is an area of evolving legal interpretation for which regulatory guidance remains limited. Failure to comply with applicable TEFCA requirements, or changes in how those requirements are interpreted or enforced, could require us to modify our data collection practices in ways that adversely affect our clinical operations or expose us to contractual liability or regulatory scrutiny.

At the state level, numerous U.S. states have enacted comprehensive privacy laws, such as the California Consumer Privacy Act (the “CCPA”) and several others that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording individuals certain rights concerning their personal data. Similar laws and several others in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. While these comprehensive privacy laws that are in effect at the state level generally exempt certain data processed in the context of clinical trials, the continued development of new privacy laws at the state level may further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties upon whom we rely. Further proposed privacy legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of data and information that could be of potential use to the growth and development of our business and could result in increased compliance costs and/or the necessity of making changes in our business practices and policies. The continued further development of privacy laws in different states could make our compliance obligations more complex and costly and may increase the likelihood that we may be subject to enforcement actions or otherwise incur liability for noncompliance that could adversely impact our financial condition. Additionally, we may be subject to laws governing the privacy of specific types of data, including, biometric information and, notably, consumer health data. For example, Washington’s My Health My Data Act broadly defines consumer health data, creates a private right of action to allow individuals to sue for violations of the law, imposes stringent consent requirements and grants consumers certain rights with respect to their health data, including to request deletion of their information. Connecticut and Nevada have also passed similar laws regulating consumer health data. These various data privacy and security laws may impact our business activities, including our identification of research subjects, relationships with business partners and ultimately the marketing and distribution of our products. Such laws could have potentially conflicting requirements that would make compliance challenging. In the event that we are subject to or affected by these U.S. state privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the European Union’s General Data Protection Regulation (“EU GDPR”) and the United Kingdom’s General Data Protection Regulation and Data Protection Act 2018 (collectively, the “UK GDPR” and together with the EU GDPR, the “GDPR”) impose strict requirements for processing personal data of individuals within the European Economic Area (“EEA”) and the United Kingdom (“UK”). These European regimes include strict requirements relating to processing of sensitive data (such as health data), ensuring there is a legal basis or condition to justify the processing of personal data, obtaining consent of individuals in certain circumstances, disclosing how personal data is to be used, limiting retention of information, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, maintaining records of processing activities, documenting data protection impact assessments where there is high-risk processing and taking certain measures when engaging third-party processors.

Under GDPR, companies may face temporary or definitive bans on data processing and other corrective activities, fines of up to €20 million (£17.5 million GBP) or 4% of the annual global revenues of the noncompliant undertaking, whichever is greater, private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests; or regulatory investigations, reputational damage, orders to cease/change our data processing activities, enforcement notices and/or assessment notices (for a compulsory audit). Non-compliance could also result in a material adverse effect on our business, financial position and results of operations.

In addition, we may be unable to transfer personal data from Europe and other jurisdictions to the United States or other countries or we may have to implement additional measures to enable such transfers due to data localization requirements or limitations on cross-border data flows. Among other requirements, the GDPR restricts the transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, unless a derogation exists or we implement a valid GDPR transfer mechanism (for example, the European Commission approved Standard Contractual Clauses and the UK International Data Transfer Agreement/Addendum and conduct transfer impact assessments to assess whether the recipient can ensure certain guarantees under the GDPR). However, the efficacy and longevity of current transfer mechanisms remains uncertain. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we operate our business, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

The UK’s data protection regime is independent from but aligned to the EU’s data protection regime. However following the UK’s departure from the European Union (“Brexit”), there will be increasing scope for divergence in application, interpretation and enforcement of the data protection laws between these territories. For example, the UK Data (Use and Access) Act 2025 (the “UK Act”), now in force, further alters the similarities between the UK and EEA data protection regimes. In December 2025, the European Commission adopted a decision determining that the UK continues to provide a level of data protection that is “essentially equivalent” to the EU standards and extended the validity of the UK adequacy decision for six years, through December 2031. While this renewal reduces immediate adequacy concerns for transfers of personal data from the EEA to the UK, uncertainty remains regarding how UK data protection laws will evolve in the medium to longer term. This lack of clarity on future UK laws and regulations and their interaction with those of the EU could add legal risk, uncertainty, complexity, and cost to our handling of European personal data and our privacy and security compliance programs, and any resulting divergence in laws could increase our risk profile and may require us to implement different compliance measures for the UK and EEA. In addition, EEA Member States have adopted national laws to implement the GDPR that may partially deviate from the GDPR. Further, the competent authorities in the EEA Member States interpret GDPR obligations slightly differently from country to country (particularly in relation to the processing of health data) and therefore we do not expect to operate in a uniform legal landscape in the EEA. The European Commission has also proposed further reforms under the so-called “Digital Omnibus” package, which is intended to streamline and update aspects of the EU’s digital regulatory framework, including certain data protection obligations. While the scope and final form of these proposals remain subject to legislative negotiation, if adopted they may further modify or supplement existing GDPR-related requirements, including by further clarifying the scope of what constitutes “personal data” and the regulatory treatment of coded, key-coded or otherwise de-identified data. Any such changes could require us to reassess and adjust our European privacy compliance framework, resulting in additional legal, operational and compliance costs.

Additionally, in 2025, the U.S. Department of Justice issued a rule entitled Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places additional restrictions on certain data transactions involving countries of concern (e.g., China, Russia, Iran) and generally prohibits data brokerage transactions involving certain sensitive personal data categories, including health data, genetic data, and biospecimens, to these countries of concern. The rule impacts certain business or management activities such as vendor engagements, licensing arrangements, partnership engagements, sale or sharing of data, employment of certain individuals and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties. We may in the future engage in data transactions that could be subject to the rule. There is a risk that our interpretation of the rule’s applicability, scope and requirements could be incorrect, incomplete, or misapplied. The rule applies to certain data transactions even where data is anonymized, key-coded, pseudonymized, de-identified or encrypted, which may impact our ability to enter into certain agreements.

In addition to data privacy and security laws, we are also bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. We may publish privacy policies and marketing materials, and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. Regulators such as the U.S. Federal Trade Commission are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties on whom we rely may fail (or be perceived to have failed) to comply with such obligations, which could negatively impact our business operations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims) and mass arbitration demands; additional reporting requirements and/or oversight; bans on processing personal data; and orders to destroy or not use personal data. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in our business operations (including, as relevant, clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; potentially significant penalties if we are found to be in violation of our privacy obligations; adverse publicity; or substantial changes to our business model or operations.

Our information technology systems and infrastructure, or those of our collaborators and service providers, or our data, may be subject to cyber-attacks, intrusions, breaches, compromises, disruptions or other cybersecurity incidents, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand, material disruption of our development programs and operations, or other adverse consequences.

In the ordinary course of our business, we and the third parties upon which we rely, process sensitive data, and, as a result, we and the third parties upon which we rely face a variety of evolving threats that could cause cyber-attacks, intrusions, breaches, compromises, disruptions or other cybersecurity incidents. Although we take steps to develop and maintain systems and controls designed to protect our sensitive data, systems and infrastructure, there can be no assurance that our internal technology systems and infrastructure, or those of third parties upon which we rely, will be sufficient to protect against a cyber-attack, intrusion, breach, compromise, disruption or other cybersecurity incident such as an industrial espionage attack, ransomware, or insider threat attack such as wrongful conduct by employees or vendors, which may compromise our system infrastructure or lead to the loss, destruction, alteration or dissemination of, or damage to, our sensitive data.

Such threats are prevalent and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.

The risk of a cyber-attack, intrusion, breach, compromise, disruption or other cybersecurity incident has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have grown. Such risks come from a variety of evolving threats, including but not limited to, social engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), misconfigurations, “bugs” or other vulnerabilities in software that is integrated into our technology systems and infrastructure, malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, attacks enhanced or facilitated by AI, telecommunications failures, earthquakes, fires, floods, and other similar threats. Further, there can also be no assurance that our and our third-party service providers’, strategic partners’, contractors’, consultants’, CROs’ and collaborators’ cybersecurity risk management program and processes, including policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems, networks and sensitive data.

Threat actors engage in and are expected to continue to engage in cyber-attacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties upon which we rely, may be vulnerable to a heightened risk of cyber-attacks, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our services. Additionally, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, ability to provide our products or services, loss of sensitive data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

We also face increased risks of a cyber-attack, intrusion, breach, compromise, disruption or other cybersecurity incident due to our reliance on internet technology and the number of our employees who work on a hybrid basis at home, in the office, or other public spaces. This may create additional opportunities for cybercriminals to exploit vulnerabilities. Additionally, business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies that were not found during due diligence of such acquired or integrated entities.

In addition, our reliance on third-party service providers could introduce new cybersecurity risks and vulnerabilities, including supply-chain attacks. We rely on third-party service providers and technologies to operate critical business systems to process sensitive data in a variety of contexts and our ability to monitor these third parties’ information security practices is limited. These third parties may not have adequate information security measures in place and if our third-party service providers experience a cyber-attack, security breach, compromise, disruption or other cybersecurity incident, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or cybersecurity-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

We may be unable to detect vulnerabilities in our information technology systems and infrastructure on a timely basis or until after a cyber-attack, intrusion, breach, compromise, disruption or other cybersecurity incident has occurred, and it may be difficult and/or costly to investigate, mitigate, contain, and remediate a cybersecurity incident. Further, we may experience delays in developing and deploying remedial measures designed to adequately address any such identified vulnerabilities. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a cybersecurity incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. For example, threat actors may use an initial compromise of one part of our environment to gain access to other parts of our environment, or leverage a compromise of our networks or systems to gain access to the networks or systems of third parties with whom we work, such as through phishing or supply chain attacks.

We have in the past experienced threats related to our data and systems, and we may in the future experience additional threats, compromises, breaches or other cybersecurity incidents. If we, or a third party upon whom we rely, experience a cyber-attack, intrusion, breach, compromise, disruption or other cybersecurity incident, or are perceived to have experienced one, we may experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including individual and group claims); significant incident response, system restoration or remediation costs; indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other potentially significant harms. Further, applicable data privacy and cybersecurity obligations may require us to notify individuals, regulators, or other relevant stakeholders of a cyber-attack, intrusion, breach, compromise, disruption, or other cybersecurity incident. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. In addition, cyber-attacks, intrusions, breaches, compromises, disruptions or other cybersecurity incidents may cause stakeholders (including investors and potential customers) to stop supporting our business, deter new customers from using our products, and negatively impact our ability to grow and operate our business.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and cybersecurity obligations. Further, our existing general liability and cyber liability insurance policies may not cover, or may cover only a portion of, any potential claims related to cybersecurity breaches to which we are exposed or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. We also cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or in amounts sufficient to cover the potentially significant losses that may result from a cybersecurity incident or breach or that the insurer will not deny coverage of any future claim. Accordingly, if our cybersecurity measures, and those of our service providers, fail to protect against unauthorized access, attacks (which may include sophisticated cyberattacks) and the mishandling of data by our employees and third-party service providers, then our reputation, business, results of operations and financial condition could be adversely affected.

The use of new and evolving technologies, such as AI and machine learning (“ML”), in our operations, and the operations of third parties upon which we rely, may result in spending additional resources and present new risks and challenges that can impact our business including by posing cybersecurity and other risks to our sensitive data, and as a result we may be exposed to reputational harm, other adverse consequences, and liability.

We use and integrate AI/ML systems in our business, primarily in our Prolaio platform. The use of new and evolving technologies, such as AI/ML, in our operations, and the operations of third parties upon which we rely presents new risks and challenges that could negatively impact our business. The use of new and evolving technologies, such as AI/ML, in our operations, and the operations of third parties upon which we rely, presents new risks and challenges that could negatively impact our business, including cybersecurity, data privacy, IT, intellectual property, regulatory, legal, operational, competitive, reputational, and other risks and challenges. Specifically, risks related to bias, AI hallucinations, discrimination, harmful content, misinformation, fraud, scams, targeted attacks such as model poisoning or data poisoning, surveillance, data leakage, loss of consensus reality, inequality, environmental harms, and other harms may flow from our development, use, or deployment of AI technologies.

We expect that increased investment will be required in the future to continuously improve our AI/ML systems. As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of our investments in such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability.

The use of certain AI/ML technology can give rise to intellectual property risks, including by disclosing or otherwise compromising our confidential or proprietary intellectual property and intellectual property infringement, or by undermining our ability to assert or defend ownership rights in intellectual property created with the assistance of AI/ML tools. For example, we may experience difficulties in enforcing the intellectual property rights in output generated by AI/ML technologies. The United States Copyright Office has previously denied copyright protection for content generated by AI/ML technologies, and the United States Patent and Trademark Office has similarly stated that an AI/ML tool cannot be an “inventor” of a patent, rendering it impossible to obtain patent protection for inventions created solely by AI/ML technologies. The Supreme Court of the United Kingdom has reached a similar conclusion, stating that AI/ML systems cannot be named as an “inventor” for UK patent law purposes. Additionally, several jurisdictions around the globe, including in Europe and the U.S., have proposed, enacted, or are considering, laws governing the development and use of AI/ML, such as the EU’s AI Act, a significant part of which is scheduled to come into effect in August 2026. As currently enacted, the EU AI Act imposes significant obligations on providers and deployers of high-risk AI systems, and encourages providers and deployers of AI systems to account for EU ethical principles in their development and use of these systems. If we use AI/ML systems that are governed by the EU AI Act, it may necessitate ensuring higher standards of data quality, transparency, and human oversight, as well as adhering to specific and potentially burdensome and costly ethical, accountability, and administrative requirements. We expect other jurisdictions will adopt similar laws.

In the U.S., the regulatory framework for AI/ML technologies faces significant uncertainty. At the federal level, Congress has yet to enact meaningful AI legislation. In the absence of federal AI legislation, states have filled the void by enacting laws regulating different aspects of AI/ML technologies. For example, California has enacted laws and regulations related to AI/ML safety protocols, reporting and transparency, among other AI-related topics. In addition, Colorado’s Artificial Intelligence Act will require developers and deployers of “high-risk” AI systems to implement certain safeguards against algorithmic discrimination (among other requirements). Numerous other states have enacted, passed, or are considering AI-focused legislation, creating a patchwork of regulations and a complex compliance challenge. The Trump Administration has endorsed a federal moratorium on the enforcement of state AI laws, including through a December 11, 2025, executive order on “Ensuring a National Policy Framework for Artificial Intelligence.” So far, these efforts have not been successful at curtailing state action on AI regulation, contributing to a complicated legislative patchwork, which may be litigated in state and federal courts. Any failure or perceived failure by us to comply with existing or newly enacted laws, regulations and other requirements relating to AI/ML technologies could result in legal claims or proceedings (including class actions), regulatory investigations or enforcement actions.

Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI/ML. These obligations may make it harder for us to conduct our business using AI/ML, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI/ML, or prevent or limit our use of AI/ML. For example, the Federal Trade Commission has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI/ML where they allege the company has violated certain privacy and consumer protection laws. If we cannot use AI/ML or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.

The rapid evolution of AI/ML will require the application of significant resources to design, develop, test and maintain our products and services to help ensure that AI/ML is implemented in accordance with applicable law and regulation and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. Our vendors may in turn incorporate AI/ML tools into their own offerings, and the providers of these AI/ML tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to data privacy and cybersecurity. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI/ML, to expand potential attack surfaces and otherwise engage in illegal activities involving the theft and misuse of sensitive data. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business.

Risks related to the discovery and development of our current or future product candidates

The regulatory approval processes of the FDA, EMA, and other comparable regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business will be substantially harmed.

We are not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining regulatory approval from the FDA. Foreign regulatory authorities, such as the EMA and national competent authorities in EU Member States, impose similar requirements. The time required to obtain approval by the FDA, EMA, or other comparable regulatory authorities is inherently unpredictable, but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. For instance, jurisdictions outside of the United States, such as the European Union or Japan, may have different requirements for regulatory approval, which may require us to conduct additional clinical, nonclinical or chemistry, manufacturing and control studies. To date, we have not submitted an NDA to the FDA or similar drug approval submissions to comparable foreign regulatory authorities for any product candidate. We must complete additional preclinical studies and clinical trials to demonstrate the safety and efficacy of our product candidates in humans before we will be able to obtain these approvals.

Before obtaining approval from regulatory authorities for the commercialization of any of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidate in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. The clinical development of our initial and potential additional product candidates is susceptible to the risk of failure inherent at any stage of development, including failure to demonstrate efficacy in a clinical trial or across a broad population of patients, the occurrence of AEs that are severe or medically or commercially unacceptable, failure to comply with protocols or applicable regulatory requirements and determination by the FDA, EMA, or other comparable regulatory authorities that a product candidate may not continue development or is not approvable. It is possible that even if any of our product candidates have a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of our clinical trials. Conversely, as a result of the same factors, our clinical trials may indicate an apparent positive effect of such product candidate that is greater than the actual positive effect, if any. Similarly, in our clinical trials we may fail to detect toxicity of, or intolerability caused by, such product candidate, or mistakenly believe that our product candidates are toxic or not well-tolerated when that is not in fact the case. Serious AEs or other AEs, as well as tolerability issues, could hinder or prevent market acceptance of the product candidate at issue.

Our current and future product candidates could fail to receive regulatory approval for many reasons, including the following:

•	the FDA, EMA, or other comparable regulatory authorities may disagree as to the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA, EMA, or other comparable regulatory authorities that a product candidate is safe and effective for its proposed indication;

•	the results of clinical trials may not meet the level of statistical significance required by the FDA, EMA, or other comparable regulatory authorities for approval;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA, EMA, or other comparable regulatory authorities may disagree with our interpretation of data from clinical trials or preclinical studies;

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the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA to the FDA or other submission or to obtain regulatory approval in the United States, the European Union or elsewhere;

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the FDA, EMA, or other comparable regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA, EMA, or other comparable regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

This lengthy approval process as well as the unpredictability of clinical trial results may result in our failing to obtain regulatory approval to market any product candidate we develop, which would substantially harm our business, financial condition, results of operations and prospects. The FDA, EMA, and other comparable regulatory authorities have substantial discretion in the approval process and determining when or whether regulatory approval will be granted for any product candidate that we develop. Even if we believe the data collected from future clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the FDA, EMA, or other comparable regulatory authorities. Furthermore, the U.S. Supreme Court’s July 2024 decision to overturn prior established case law giving deference to regulatory agencies’ interpretations of ambiguous statutory language has introduced uncertainty regarding the extent to which FDA’s regulations, policies and decisions may become subject to increasing legal challenges, delays, and/or changes.

In addition, even if we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant approval contingent on the performance of costly post-marketing clinical trials or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

In addition, FDA and foreign regulatory authorities may change their approval policies and new regulations may be enacted. For instance, the EU pharmaceutical legislation is currently undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. The European Commission’s proposal for revision of several legislative instruments related to medicinal products (potentially reducing the duration of regulatory data protection, revising the eligibility for expedited pathways, etc.) was published on April 26, 2023. In April 2024, the European Parliament adopted its position on the legislative proposals and, in June 2025, the Council of the European Union adopted its position. A common position on the text was agreed upon on December 11, 2025, in the context of subsequent inter-institutional trilogue negotiations. The proposed revisions remain to be adopted into EU law, and are not expected to become applicable before 2028. The revisions may, however, have a significant impact on the pharmaceutical industry and our business in the long term.

The FDA, EMA or comparable regulatory authorities may disagree with our regulatory plan for our product candidates.

The general approach for FDA approval of a new drug is dispositive data from two or more adequate and well-controlled clinical trials of the product candidate in the relevant patient population. Adequate and well-controlled clinical trials typically involve a large number of patients, have significant costs and take years to complete. The FDA, EMA or other comparable regulatory authorities may disagree with us about whether a clinical trial is adequate and well-controlled or may request that we conduct additional clinical trials prior to regulatory approval. In addition, there is no assurance that the doses, endpoints and trial designs that we intend to use for our planned clinical trials, including those that we have developed based on feedback from regulatory agencies or those that have been used for the approval of similar drugs, will be acceptable for future approvals. For instance, we may seek FDA regulatory flexibility and pursue marketing approval based on data from only one adequate and well-controlled clinical investigation. However, the FDA may not agree with our proposed development plans, and our clinical trial results may not support approval of our product candidates for our target indications. In addition, our product candidates could fail to receive regulatory approval, or regulatory approval could be delayed, for many reasons, including the following:

•	the FDA, EMA, or comparable regulatory authorities may not file or accept our NDA or marketing application for substantive review;

•	the FDA, EMA, or comparable regulatory authorities may disagree with the dosing regimen, design or implementation of our clinical trials;

•	the FDA, EMA, or comparable regulatory authorities may determine there is not substantial evidence of effectiveness to support approval;

•	we may be unable to demonstrate to the satisfaction of the FDA, EMA, or comparable regulatory authorities that our product candidates are safe and effective for any of their proposed indications;

•	the results of our clinical trials may not meet the level of statistical significance required by the FDA, EMA, or comparable regulatory authorities for approval;

•	we may be unable to demonstrate that our product candidates’ clinical and other benefits outweigh their safety risks;

•	the FDA, EMA, or comparable regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

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the data collected from clinical trials of our product candidates may not be sufficient to the satisfaction of the FDA, EMA, or comparable regulatory authorities to support the submission of an NDA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

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the FDA, EMA, or comparable regulatory authorities may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA, EMA, or comparable regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

We are dependent on third parties having accurately generated, collected, interpreted and reported data from certain preclinical studies and clinical trials that were previously conducted for our product candidates.

All of our lead product candidates were initially developed by third parties. For example, Danicamtiv was initially developed by MyoKardia and further developed by BMS Co., Ataciguat was initially developed by Sanofi and Mayo and Tonlamarsen was developed by Ionis. We in-licensed each of these product candidates pursuant to license agreements with BMS Co., Sanofi and Mayo, and Ionis, respectively. We entered into these licenses on the basis of our interpretation of the medical and scientific meaningfulness of each product candidate’s initial data. Therefore, we are dependent on third-parties such as MyoKardia, BMS Co., Sanofi, Mayo and Ionis having designed certain preclinical studies and clinical trials and conducted their research and development in accordance with the applicable protocols, legal and regulatory requirements, and scientific standards; having accurately reported the results of all preclinical studies conducted with respect to such product candidates; and having correctly collected and interpreted the data from these studies and trials. These risks also apply to any additional product candidates that we may acquire or in-license in the future. If these activities were not compliant, accurate or correct, the clinical development, regulatory approval or commercialization of our product candidates will be adversely affected and the earlier-reported results may not support data that we generate in our own preclinical or clinical work with those product candidates.

Our use of the Prolaio platform to enhance clinical trial design and execution is a novel approach that may not result in the anticipated efficiencies or regulatory acceptance, which exposes us to unforeseen risks and makes it difficult for us to predict the time and cost of product development.

A key element of our strategy is utilizing our Prolaio platform, which leverages AI-enabled tools to optimize the development of our product candidates in clinical development, including by enhancing the design and execution of our clinical trials through improved patient identification and enrollment, and continuous real world data collection. While we believe the Prolaio platform has the potential to expand patient access and accelerate patient recruitment and trial execution for our own trials and when sold to third-parties for use in third-party clinical trials, the Prolaio platform is a novel approach to trial design and execution. As a result, we are exposed to a number of unforeseen risks related to our Prolaio platform, and these risks could impact each of our product candidates. For example, digital clinical endpoints collected through our Prolaio platform may not be accepted by the FDA as valid primary or secondary endpoints, which could require additional validation work, modification of trial design or the collection of additional clinical endpoint data, potentially delaying development timelines. The regulatory framework for digital health technologies and digitally-obtained endpoints continues to evolve. Because it is a novel approach, to date, we have not used Prolaio to support regulatory decision-making, and the use of Prolaio in our clinical trials to support regulatory decision-making for our therapeutic candidates has not yet been validated by the FDA. While our clinical studies of Danicamtiv and Ataciguat are exploring the use of Prolaio to capture eVO2peak (our novel estimate of pVO2, which is a clinically accepted measure of a patient’s functional capacity derived from Cardiopulmonary Exercise Testing (“CPET”)), our primary endpoint evaluates pVO2 to support regulatory decision-making and we do not intend to seek approval on the basis of the eVO2peak measurements collected by Prolaio. In the future, we will need to validate Prolaio biomarkers with the FDA to be used as endpoints for a given disease. Even if validated by the FDA, we may not realize Prolaio’s potential to support smaller, faster, and more capital efficient clinical trials, and it may not meet our expectations in speeding the development of our programs and increasing the probability of success.

Although our research and development efforts to date have resulted in a development portfolio of programs and product candidates, we may not be able to discover or identify additional candidates or clinical research that could appropriately utilize our Prolaio platform. Even if we are successful in continuing to build and expand our development portfolio, the potential product candidates that we identify may not be successful in clinical development. If we do not successfully deploy the Prolaio platform to develop and commercialize additional product candidates, we may not realize the anticipated benefits of developing and utilizing our Prolaio platform, which likely would result in significant harm to our financial position and adversely affect our stock price.

If our clinical trials fail to replicate positive results from earlier preclinical studies or clinical trials conducted by us or third parties, we may be unable to successfully develop, obtain regulatory approval for or commercialize our product candidates.

The results observed from preclinical studies or early-stage clinical trials of our product candidates may not necessarily be predictive of the results of later-stage clinical trials that we conduct. Similarly, positive results from such preclinical studies or early-stage clinical trials may not be replicated in our subsequent preclinical studies or clinical trials. For instance, results seen in our Phase 2 trial of Danicamtiv for DCM may not translate to similar results in our ongoing KINSHIP-DCM Phase 2b/3 clinical trial. Furthermore, our product candidates may not be able to demonstrate similar activity or adverse event profiles as other product candidates that we believe may have similar profiles.

In addition, in our ongoing and planned future clinical trials, we may utilize clinical trial designs or dosing regimens that have not been routinely tested in prior clinical trials similar to ours. For instance, in our KATALYST-AV trial for Ataciguat, we are exploring novel endpoints, including change in valve area calcium and peak VO2, in patients with aortic stenosis. In our KINSHIP-DCM study for Danicamtiv, we are deploying an adaptive trial design where the effects observed in the Phase 2b portion of the study may impact the statistical analysis and sample size of the Phase 3 portion of the study. In our KARDINAL-ASH study for Tonlamarsen, we plan to leverage Prolaio data collection during the post-discharge period to characterize blood pressure control, blood pressure excursions and cardiovascular parameters.

There can be no assurance that any of our clinical trials will ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for drugs proceeding through clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in preclinical studies and clinical trials, including previously unreported adverse effects or AEs.

Additionally, we may utilize an “open-label” clinical trial design for certain of our clinical trials. For example, our Phase 2 trial for Danicamtiv was an open-label clinical trial. An “open-label” clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. A common concern with open-label clinical trials is an increased susceptibility to bias, including “patient bias” where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results of a product candidate when studied in a controlled environment with a placebo or active control. Accordingly, data from our Phase 2 trial for Danicamtiv may not be predictive of data from our planned clinical trials for Danicamtiv.

Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA, EMA or comparable foreign regulatory authority approval.

We intend to conduct certain clinical trials for our product candidates outside of the U.S. However, the FDA and comparable foreign regulatory authorities may not accept data from such trials, in which case our development plans will be delayed, which could materially harm our business.

We may conduct certain clinical trials for our product candidates outside of the U.S. Although the FDA may accept data from clinical trials conducted outside the U.S., acceptance of this data is subject to certain conditions imposed by the FDA or may not be accepted at all. Where data from foreign clinical trials are intended to serve as the basis for marketing approval in the U.S., the FDA will not approve the application on the basis of foreign data alone unless those data are applicable to the U.S. population and U.S. medical practice; the studies were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and the data are considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, if the study was not otherwise subject to an IND, the FDA will not accept the data as support for an application for regulatory approval unless the study is well-designed and well-conducted in accordance with GCP requirements and the FDA is able to validate the data from the study through an onsite inspection if deemed necessary. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted.

For studies that are conducted only at sites outside of the U.S. and not subject to an IND, the FDA generally does not provide advance comment on the clinical protocols for the studies, and therefore there is an additional potential risk that the FDA could determine that the study design or protocol for a non-U.S. clinical trial was inadequate, which could require us to conduct additional clinical trials. Conducting clinical trials outside the U.S. also exposes us to additional risks, including risks associated with:

•	additional foreign regulatory requirements;
•	foreign exchange fluctuations;
•	compliance with foreign manufacturing, customs, shipment and storage requirements;
•	cultural differences in medical practice and clinical research; and
•	diminished protection of intellectual property in some countries.

In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. We currently have clinical trial sites for Danicamtiv, Ataciguat, and Tonlamarsen outside the United States and may in the future conduct further clinical trials with one or more trial sites that are located outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to conditions imposed by the FDA, and there can be no assurance that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from any trial that we conduct outside the United States, it would likely result in the need for additional trials, which would be costly and time-consuming and could delay or permanently halt our development of the applicable product candidates.

We may incur unexpected costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

To obtain the requisite regulatory approvals to commercialize any of our product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our product candidates are safe and effective in humans. We may experience delays in completing our clinical trials or preclinical studies and initiating or completing additional clinical trials or preclinical studies, including as a result of regulators not allowing or delay in allowing clinical trials to proceed under an IND or similar foreign authorization, or not approving or delaying approval for any clinical trial grant or similar approval we need to initiate a clinical trial. We may also experience numerous unforeseen events during our clinical trials that could delay or prevent our ability to receive marketing approval or commercialize the product candidates we develop, including:

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regulators, institutional review boards (“IRBs”) or other reviewing bodies may not authorize us or our investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;

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we may not reach agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	we may experience challenges or delays in recruiting principal investigators or study sites to lead our clinical trials;

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the number of subjects or patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be insufficient or slower than we anticipate, and the number of clinical trials being conducted at any given time may be high and result in fewer available patients for any given clinical trial, or patients may drop out of these clinical trials at a higher rate than we anticipate;

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our third-party contractors, including those manufacturing our product candidates or conducting clinical trials on our behalf, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

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we may have to amend clinical trial protocols submitted to regulatory authorities or conduct additional studies to reflect changes in regulatory requirements or guidance, which may be required to resubmit to an IRB and regulatory authorities for re-examination;

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regulators or other reviewing bodies may find deficiencies with, fail to approve or subsequently find fault with the manufacturing processes or facilities of third-party manufacturers with which we enter into agreements for clinical and commercial supplies, or the supply or quality of any product candidate or other materials necessary to conduct clinical trials of our product candidates may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply; and

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the potential for approval policies or regulations of the FDA, EMA, or other comparable regulatory authorities to significantly change in a manner rendering our clinical data insufficient for approval.

Clinical trials must be conducted in accordance with the FDA, EMA, and other applicable regulatory authorities’ legal requirements, regulations and guidelines, and remain subject to oversight by these governmental agencies and ethics committees or IRBs at the medical institutions where such clinical trials are conducted. Regulators or IRBs of the institutions in which clinical trials are being conducted may suspend, limit or terminate a clinical trial, or data monitoring committees may recommend that we suspend or terminate a clinical trial, due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA, EMA, or other comparable regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to regulators or to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial. Negative or inconclusive results from our clinical trials or preclinical studies could mandate repeated or additional clinical trials and, to the extent we choose to conduct clinical trials in other indications, could result in changes to or delays in clinical trials of our product candidates in such other indications. We do not know whether any clinical trials that we conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market our product candidates for the indications that we are pursuing. If later-stage clinical trials do not produce favorable results, our ability to obtain regulatory approval for our product candidates will be adversely impacted.

Further, conducting clinical trials in foreign countries, as we may do for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled subjects in foreign countries to adhere to clinical protocols as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, and political and economic risks, including war, relevant to such foreign countries.

Our failure to successfully initiate and complete clinical trials and to demonstrate the efficacy and safety necessary to obtain regulatory approval to market our product candidates would significantly harm our business. Our product candidate development costs will also increase if we experience delays in testing or regulatory approvals and we may be required to obtain additional funds to complete clinical trials. We cannot assure you that our clinical trials will begin as planned or be completed on schedule, if at all, or that we will not need to restructure or otherwise modify our trials after they have begun. In addition, many of the factors that cause, or lead to, the termination, suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates, which may harm our business, financial condition and results of operations. In addition, many of the factors that cause, or lead to, delays of clinical trials may ultimately lead to the denial of regulatory approval of our product candidates.

Our product candidates may be associated with AEs or other undesirable properties or safety risks, which could delay or prevent their regulatory approval, cause us to suspend or discontinue clinical trials or abandon a product candidate, limit the commercial profile of an approved label, or result in significant negative consequences following regulatory approval, if obtained, or result in other significant negative consequences that could severely harm our business, financial condition, results of operations, and prospects.

Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. Undesirable side effects caused by any of our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and, if such product candidates are approved, could result in a more restrictive label, the inclusion of a risk evaluation and mitigation strategy (“REMS”), or the delay or denial of regulatory approval by the FDA, EMA, or other comparable regulatory authorities. Any treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial, or could result in potential product liability claims. Any of these occurrences may harm our business, financial condition, and prospects significantly.

We may observe safety or tolerability issues beyond those we anticipate with our current or future product candidates in ongoing or future clinical trials. Additionally, it is possible that human subjects with cardiovascular diseases may experience greater side effects in our clinical programs than observed in healthy volunteers. We continue to learn more about our product candidates, and unfavorable pharmacology profiles, including extended half-lives, could lead to adverse outcomes or concerns by the FDA, EMA, or other comparable regulatory authorities.

Many compounds that initially showed promise in clinical or earlier-stage testing are later found to cause undesirable or unexpected side effects that prevented further development of the compound. Results of future clinical trials of our product candidates could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics, despite a favorable tolerability profile observed in earlier-stage testing. At any time, we may decide to terminate or greatly narrow the target population for a clinical development program due to unacceptable side effects or safety concerns.

If unacceptable side effects arise in the development of our product candidates, we, the FDA, EMA, or other comparable regulatory authorities, the IRBs, or independent ethics committees at the institutions in which our trials are conducted, could suspend, limit or terminate our clinical trials, or the independent safety monitoring committee could recommend that we suspend, limit or terminate our trials, or the FDA, EMA, or other comparable regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. We may be unable to overcome any such suspensions or holds that are placed on our clinical trials. Treatment-emergent side effects that are deemed to be drug-related could delay recruitment of clinical trial subjects or may cause subjects that enroll in our clinical trials to discontinue participation in our clinical trials. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We may need to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in harm to patients that are administered our product candidates. Any of these occurrences may materially adversely affect our business, financial condition, results of operations and prospects.

Moreover, clinical trials of our product candidates are conducted in carefully defined sets of patients who have agreed to enter into clinical trials. Consequently, it is possible that our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects.

Additionally, if any of our product candidates receives regulatory approval, and we or others later identify undesirable side effects caused by such product, a number of potentially significant negative consequences could result. For example, the FDA could require us to adopt a REMS to ensure that the benefits of treatment with such product candidate outweigh the risks for each potential patient, which may include, among other things, a communication plan to health care practitioners, patient education, extensive patient monitoring or distribution systems and processes that are highly controlled, restrictive, and more costly than what is typical for the industry. We or our collaborators may also be required to adopt a REMS or engage in similar actions, such as patient education, certification of health care professionals or specific monitoring, if we or others later identify undesirable side effects caused by any product that we develop alone. Other potentially significant negative consequences associated with AEs include:

•	we may be required to suspend marketing of a product, or we may decide to remove such product from the marketplace;

•	regulatory authorities may withdraw or change their approvals of a product;

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regulatory authorities may require additional warnings on the label or limit access of a product to selective specialized centers with additional safety reporting and with requirements that patients be geographically close to these centers for all or part of their treatment;

•	we may be required to create a medication guide outlining the risks of a product for patients, or to conduct post-marketing studies;

•	we may be required to change the way a product is administered;

•	we could be subject to fines, injunctions, or the imposition of criminal or civil penalties, or be sued and held liable for harm caused to subjects or patients; and

•	a product may become less competitive, and our reputation may suffer.

Any of these events could diminish the usage or otherwise limit the commercial success of our product candidates and prevent us from achieving or maintaining market acceptance of our product candidates, if approved by the FDA or other regulatory authorities.

Our product candidates have been associated with treatment-related serious adverse events in clinical trials, and such events may delay or prevent regulatory approval, cause us to suspend or discontinue clinical trials, or otherwise harm our business.

We have not yet completed any pivotal clinical trials with our product candidates. While the data reported to date from the ongoing clinical evaluation of our product candidates indicate that they have been generally well tolerated, there remains a risk of treatment-related serious adverse events (“TRSAEs”) for all of our product candidates. As of May 26, 2026, TRSAEs have been observed in clinical trials conducted with our product candidates, as described below. It is possible that additional or increased occurrences or severity of TRSAEs and serious adverse events will occur in human subjects during ongoing and planned clinical trials, and the severity and rate of these events may not be acceptable in patients with cardiovascular diseases.

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Danicamtiv. In clinical trials conducted with Danicamtiv, two participants had a total of three TRSAEs as assessed by the investigator. One participant had complete atrioventricular (“AV”) block (mild, recovered) and one participant had two TRSAEs: liver injury (severe, resolved) and acute kidney injury (moderate, recovered). After a careful review of these two SAEs, other confounding factors, such as comorbidities, drug allergy, nitrofurantoin use, and hypotension, were identified as possible causes of liver injury and acute kidney injury. Based on this review, the Sponsor at the time (BMS Co.) considered these two SAEs to be not related to Danicamtiv.

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Ataciguat. In clinical trials conducted with Ataciguat, nine TRSAEs have been reported, each occurring in one participant except for two hepatic events occurring in two participants (increased hepatic enzymes, drug-induced liver injury). Eight TRSAEs were recovered and/or resolving, with one TRSAE (hematuria) whose outcome was unknown. Three TRSAEs were categorized severe and included one report each of atrial fibrillation, increased serum creatine phosphokinase, and cerebrovascular disorder. Two TRSAEs were categorized as moderate severity, and included one report each of drug-induced liver injury and hypersensitivity. A single TRSAE was categorized as mild, which was reported as chronic kidney disease. The three remaining TRSAEs (dizziness, hematuria, and increased hepatic enzymes) were of unknown severity.

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Tonlamarsen. In clinical trials conducted with Tonlamarsen, three SAEs were reported as related to the study medication by the investigator, each occurring in one participant. The reported TRSAEs were increased blood glucose, which was categorized as serious, loss of consciousness, which was categorized as moderate severity, and one TRSAE of fatal renal failure. Both the increased blood glucose TRSAE and loss of consciousness were recovered and resolved. The SAE of fatal renal failure occurred many weeks after the end of study visit. After careful review the sponsor considered this SAE to be unrelated to Tonlamarsen due to the prolonged time lapse from last dose of study medication and onset of symptoms.

Undesirable side effects caused by any of our product candidates could cause us, the data safety monitoring boards for such trials, IRBs or ethics committees of the institutions in which such trials are being conducted, or regulatory authorities to interrupt, delay, suspend, halt or place on clinical hold the associated clinical trials and could result in a more restrictive label, the imposition of distribution or use restrictions, requirements to conduct additional studies, dose de-escalation, or additional protocol amendments, or the delay or denial of regulatory approval by the FDA, EMA, or other comparable regulatory authorities. Treatment-related side effects could also affect site initiation, patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Even if serious adverse events are unrelated to study treatment, such occurrences could affect patient enrollment or the ability of enrolled patients to complete the clinical trial. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics, and we may not be able to complete a clinical trial for any of our product candidates on the timeline we expect, or at all.

Furthermore, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of our product candidates may only be uncovered when a significantly larger number of patients have been exposed to the drug candidate, including post-approval, and there can be no assurance that our product candidates will not cause more severe and/or serious side effects in a greater proportion of patients.

If unexpected adverse events occur in any of our clinical trials, we may need to abandon development of our product candidates, or limit development to lower doses or to certain uses or subpopulations in which the undesirable side effects or other unfavorable characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff, and we may need to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and, upon any commercialization of our product candidates, if approved. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any such findings could cause delays in completion or cancellation of our clinical programs, and may harm our business, financial condition, results of operations, and prospects significantly.

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of our product candidates.

Any product candidate we develop and the activities associated with its development and commercialization, including its design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, and distribution, are subject to comprehensive regulation by the FDA and other regulatory authorities in the United States, and by the EMA and other comparable regulatory authorities in other countries. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate in a given jurisdiction. We have not received approval to market any product candidates from regulatory authorities in any jurisdiction and it is possible that none of the product candidates we are developing or may seek to develop in the future will ever obtain regulatory approval.

Our team expects to rely on third-party CROs or regulatory consultants to assist us in submitting and supporting the applications necessary to gain marketing approvals. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Any product candidates we develop may not be effective, may be only moderately effective, or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude its obtaining marketing approval or prevent or limit commercial use.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity, and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA, EMA, and other comparable regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit, or prevent marketing approval of a product candidate. Any marketing approval that we may ultimately obtain could be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

If we experience delays in obtaining approval or if we fail to obtain approval of any product candidates we may develop, the commercial prospects for those product candidates may be harmed, and our ability to generate revenues will be materially impaired.

Interim, topline and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data becomes available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim, topline or preliminary data from our clinical trials and preclinical studies. Such announcements or publications are typically based on a preliminary analysis of then- available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations, and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the interim, topline, or preliminary results that we report may differ from future results of the same studies or trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Topline and preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the topline or preliminary data we previously published. As a result, topline and preliminary data should be viewed with caution until the final data are available.

Interim data from clinical trials that we may complete are further subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between interim, topline or preliminary data and final data could significantly harm our reputation and business prospects. Further, disclosure of such data by us or by our competitors could result in volatility in the price of our common stock.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions, or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities, or otherwise regarding a particular product candidate or our business. If the interim, topline, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, financial condition, results of operations, and prospects.

If we do not achieve our projected development and commercialization goals in the timeframes we announce and expect, the development and commercialization of our product candidates may be delayed, and our business, financial condition and results of operations may be harmed.

For planning purposes, we sometimes estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies and clinical trials, the submission of regulatory filings or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical programs, receipt of marketing approval or a commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions which, if not realized as expected, may cause the timing of achievement of the milestones to vary considerably from our estimates, including:

•	our available capital resources or capital constraints we experience;

•	the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators;

•	our ability to identify and enroll patients who meet clinical trial eligibility criteria;

•	our receipt of approvals by the FDA, EMA, and other comparable regulatory authorities and the timing thereof;

•	other actions, decisions or rules issued by regulators;

•	our ability to access sufficient, reliable and affordable supplies of materials used to manufacture our product candidates;

•	the efforts of our collaborators with respect to the commercialization of our product candidates; and

•	the securing of, costs related to, and timing issues associated with, product manufacturing as well as sales and marketing activities.

If we fail to achieve announced milestones in the timeframes we expect, the development and commercialization of our product candidates may be delayed, and our business, financial condition and results of operations may be harmed.

We have concentrated our research and development efforts on the treatment of cardiovascular diseases, a field that faces certain challenges in drug development.

We have focused our research and development efforts on addressing cardiovascular diseases. Developing a product candidate for treatment of the cardiovascular diseases we currently target is extremely difficult and subjects us to a number of unique challenges, including obtaining regulatory approval from the FDA and other regulatory authorities who have only a limited set of precedents to rely on. Efforts by pharmaceutical companies in this field have faced certain challenges in drug development. In particular, cardiovascular disease conditions present similarly but stem from diverse disease biology and genetic variability. In addition, traditional clinical trials in cardiovascular diseases have resulted in large, expensive trials. Further, background medications commonly prescribed for aortic stenosis patients, such as beta blockers, may impact pulmonary function measurements and can impact our results.

Moreover, given the history of clinical failures in this field, future clinical or regulatory failures by us or others may have resulted in further negative perception of the likelihood of success in this field, which may significantly and adversely affect the market price of our common stock. We intend to work closely with the FDA, EMA and comparable foreign regulatory authorities to perform the requisite scientific analyses and evaluation in an effort to obtain regulatory approval for our product candidates; however, the process of developing our product candidates may be more complex and time-consuming relative to other more well-known approaches to drug development. We cannot be certain that our approach will lead to the development of product candidates that effectively and safely address our target indications.

We may be subject to additional risks because we may in the future evaluate our product candidates in combination with the standard of care for the indications that we are pursuing.

We may in the future evaluate our product candidates in combination with other compounds, specifically the standard of care for the indications that we are pursuing. The use of our product candidates in combination with such other compounds may subject us to risks that we would not face if our product candidates were being administered as a monotherapy. The outcome and cost of developing a product candidate to be used with other compounds is difficult to predict and dependent on a number of factors that are outside our control. If we experience efficacy or safety issues in our clinical trials in which our product candidates are being administered with other compounds, we may not receive regulatory approval for our product candidates, which could prevent us from ever generating revenue or achieving profitability.

For example, the combination of our product candidates and the standard of care may result in unexpected adverse side effects or toxicities. In addition, the product candidates may interact with other companies’ products or product candidates that the patients receiving our product candidates may also be receiving, in undesirable ways. Testing product candidates in patients already receiving other treatments may increase the risk of significant adverse effects or failed clinical trials. The timing, outcome and cost of the potential adverse effects of developing products to be used in patients already receiving other therapies is difficult to predict and dependent on a number of factors that are outside our reasonable control. If serious adverse or unexpected side effects are identified during development and are determined to be attributed to our product candidates, or the result of drug-drug interactions between our product candidate and any of the concomitant therapies given to the trial subjects, we, the FDA, EMA, comparable foreign regulatory authorities, or IRBs and other reviewing entities could interrupt, delay, or halt clinical trials. Such findings could also result in delays in, or denial of, regulatory approval by the FDA, the EMA, or comparable foreign regulatory authorities. Further, even if our product candidates are approved, these findings could result in a more restrictive label or particularly narrow indication (substantially limiting the product’s commercial opportunities) or a REMS.

Moreover, any safety, efficacy, regulatory, manufacturing or supply issues that could arise with respect to an already approved therapy with which our product candidates are developed for use could have an adverse impact on us. Prescribing information for the approved therapy, such as risk information like a boxed warning, or limitations of use, could negatively impact our ability to commercialize a product as an add-on or as further supportive care to the approved therapy. If the approved therapy is replaced as the standard of care, the FDA, EMA or comparable foreign regulatory authorities may require us to conduct additional clinical trials, or we may not be able to obtain adequate reimbursement from third-party payors. The occurrence of any of these events could result in our product candidate, if successfully developed and approved, being removed from the market or being less successful commercially. If the FDA, EMA or comparable foreign regulatory authorities revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with respect to, therapies we choose to evaluate in conjunction with or as background or standard of care therapy for any of our product candidates, we may be unable to obtain regulatory approval of or to commercialize such product candidates in combination with these therapies. If we experience safety, tolerability or toxicity issues in any of our ongoing or planned clinical trials that allow patients to remain on other therapies, or if the efficacy or safety data from these trials of our candidates administered to patients on other therapies are not favorable, our clinical development plans could be materially negatively affected or delayed, or we may not receive regulatory approval for our product candidates, which would materially harm our business and likely cause the market price of our common stock to decline.

Even if our product candidate demonstrates clinical benefit as part of a combination regimen, payors may determine that the incremental value is insufficient to justify the overall cost and may refuse to reimburse at levels that are acceptable to us or that support commercial viability. In addition, we do not control the pricing, contracting strategy or reimbursement profile of any product for which we are developing our product candidates in companion, which may change over time and adversely impact the attractiveness or economics of the combination. If coverage for the companion therapy is reduced, withdrawn, or made more restrictive, the value proposition for our product candidate could be materially weakened.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with our protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion.

Patient enrollment is affected by many factors, including:

•	the patient eligibility criteria defined in the protocol;

•	the size of the patient population required for analysis of the trial’s primary endpoints;

•	the severity of the disease under investigation;

•	the proximity of patients to study sites;

•	the design of the trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

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patients that enroll in our clinical trials may misrepresent their eligibility or may otherwise not comply with the clinical trial protocol, resulting in the need to drop such patients from the clinical trial, increase the needed enrollment size for the clinical trial or extend the clinical trial’s duration;

•	approval of new indications for existing therapies or approval of new therapies in general;

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competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications that we are investigating;

•	our ability to obtain and maintain patient consents; and

•	the risk that patients enrolled in our clinical trials will drop out of the trials before completion.

We may experience challenges in recruiting principal investigators and patients to participate in ongoing and future clinical trials for such product candidates if we are unable to sufficiently demonstrate the potential of such product candidates to them. In addition, our clinical trials may compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we may conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site. Our trials also include procedures, such as pulmonary function tests via CPET, that may be burdensome for patients and could hinder enrollment. In addition, we are pursuing novel or smaller indications, including ASH and genetic DCM, which may further affect our ability to enroll patients in our clinical studies. Furthermore, if significant AEs or other side effects are observed in any of our clinical trials, we may have difficulty recruiting patients to our trials and patients may drop out of our trials. Additionally, patients, including patients in any control groups, may withdraw from the clinical trial for various reasons, including but not limited to if they are not experiencing improvement in their underlying disease or condition, or if they experience other difficulties or issues relating to their underlying disease or condition. Withdrawal of patients from our clinical trials may compromise the quality of our data.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays or might require us to abandon one or more clinical trials or our development efforts altogether. Delays in patient enrollment may result in increased costs, affect the timing or outcome of the planned clinical trials, product candidate development and approval process and jeopardize our ability to seek and obtain the regulatory approval required to commence product sales and generate revenue, which could prevent completion of these trials, adversely affect our ability to advance the development of our product candidates, cause our value to decline and limit our ability to obtain additional financing if needed.

The number of patients with certain cardiovascular diseases for which we are developing our product candidates has not been established with precision. If the actual number of patients with the diseases we elect to pursue with our product candidates is smaller than we anticipate, we may have difficulties in enrolling patients in our clinical trials, which may delay or prevent development of our product candidates. Even if such product candidates are successfully developed and approved, the markets for our product candidates may be smaller than we expect and our revenue potential and ability to achieve profitability may be materially adversely affected.

Our pipeline includes product candidates for a number of cardiovascular diseases. There is no precise method of establishing the actual number of patients with any of these diseases in any geography over any time period. With respect to many of the indications in which we have developed, are developing, or plan to develop our product candidates, we have estimates of the prevalence of the disease. Our estimates as to prevalence may not be accurate, and the actual prevalence or addressable patient population for some or all of those indications, or any other indication that we elect to pursue, may be significantly smaller than our estimates. In estimating the potential prevalence of indications we are pursuing, or may in the future pursue, including our estimates as to the prevalence of cardiovascular disease, we apply assumptions to available information that may not prove to be accurate. In each case, there is a range of estimates in the published literature and in marketing studies, which include estimates within the range that are lower than our estimates. The actual number of patients with these disease indications may, however, be significantly lower than we believe. Even if our prevalence estimates are correct, our product candidates may be developed for only a subset of patients with the relevant disease or our product candidates, if approved, may be indicated for or used by only a subset. In the event the number of patients with the cardiovascular diseases we are studying is significantly lower than we expect, we may have difficulties in enrolling patients in our clinical trials, which may delay or prevent development of our product candidates. If any of our product candidates are approved and our prevalence estimates with respect to any indication or our other market assumptions are not accurate, the markets for our product candidates for these indications may be smaller than we anticipate, which could limit our revenues and our ability to achieve profitability or to meet our expectations with respect to revenues or profits.

Even if any of our product candidates receives regulatory approval, it may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success, in which case we may not generate significant revenues or become profitable.

We have never commercialized a product, and even if any of our product candidates is approved by the appropriate regulatory authorities for marketing and sale, it may nonetheless fail to achieve sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. The commercial success of any of our product candidates will depend significantly on the broad adoption and use of the resulting product by these individuals and organizations for approved indications.

Even if our product candidates are successful in registrational clinical trials, they may not be successful in achieving market acceptance by physicians, patients, or third-party payors for addition to current standards of care if we are unable to demonstrate superior efficacy, safety, ease of administration and/or cost-effectiveness when prescribing our product candidates in addition to current standard of care treatments as add-on therapies. For example, physicians may be reluctant to add to their patients’ current medications and adjust their treatment regimen for a variety of reasons. Further, patients often acclimate to the treatment regimen that they are currently taking and do not want to add-on additional treatments unless their physicians recommend doing so or are required to do so due to inadequate coverage or reimbursement by third-party payors. Even if we are able to demonstrate our product candidates’ safety and efficacy to the FDA and other regulators, we may be unable to demonstrate to physicians, patients, or third-party payors the benefits of adding-on our product candidates or safety or efficacy concerns regarding our product candidates in the medical community may hinder market acceptance.

Efforts to educate the medical community and third-party payors on the benefits of our product candidates as add-on therapies may require significant resources, including management time and financial resources, and may not be successful. If any product candidate is approved but does not achieve an adequate level of market acceptance, we may not generate significant revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and safety of the product, including as compared to any more-established products or other alternative products that may later be approved;

•	the potential advantages of the product compared to standard of care alone or competitive therapies;

•	the indications for which the product is approved, if any;

•	the prevalence and severity of any side effects;

•	whether the product is designated under physician treatment guidelines as a first-, second- or third-line therapy;

•	our ability, or the ability of any future collaborators, to offer the product for sale at competitive prices;

•	the product’s convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try, and of physicians to prescribe, the product;

•	the willingness of patients to pay all, or a portion of, out-of-pocket costs associated with the product in the absence of sufficient third-party coverage and adequate reimbursement;

•	the product’s acceptance into standard of care treatment algorithms by medical societies as add-on treatments that could limit payor and physician uptake;

•	limitations or warnings, including distribution or use restrictions contained in the product’s approved labeling;

•	the strength of sales, marketing and distribution support;

•	changes in the standard of care for the targeted indications for the product;

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availability and adequacy of coverage and reimbursement from government payors, managed care plans and other third-party payors, including any price concessions required by third-party payors to obtain coverage;

•	potential product liability claims; and

•	unfavorable publicity relating to the product, or favorable publicity about competitive products.

Any failure by one or more of our product candidates that obtains regulatory approval to achieve market acceptance or commercial success would adversely affect our business prospects.

If we fail to discover, develop and commercialize additional product candidates, we may be unable to grow our business and our ability to achieve our strategic objectives would be impaired.

Although the development and commercialization of our current product candidates are our initial focus, as part of our longer-term growth strategy, we plan to develop other product candidates. In addition to the product candidates in our clinical-stage pipeline, we have additional assets that are in earlier stages of development, such as KAR-141, which is licensed from BMS Co. We intend to evaluate internal opportunities from our existing product candidates or other potential product candidates, and also may choose to in-license or acquire other product candidates to treat patients suffering from other disorders with significant unmet medical needs and limited treatment options. These other potential product candidates will require additional, time-consuming development efforts prior to commercial sale, including preclinical studies, clinical trials and approval by the FDA, EMA, or other comparable regulatory authorities. All product candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any such products that are approved will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective than other commercially available alternatives.

In addition, we intend to devote substantial capital and resources for basic research to discover and identify additional product candidates. These research programs require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for many reasons, including the following:

•	the research methodology used may not be successful in identifying potential product candidates;

•	competitors may develop alternatives that render our product candidates obsolete;

•	product candidates that we develop may nevertheless be covered by third parties’ patents or other exclusive rights;

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a product candidate may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

•	a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors.

In the future, we may also seek to in-license or acquire product candidates or the underlying technology. The process of proposing, negotiating and implementing a license or acquisition is lengthy and complex. Other companies, including some with substantially greater financial, marketing and sales resources, may compete with us for the license or acquisition of product candidates. We have limited resources to identify and execute the acquisition or in-licensing of third-party products, businesses and technologies and integrate them into our current infrastructure. Moreover, we may devote resources to potential acquisitions or in-licensing opportunities that are never completed, or we may fail to realize the anticipated benefits of such efforts. We may not be able to acquire the rights to additional product candidates on terms that we find acceptable, or at all.

In addition, future acquisitions may entail numerous operational and financial risks, including:

•	exposure to unknown liabilities;

•	disruption of our business and diversion of management’s time and attention to develop acquired products or technologies;

•	incurrence of substantial debt, dilutive issuances of securities or depletion of cash to pay for acquisitions;

•	higher than expected acquisition and integration costs;

•	difficulty in combining the operations and personnel of any acquired businesses with our operations and personnel;

•	increased amortization expenses;

•	impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

•	inability to motivate key employees of any acquired businesses.

If we are unsuccessful in identifying and developing additional product candidates, either through internal development or licensing or acquisition from third parties, our potential for growth and achieving our strategic objectives may be impaired.

Competitive products may reduce or eliminate the commercial opportunity for our product candidates, if approved. If our competitors develop technologies or product candidates more rapidly than we do, or their technologies or product candidates are more effective or safer than ours, our ability to develop and successfully commercialize our product candidates may be adversely affected.

The clinical and commercial landscapes for the treatment of cardiovascular diseases are highly competitive and subject to rapid and significant scientific and technological change. We face competition with respect to our indications for our product candidates and will face competition with respect to any other drug candidates that we may seek to develop or commercialize in the future, from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that are pursuing the development of drug candidates for the treatment of the indications that we are pursuing. Potential competitors also include academic institutions, government agencies and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization.

We are aware that a significant number of product candidates are currently under development for the same indications that we are currently pursuing and may pursue, and some or all may become commercially available in the future for the treatment of conditions for which we are trying or may try to develop product candidates. See the section titled “Business—Competition” included elsewhere in this prospectus for examples of the competition that our product candidates face.

We do not currently plan to run head-to-head clinical trials evaluating our product candidates against the current standards of care, which may make it more challenging for our product candidates to compete against the current standards of care due to the lack of head-to-head clinical trial data.

Our competitors may have significantly greater financial resources, established presence in the market, expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than we do. Accordingly, our competitors may be more successful than we may be in obtaining regulatory approval for therapies and achieving widespread market acceptance. Our competitors’ products may be more effective, or more effectively marketed and sold, than any product candidate we may commercialize and may render our therapies obsolete or non-competitive before we can recover development and commercialization expenses. If any of our product candidates are approved, it could compete with a range of therapeutic treatments that are in development. In addition, our competitors may succeed in developing, acquiring or licensing technologies and drug products that are more effective or less costly than our product candidates, which could render our product candidates obsolete and noncompetitive.

If we obtain approval for any of our product candidates, we may face competition based on many different factors, including the efficacy, safety and tolerability of our products, the ease with which our products can be administered, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Existing and future competing products could present superior treatment alternatives, including being more effective, safer, less expensive or marketed and sold more effectively than any products we may develop. Competitive products may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan.

In addition, our competitors may obtain patent protection, regulatory exclusivities or FDA approval and commercialize products more rapidly than we do, which may impact future approvals or sales of any of our product candidates that receive regulatory approval. If the FDA approves the commercial sale of any product candidate, we will also be competing with respect to marketing capabilities and manufacturing efficiency. We expect competition among products will be based on product efficacy and safety, the timing and scope of regulatory approvals, availability of supply, marketing and sales capabilities, product price, reimbursement coverage by government and private third-party payors, regulatory exclusivities and patent position. Our profitability and financial position will suffer if our product candidates receive regulatory approval but cannot compete effectively in the marketplace.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites, as well as in acquiring technologies complementary to, or necessary for, our programs.

If we are unable to develop our sales, marketing and distribution capability on our own or through collaborations with marketing partners, we will not be successful in commercializing our product candidates.

We currently have no marketing, sales or distribution capabilities for our product candidates. We intend to establish a sales and marketing organization, either on our own or in collaboration with third parties, with technical expertise and supporting distribution capabilities to commercialize one or more of our product candidates that may receive regulatory approval in key territories. These efforts will require substantial additional resources, some or all of which may be incurred in advance of any approval of the product candidate. Any failure or delay in the development of our or third parties’ internal sales, marketing and distribution capabilities would adversely impact the commercialization of our product candidates.

Factors that may inhibit our efforts to commercialize our product candidates on our own include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel, at an acceptable cost, or at all;

•	the inability of sales personnel to obtain access to or our failure to educate an adequate number of physicians on the benefits of any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

With respect to our existing and future product candidates, we may choose to collaborate with third parties that have direct sales forces and established distribution systems to serve as an alternative to our own sales force and distribution systems. Our future product revenue may be lower than if we directly marketed or sold our product candidates, if approved. In addition, any revenue we receive will depend in whole or in part upon the efforts of these third parties, which may not be successful and are generally not within our control. If we are not successful in commercializing any approved products, our future product revenue will suffer and we may incur significant additional losses.

There can be no assurance that we will be able to develop in-house sales and distribution capabilities or establish or maintain relationships with third-party collaborators to commercialize any product in the United States or overseas. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

Risks related to employee matters and managing growth

We expect to expand our organization, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of regulatory affairs and sales, marketing and distribution, as well as to support our public company operations. To manage these growth activities, we must continue to implement and improve our managerial, operational, quality and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. As we grow, including through the potential establishment of operations in additional geographic locations, we may face increased complexity in our organizational structure and greater challenges in maintaining effective oversight, communication and alignment across functions and locations. Our management may need to devote a significant amount of its attention to managing these growth activities. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations, retain key employees, or identify, recruit and train additional qualified personnel. Our inability to manage the expansion of our operations effectively may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could also require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If we are unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate revenues could be reduced and we may not be able to implement our business strategy, including the successful commercialization of our product candidates.

Our ability to develop product candidates and leverage our Prolaio platform and our future growth depends on attracting, hiring and retaining our key personnel and recruiting additional qualified personnel.

Our success depends upon the continued contributions of our key management and scientific personnel, many of whom have been instrumental for us and have substantial experience with developing therapies, identifying potential product candidates and building the technologies related to the clinical development of our product candidates. Given the specialized nature of cardiovascular diseases and our approach, there is an inherent scarcity of experienced personnel in these fields. As we continue developing our product candidates in our pipeline and advance our Prolaio platform, we will require personnel with medical, scientific, or technical qualifications specific to each program. The loss of key personnel, in particular our Chief Executive Officer, Co-Founder and Chair of the Board, Chief Medical Officer, clinical development personnel and key employees at Prolaio, would delay our research and development activities. We currently do not have “key person” insurance on any of our employees. Despite our efforts to retain valuable employees, members of our team may terminate their employment with us on short notice. The competition for qualified personnel in the biotechnology, biopharmaceutical and digital health industries is intense, and our future success depends upon our ability to attract, retain, and motivate highly skilled scientific, technical and managerial employees. We face competition for personnel from other companies, universities, public and private research institutions, and other organizations. If our recruitment and retention efforts are unsuccessful in the future, it may be difficult for us to implement our business strategy, which would have a material adverse effect on our business.

In addition, our clinical operations and research and development programs depend on our ability to attract and retain highly skilled scientists, data scientists, and engineers, particularly in New Jersey, California, and Illinois. There is powerful competition for skilled personnel in these geographical markets, and we have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications on acceptable terms, or at all. Many of the companies with which we compete for experienced personnel have greater resources than we do, and any of our employees may terminate their employment with us at any time. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources and, potentially, damages. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived benefits of our stock awards decline, it may harm our ability to recruit and retain highly skilled employees. The need to attract and retain talent across both traditional biopharmaceutical functions and digital health and technology functions increases the complexity of our recruiting and retention efforts. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.

Risks related to our dependence on third parties

We rely on third parties to assist in conducting our clinical trials. If they do not perform satisfactorily, we may not be able to obtain regulatory approval or commercialize our product candidates, or such approval or commercialization may be delayed, and our business could be substantially harmed.

We have relied upon and plan to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions, clinical investigators and vendors to conduct our clinical trials and expect to rely on these third parties to conduct clinical trials of any other product candidates that we develop. Our ability to complete clinical trials in a timely fashion depends on a number of key factors. These factors include contract negotiation, protocol design, regulatory and IRB approval, site activation, budget negotiation, patient enrollment rates and compliance with GCPs. We have opened clinical trial sites and are enrolling patients in a number of countries where our experience is limited. In most cases, we use the services of third parties, including CROs, to carry out our clinical trial-related activities and rely on such parties to accurately report their results. Our reliance on third parties for clinical development activities may impact or limit our control over the timing, conduct, expense and quality of our clinical trials. If we are unable to successfully contract with or have to terminate and establish alternative service provider or site contractual relationships with any parties involved in or supporting our product candidate development activities, our clinical development could experience delays or be otherwise adversely impacted. Moreover, the FDA requires us to comply with GCPs for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. The FDA enforces these GCPs through periodic inspections of clinical trial sponsors, principal investigators, clinical trial sites and IRBs. For certain commercial prescription drug products, manufacturers and other parties involved in the supply chain must also meet chain of distribution requirements and build electronic, interoperable systems for product tracking and tracing and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or other products that are otherwise unfit for distribution in the United States.

We remain responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards. Our failure or the failure of third parties to comply with the applicable protocol, legal and regulatory requirements and scientific standards can result in rejection of our clinical trial data or other sanctions. If we or our third-party clinical trial providers, vendors or third-party CROs do not successfully carry out these clinical activities, our clinical trials or the potential regulatory approval of a product candidate may be delayed or be unsuccessful. Additionally, if we or our third-party contractors fail to comply with applicable GCPs for any reason, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our product candidates, which would delay the regulatory approval process. We cannot be certain that, upon inspection, the FDA will determine that any of our clinical trials comply with GCPs. We are also required to register certain clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, the third parties conducting clinical trials on our behalf are not our employees, and except for remedies available to us under our agreements with such contractors, we cannot control whether or not they devote sufficient time, skill and resources to our ongoing development programs. Moreover, many CROs, including some of those that we have engaged to conduct our clinical trials, are experiencing enrollment challenges as a result of, among other things, high employee turnover driven by the post-COVID macroeconomic environment and the inexperience of new employees. Additionally, at clinical trial sites, the availability of staff and trial participants has been limited. These contractors may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities, which could impede their ability to devote appropriate time to our clinical programs. If these third parties, including clinical investigators, do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we may not be able to obtain, or may be delayed in obtaining, regulatory approvals for our product candidates. If that occurs, we will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates. In such an event, our financial results and the commercial prospects for any product candidates that we seek to develop could be harmed, our costs could increase and our ability to generate revenues could be delayed, impaired or foreclosed.

We also rely on other third parties to store and distribute drug supplies for our clinical trials. Any logistical issues associated with the storage and distribution of our product candidates and other materials, such as errors or improper handling by distributors, transportation restrictions, or interruptions caused by natural disasters or force majeure events could delay clinical development or regulatory approval of our product candidates or commercialization of any resulting products, producing additional losses and depriving us of potential product revenue. Certain of our product candidates may be sensitive to temperature, storage and handling conditions and the shipping, storage, handling and administration of our product candidates may need to be performed according to specific instructions and in some steps within specific time periods. Failure to correctly handle our product candidates could negatively impact the efficacy and/or safety of our product candidates, or cause a loss of product candidates.

Any of the third-party organizations we utilize may terminate their engagements with us under certain circumstances. The replacement of an existing CRO or other third party may result in the delay of the affected trials or otherwise adversely affect our efforts to obtain regulatory approvals and commercialize our product candidates. We may not be able to enter into alternative arrangements or do so on commercially reasonable terms. In addition, even if there are suitable replacements for one or more of these service providers, there is a natural transition period when a new service provider begins work. As a result, delays may occur, which could negatively impact our ability to meet our expected clinical development timelines and harm our business, financial condition and prospects.

In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between us and/or a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of regulatory approval of one or more of our product candidates.

Our use of third parties to manufacture our product candidates, including those located outside of the United States in jurisdictions such as Europe, Canada and China, may increase the risk that we will not have sufficient quantities of our product candidates, raw materials, active pharmaceutical ingredients (“APIs”) or drug products when needed or at an acceptable cost.

We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates, and we lack the resources and the capabilities to do so. Our current strategy is to outsource all manufacturing of our product candidates to third parties, including in jurisdictions outside of the United States such as Germany, Switzerland, Canada and China.

We currently rely on and engage third-party manufacturers to provide all of the API and the final drug product formulation of all of our product candidates that are being used in our clinical trials and preclinical studies. If we were to need an alternate manufacturer, we would incur added costs and delays in identifying and qualifying any such replacement. In addition, we typically order raw materials, API and drug product and services on a purchase order basis and do not enter into long-term dedicated capacity or minimum supply arrangements with any commercial manufacturer. We may not be able to timely secure needed supply arrangements on satisfactory terms, or at all. Our failure to secure these arrangements as needed could have a material adverse effect on our ability to complete the development of our product candidates or, to commercialize them, if approved. We may be unable to conclude agreements for commercial supply with third-party manufacturers or may be unable to do so on acceptable terms. There may be difficulties in scaling up to commercial quantities and formulation of our product candidates, and the costs of manufacturing could be prohibitive.

Many of the third-party manufacturers we rely on have only recently begun working with us and have limited or no experience manufacturing our API and final drug products. These third-party manufacturers are subject to cGMP compliance requirements of the FDA, EMA, and other comparable regulatory authorities where our product candidates may be shipped. If our manufacturers have difficulty or suffer delays in successfully manufacturing material that meets our specifications, it may limit supply of our product candidates, delay our initiation of clinical trial activities in jurisdictions where the requirements to supply clinical product have not been satisfactorily demonstrated, and could delay our clinical trials.

Even if we are able to establish and maintain arrangements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

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the failure of the third-party manufacturer to comply with applicable regulatory requirements and reliance on third parties for manufacturing process development, regulatory compliance and quality assurance;

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manufacturing delays if our third-party manufacturers give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreement between us;

•	limitations on supply availability resulting from capacity and scheduling constraints of third parties;

•	the failure of the third-party manufacturer to produce materials with acceptable quality on a larger scale;

•	the possible breach of manufacturing agreements by third parties because of factors beyond our control;

•	the possible termination or non-renewal of the manufacturing agreements by the third party, at a time that is costly or inconvenient to us; and

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how.

If we do not maintain our key manufacturing relationships, we may fail to find replacement manufacturers or fail to find them on favorable contractual terms, or fail to develop our own manufacturing capabilities, which could delay or impair our ability to obtain regulatory approval for our product candidates. If we do find replacement manufacturers, we may not be able to enter into agreements with them on terms and conditions favorable to us and there could be a substantial delay before new facilities could be qualified and registered with the FDA, EMA, and other comparable regulatory authorities.

Additionally, if any third-party manufacturer with whom we contract fails to perform its obligations, we may be forced to manufacture the materials ourselves, for which we may not have the capabilities or resources, or enter into an agreement with a different manufacturer. In either scenario, our clinical trials supply could be delayed significantly as we establish alternative supply sources. In some cases, the technical skills required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change third-party manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce our product candidate according to the specifications previously submitted to the FDA, EMA, or other comparable regulatory authorities. We may be unsuccessful in demonstrating the comparability of clinical supplies, which could require the conduct of additional clinical trials. The delays associated with the verification of a new third-party manufacturer could negatively affect our ability to develop product candidates or commercialize our products in a timely manner or within budget. Furthermore, a third-party manufacturer may possess technology related to the manufacture of our product candidate that such third party owns independently. This would increase our reliance on such third-party manufacturer or require us to obtain a license from such third-party manufacturer in order to have another third party manufacture our product candidates.

If any of our product candidates is approved by any regulatory agency, we intend to utilize arrangements with third-party contract manufacturers for the commercial production of those products. This process is difficult and time consuming and we may face competition for access to manufacturing facilities as there are a limited number of contract manufacturers operating under cGMPs that are capable of manufacturing our product candidates. Consequently, we may not be able to reach agreement with third-party manufacturers on satisfactory terms, which could delay our commercialization.

Some of our manufacturers are located outside of the United States, including in China. There is currently significant uncertainty about the future relationship between the United States and various other countries, including China, with respect to trade policies, treaties, government regulations and tariffs. Increased tariffs or pending legislation that would impose federal contracting or federal funding limitations on parties directly using or connected to those using the services or equipment of certain foreign entities with known or alleged associations with foreign adversaries could potentially disrupt our existing supply chains and impose additional costs on our business. Given the unpredictable regulatory environment in China and the United States and uncertainty regarding how the U.S. or foreign governments will act with respect to tariffs, international trade agreements and policies, further governmental action related to tariffs, litigation of tariffs in U.S. federal courts, additional taxes, contracting matters, regulatory changes or other retaliatory trade measures in the future could occur with a corresponding detrimental impact on our business and financial condition.

Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or voluntary recalls of product candidates, operating restrictions and criminal prosecutions, any of which could significantly affect supplies of our product candidates. The facilities used by our contract manufacturers to manufacture our product candidates must be evaluated by the FDA. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with cGMPs. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, EMA, or other comparable regulatory authorities, we may not be able to secure and/or maintain regulatory approval for our product candidates manufactured at these facilities. In addition, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA finds deficiencies or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA, EMA and comparable foreign regulatory requirements could adversely affect our clinical research activities and our ability to develop our product candidates and market our products, if approved.

The FDA, EMA, or other comparable regulatory authorities require manufacturers to register manufacturing facilities, and also inspect these facilities to confirm compliance with cGMPs.

Contract manufacturers may face manufacturing or quality control problems causing drug substance production and shipment delays or a situation where the contractor may not be able to maintain compliance with the applicable cGMP requirements. Any failure to comply with cGMP requirements or other FDA, EMA, and other comparable regulatory requirements could adversely affect our clinical research activities and our ability to develop our product candidates and market our products following approval, if obtained.

Furthermore, should we decide to use any APIs in any of our product candidates that are proprietary to one or more third parties, we would need to maintain licenses to those APIs from those third parties. If we are unable to gain or continue to access rights to such APIs prior to conducting preclinical toxicology studies intended to support clinical trials, we may need to develop alternate product candidates from these programs by either accessing or developing alternate APIs, resulting in increased development costs and delays in commercialization of these product candidates. If we are unable to gain or maintain continued access rights to the desired APIs on commercially reasonable terms or develop suitable alternate APIs, we may not be able to commercialize product candidates from these programs.

We may seek to establish collaborations and, if we are not able to establish them on commercially reasonable terms, we may have to alter our development and commercialization plans.

We may plan to opportunistically pursue strategic partnerships, as the advancement of our product candidates and development programs and the potential commercialization of our current and future product candidates will require substantial additional cash to fund expenses. If we believe that partnerships can accelerate the development or maximize the market potential of our product candidates, we will consider entering into product, target and/or geographic specific strategic partnerships on an opportunistic basis. Likely collaborators may include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. In addition, if we are able to obtain regulatory approval for product candidates from foreign regulatory authorities, we may enter into partnerships or collaborations with international biotechnology or pharmaceutical companies for the commercialization of such product candidates.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a partnership or collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed partnerships or collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the potential differentiation of our product candidate from competing product candidates, design or results of clinical trials, the likelihood of approval by the FDA, EMA, or other comparable regulatory authorities and the regulatory pathway for any such approval, the potential market for the product candidate, the costs and complexities of manufacturing and delivering the product to patients and the potential of competing products. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available for partnership or collaboration and whether such a partnership or collaboration could be more attractive than the one with us for our product candidate. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

Partnerships and collaborations are each complex and time-consuming to negotiate and document. Further, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. Any partnership or collaboration agreements that we enter into in the future may contain restrictions on our ability to enter into potential partnerships or collaborations or to otherwise develop specified product candidates. We may not be able to negotiate partnerships or collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense.

Furthermore, if conflicts arise between our collaborators and us, the other party may act in a manner adverse to us and could limit our ability to implement our strategies. Our collaborators could conduct multiple product development efforts and could develop, either alone or with others, products in related fields that are competitive with the product candidates we may develop that are the subject of these partnerships or collaborations with us.

Competing products may preclude us from entering into partnerships or collaborations with their competitors, fail to obtain timely regulatory approvals, prevent us from obtaining timely regulatory approvals, terminate their agreements with us prematurely or fail to devote sufficient resources to the partnership or collaboration efforts, including development, delivery, manufacturing and commercialization of products. Any of these developments could harm our company and product development efforts.

If we enter into collaborations with third parties for the development and commercialization of our product candidates, our prospects with respect to those product candidates will depend in significant part on the success of those collaborations.

We may enter into collaborations for the development and commercialization of certain of our product candidates. If we enter into such collaborations, we will have limited control over the amount and timing of resources that our collaborators will dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on any future collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. In addition, any future collaborators may have the right to abandon research or development projects and terminate applicable agreements, including funding obligations, prior to or upon the expiration of the agreed upon terms.

Collaborations involving our product candidates pose a number of risks, including the following:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•	collaborators may not perform their obligations as expected;

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collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs, based on clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, which divert resources or create competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates;

•	a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;

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disagreements with collaborators, including disagreements over proprietary rights, including trade secrets and intellectual property rights, contract interpretation, or the preferred course of development might cause delays or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

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collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all. If any future collaborator of ours is involved in a business combination, it could decide to delay, diminish or terminate the development or commercialization of any product candidate licensed to it by us.

If any third-party manufacturer of our product candidates is unable to increase the scale of its production of our product candidates or increase the product yield of its manufacturing, then our manufacturing costs may increase and commercialization may be delayed.

In order to produce sufficient quantities to meet the demand for clinical trials and, if approved, subsequent commercialization of our product candidates, our third-party manufacturers will be required to increase their production and optimize their manufacturing processes while maintaining the quality of our product candidates. The transition to larger scale production could prove difficult. In addition, if our third-party manufacturers are not able to optimize their manufacturing processes to increase the product yield for our product candidates, or if they are unable to produce increased amounts of our product candidates while maintaining the same quality then we may not be able to meet the demands of clinical trials or market demands, which could decrease our ability to generate profits and have a material adverse impact on our business, financial condition and results of operations.

Changes in methods of product candidate manufacturing or formulation may result in additional costs or delay.

As product candidates proceed through preclinical studies to late-stage clinical trials towards potential approval and commercialization, it is common that various aspects of the development program, such as the vendors used to manufacture drug product or manufacturing methods and formulation, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives. Any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the materials manufactured using altered processes. Such changes may also require additional testing, FDA notification or FDA approval and similar foreign notifications and approvals. This could delay or prevent completion of clinical trials, require conducting bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay or prevent approval of our product candidates and jeopardize our ability to commence sales and generate revenue.

Risks related to government regulation

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, the EMA or comparable foreign regulatory authorities must also approve the manufacturing and marketing of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Approval processes vary among countries and can involve additional product testing and validation, as well as additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and increased costs for us and require additional preclinical studies or clinical trials which could be costly and time consuming. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed. We do not have any product candidates approved for sale in any jurisdiction, including in international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of any product we develop will be unrealized.

Even if we receive regulatory approval of any product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

If any of our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, distribution, AE reporting, advertising, promotion, sampling, import, export, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities. In addition, we will be subject to continued compliance with cGMP and GCP (and comparable) requirements for any clinical trials that we conduct post-approval.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, EMA and other comparable regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations and applicable product tracking and tracing requirements. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA, other marketing application and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. Certain endpoint data we hope to include in any approved product labeling also may not make it into such labeling, including exploratory or secondary endpoint data such as patient-reported outcome measures. The FDA may also require a REMS program as a condition of approval of our product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA, EMA or other comparable regulatory authority approves our product candidates, we will have to comply with requirements including submissions of safety and other post-marketing information and reports and registration.

The FDA may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with our product candidates, including AEs of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical trials to assess new safety risks or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary product recalls;

•	restrictions on product distribution or use, or requirements to conduct post-marketing studies or clinical trials;

•	fines, restitutions, disgorgement of profits or revenues, warning letters, untitled letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications submitted by us or suspension or withdrawal of approvals;

•	product seizure or detention or refusal to permit the import or export of our product candidates; and

•	injunctions or the imposition of civil or criminal penalties.

Additionally, sponsors of approved drugs and biologics must provide notice to the FDA of any changes in marketing status, such as the withdrawal of a drug. Manufacturers are also required to notify FDA for discontinuing or interrupting supply of certain drugs, and failure to do so could result in a letter citing such failure to comply and public posting of such letter and redacted company response which could damage the company’s reputation. The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. The policies of the FDA, EMA and other comparable regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

The FDA strictly regulates marketing, labeling, advertising and promotion of prescription drugs. These regulations include standards and restrictions for direct-to-consumer advertising, industry-sponsored scientific and educational activities, promotional activities involving the internet and off-label promotion. Any regulatory approval that the FDA grants is limited to those specific diseases and indications for which a product is deemed to be safe and effective by FDA. While physicians in the United States may choose, and are generally permitted, to prescribe drugs for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical trials and approved by the regulatory authorities, our ability to promote any products will be narrowly limited to those indications that are specifically approved by the FDA.

If we are found to have promoted such off-label uses, we may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of any product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

We may pursue orphan drug designation for certain of our product candidates, and we may not be able to obtain such designation, or obtain or maintain the benefits of such designation including orphan drug exclusivity, and even if we do, that exclusivity may not prevent regulatory authorities from approving other competing products.

We intend to seek orphan drug designation for some of our other product candidates; however, we may never receive such designations. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug or biologic intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the U.S., or a patient population greater than 200,000 in the U.S. where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the U.S. Orphan drug designation must be requested before submitting an NDA. A similar regulatory scheme governs orphan products in the EU.

Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and application fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. In addition, if a product candidate with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for the same product for the same therapeutic indication for seven years.

Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different products can be approved for the same condition and indication. In addition, even after an orphan drug is approved, the FDA can subsequently approve the same product for the same approved use or indication if the FDA concludes that the later product is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusivity may also be lost if the FDA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs relating to the relevant approved use or indication of the patients with the rare disease or condition. Further, even if we obtain orphan drug designation, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products.

The FDA may further reevaluate the Orphan Drug Act and its regulations and policies. We do not know if, when, or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business. Depending on what changes the FDA may make to its orphan drug regulations and policies, our business could be adversely impacted.

In the EU, orphan designation is granted by the European Commission based on a scientific opinion of the EMA’s Committee for Orphan Medicinal Products. A medicinal product may be designated as orphan if its sponsor can establish that (i) the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (ii) either (a) such condition affects no more than 5 in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (iii) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the medicinal product will be of significant benefit to those affected by the condition. The application for orphan designation must be submitted before the application for marketing authorization.

In the EU, orphan designation entitles a party to financial incentives such as reduction of fees, fee waivers, protocol assistance, and access to the centralized marketing authorization procedure. Moreover, upon grant of a marketing authorization and assuming the requirement for orphan designation are also met at the time the marketing authorization is granted, orphan medicinal products are entitled to a ten-year period of market exclusivity for the approved therapeutic indication. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed Pediatric Investigation Plan. However, during such period, marketing authorizations may be granted to a similar medicinal product with the same orphan indication if: (i) the applicant can establish that the second medicinal product, although similar to the orphan medicinal product already authorized is safer, more effective or otherwise clinically superior to the orphan medicinal product already authorized; (ii) the marketing authorization holder for the orphan medicinal product grants its consent; or (iii) if the marketing authorization holder of the orphan medicinal product is unable to supply sufficient quantities of product. The European exclusivity period can be reduced to six years, if, at the end of the fifth year a medicine no longer meets the criteria for orphan designation (i.e. the prevalence of the condition has increased above the orphan designation threshold or it is judged that the product is sufficiently profitable so as not to justify maintenance of market exclusivity).

While we may in the future seek designations for our product candidates with the FDA, EMA and other comparable regulatory authorities that are intended to confer benefits such as a faster development process, a streamlined regulatory pathway or regulatory exclusivity, there can be no assurance that we will successfully obtain such designations. In addition, even if one or more of our product candidates are granted such designations, we may not be able to realize the intended benefits of such designations.

The FDA, EMA, and other comparable regulatory authorities offer certain designations for product candidates that are designed to encourage the research and development of product candidates that are intended to address conditions with significant unmet medical need. These designations may confer benefits such as additional interaction with regulatory authorities, a potentially accelerated regulatory pathway and priority review. However, there can be no assurance that we will successfully obtain such designations for our product candidates. In addition, while such designations could expedite the development or approval process, they generally do not change the standards for approval. Even if we obtain such designations for our product candidates, there can be no assurance that we will realize their intended benefits.

For example, we may seek a Fast Track Designation for future product candidates we develop. If a product is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition, the product sponsor may apply for Fast Track Designation. Fast Track Designation applies to the combination of the product candidate and the specific indication for which it is being studied. The sponsor of a Fast Track product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once a NDA is submitted, the application may be eligible for priority review. A NDA submitted for a Fast Track product candidate may also be eligible for rolling review, where the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application.

The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive Fast Track Designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may rescind the Fast Track Designation if it believes that the designation is no longer supported by data from our clinical development activities.

We may seek Breakthrough Therapy Designation for any product candidate that we develop. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs and biologics designated as Breakthrough Therapies also receive the same benefits associated with Fast Track Designation, including eligibility for rolling review of a submitted NDA, if the relevant criteria are met. Drugs designated as breakthrough therapies by the FDA are also eligible for accelerated approval and priority review.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe a product candidate we develop meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of Breakthrough Therapy Designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if any product candidate we develop qualifies as a breakthrough therapy, the FDA may later decide that the drug no longer meets the conditions for qualification and rescind the designation.

Even in the absence of obtaining Fast Track and/or Breakthrough Therapy Designations, a sponsor can seek priority review at the time of submitting a marketing application. The FDA may designate a product for priority review if it is a product that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting adverse reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority review designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months. Priority review designation may be rescinded if a product no longer meets the qualifying criteria.

Where appropriate, we may secure approval from the FDA, EMA or other comparable regulatory authorities through the use of expedited approval pathways, such as accelerated approval. If we are unable to obtain such approvals, we may be required to conduct additional preclinical studies or clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, EMA, or other comparable regulatory authorities, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA, EMA, or such other regulatory authorities may seek to withdraw the accelerated approval.

Where possible, we plan to pursue accelerated development strategies in areas of high unmet need. We may seek an accelerated approval pathway for our one or more of our therapeutic candidates from the FDA, EMA, or other comparable regulatory authorities. Under the accelerated approval provisions in the Federal Food, Drug, and Cosmetic Act, and the FDA’s implementing regulations, the FDA may grant accelerated approval to a therapeutic candidate designed to treat a serious or life-threatening condition that provides meaningful therapeutic benefit over available therapies upon a determination that the therapeutic candidate has an effect on a surrogate endpoint or intermediate clinical endpoint that is reasonably likely to predict clinical benefit. The FDA considers a clinical benefit to be a positive therapeutic effect that is clinically meaningful in the context of a given disease, such as irreversible morbidity or mortality. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. An intermediate clinical endpoint is a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. Under the Food and Drug Omnibus Reform Act (the “FDORA”), the FDA is permitted to require, as appropriate, that a post-approval confirmatory study or studies be underway prior to approval or within a specified time period after the date of approval for a product granted accelerated approval. FDORA also gives the FDA increased authority to withdraw approval of a drug or biologic granted accelerated approval on an expedited basis if the sponsor fails to conduct such studies in a timely manner, send status updates on such studies to the FDA every 180 days to be publicly posted by the agency, or if such post-approval studies fail to verify the drug’s predicted clinical benefit. The FDA is empowered to take action, such as issuing fines, against companies that fail to conduct with due diligence any post-approval confirmatory study or submit timely reports to the agency on their progress.

Prior to seeking accelerated approval, we would seek feedback from the FDA, EMA, or other comparable regulatory authorities and would otherwise evaluate our ability to seek and receive such accelerated approval.

There can be no assurance that after our evaluation of the feedback and other factors we will decide to pursue or submit an NDA for accelerated approval or any other form of expedited development, review or approval. Similarly, there can be no assurance that after subsequent feedback from the FDA, EMA, or other comparable regulatory authorities, we will continue to pursue or apply for accelerated approval or any other form of expedited development, review or approval, even if we initially decide to do so. Furthermore, if we decide to submit an application for accelerated approval, there can be no assurance that such application will be accepted or that any approval will be granted on a timely basis, or at all. The FDA, EMA or other comparable regulatory authorities could also require us to conduct further studies prior to considering our application or granting approval of any type, including, for example, if other products are approved via the accelerated pathway and subsequently converted by FDA to full approval. A failure to obtain accelerated approval or any other form of expedited development, review or approval for our therapeutic candidate would result in a longer time period to commercialization of such therapeutic candidate, could increase the cost of development of such therapeutic candidate and could harm our competitive position in the marketplace.

If we are required by the FDA to obtain approval of a companion diagnostic in connection with approval of any of our product candidates, and we do not obtain, or face delays in obtaining, FDA approval of such companion diagnostic, we will not be able to commercialize such product candidate and our ability to generate revenue will be materially impaired.

According to FDA guidance, if the FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, the FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic is not also approved or cleared for that indication. Depending on the data from our clinical trials, we may decide to collaborate with diagnostic companies during our clinical trial enrollment process to help identify patients with characteristics that we believe will be most likely to respond to our product candidates. If a satisfactory companion diagnostic is not commercially available in this situation, we may be required to develop or obtain such test, which would be subject to regulatory approval requirements. The process of obtaining or creating such diagnostic is time consuming and costly.

Companion diagnostics are developed in conjunction with clinical programs for the associated product and are subject to regulation as medical devices by the FDA and comparable foreign regulatory authorities. The approval or clearance of a companion diagnostic as part of the therapeutic product’s further labeling limits the use of the therapeutic product to only those patients who express the specific characteristic that the companion diagnostic was developed to detect.

If the FDA or a comparable foreign regulatory authority requires approval or clearance of a companion diagnostic for any of our product candidates, whether before or after the product candidate obtains regulatory approval, we and/or third-party collaborators may encounter difficulties in developing and obtaining approval or clearance for these companion diagnostics. Any delay or failure by us or third-party collaborators to develop or obtain regulatory approval or clearance of a companion diagnostic could delay or prevent approval or continued marketing of the relevant product. We or our collaborators may also experience delays in developing a sustainable, reproducible and scalable manufacturing process for the companion diagnostic or in transferring that process to commercial partners or negotiating insurance reimbursement plans, all of which may prevent us from completing our clinical trials or commercializing our product candidates, if approved, on a timely or profitable basis, if at all.

If we fail to maintain necessary regulatory clearance for our Prolaio platform, which includes features that are regulated by the FDA and which may be regulated in foreign jurisdictions as medical devices, or if clearances or approvals for future devices and indications are delayed or not issued, our commercial operations would be harmed.

Our Prolaio platform currently includes features that are regulated by the FDA and which may be regulated in foreign jurisdictions as medical devices. Changes to our Prolaio platform could be subject to extensive medical device regulation by the FDA in the United States and outside the United States. Government regulations specific to medical devices are wide-ranging and govern, among other things:

•	device design, development and manufacture;

•	laboratory, preclinical and clinical testing, labeling, packaging, and storage;

•	premarket clearance or approval;

•	record keeping;

•	device marketing, promotion and advertising, sales and distribution; and

•	post-marketing surveillance, including reporting of deaths and serious injuries and recalls and correction and removals.

Any failure to obtain further 510(k) clearances or any required foreign marketing authorizations may add significant time and expense to our regulatory clearance and marketing process, may delay our ability to generate revenue, and may have a negative impact on our stock price. We may not be able to obtain or maintain the necessary clearances, approvals, or authorizations necessary to market the Prolaio platform for specific indications inside or outside the United States or such approvals, clearances, or authorizations may be unduly delayed, which could harm our business. Additionally, if the FDA rejects our 510(k) submissions for specific indications, we may be required to obtain FDA authorization through the de novo pathway, which will require additional time and resources, including potentially the need to conduct additional clinical trials to demonstrate safety and effectiveness of our candidate device.

Moreover, the FDA may not approve or clear our 510(k), de novo request, or premarket approval (“ PMA”) applications and foreign regulatory authorities may not authorize our applications on a timely basis or at all. Such delays or refusals could have a material adverse effect on our business operations and financial condition. The FDA or foreign regulatory authorities may also change authorization, clearance and approval policies, adopt additional regulations or revise existing regulations, or take other action which may prevent or delay approval or clearance of our products under development. Any of these actions could have a material adverse effect on our business operations and financial condition.

Certain features of our Prolaio platform that are solely intended to transfer, store, convert formats, or display medical device data or results are listed with the FDA as a Class I, 510(k)-exempt, medical device data system. From time to time, the FDA may disagree with the classification regulation under which a registrant lists their device. For example, the FDA may disagree with a registrant’s determination to classify their device as a Class I medical device. Instead, the FDA may determine the device to be a Class II or Class III device requiring the submission of a 510(k) or PMA application for premarket clearance or approval. In the event that the FDA determines that our devices, whether by functionality or marketing claims, exceeds the limitations on 510(k)-exemption such that premarket clearance or approval is required (i.e., that our device is intended for a use different from the intended use of a legally marketed device in the generic type of device under the applicable classification regulation or that our modified device operates using a different fundamental scientific technology than such a legally marketed device), should be classified as Class II devices or Class III devices requiring premarket clearance or approval, or should the FDA decide to reclassify our device as a Class II or Class III device requiring premarket clearance or approval, we could be precluded from marketing our devices for clinical use within the United States for months or longer depending on the requirements of the classification. Obtaining premarket clearance or approval could significantly increase our regulatory costs, including expense associated with potentially required preclinical studies and clinical trials, more extensive testing and other costs.

We are subject to ongoing and extensive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration, and listing of devices. For example, medical device manufacturers must submit certain reports to the FDA and keep required records as a condition of obtaining and maintaining marketing authorization. These reports include information about failures and certain AEs potentially associated with the device after its marketing authorization. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation.

The FDA and the U.S. Federal Trade Commission (the “FTC”) also regulate the advertising and promotion of our devices to ensure that the claims we make are consistent with our regulatory clearances or approvals, that there are adequate and reasonable data to substantiate the claims and that our promotional labeling and advertising is neither false nor misleading in any respect. If the FDA or the FTC determines that any of our advertising or promotional claims are misleading, not substantiated or not permissible, we may be subject to enforcement actions, including FDA warning letters, and we may be required to revise our promotional claims and make other corrections or restitutions.

FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions, among others:

•	adverse publicity, warning letters, fines, injunctions, consent decrees, and civil penalties;

•	obligations to repair, replace, refund, or recall our marketed devices, or government seizure of them;

•	operating restrictions, partial suspension, or total shutdown of production;

•	refusing our requests for 510(k) clearance or premarket approval of new devices, new intended uses or modifications to existing devices;

•	withdrawing premarket approvals that have already been granted or reclassifying our devices; and

•	criminal prosecution.

If any of these events were to occur, our business and financial condition would be harmed.

Our relationships with healthcare providers and physicians and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could increase our compliance costs, and expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, marketing personnel, third-party payors, patient organizations and customers expose us to broadly applicable foreign, federal and state fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute any product for which we obtain regulatory approval.

Efforts to ensure that our current and future business arrangements both internally and with third parties will comply with applicable healthcare laws and regulations will involve ongoing substantial costs. It is possible that governmental and enforcement authorities will conclude that our business practices, including certain consulting agreements and advisory board agreements we have entered into with physicians who are paid, in part, in the form of stock or stock options, may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. These laws include federal and state anti-kickback laws, false claims statutes, civil monetary penalties laws, as well as transparency laws regarding payments or other items of value provided to healthcare providers, and laws related to price reporting. Due to the breadth of these laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, it is possible that some of our current or future practices may be challenged under one or more of these laws. Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Arrangements with third-party payors and customers can expose pharmaceutical and medical technology companies to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we conduct research and would sell, market and distribute our products. For more information on healthcare laws and regulations that may impact our company, see the section titled “Business—Government regulation—Other healthcare laws” included elsewhere in this prospectus.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time and resource-consuming and can divert a company’s attention from the business.

It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including administrative, civil and criminal penalties, damages, fines, disgorgement, the exclusion from participation in federal and state healthcare programs, such as Medicare and Medicaid integrity oversight and reporting obligations, contractual damages, individual imprisonment, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Further, defending against any such actions can be costly and time consuming, and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs and imprisonment. If any of the above occur, our ability to operate our business and our results of operations could be adversely affected.

Much like the federal Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union. The provision of benefits or advantages to reward improper performance generally is typically governed by the national anti-bribery laws of EU Member States and the Bribery Act 2010 in the United Kingdom. Infringement of these laws could result in substantial fines and imprisonment. EU Directive 2001/83/EC, which is the EU Directive governing medicinal products for human use, further provides that, where medicinal products are being promoted to persons qualified to prescribe or supply them, no gifts, pecuniary advantages or benefits in kind may be supplied, offered or promised to such persons unless they are inexpensive and relevant to the practice of medicine or pharmacy. This provision has been transposed into the Human Medicines Regulations 2012 and so remains applicable in the United Kingdom despite its departure from the European Union.

Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

The successful commercialization of any of our product candidates, if approved, will depend in part on the extent to which governmental authorities and health insurers establish coverage, adequate reimbursement levels and favorable pricing policies. Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, if approved, which could make it difficult for us to sell any product candidates profitably.

The success of our product candidates, if approved, depends on the availability of coverage and adequate reimbursement from third-party payors, including governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors. Our ability to achieve coverage and acceptable levels of reimbursement for our product candidates by third-party payors will have an effect on our ability to successfully commercialize those products. We cannot be sure that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, our product candidates or assure that coverage and reimbursement will be available for any product that we may develop. For more information on the laws and regulations that may impact coverage and reimbursement of our product candidates, see the section titled “Business—Government Regulation—Coverage and Reimbursement” included elsewhere in this prospectus.

Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance.

Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, decide which products and services they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product or service is:

•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for products and services exists among all third-party payors. As a result, obtaining coverage and reimbursement approval of a product or service from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products or services on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Furthermore, rules and regulations regarding reimbursement change frequently, and, in some cases, at short notice, and we believe that changes in these rules and regulations are likely.

Third-party payors increasingly are challenging prices charged for medical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular technologies or drugs when an equivalent generic drug or a less expensive therapy is available. It is possible that a third-party payor may consider our product candidates as substitutable and offer to reimburse patients only for a less expensive competitor product. Even if we are successful in demonstrating improved efficacy or improved convenience of administration with our product candidates, pricing of existing products and services may limit the amount we will be able to charge for our products and services. These payors may deny or revoke the reimbursement status of a given product or service, or establish prices for new or existing marketed products or services at levels that are too low to enable us to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our products and may not be able to obtain a satisfactory financial return on products that we may develop.

Even if we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. There is significant uncertainty related to insurance coverage and reimbursement of newly approved products. In the United States, no uniform policy of coverage and reimbursement for drug products exists among third-party payors. Private payors tend to follow the coverage and reimbursement policies established by the U.S. Centers for Medicare & Medicaid Services (the “CMS”) which determines whether and to what extent a new medicine will be covered and reimbursed under Medicare. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations, or other ancillary services required following the use of product candidates, once approved. Some third-party payors may require pre-approval of coverage or implement prior authorization or step therapy programs for new or innovative drug therapies or services before they will reimburse patients who use such therapies which may become time-consuming or costly for patients and lead to a reduction in revenue. Patients are unlikely to use our product candidates, once approved, unless coverage is provided and reimbursement is adequate to cover a significant portion of their cost. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our product candidates. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Net prices for certain products, especially for drug products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future changes to laws. Increasingly, third-party payors are requiring that companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, the level of reimbursement. In addition, many pharmaceutical manufacturers are required to calculate and report certain price reporting metrics to the government, such as average sales price and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs. Payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives.

Moreover, increasing efforts by governmental and other third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. If, for example, we participate in the Medicaid Drug Rebate Program or other governmental pricing programs, in certain circumstances, our products would be subject to ceiling prices set by such programs, which could reduce the revenue we may generate from any such products. Participation in such programs would also expose us to the risk of significant civil monetary penalties, sanctions and fines should we be found to be in violation of any applicable obligations thereunder. There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs.

We expect that healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals or clearances of our product candidates, if any, may be.

In addition, in some foreign countries, the proposed pricing for a product must be approved before it may be lawfully marketed. The requirements governing product pricing vary widely from country to country. For example, the European Union provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.

Ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations and increase the difficulty and cost for us to obtain coverage for and commercialize any of our current or future product candidates and may adversely affect the prices we may set.

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example, (1) changes to our manufacturing arrangements, (2) additions or modifications to product labeling, (3) the recall or discontinuation of our products or (4) additional record-keeping requirements. As a company developing both pharmaceutical products and utilizing medical device technology through our acquisition of Prolaio, we may be subject to healthcare reform measures affecting both drug and device manufacturers. If any such changes were to be imposed, they could adversely affect the operation of our business. See the section titled “Business—Government Regulation—Current and Future Healthcare Reform” included elsewhere in this prospectus.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of products have been a focus in this effort. There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical products, limiting coverage and the amount of reimbursement for drugs and other medical products, government control and other changes to the healthcare system in the United States. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. For instance, the Inflation Reduction Act of 2022 (the “IRA”) includes several provisions that will impact our business to varying degrees, including provisions that allow the U.S. government to negotiate Medicare Part B and Part D pricing for certain high-cost drugs and biologics without generic or biosimilar competition, among others. Depending upon the implementation of this program, these price-negotiation provisions may have a negative impact on our future revenue and profits. Further, the IRA imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The implementation of the IRA is currently subject to ongoing litigation that challenges the constitutionality of the IRA’s drug price negotiation program provisions. The outcome of this litigation as well as the effects of the IRA on the pharmaceutical industry cannot yet be fully determined but is likely to be significant. Additional drug pricing proposals could appear in future legislation. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our revenue generated from the sale of any approved products.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models.

In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. Congress has indicated that it will continue to seek new legislative measures to control drug costs.

At the state level, state governments have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or reimbursement constraints, discounts, restrictions on certain product access, marketing cost disclosure, drug price reporting and other transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. These measures could reduce the ultimate demand for any of our current and future product candidates, if approved, or put pressure on our product pricing, which could negatively affect our business, financial condition, results of operations and prospects.

These laws, and future state and federal healthcare reform measures may be adopted in the future, any of which may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies, and additional downward pressure on the price that we receive for any approved product candidate for which we may obtain regulatory approval, and the frequency with which any such product candidate is prescribed or used. The implementation of cost containment measures, changes in healthcare spending and policy, or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our product candidates, and materially affect our business, if approved. We operate in a highly regulated industry and new laws, regulations or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services could negatively impact our business, operations and financial condition.

Our business could be affected by litigation, government investigations and enforcement actions.

We currently operate in a number of jurisdictions in a highly regulated industry and we could be subject to litigation, government investigation and enforcement actions on a variety of matters in the United States or foreign jurisdictions, including, without limitation, intellectual property, regulatory, product liability, environmental, whistleblower, false claims, privacy, anti-kickback, anti-bribery, securities, commercial, employment and other claims and legal proceedings that may arise from conducting our business. Any determination that our operations or activities are not in compliance with existing laws or regulations could result in the imposition of fines, civil and criminal penalties, exclusion from participation in government-funded healthcare programs, such as Medicare and Medicaid, equitable remedies, including disgorgement, injunctive relief and/or other sanctions against us, and remediation of any such findings could have an adverse effect on our business operations.

Legal proceedings, government investigations and enforcement actions can be expensive and time-consuming. An adverse outcome resulting from any such proceedings, investigations or enforcement actions could result in significant damages awards, fines, penalties, exclusion from the federal healthcare programs, healthcare debarment, injunctive relief, product recalls, reputational damage and modifications of our business practices, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Even if such a proceeding, investigation or enforcement action is ultimately decided in our favor, the investigation and defense thereof could require substantial financial and management resources.

Our employees, independent contractors, consultants, third-party manufacturers and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other illegal activity by our current and any future employees, independent contractors, consultants, contract manufacturers, and vendors. Misconduct by these parties could include intentional, reckless, and/or negligent conduct that fails to comply with FDA or other regulations, provide true, complete and accurate information to the FDA, EMA, and other comparable regulatory authorities, comply with manufacturing standards we may establish, comply with healthcare fraud and abuse laws and regulations, report financial information or data accurately, or disclose unauthorized activities to us. If we obtain FDA approval of any of our product candidates and begin commercializing those products in the United States, our potential exposure under these laws will increase significantly, and our costs associated with compliance with these laws are likely to increase. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a material and adverse effect on our business, financial condition, results of operations, and prospects, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and curtailment of our operations, any of which could adversely affect our business, financial condition, results of operations and prospects.

Off-label use or misuse of our product candidates may harm our reputation in the marketplace or result in injuries that lead to costly product liability suits.

If our product candidates are approved by the FDA, we may only promote or market our product candidates in a manner consistent with their FDA-approved labeling. We will train our marketing and sales force against promoting our product candidates for uses outside of the approved indications for use, known as “off-label uses.” We cannot, however, prevent a physician from using our product candidates off-label, when in the physician’s independent professional medical judgment he or she deems it appropriate. The use of our product candidates for indications other than those approved by the FDA may not effectively treat such conditions. Any such off-label use of our product candidates could harm our reputation in the marketplace among physicians and patients. There may also be increased risk of injury to patients if physicians attempt to use our product candidates for these uses for which they are not approved, which could lead to product liability suits that might require significant financial and management resources and that could harm our reputation.

Inadequate funding for the FDA or other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA or other comparable regulatory authorities or government agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. In addition, the current U.S. Presidential administration has issued certain policies and Executive Orders directed towards reducing the employee headcount and costs associated with U.S. administrative agencies, including the FDA, and it remains unclear the degree to which these efforts may limit or otherwise adversely affect the FDA’s ability to conduct routine activities.

If a prolonged government shutdown occurs, including as a result of reaching the debt ceiling, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

EU medicine marketing and reimbursement regulations may materially affect our ability to market and obtain reimbursement for our products in the EU Member States.

We intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the European Union, the pricing of products is subject to governmental control and other market regulations which could put pressure on the pricing and usage of our product candidates. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future healthcare reform measures.

Much like the federal Anti-Kickback Statute prohibition in the United States, the provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the European Union. The provision of benefits or advantages to reward improper performance generally is typically governed by the national anti-bribery laws of EU Member States and the Bribery Act 2010 in the United Kingdom. Infringement of these laws could result in substantial fines and imprisonment. EU Directive 2001/83/EC, which is the EU Directive governing medicinal products for human use, further provides that, where medicinal products are being promoted to persons qualified to prescribe or supply them, no gifts, pecuniary advantages or benefits in kind may be supplied, offered or promised to such persons unless they are inexpensive and relevant to the practice of medicine or pharmacy. This provision has been transposed into the Human Medicines Regulations 2012 and so remains applicable in the United Kingdom despite its departure from the European Union.

Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

In addition, in some foreign countries, including some countries in the European Union, the proposed pricing for a product must be approved before it may be lawfully marketed. The requirements governing product pricing and reimbursement vary widely from country to country. For example, some EU Member States may restrict the range of medicinal products for which their national health insurance systems provide reimbursement and control the prices of such products. Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced EU Member States, can further reduce prices. An EU Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. In some countries, we may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of any of our product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of our products is unavailable or limited in scope or amount, our revenues from sales and the potential profitability of any of our product candidates in those countries would be negatively affected.

We are subject to export and import controls, economic sanctions, and anti-corruption laws and regulations of the United States and other jurisdictions. We can face criminal liability and other serious consequences for violations of these laws and regulations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. Export controls and trade sanctions laws and regulations may restrict or prohibit altogether the provision, sale, or supply of our products to certain governments, persons, entities, countries, and territories, including those that are the target of comprehensive sanctions or an embargo. We are also subject to anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other state and national anti-bribery laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other partners from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other partners, even if we do not explicitly authorize or have actual knowledge of such activities. Any violation of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

If we or any third-party manufacturer we engage now or in the future fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs or liabilities that could have a material adverse effect on our business.

We and third-party manufacturers we engage now are, and any third-party manufacturer we may engage in the future will be, subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain general liability insurance as well as workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Further, with respect to the operations of our current and any future third-party contract manufacturers, it is possible that if they fail to operate in compliance with applicable environmental, health and safety laws and regulations or properly dispose of wastes associated with our products, we could be held liable for any resulting damages, suffer reputational harm or experience a disruption in the manufacture and supply of our product candidates or products. In addition, our supply chain may be adversely impacted if any of our third-party contract manufacturers become subject to injunctions or other sanctions as a result of their non-compliance with environmental, health and safety laws and regulations.

Risks related to our intellectual property

Our success depends upon our ability to obtain and protect our intellectual property and proprietary information. If we or our licensors are unable to obtain, maintain, defend and enforce patent or other intellectual property protection for any of our current or future product candidates or platform technologies, or if the scope of the patent or other intellectual property protection obtained is not sufficiently broad or enforceable, third parties could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize any of our current or future product candidates and platform technologies may be adversely affected.

We rely, and may in the future rely, upon a combination of patents, know-how, trademarks, trade secrets, and confidentiality agreements, to protect the intellectual property related to our current and future product candidates and proprietary platform technologies to prevent third parties from exploiting our achievements, thus eroding our competitive position in our market. We also rely on protection afforded by in-licensed intellectual property rights and proprietary technology of third parties. Our success depends in large part on our ability to obtain, maintain, expand, enforce, and defend the scope, ownership or control, validity and enforceability of our intellectual property protection in the United States and other countries with respect to any of our current and future product candidates and other proprietary platform technologies we may develop, as well as our ability to operate without infringing the proprietary rights of others. We generally seek, and may in the future seek, to protect our proprietary position, in part, by filing patent applications in the United States and abroad relating to any of our current and future product candidates and platform technologies, manufacturing processes and methods of use. We also seek to protect, and may seek to protect, our proprietary position by in-licensing or acquiring in the future relevant issued patents, pending patent applications and proprietary technologies from third parties. We will endeavor to seek additional patent protection to cover proprietary features of our product candidates, platform technologies and novel discoveries that are important to our business. Some of our in-licensed patent families were drafted, filed, and prosecuted by our licensors and even where we now control the right to prosecution under the applicable license agreements, we are still required to solicit input and consider comments from such licensors. Additionally, some of our owned and in-licensed patent families are in an early stage of prosecution and cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents are issued from such applications, and then only to the extent the issued claims cover the third parties’ activities. Our ability to stop third parties from making, using, selling, marketing, offering to sell, importing and commercializing any product candidates or platform technologies we may develop is dependent upon the extent to which our products are covered by valid and enforceable patents or are effectively maintained as trade secrets. If we are unable to obtain, maintain, expand, enforce and defend the scope, ownership or control, validity and enforceability of our intellectual property protection, our business, financial condition, results of operations and prospects could be materially harmed.

Changes in either the patent laws or their interpretation in the United States and other jurisdictions may diminish our ability to protect our intellectual property, obtain, maintain, expand, enforce and defend our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our protection. We cannot predict whether the patent applications we currently or may in the future pursue or may in-license will issue as patents in any particular jurisdiction, whether the claims of any issued patents will provide sufficient protection against competitors or other third parties, or if these patents are challenged by our competitors, whether the patents will be found to be invalid, unenforceable, or not infringed or not owned or controlled by us. The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, defend or license all necessary or desirable patent applications or patents at a reasonable cost or in a timely manner or in all jurisdictions. It is also possible that we or our licensors will fail, or previously failed, to identify patentable aspects of research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, licensees, third-party collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. Consequently, we may not be able to prevent any third party from using any of our technology that is in the public domain from competing with any of our current or future product candidates or platform technologies. In addition, our ability to obtain and maintain valid and enforceable patents depends on whether the differences between our inventions and the prior art allow our inventions to be patentable in light of the prior art. Furthermore, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to invent the inventions claimed in any of our owned or in-licensed patents or pending patent applications, or that we or our licensors were the first to file for patent protection of such inventions. If a third party can establish that we or our licensors were not the first to invent or the first to file for patent protection of such inventions, our owned or in-licensed patents and patent applications may not issue as patents and even if issued, may be challenged and invalidated or rendered unenforceable.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of our owned and in-licensed patent rights are highly uncertain. Our current and future patent applications may not result in patents being issued.

Further, even if patents are granted, they may not afford sufficient protection of any of our current or future product candidates or proprietary platform technologies or their intended uses against competitors, nor can there be any assurance that the issued patents cannot be designed around, invalidated by third parties, or effectively prevent others from commercializing competitive products or technologies to any of our current or future product candidates or platform technologies. Furthermore, even if granted, the resulting patents may be difficult to enforce. Obtaining and maintaining our owned and in-licensed patent protection depends on compliance with various procedural, document submission, information disclosure, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated if we fail to comply with these requirements. If we experience noncompliance events that cannot be corrected and we lose our patent rights, competitors could enter the market, which would have a material adverse effect on our business. Further, any issued patents that we own or license or may own or license in the future covering any of our current or future product candidates or platform technologies could be narrowed or found invalid or unenforceable if challenged in court or before administrative bodies in the United States or other countries, including the U.S. Patent and Trademark Office (the “USPTO”). Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, lack of written description or non-enablement. In addition, patent validity challenges may, under certain circumstances, be based upon non-statutory obviousness-type double patenting, which, if successful, could result in a finding that the claims are invalid for obviousness-type double patenting. In certain circumstances, the finding could be cured by filing a retroactive terminal disclaimer over unexpired reference patent(s), which would result in a reduction of patent term, including a reduction or loss of a patent term adjustment granted by the USPTO. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld information material to patentability from the USPTO, or made a misleading statement, during prosecution. Also, patent terms, including any extensions or adjustments that may or may not be available to us, may not protect our competitive position on any of our current or future product candidates or platform technologies for an adequate amount of time, and we may be subject to claims challenging the inventorship, ownership, validity, enforceability of our owned or in-licensed patents and/or other intellectual property. Changes in U.S. patent law, or laws in other countries, could diminish the value of patents in general, thereby impairing our ability to protect any of our current or future product candidates or platform technologies. Further, if we encounter delays in our development and testing, clinical trials or regulatory review and approval of any of our current or future product candidates, the period of time during which we could market such product candidates under patent protection may be reduced, since any patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. Thus, our owned and in-licensed patents may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours or afford us any meaningful competitive advantage.

Moreover, the claim coverage in a patent application can be significantly reduced before the corresponding patent is granted. Even if owned or in-licensed patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us or otherwise provide us with any competitive advantage. Any patents issuing from our owned and in-licensed patent applications may be challenged, narrowed, circumvented or invalidated by third parties. Consequently, we do not know whether any of our current or future product candidates and other proprietary platform technologies will be protectable or remain protected by valid and enforceable patents.

Even if a patent is granted, our competitors or other third parties may be able to circumvent the patent by developing similar or alternative technologies or products in a non-infringing manner which could materially adversely affect our business, financial condition, results of operations and prospects. Furthermore, our competitors or other third parties may avail themselves of safe harbors under the Drug Price Competition and Patent Term Restoration Act of 1984 (the “Hatch-Waxman Amendments”) to conduct research and clinical trials.

The issuance of a patent is not conclusive as to its inventorship, ownership, scope, validity, or enforceability, and our owned or in-licensed patent rights may be challenged in the courts or patent offices in the United States and abroad. We may be subject to post-grant proceedings at the USPTO challenging the validity of one or more claims of our owned and in-licensed patents. Third-party submissions may also be made prior to a patent’s issuance, precluding the granting of a patent based on our pending patent application or patent application we may license in the future. A third party may also claim that our owned and in-licensed patent rights are invalid or unenforceable in a litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. In addition, we or our licensors may become involved in opposition, derivation, revocation, reexamination, reissue, interference, inter partes review, post-grant review proceedings or other similar proceedings in the United States and/or foreign jurisdictions challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, our owned or in-licensed patent rights, and may allow third parties, including generic drug companies, to commercialize any of our current or future product candidates and use any other proprietary platform technologies we may develop to compete directly with us.

Moreover, some of our owned or in-licensed patent rights are co-owned with third parties or subject to third party rights under the Bayh-Dole Act of 1980, and our future owned or in-licensed patent rights may be co-owned with third parties or subject to third party rights. For instance, at least a portion of the patent rights in our Prolaio patent portfolio and at least a portion of the patent rights in-licensed from Mayo may be subject to a U.S. government agency’s “March-in rights” under 35 U.S.C. §§200-212, and certain preclinical stage product candidates in-licensed from BMS Co. are co-owned by BMS Co. and a university and exclusively licensed to us from BMS Co. In the United States, each co-owner has the freedom to license and exploit the technology. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patent rights, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of such patent rights in order to enforce such patent rights against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, or if any of our material license agreements are terminated, we could lose our rights to key intellectual property and components enabling our technologies.

Our commercial success will heavily depend on the maintenance of our license agreements. We are a party to license agreements with Ionis, MyoKardia, BMS Co., Sanofi, and Mayo that are important to our business. If, for any reason, our license agreements are terminated or we otherwise lose some or all of the rights under such agreements, it would adversely affect our business. For example, pursuant to our license agreements with Mayo, MyoKardia, BMS Co. and Ionis, we have exclusive and worldwide rights to develop and commercialize our product candidates, impose, and future agreements may impose, various development, diligence, commercialization, milestone payment, royalty and other obligations on us and require us to meet development, regulatory or commercialization timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. If we fail to satisfy any obligations under such license agreements, the applicable licensor may terminate our license, which could have a material adverse effect on us.

The agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. For example, disputes may arise regarding the payment of the royalties or other payments due to licensors in connection with the rights we license from them. Licensors may contest the basis of such payments, including the royalties we retained and claim that we are obligated to make payments under a broader basis. In addition, disputes may arise between us and our current or future licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe, misappropriate or otherwise violate intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patents and other rights to third parties under our license arrangements;

•	our right to transfer or assign the license;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	our financial or other obligations under the license agreement;

•	the priority of invention of patented technology; and

•	the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our current or future licensors and us and our partners.

Such disputes may be costly to resolve and may divert management’s attention away from day-to-day activities. In addition to the costs of any litigation we may face, any legal action against us could increase our payment obligations under the respective agreement and require us to pay interest and potentially damages to such licensors. If disputes over intellectual property that we have in-licensed, or in-license in the future, prevent or impair our ability to maintain our licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates or platform technologies, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Despite our best efforts, our current or future licensors might conclude that we materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products, if approved, and technology covered by these license agreements. Such termination would result in the ability of the prior licensor to assert the prior licensed patents against us, or the prior licensor could license the patents to a competitor who could assert the prior licensed patents against us. As a result, we may be required to cease our development, manufacture and commercialization of our product candidates and use of our proprietary platform technologies covered by the patent rights owned by the licensors, which could have a material adverse effect on us. Alternatively, the prior licensor could abandon the patent rights, which would reduce the barrier to entry into the market. If these in-licenses are terminated, or if the in-licensed patents fail to provide the intended exclusivity, and if competitors circumvent any regulatory exclusivity, competitors would have the freedom to market products identical to ours. These events could have a material adverse effect on our competitive position, business, financial condition, results of operations and prospects.

Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology. For example, we may agree to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects, and we may be required to identify and license replacement technology from third parties, which may not be available on reasonable terms, if at all.

Further development of our proprietary platform technologies and product candidates may require us to enter into additional license or collaboration agreements. Our future licenses may not provide us with commercially reasonable terms, exclusive rights to use the licensed intellectual property and technology, or exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our product candidates and platform technologies in the future.

For a more complete description of these agreements, see the section titled “Business—License and collaboration agreements” in this prospectus.

We may in the future enter into collaborations and further strategic alliances to maximize the potential of our product candidates or platform technologies, and we may not realize the anticipated benefits of such collaborations or alliances. We may continue to form collaborations or alliances in the future with respect to any of our current or future product candidates or platform technologies, but may be unable to do so or to realize the potential benefits of such transactions, which may cause us to alter or delay our development and commercialization plans.

We have entered into license agreements, and may in the future seek to enter into collaborations, strategic alliances, joint ventures, additional licenses and other similar arrangements for the development or, if approved, commercialization of any of our current and future product candidates due to capital costs required to develop or commercialize such product candidates or otherwise. We may not be successful in our efforts to establish or maintain collaborations or other similar arrangements because our research and development pipeline may be insufficient, future product candidates may be deemed to be at too early of a stage of development for collaborative effort or third parties may not view any of our current or future product candidates as having the requisite potential to demonstrate safety and potency (or efficacy), or significant commercial opportunity.

We may have conflicts with our future collaborators, such as conflicts concerning the interpretation of preclinical or clinical data, the achievement of milestones, the interpretation of contractual obligations, payments for services, development obligations, or the ownership of intellectual property developed during our collaboration. Moreover, a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products. If any conflicts arise with any of our future collaborators, such collaborator may act in a manner that is adverse to our best interests. Any such disagreement could result in one or more of the following, each of which could delay or prevent the development or commercialization of our product candidates, and in turn prevent us from generating revenue: disputes regarding milestone payments or royalties; uncertainty regarding ownership of intellectual property rights arising from our collaborative activities, which could prevent us from entering into additional collaborations; unwillingness by the collaborator to cooperate in the development or manufacture of a product candidate, including providing us with data or materials; unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities; initiating of litigation or alternative dispute resolution options by either party to resolve the dispute; or attempts by either party to terminate the agreement.

In addition, we face significant competition in seeking appropriate strategic partners, and the negotiation process can be time-consuming and complex. Even if we are successful in our efforts to establish or maintain such collaborations, the terms that we agree upon may not be favorable to us. As a result, we may need to relinquish valuable rights to our future revenue streams, research and development programs, intellectual property, any of our current or future product candidates, or grant licenses on terms that may not be favorable to us, as part of any such arrangement, and such arrangements may restrict us from entering into additional agreements with other potential collaborators. In addition, our future collaborations may limit our control over the amount and timing of resources that our collaborators will dedicate to the development or commercialization of any of our current or future product candidates. Our ability to generate revenue from these arrangements will depend on any future collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. We cannot be certain that, following a collaboration, license, or strategic transaction, we will achieve an economic benefit that justifies such transaction, and such transaction may not yield additional development product candidates for our pipeline. Furthermore, we may not be able to maintain such collaborations if, for example, the development or approval of any current or future product candidates are delayed, the safety of any such product candidate is questioned, or the sales of any of our current or future product candidates, if approved, are unsatisfactory.

In addition, future collaborations may be terminable by our collaborators and strategic partners, and we may not be able to adequately protect our rights under these agreements. Furthermore, strategic partners may negotiate for certain rights to control decisions regarding the development and, if approved, commercialization of any of our current or future product candidates, and may not conduct those activities in the same manner as we do. Any termination of our collaborations we enter into in the future, or any delay in entering into collaborations related to any of our current or future product candidates, could delay the development and, if approved, commercialization of such product candidates, and reduce their competitiveness if they reach the market, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to protect our intellectual property and proprietary rights throughout the world.

Filing, prosecuting, maintaining, enforcing and defending patents on any of our current or future product candidates or platform technologies in all countries throughout the world is expensive, and the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. Prosecution of foreign patent applications is often a longer process, and patents may grant at a later date, and with a shorter term, than in the United States. The requirements for patentability differ in certain jurisdictions and countries. Additionally, the patent laws of some countries do not afford intellectual property protection to the same extent as the laws of the United States. For example, other countries may impose substantial restrictions on the scope of claims, including limiting patent protection to specifically disclosed embodiments. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our intellectual property in and into the United States or other jurisdictions. Competitors may use our intellectual property in jurisdictions where we have not pursued and obtained patent protection to develop their own products and, further, may export infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products, and our current or future owned and in-licensed patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of our owned and in-licensed patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. In addition, some jurisdictions, such as Europe, Japan and China, may have a heightened standard for patentability than in the United States, including, for example, the requirement of claims having literal support in the original patent filing and the limitation on using supporting data that is not in the original patent filing. Under those heightened patentability requirements, we may not be able to obtain sufficient patent protection in certain jurisdictions even though the same or similar patent protection can be secured in the United States and other jurisdictions.

Proceedings to enforce our owned and in-licensed intellectual property and proprietary rights in the United States or other jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our current patents and any patents we may own or license in the future at risk of being invalidated or interpreted narrowly, could put our owned and in-licensed patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our owned and in-licensed intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop.

Many countries have compulsory licensing laws under which a patent owner or exclusive licensee may be compelled to grant licenses to third parties, including governmental agencies. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner or exclusive licensee may have limited remedies, which could materially diminish the value of such patent protection. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected. In addition, geo-political actions in the United States and in foreign countries (such as the Russia and Ukraine conflict) could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any licensors and the maintenance, enforcement or defense of our issued patents which could impair our competitive intellectual property position. For example, the United States and foreign government actions related to Russia’s conflict in Ukraine may limit or prevent filing, prosecution, and maintenance of patent applications in Russia. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees from the United States without consent or compensation. Consequently, we would not be able to prevent third parties from practicing our inventions in Russia or from selling or importing products made using our inventions in and into Russia.

Obtaining and maintaining our owned and in-licensed patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. In some circumstances, we may be dependent on our licensors to take the necessary action to comply with these requirements with respect to any in-licensed intellectual property. For example, periodic maintenance fees, renewal fees, annuity fees, and various other government fees on patents and applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned and in-licensed patents and applications. In certain circumstances, we may rely on licensing partners to pay these fees due to the U.S. and non-U.S. patent agencies. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The USPTO and various non-U.S. government agencies require compliance with certain foreign filing requirements during the patent application process. For example, in some countries, including the United States, China, India and some European countries, a foreign filing license is required before certain patent applications are filed. The foreign filing license requirements vary by country and depend on various factors, including where the inventive activity occurred, citizenship status of the inventors, the residency of the inventors and the invention owner, the place of business for the invention owner and the nature of the subject matter to be disclosed (e.g., items related to national security or national defense). In some, but not all cases, for example in China and India, a foreign filing license cannot be obtained retroactively in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment of a pending patent application or can be grounds for revoking or invalidating an issued patent, resulting in the loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, potential competitors might be able to enter the relevant markets with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We may also be dependent on licensors to take the necessary actions to comply with these requirements with respect to our in-licensed intellectual property.

Public health pandemics (such as the COVID-19 pandemic), geopolitical instability (war and terrorism), natural disasters, or similar events may impair our and our licensors’ ability to comply with these procedural, document submission, fee payment, and other requirements imposed by government patent agencies, which may materially and adversely affect our ability to obtain or maintain patent protection for any of our current and future product candidates or platform technologies.

Changes in patent laws or their interpretations could diminish the value of patents in general, thereby impairing our ability to protect our products.

Changes in either the patent laws or interpretation of the patent laws in the United States or in other countries could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act (the “America Invents Act”) enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before us or our licensors could therefore be awarded a patent covering an invention of ours or our licensors even if we or our licensors had made the invention before it was made by such third party. This requires us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we or our licensors are the first to either

(i) file any patent application related to any of our current or future product candidates and other proprietary platform technologies we may develop or (ii) invent any of the inventions claimed in our patents or patent applications.

The America Invents Act also included a number of significant changes that affect the way patent applications are prosecuted and also affect patent litigation. These include allowing third party protests and submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our owned or in-licensed patent claims or any patent claims we may license in the future that would not have been invalidated if first challenged by the third party as a defendant in a district court action.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. We cannot predict how decisions by the courts, the U.S. Congress or the USPTO may impact the value of our owned and in-licensed patent rights. For example, the U.S. Supreme Court held in Amgen v. Sanofi (2023) that a functionally claimed genus was invalid for failing to comply with the enablement requirement of the Patent Act. As such, our owned and in-licensed patent rights that grant with functional claims may be vulnerable to third party challenges seeking to invalidate these claims for lacking enablement or adequate support in the specification. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future. In addition to heightened patentability requirements, the Supreme Court and Federal Circuit’s interpretation of biosimilar product approval under the Biologics Price Competition and Innovation Act, has evolved in recent years, affecting the “patent dance” provisions of the statute, which are intended to resolve any patent infringement issues before the approval of a biosimilar. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have or may obtain or license in the future.

In 2012, the European Union Patent Package (the “EU Patent Package”) regulations were passed with the goal of providing a single pan-European Unitary Patent and a new European Unified Patent Court (the “UPC”) for litigation involving European patents. The EU Patent Package was implemented on June 1, 2023, and has become a common forum for challenging European patents. As a result, all European patents, including those issued prior to ratification of the EU Patent Package, now by default automatically fall under the jurisdiction of the UPC, unless otherwise opted out. It is uncertain how the UPC will impact granted European patents in the biotechnology and pharmaceutical industries. Our European patents and patent applications, if issued, could be challenged in the UPC. During the first seven years of the UPC’s existence, the UPC legislation allows a patent owner to opt its European patents out of the jurisdiction of the UPC. We may decide to opt out our future European patents from the UPC, but doing so may preclude us from realizing the benefits of the UPC. Moreover, if we do not meet all of the formalities and requirements for opt-out under the UPC, our future European patents could remain under the jurisdiction of the UPC. The UPC will provide our competitors with a new forum to centrally revoke our European patents and allow for the possibility of a competitor to obtain a pan-European injunction. Such a loss of patent protection could have a material adverse impact on our business and our ability to commercialize our current and future platform technologies and any of our current and future product candidates due to increased competition and, resultantly, on our business, financial condition, results of operations and prospects. The UPC and Unitary Patent are significant changes in European patent practice. As the UPC is a new court system, there is limited precedent for the court, increasing the uncertainty of any litigation in the UPC.

Issued patents covering any of our current or future product candidates or platform technologies could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States or abroad.

Our owned and in-licensed patent rights may be subject to priority, validity, inventorship, ownership and enforceability disputes. Legal proceedings relating to intellectual property claims, with or without merit, are unpredictable and generally expensive and time-consuming and likely to divert significant resources from our core business, including distracting our management and scientific personnel from their normal responsibilities and generally harm our business. If we or any of our licensors are unsuccessful in any of these proceedings, such patents and patent applications may be narrowed, invalidated or held unenforceable. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we initiate legal proceedings against a third party to enforce a patent covering any of our current or future product candidates or platform technologies, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement, lack of sufficient written description, failure to claim patent-eligible subject matter or obviousness-type double patenting. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading or inconsistent statement, during prosecution. Third parties may raise claims challenging the validity or enforceability of a patent before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, shortening the term of or amendment to our owned or in-licensed patent rights or any patent rights we may obtain or license in the future in such a way that they no longer cover any of our current or future product candidates or platform technologies or prevent third parties from competing with our product candidates or platform technologies. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we or our licensors and the patent examiner were unaware during prosecution. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection for any of our current or future product candidates or platform technologies. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our owned and in-licensed patent claims do not cover the invention, or decide that the other party’s use of our patented technology falls under the safe harbor to patent infringement under 35 U.S.C. § 271(e). Such a loss of patent protection would have a material adverse impact on our business, financial condition, results of operations and prospects.

Patent terms may be inadequate to protect the competitive position of any of our current or future product candidates or platform technologies for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional or international patent application filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering any of our current or future product candidates or platform technologies are obtained, once the patent has expired, we may be vulnerable to competition from competitive products, including generics. Given the amount of time required for the development, testing and regulatory review of any of our current or future product candidates or platform technologies, patents protecting such product candidates or platform technologies might expire before or shortly after such product candidates or platform technologies are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to our product candidates or platform technologies. If we do not have sufficient patent life to protect our products, our business, financial condition, results of operations and prospects will be adversely affected.

If we do not obtain patent term extension and equivalent extensions outside of the United States for any of our current or future product candidates, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA regulatory approval of any of our current or future product candidates, one or more of our owned or in-licensed U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended, and only those claims covering the approved drug, a method for using it or a method of manufacturing it may be extended. Similar patent term restoration provisions to compensate for commercialization delay caused by regulatory review are also available in certain foreign jurisdictions, such as in Europe under Supplemental Protection Certificate. However, we may not be granted an extension for various reasons, including failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or failing to satisfy other applicable requirements. Moreover, the applicable time period afforded could be less than we request. In addition, to the extent we wish to pursue patent term extension based on a patent that we may license from a third party in the future, we may need the cooperation of that third party. If we are unable to obtain patent term extension, or the foreign equivalent, or if the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

We or our licensors may be subject to claims challenging the inventorship or ownership of our owned and in-licensed patents and other intellectual property.

We or our licensors may be subject to claims that former employees, consultants, licensees, collaborators or other third parties have an interest in our owned or in-licensed patent rights, trade secrets, or other intellectual property as an inventor, co-inventor or owner of trade secrets. For example, we or our licensors may have inventorship or ownership disputes arise from conflicting obligations of consultants or others who are involved in developing any of our current or future product candidates and other proprietary platform technologies we may develop. We or our licensors may have relied on third-party consultants or collaborators or on funds from third parties, such as from a government entity, such that we or our licensors are not the sole and exclusive owners of the patents we in-licensed. The failure to name the proper inventors on a patent application can result in the patents issuing therefrom being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or platform technologies or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership of our owned or in-licensed patent rights, trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as ownership of, or the right to use intellectual property that is important to any of our current or future product candidates and other proprietary platform technologies we may develop. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to protect the confidentiality of our and licensors’ trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for any of our current or future product candidates and proprietary platform technologies, we may rely on trade secret protection and confidentiality agreements to protect our unpatented know-how, technology, and other proprietary information and to maintain our competitive position. We seek to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, licensees, third-party collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Trade secrets and know-how can be difficult to protect. We cannot guarantee that we have entered into applicable agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. We cannot guarantee that any potential trade secrets and other proprietary and confidential information will not be disclosed or that competitors will not otherwise gain access to trade secrets. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret (such as through a cybersecurity breach) is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. Furthermore, others may independently discover similar trade secrets and proprietary information. If any of our trade secrets were to be disclosed or misappropriated or if any such information were to be independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed. Additionally, we may need to share our proprietary information, including trade secrets, with current or future business partners, collaborators, contractors and others located in countries at heightened risk of theft of trade secrets, including through direct intrusion by private parties or foreign actors, and those affiliated with or controlled by state actors.

We may be subject to claims that third parties have an ownership interest in our trade secrets. For example, we may have disputes arise from conflicting obligations of our employees, consultants or others who are involved in developing any of our current or future product candidates or platform technologies. Litigation may be necessary to defend against these and other claims challenging ownership of our trade secrets. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable trade secret rights, such as exclusive ownership of, or right to use, trade secrets that are important to any of our current or future product candidates and other proprietary platform technologies we may develop. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Some of our employees, consultants and advisors are currently or were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer, or that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self- executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market any of our current or future product candidates or platform technologies.

We cannot guarantee that any of our or our licensors’ patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are or will be complete or thorough, nor can we be certain that we or our licensors have identified or will identify each and every third-party patent and pending patent application in the United States and abroad that is relevant to or necessary for the commercialization of any of our current or future product candidates or platform technologies in any jurisdiction. Patent applications in the United States and elsewhere are not published until approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering any of our current or future product candidates or platform technologies could have been filed by others without our knowledge. The scope of a patent claim is determined by the interpretation of the law, the words of a patent claim, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending patent application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that any of our current or future product candidates or platform technologies are not covered by a third-party patent or may incorrectly predict whether a third party’s pending patent application will issue with claims of relevant scope. Alternatively, we may incorrectly determine that the Hatch-Waxman Amendments are a defense for a safe harbor to infringement of a patent we consider relevant to the research or clinical development of any of our current or future product candidates. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, and we may incorrectly conclude that a third-party patent is invalid and unenforceable or not infringed. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market any of our current or future product candidates or platform technologies. If we fail to identify and correctly interpret relevant patents, we may be subject to infringement claims. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe. As the number of competitors in the market grows and the number of patents issued in this area increases, the possibility of patent infringement claims escalates. Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that our products and business operations infringe or violate the intellectual property rights of others. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing any of our current or future product candidates or platform technologies that are held to be infringing. We might, if possible, also be forced to redesign any of our current or future product candidates or platform technologies or services so that we no longer infringe the third-party intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Third-party claims of intellectual property infringement, misappropriation, or other violations against us or our collaborators could be expensive and time-consuming and may prevent or delay the development and commercialization of any of our current or future product candidates or platform technologies.

Our commercial success depends in part on our and our collaborators’ ability to avoid infringing, misappropriating and otherwise violating the patents and other intellectual property rights of third parties. There is a substantial amount of complex litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, inter partes review, post-grant review, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions.

Numerous U.S. and foreign-issued patents and pending patent applications owned by third parties exist in the fields in which we plan to commercialize our programs (including product candidates and platform technologies) and in which we are developing other proprietary technologies. As the biotechnology and pharmaceutical industries expand and more patents are issued, and as we gain greater visibility and market exposure as a public company, the risk increases that our programs and commercializing activities may give rise to claims of infringement of the patent rights of others. We cannot guarantee that our product candidates, platform technologies and other proprietary technologies we develop will not infringe existing or future patents owned by third parties. We may not be aware of patents that have already been issued for which a third party, such as a competitor in the fields in which we are developing our product candidates, platform technologies and other proprietary technologies, might assert as infringed by us. It is also possible that patents owned by third parties of which we are aware, but which we do not believe we infringe or that we believe we have valid defenses to any claims of patent infringement, could be found to be infringed by us. It is not unusual that corresponding patents issued in different countries have different scopes of coverage, such that in one country a third-party patent does not pose a material risk, but in another country, the corresponding third-party patent may pose a material risk to any of our current or future product candidates. In addition, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that we may infringe. For example, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover any of our current or future product candidates or platform technologies or the use of any such product candidates or platform technologies.

If any third-party claims that we infringe their patents or that we are otherwise employing their proprietary technology without authorization and initiates litigation against us, even if we believe such claims are without merit, a court could hold that such patents are valid, enforceable and infringed by us. Defense of infringement claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. If a successful claim of infringement against us, we may be enjoined from further developing or commercializing the infringing products or technologies. In addition, we may be required to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties and/or redesign our infringing products or technologies, which may be impossible or require substantial time and monetary expenditure. Such licenses may not be available on commercially reasonable terms or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees or royalties or both, and the rights granted to us might be nonexclusive, which could result in our competitors gaining access to the same intellectual property. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms or at all, we may be unable to commercialize the infringing products or technologies or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business. In addition, we may in the future pursue patent challenges with respect to third-party patents, including as a defense against the foregoing infringement claims. The outcome of such challenges is unpredictable.

Even if resolved in our favor, the foregoing proceedings could be very expensive, particularly for a company of our size, and time-consuming. Such proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such proceedings adequately. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources. Such proceedings may also absorb significant time of our technical and management personnel and distract them from their normal responsibilities. Uncertainties resulting from such proceedings could impair our ability to compete in the marketplace. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may in the future pursue invalidity proceedings with respect to third-party patents. The outcome following legal assertions of invalidity is unpredictable. Even if resolved in our favor, these legal proceedings may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such proceedings adequately. Some of these third parties may be able to sustain the costs of such proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent proceedings could compromise our ability to compete in the marketplace. If we do not prevail in the patent proceedings the third parties may assert a claim of patent infringement directed at any of our current or future product candidates or platform technologies.

We may become involved in lawsuits to protect or enforce our owned and in-licensed patents and other intellectual property rights, which could be expensive, time-consuming, and unsuccessful.

Third parties, such as competitors, may infringe our owned or in-licensed patent rights. In an infringement proceeding, a court may decide that a patent we own or in-license is invalid or unenforceable or may refuse to stop the other party from using the invention at issue. In addition, our owned or in-licensed patent rights may become involved in inventorship, ownership, priority, enforceability, or validity disputes. To counter or defend against such claims can be expensive and time-consuming. An adverse result in any litigation proceeding could put our patent rights at risk of being invalidated, held unenforceable or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation and proceedings, there is a risk that some of our confidential information could be compromised by disclosure during such litigation and proceedings.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, diluted, circumvented or declared generic or determined to be infringing, misappropriating or violating other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in the markets of interest. During trademark registration proceedings, we may receive rejections of our applications by the USPTO or in other foreign jurisdictions. Although we are given an opportunity to respond to such rejections, we may be unable to overcome them. If our trademarks are successfully challenged or determined to be infringing, misappropriating or violating other marks, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, which may not survive such proceedings. Moreover, any name we may propose to use with any of our current or future product candidates in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. Similar requirements exist in Europe. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA or an equivalent administrative body in a foreign jurisdiction objects to any of our proposed proprietary product names, we may be required to expend significant additional resources to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe, misappropriate or otherwise violate the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark.

We may not be able to obtain, protect or enforce our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement, misappropriation, dilution or other claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively, and our business may be adversely affected. Our efforts to obtain, enforce or protect our proprietary rights related to trademarks, trade names, domain name, or other intellectual property may be ineffective and could result in substantial costs and diversion of resources and could adversely affect our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•

others may be able to make products that are similar or identical to any of our current or future product candidates or utilize similar technology but that are not covered by the claims of the patents that we currently or may in the future own or in-license;

•	we or our licensors or collaborators might not have been the first to make the inventions covered by our current or future patent applications;

•	we or our licensors or collaborators might not have been the first to file patent applications covering our or their inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our pending and future patent applications that we own or may license will not lead to issued patents;

•	any issued patent that we own or license in the future may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

•	others may have access to the same intellectual property rights licensed to us in the future on a non-exclusive basis;

•

our competitors or other third parties might conduct research and development activities in countries where we or our licensors do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;

•	we may fail to identify potential patentable subject matter and/or may fail to file on it;

•	the patents or other intellectual property rights of others may harm our business; and

•

we may choose not to file for patent protection to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property or disclose information resulting in a loss of protection for such trade secret.

Should any of the foregoing occur, it could adversely affect our business, financial condition, results of operations and prospects.

We may not be successful in obtaining or maintaining necessary rights to product candidates, components and processes for our development pipeline through acquisitions and in-licenses.

The growth of our business may depend in part on our ability to acquire, in-license or use third-party intellectual property and proprietary rights. For example, any of our current or future product candidates may require specific formulations to work effectively and efficiently, we may develop product candidates containing our compounds and pre-existing pharmaceutical compounds, we may develop combination therapies with our compounds and third-party compounds, any of which could require us to obtain rights to use intellectual property held by third parties. In addition, with respect to any patent or other intellectual property rights we may co-own with third parties, we may require licenses to such co-owners’ interest to such patents. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary or important to our business operations. In addition, we may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. Were that to happen, we may need to cease use of the compositions or methods covered by those third-party intellectual property rights and may need to seek to develop alternative approaches that do not infringe, misappropriate or otherwise violate those intellectual property rights, which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we can obtain a license, it may be non-exclusive, which means that our competitors may also receive access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

Additionally, we may collaborate with academic institutions to accelerate our research and development under written agreements with these institutions. In certain cases, these institutions provide us with an option to negotiate a license to any of the institution’s rights in technology resulting from the collaboration. Even if we hold such an option, we may be unable to negotiate a license from the institution within the specified timeframe or under terms that are acceptable to us. If we are unable to do so, the institution may offer the intellectual property rights to others, potentially blocking our ability to pursue our program. Even if we can obtain a license, it may be non-exclusive, and our competitors may also receive access to the same technologies licensed to us.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies that may be more established or have greater resources than we do may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive to commercialize any of our current or future product candidates. More established companies may have a competitive advantage over us due to their size, cash resources or greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. There can be no assurance that we will be able to successfully complete these types of negotiations and ultimately acquire the rights to the intellectual property surrounding any of our current or future product candidates that we may seek to develop or market. If we are unable to successfully obtain rights to required third-party intellectual property or to maintain the existing intellectual property rights we have, we may have to abandon development of certain programs and our business, financial condition, results of operations, and prospects could suffer.

Risks related to this offering and ownership of our common stock

There has been no prior public market for our common stock, and an active trading market may not develop or be sustained.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock was determined through negotiations among the underwriters and us and may vary from the market price of our common stock following this offering. An active or liquid market in our common stock may not develop upon closing of this offering or, if it does develop, it may not be sustainable. The lack of an active market may impair the value of your shares, your ability to sell your shares at the time you wish to sell them and the prices that you may obtain for your shares. An inactive market may also impair our ability to raise capital by selling our common stock and our ability to acquire other companies, products, or technologies by using our common stock as consideration.

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this section and elsewhere in this prospectus, these factors include:

•	the commencement, enrollment, completion or results of our current or future preclinical and clinical trials for our product candidates;

•	any delay in identifying and advancing a clinical candidate for our other programs;

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any delay in our regulatory filings for our product candidates and any adverse development or perceived adverse development with respect to the applicable regulatory authority’s review of such filings, including without limitation the FDA’s issuance of a “refusal to file” letter or a request for additional information;

•	adverse results or delays, suspensions or terminations in future preclinical studies or clinical trials;

•	our decision to initiate a clinical trial, not to initiate a clinical trial or to terminate an existing clinical trial;

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adverse regulatory decisions, including failure to receive regulatory approval of our product candidates or the failure of a regulatory authority to accept data from preclinical studies or clinical trials conducted in other countries;

•	changes in laws or regulations applicable to our product candidates, including but not limited to clinical trial requirements for approvals;

•	adverse developments concerning our manufacturers;

•	our inability to obtain adequate product supply for any approved product or inability to do so at acceptable prices;

•	our inability to establish collaborations, if needed;

•	our failure to commercialize our product candidates, if approved;

•	additions or departures of key scientific or management personnel;

•	unanticipated serious safety concerns related to any of our current or future product candidates;

•	introduction of new products, product candidates or services offered by us or our competitors;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	our ability to effectively manage our growth;

•	actual or anticipated variations in quarterly operating results;

•	our cash position and cash burn rate;

•	our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

•	publication of research reports about us or our industry, or product candidates in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the market valuations of similar companies;

•	changes in the structure of the healthcare payment systems;

•	overall performance of the equity markets;

•	sales of our common stock by us or our stockholders in the future;

•	trading volume of our common stock;

•	changes in accounting practices;

•	ineffectiveness of our internal controls;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	significant lawsuits, including patent or stockholder litigation;

•	general political and economic conditions; and

•	other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the market for biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations.

Our quarterly and annual operating results may fluctuate significantly, due to a variety of factors, many of which are outside of our control and may be difficult to predict, including:

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the timing and cost of, and level of investment in, research, development and, if approved, commercialization activities relating to our current and future product candidates, which may change from time to time;

•	the timing and status of enrollment for clinical trials;

•	the cost of manufacturing our product candidates, as well as building out our supply chain, which may vary depending on the quantity of production and the terms of our agreements with manufacturers;

•	expenditures that we may incur to acquire, develop or commercialize additional product candidates and technologies;

•	timing and amount of any milestone, royalty or other payments due under any collaboration, license or purchase agreement;

•	future accounting pronouncements or changes in our accounting policies;

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the timing and success or failure of preclinical studies and clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;

•	the timing of receipt of approvals for our product candidates from regulatory authorities in the United States and internationally;

•	exchange rate and interest rate fluctuations;

•	coverage and reimbursement policies with respect to our product candidates, if approved, and potential future drugs that compete with our products; and

•	the level of demand for our product candidates, if approved, which may vary significantly over time.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our future revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if any forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance we may provide.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Our executive officers, directors, principal stockholders and their respective affiliates own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Based on the beneficial ownership of our common stock as of May 26, 2026, prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 87.3% of our voting stock and, upon the completion of this offering, that same group will hold approximately   % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares and no purchases of shares by this group in this offering), in each case assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into shares of our common stock. As a result, these stockholders, if acting together, will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, amendment of our organizational documents, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. In addition, certain of our principal stockholders, including ARCH Venture Fund XIII, L.P. and Perceptive Capital Solutions Holding LP, have designated certain members of our board of directors. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Future sales of our common stock in the public market could cause our common stock price to fall.

Our common stock price could decline as a result of sales of a large number of shares of common stock after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, might also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

Upon the completion of this offering,      shares of common stock will be outstanding as of March 31, 2026, after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into the aggregate of 29,987,476 shares of common stock on the date immediately preceding the completion of this offering (or     shares if the underwriters exercise their option to purchase additional shares from us in full), based on the number of shares outstanding as of March 31, 2026.

All shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), unless held by our “affiliates” as defined in Rule 144 under the Securities Act. The resale of the remaining      shares, or   % of our outstanding shares of common stock following this offering, is currently prohibited or otherwise restricted, subject to certain limited exceptions, as a result of securities law provisions, market standoff agreements entered into by certain of our stockholders with us or lock-up agreements entered into by our directors, officers and substantially all of our stockholders with the underwriters in connection with this offering under which they have agreed or will agree, subject to specific exceptions described in the section of this prospectus titled “Underwriting,” not to sell any of our stock for 180 days following the date of this prospectus. We refer to such period as the lock-up period. We and certain of the underwriters may release certain stockholders from the market standoff agreements or lock-up agreements prior to the end of the lock-up period. Subject to applicable securities law restrictions, these shares will be able to be sold in the public market beginning on the 181st day after the date of this prospectus. Shares issued upon the exercise of stock options outstanding under our equity incentive plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, market stand-off agreements and/or lock-up agreements, as well as Rules 144 and 701 under the Securities Act. For more information, see the section titled “Shares Eligible for Future Sale” included elsewhere in this prospectus.

Upon the completion of this offering, the holders of approximately      shares, or   % of our outstanding shares following this offering, of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or our other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. Once we register the offer and sale of shares for the holders of registration rights and shares that may be issued under our equity incentive plans, these shares will be able to be sold in the public market, subject to issuance and vesting schedules in the case of our equity incentive plans, and the lock-up agreements described under the section titled “Underwriting” included elsewhere in this prospectus.

In addition, in the future, we may issue additional shares of common stock, or other equity or debt securities convertible into common stock, in connection with a financing, acquisition, employee arrangement, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause the price of our common stock to decline.

We will have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If you purchase shares of our common stock in our initial public offering, you will experience substantial and immediate dilution.

The assumed initial public offering price of $   per share, which is the midpoint of the price range set forth on the cover page of this prospectus, is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately following the completion of this offering. If you purchase shares of common stock in this offering, you will experience substantial and immediate dilution in the pro forma as adjusted net tangible book value per share of $   per share as of March 31, 2026. That is because the price that you pay will be substantially greater than the pro forma as adjusted net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution if the underwriters exercise their option to purchase additional shares in this offering, when those holding stock options exercise their right to purchase common stock under our equity incentive plans, upon the grant of restricted stock awards or when we otherwise issue additional shares of common stock. For additional details, see the section titled “Dilution” included elsewhere in this prospectus.

Participation in this offering by our existing stockholders and/or their affiliated entities will reduce the public float for our common stock.

To the extent our existing stockholders who are our affiliates or their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our common stock after this offering, which is the number of shares of common stock that are not held by our officers, directors and affiliated stockholders. As a result, the number of freely tradeable shares of our common stock following this offering will be reduced relative to what it would have been had these shares been sold to investors that were not existing stockholders, affiliates or purchasers. This could adversely impact the liquidity of our common stock and depress the price at which you may be able to sell shares of common stock purchased in this offering.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors and consultants under our stock incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

We do not currently intend to pay dividends on our common stock and, consequently, our stockholders’ ability to achieve a return on their investment will depend on appreciation of the value of our common stock.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. We do not intend to declare or pay any cash dividends on our capital stock in the foreseeable future. As a result, any investment return on our common stock will depend upon increases in the value for our common stock, which is not certain.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current directors and members of management.

Our third amended and restated certificate of incorporation, which will become effective immediately upon completion of this offering, and amended and restated bylaws, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, will contain provisions that may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which our stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•	establish a classified board of directors such that only one of three classes of directors is elected each year;

•	allow the authorized number of our directors to be changed only by resolution of our board of directors;

•	limit the manner in which stockholders can remove directors from our board of directors;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•	limit who may call stockholder meetings;

•

authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

•

require the approval of not less than two-thirds of the votes that all our stockholders would be entitled to cast to amend or repeal specified provisions of our third amended and restated certificate of incorporation or amended and restated bylaws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”), which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our amended and restated bylaws that will become effective upon the effectiveness of this registration statement designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated bylaws that will become effective upon effectiveness of the registration statement of which this prospectus forms a part provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of, or a claim based on, fiduciary duty owed by any of our current or former directors, officers, and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our third amended and restated certificate of incorporation or our amended and restated bylaws (including the interpretation, validity or enforceability thereof) or (iv) any action asserting a claim that is governed by the internal affairs doctrine (the “Delaware Forum Provision”). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our amended and restated bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the sole and exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act (the “Federal Forum Provision”). In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the foregoing provisions; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, the forum selection clauses in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. While the Delaware Supreme Court and other state courts have upheld the validity of federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the U.S. may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

We may not be able to maintain a listing of our common stock on Nasdaq.

We must meet certain financial and liquidity criteria to maintain our listing on Nasdaq. If we violate Nasdaq’s listing requirements, our common stock may be delisted. If we fail to meet any of Nasdaq’s listing standards, our common stock may be delisted. The delisting of our common stock from Nasdaq may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.

The structure of our common stock may limit your ability to influence corporate matters and may limit your visibility with respect to certain transactions.

The structure of our common stock may also limit your ability to influence corporate matters. Holders of our common stock are entitled to one vote per share, while holders of our non-voting common stock are not entitled to any votes. We do not currently have any shares of non-voting common stock outstanding. Nonetheless, we may issue non-voting common stock in the future and each outstanding share of our non-voting common stock may be converted at any time into one share of our common stock at the option of its holder by providing written notice to us, subject to the limitations provided for in our third amended and restated certificate of incorporation to become effective upon the completion of this offering. Consequently, if holders of our non-voting common stock, if any, in the future exercise their option to make this conversion, this will have the effect of increasing the relative voting power of such holders of our non-voting common stock, and correspondingly decreasing the voting power of all other holders of our common stock, which may limit your ability to influence corporate matters. Additionally, stockholders who hold, in the aggregate, more than 10% of our common stock and non-voting common stock, but 10% or less of our common stock, and are not otherwise an insider of the company, may not be required to report changes in their ownership due to transactions in our non-voting common stock pursuant to Section 16(a) of the Exchange Act, and may not be subject to the short-swing profit provisions of Section 16(b) of the Exchange Act. See “Description of Capital Stock—Voting common stock and non-voting common stock.”

Other general risks

Unfavorable global economic and geopolitical conditions could adversely affect our business, financial condition, stock price, and results of operations.

Our business could be adversely affected by unstable economic and political conditions within the United States and foreign jurisdictions, including as a result of an economic downturn and geopolitical events, such as changes in U.S. federal policy that affect the geopolitical landscape. Changes to U.S. policy implemented by the U.S. Congress or U.S. presidential administrations have impacted and may in the future impact, among other things, the U.S. and global economy, international trade relations, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. Since the start of the most recent U.S. presidential administration in 2025, U.S. policy changes have been implemented at a rapid pace and additional changes are likely. For example, the implementation of tariffs by the U.S. government has led to increased trade and political tensions, between not only the U.S. and China, but also between the U.S. and other countries in the international community. In response to tariffs, other countries have implemented retaliatory tariffs on U.S. goods. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. Any changes in political, trade, regulatory, and economic conditions, including U.S. trade policies, could have a material adverse effect on our financial condition or results of operations. Until we know what policy changes are made, whether those policy changes are challenged and subsequently upheld by the court system and how those changes impact our business and the business of our competitors over the long term, we will not know if, overall, we will benefit from them or be negatively affected by them.

The global credit and financial markets have also generally experienced extreme volatility and disruptions (including as a result of actual or perceived changes in interest rates, inflation and macroeconomic uncertainties), which has included severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, high inflation, fluctuating interest rates, uncertainty about economic stability, global supply chain disruptions, and increases in unemployment rates. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the ongoing conflicts between Russia and Ukraine, and in the Middle East, terrorism, political unrest or other geopolitical events. Sanctions imposed by the U.S. and other countries in response to such conflicts, including the one in Ukraine, may also continue to adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. A severe or prolonged economic downturn could result in a variety of risks to our business, including a decrease in the demand for our drug candidates and in our ability to raise additional capital when needed on acceptable terms, if at all.

There are also current geopolitical tensions with China that may affect our operations. For example, the recently enacted BIOSECURE Act, which, among other things, prohibits U.S. federal funding in connection with biotechnology equipment or services produced or provided by certain named Chinese “biotechnology companies of concern” and loans and grants to, and federal contracts with any entity that uses biotechnology equipment or services from one of these entities. Any additional executive action, legislative action similar to the BIOSECURE Act or potential sanctions with China could materially impact manufacturing partners and our agreements with them. We continue to assess any legislation as it develops to determine the effect, if any, on our contractual relationships. Furthermore, any disruptions to our supply chain as a result of unfavorable global economic conditions, including due to geopolitical conflicts, political unrest or public health crises, could negatively impact the timely execution of our ongoing and future clinical trials.

In addition, current inflationary trends in the global economy may impact salaries and wages, costs of goods and transportation expenses, among other things, and recent events of political unrest and/or potential future disruptions in access to bank deposits or lending commitments due to bank failures may create market and economic instability. We cannot anticipate all of the ways in which the foregoing, and the current economic climate and financial market conditions generally, could adversely impact our business.

We, or the third parties upon whom we depend, may be adversely affected by natural disasters, public health crises or other business interruptions and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters or public health crises could severely disrupt our operations, and have a material adverse impact on our business, results of operations, financial condition, and prospects. If a natural disaster, power outage, public health crisis or other event occurred that prevented us from conducting our clinical trials, releasing clinical trial results or delaying our ability to obtain regulatory approval for our product candidates, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time.

We are eligible to be treated as an “emerging growth company” and a “smaller reporting company” and our election of reduced reporting requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). We could be an emerging growth company for up to five years following the completion of this offering, although circumstances could cause us to lose that status earlier, including if we are deemed to be a “large accelerated filer,” which occurs when the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30, or if we have total annual gross revenue of $1.235 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31, or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, in which case we would no longer be an emerging growth company immediately. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

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providing only two years of audited financial statements in addition to any required unaudited interim financial statements and a correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	reduced disclosure obligations regarding executive compensation; and

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exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company.

In addition, the JOBS Act provides that an emerging growth company can also take advantage of an extended transition period for complying with new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and therefore we will not be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial reporting controls and changes in corporate governance practices. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Wall Street Reform and Consumer Protection Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect becoming a public company will substantially increase our legal and financial compliance costs and make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have an adverse effect on our business. The increased costs will decrease our net income or increase our net loss, and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect it to be more difficult and more expensive for us to obtain director and officer liability insurance as a public company, and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur as a public company. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

If we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be reevaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. In connection with this offering, we began the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of our internal control over financial reporting. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

For as long as we are an emerging growth company or a non-accelerated filer, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. An independent assessment of the effectiveness of our internal controls over financial reporting could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls over financial reporting could severely inhibit our ability to accurately report our financial condition and results of operations and could lead to restatements of our financial statements and require us to incur the expense of remediation.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We must design our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Our ability to use our net operating loss carryforwards and other tax attributes may be limited.

As of December 31, 2025, we had approximately $56.5 million of federal net operating losses (“NOLs”). Federal NOLs generated in taxable years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal NOL carryforwards in a taxable year is limited to 80% of our taxable income in such year. As of December 31, 2025, we had approximately $2.1 million of state NOLs. Of the state NOLs, some are of indefinite life, but most expire at various dates, beginning in 2040. As of December 31, 2025, we had approximately $7.6 million of federal research and development tax credit carryforwards. Federal tax credit carryforwards expire at various dates, beginning in 2045. As of December 31, 2025, we had approximately $1.0 million of state research and development tax credit carryforwards, which carry forward indefinitely.

Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by “5 percent shareholders” over a three-year period, the corporation’s ability to use its pre-change NOLs and certain other pre-change tax attributes (including research and development tax credits) to offset its post-change income or taxes may be limited. A corporation that experiences an ownership change will generally be subject to an annual limitation on the use of its pre-ownership change NOLs equal to the value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate (subject to certain adjustments). We may have experienced ownership changes in the past and may experience ownership changes as a result of this offering and/or subsequent shifts in our stock ownership (some of which are outside our control). There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs by federal or state taxing authorities or other unforeseen reasons, portions of our existing NOLs could expire or otherwise be unavailable to reduce future income tax liabilities. As a result, our ability to use our pre-change NOLs and tax credits to offset future taxable income, if any, or taxes could be subject to limitations. Similar provisions of state tax law may also apply. As a result, even if we attain profitability, we may be unable to use a material portion of our NOLs and tax credits.

Changes in tax law could adversely affect our business and financial condition.

U.S. federal, state, local and foreign tax laws, regulations and administrative guidance are subject to change as a result of the legislative process and review and interpretation by the U.S. Internal Revenue Service, the U.S. Treasury Department and other taxing authorities. Changes to tax laws (which changes may have retroactive application), including with respect to net operating losses and research and development tax credits, could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. Future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations. We urge investors to consult with their legal and tax advisers regarding the implications of potential changes in tax laws on an investment in our common stock.

Clinical trial and product liability lawsuits against us could divert our resources and could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of clinical trial and product liability exposure related to the testing of our product candidates in clinical trials, and we will face an even greater risk if we commercially sell any products that we develop. While we currently have no products that have been approved for commercial sale, the ongoing, planned and future use of product candidates by us in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. These claims might be made by patients that use the product, healthcare providers, pharmaceutical companies or others selling such products. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that we may develop;
•	termination of clinical trials;
•	injury to our reputation and significant negative media attention;
•	withdrawal of clinical trial participants;
•	significant costs to defend any related litigation;
•	substantial monetary awards to trial participants or patients;
•	loss of revenue;
•	reduced resources of our management to pursue our business strategy; and
•	the inability to commercialize any products that we may develop.

Although we currently hold clinical trial liability insurance, we will need to maintain such insurance coverage as we expand our clinical trials or if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. We may not be able to obtain and maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. If a successful clinical trial or product liability claim or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

We may become involved in litigation that could divert management’s attention and harm our business, and insurance coverage may not be sufficient to cover all costs and damages.

From time to time we may be subject to litigation claims through the ordinary course of our business operations regarding, but not limited to, securities litigation, employment matters, security of patient and employee personal data, contractual relations with collaborators and licensors and intellectual property rights. In the past, securities class action litigation has often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, the announcement of negative events, such as negative results from clinical trials, or periods of volatility in the market price of a company’s securities. These events may also result in or be concurrent with investigations by the SEC. We may be exposed to such litigation or investigation even if no wrongdoing occurred. Litigation and investigations are usually expensive and divert management’s attention and resources, which could adversely affect our business and cash resources and our ability to consummate a potential strategic transaction or the ultimate value our stockholders receive in any such transaction.

Special note regarding forward-looking statements

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains express or implied forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, product candidates, planned preclinical studies and clinical trials, results of preclinical studies and clinical trials, research and development costs, regulatory approvals, commercial strategy, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other important factors that are in some cases beyond our control and may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	the initiation, timing, progress and results of our research and development programs, preclinical studies and clinical trials;

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the ability of clinical trials to demonstrate safety and efficacy of our product candidates, and other positive results, and the ability of our preclinical studies to predict later clinical trial results;

•	the timing, scope and likelihood of regulatory filings and approvals of our product candidates;

•	our ability to deploy and develop our Prolaio platform;

•	the implementation of our business model, and strategic plans for our business, programs, and current and future product candidates;

•	our ability to obtain additional cash and the sufficiency of our existing cash, cash equivalents and short-term investments to fund our future operating expenses and capital expenditure requirements;

•	the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	the size and growth potential of the markets for our product candidates, and our ability to serve those markets;

•	our potential and ability to successfully manufacture and supply our current and future product candidates for clinical trials and for commercial use, if approved;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•	developments relating to our competitors and our industry, including competing product candidates and therapies;

•	existing regulations and regulatory developments in the U.S. and other jurisdictions;

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expectations regarding future events under collaboration and licensing agreements, including potential future payments, as well as our plans and strategies for entering into further collaboration and licensing agreements;

•	general economic, industry and market conditions, including fluctuating interest rates and rising inflation;

•	our ability to attract and retain the continued service of our key personnel and to identify, hire and then retain additional qualified personnel;

•	our expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; and

•	our anticipated cash runway and use of our existing cash, cash equivalents and short-term investments and the proceeds from this offering.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. No forward-looking statement is a guarantee of future performance. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, collaborations, joint ventures, or investments that we may make or enter into.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

This prospectus also contains estimates, projections and other information concerning our industry, our business and the markets for our product candidates. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market, and other data from our own internal estimates and research as well as from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors” and elsewhere in this prospectus.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $    million (or approximately $    million if the underwriters exercise their option to purchase additional shares of our common stock in full) based on an assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by $    million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by $    million, assuming the assumed initial public offering price of $    per share remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to create a public market for our common stock and thereby facilitate future access to the public equity markets, increase our visibility in the marketplace, and obtain additional capital to support our operations. We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, as follows:

•	approximately $ million to $ million to fund the clinical development of Danicamtiv in genetic DCM through ;

•	approximately $ million to $ million to fund the clinical development of Ataciguat in moderate CAVS through ;

•	approximately $ million to $ million to fund the clinical development of Tonlamarsen in ASH through ;

•	approximately $ million to $ million to fund other research and development activities; and

•	the remainder, if any, for working capital and other general corporate purposes.

We may also use a portion of the remaining net proceeds and our existing cash, cash equivalents and short-term investments to in-license, acquire, or invest in complementary businesses, technologies, products, or assets. However, we have no current commitments, agreements, understandings or obligations to do so.

We believe, based on our current operating plan, that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, will be sufficient to fund our operations through    . We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We do not have any committed external source of funds.

Our expected use of proceeds from this offering described above represents our current intentions based on our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above. We expect that we will require additional funds in order to fully accomplish the specified uses of the proceeds of this offering. The amounts and timing of our actual expenditures will depend on numerous factors, including progress of our research and development, the status of and results from preclinical studies and clinical trials that we are conducting or may conduct in the future, and other factors described in the section titled “Risk Factors” in this prospectus, as well as the amount of cash used in our operations and any unforeseen cash needs. Therefore, our actual expenditures may differ materially from the estimates described above. We may find it necessary or advisable to use the net proceeds for other purposes.

We will have broad discretion over how to use the net proceeds to us from this offering and investors will be relying on the judgment of our management regarding the application of the net proceeds. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term and long-term interest-bearing instruments, investment-grade securities, and direct or guaranteed obligations of the U.S. government. We cannot predict whether the proceeds invested will yield a favorable return.

Dividend policy

We have never declared or paid cash dividends on our capital stock. We do not anticipate declaring or paying, in the foreseeable future, any cash dividends on our capital stock. We intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws, and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. In addition, our ability to pay cash dividends on our capital stock in the future may be limited by the terms of any future debt or preferred securities we issue or any credit facilities we enter into.

Capitalization

The following table sets forth our existing cash, cash equivalents and short-term investments, excluding restricted cash, and our total capitalization as of March 31, 2026:

•	on an actual basis;

•

on a pro forma basis, giving effect to (i) the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 29,987,476 shares of our common stock on the date immediately preceding the completion of this offering and (ii) the filing and effectiveness of our third amended and restated certificate of incorporation, which will occur upon the completion of this offering; and

•

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) the issuance and sale of    shares of common stock in this offering at the assumed initial public offering price of $    per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this information together with our consolidated financial statements and the related notes included elsewhere in this prospectus, and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2026
(in thousands, except share and per share data)	Actual	Pro forma	Pro forma as adjusted(1)
Cash, cash equivalents and short-term investments	$287,108	$287,108

Redeemable convertible preferred stock, $0.00001 par value; 29,987,476 shares authorized and 29,987,476 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$597,546	—

Stockholders’ equity (deficit):
Preferred stock, $0.00001 par value; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Voting common stock, $0.00001 par value; 55,133,053 shares authorized and 10,406,269 shares issued and outstanding, actual; 500,000,000 shares authorized, 40,393,745 issued and outstanding, pro forma; 500,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	—	—
Non-voting common stock, $0.00001 par value; no shares authorized, issued and outstanding, actual; 200,000,000 authorized, no shares issued and outstanding, pro forma; 200,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—
Additional paid-in capital	36,624	634,170
Accumulated other comprehensive income	(90)	(90)
Accumulated deficit	(337,160)	(337,160)

Total stockholders’ (deficit) equity	(300,626)	296,920

Total capitalization	$296,920	$296,920

(1)	Each $1.00 increase or decrease, as applicable, in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease, as applicable, of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $ million, assuming no change in the assumed initial public offering price per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock that will be outstanding after this offering on a pro forma and pro forma as adjusted basis is based on 40,393,745 shares of common stock (which includes 520,833 shares of unvested restricted common stock and 667,731 shares of common stock issued upon early exercise of stock options that remain subject to repurchase) outstanding as of March 31, 2026, after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 29,987,476 shares of common stock on the date immediately preceding the completion of this offering, and excludes:

•	9,857,662 shares of common stock issuable upon exercise of outstanding stock options as of March 31, 2026 under our 2023 Plan, with a weighted average exercise price of $5.38 per share;

•	49,440 shares of common stock issuable upon the vesting of outstanding restricted stock units as of March 31, 2026 under the 2023 Plan;

•

6,639,979 shares of common stock issuable upon exercise of outstanding stock options granted after March 31, 2026 through May 26, 2026 pursuant to our 2023 Plan, with a weighted average exercise price of $15.00 per share;

•

2,205,290 shares of common stock reserved for future issuance as of March 31, 2026 under the 2023 Plan (which number of shares does not include the options to purchase shares of our common stock granted after March 31, 2026 and an increase of 5,800,000 shares of our common stock reserved for future issuance under our 2023 Plan after March 31, 2026), which will cease to be available for issuance at the time that our 2026 Plan becomes effective;

•	1,100,000 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2026, with an exercise price of $21.37 per share;

•

    shares of our common stock reserved for future issuance under our 2026 Plan, which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2026 Plan and any shares underlying outstanding stock awards granted under the 2023 Plan that expire or are repurchased, forfeited, cancelled, or withheld; and

•

    shares of common stock reserved for future issuance under the ESPP, which will become effective on the date immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of March 31, 2026 was ($328.1) million, or ($31.53) per share of our common stock. Our historical net tangible book value (deficit) represents the amount of our total tangible assets less our total liabilities and the carrying value of our redeemable convertible preferred stock, which is not included within stockholders’ deficit. Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by 10,406,269 shares of our common stock outstanding (which includes 520,833 shares of unvested restricted common stock and 667,731 shares of unvested common stock issued upon early exercise of stock options that remain subject to repurchase) as of March 31, 2026.

Our pro forma net tangible book value as of March 31, 2026 was $269.5 million, or $6.67 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding (which includes 520,833 shares of unvested restricted common stock and 667,731 shares of common stock issued upon early exercise of stock options that remain subject to repurchase) as of March 31, 2026, after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into 29,987,476 shares of common stock on the date immediately preceding the completion of this offering.

After giving further effect to the sale of    shares of common stock in this offering at the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2026 would have been $    million, or $    per share. This amount represents an immediate increase in pro forma net tangible book value of $     per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $     per share to new investors purchasing shares of common stock in this offering.

Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2026	$(31.53)
Increase per share as of March 31, 2026 attributable to the pro forma adjustment described above	$38.20

Pro forma net tangible book value per share as of March 31, 2026	$6.67
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase or decrease, as applicable, in the assumed initial public offering price of $    per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the pro forma as adjusted net tangible book value per share after this offering by $    , and dilution per share to new investors purchasing common stock in this offering by $    , assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease, as applicable, of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $    per share, in each case, and increase or decrease, as applicable, the dilution to investors participating in this offering by $    per share, assuming no change in the assumed initial public offering price, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full, our pro forma as adjusted net tangible book value after the offering would be $     per share, representing an immediate increase in pro forma as adjusted net tangible book value of $     per share to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value of $     per share to new investors, in each case assuming an initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes on the pro forma as adjusted basis described above, as of March 31, 2026, the total number of shares of common stock purchased from us on an as-converted basis, the total consideration paid or to be paid to us, and the average price per share paid by existing stockholders or to be paid by new investors in this offering, based on the assumed initial public offering price of $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us. New investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares purchased		Total consideration			Weighted- average price per share
	Number	Percentage	Amount		Percentage
Existing stockholders	40,393,745	%		$572,525,892	%		$14.17

New investors purchasing shares in this offering

Total		100.0%	$		100.0%	$

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters exercise their option to purchase additional shares of common stock from us in full, our existing stockholders would own  %, and new investors purchasing shares of our common stock in this offering would own  %, of the total number of shares of our common stock outstanding immediately after the completion of this offering.

The number of shares of our common stock that will be outstanding after this offering is based on 40,393,745 shares (which includes 520,833 shares of unvested restricted common stock and 667,731 shares of common stock issued upon early exercise of stock options that remain subject to repurchase) outstanding as of March 31, 2026, after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 29,987,476 shares of common stock on the date immediately preceding the completion of this offering, and excludes:

•	9,857,662 shares of common stock issuable upon exercise of outstanding stock options as of March 31, 2026 under our 2023 Plan, with a weighted average exercise price of $5.38 per share;

•	49,440 shares of common stock issuable upon the vesting of outstanding restricted stock units as of March 31, 2026 under the 2023 Plan;

•

6,639,979 shares of common stock issuable upon exercise of outstanding stock options granted after March 31, 2026 through May 26, 2026 pursuant to our 2023 Plan, with a weighted average exercise price of $15.00 per share;

•

2,205,290 shares of common stock reserved for future issuance as of March 31, 2026 under the 2023 Plan (which number of shares does not include the options to purchase shares of our common stock granted after March 31, 2026 and an increase of 5,800,000 shares of our common stock reserved for future issuance under our 2023 Plan after March 31, 2026), which will cease to be available for issuance at the time that our 2026 Plan becomes effective;

•	1,100,000 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2026, with an exercise price of $21.37 per share;

•

    shares of our common stock reserved for future issuance under our 2026 Plan, which will become effective on the date immediately prior to effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the 2026 Plan and any shares underlying outstanding stock awards granted under the 2023 Plan that expire or are repurchased, forfeited, cancelled, or withheld; and

•

    shares of common stock reserved for future issuance under our ESPP, which will become effective on the date immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under the ESPP.

To the extent any outstanding options are exercised, new options or other equity awards are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to new investors. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. Our consolidated financial statements include the audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025 and 2024, and the unaudited condensed consolidated financial statements as of March 31, 2026 and for the three months ended March 31, 2026 and 2025. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon our current plans and expectations that involve risks, uncertainties and assumptions, such as statements regarding our plans, strategies, objectives, expectations, intentions and beliefs. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see “Special Note Regarding Forward-Looking Statements.” Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We are a clinical-stage precision therapeutics company developing medicines that target the root cause of specific cardiovascular diseases where no approved treatments exist. Our mission is to develop multiple targeted cardiovascular treatments in parallel that bring people with cardiovascular diseases closer to the cures they deserve. Our team is values-based and mission-driven, led by a proven and experienced management team applying a new philosophy to cardiovascular drug development. We have three late-stage programs, Danicamtiv, Ataciguat, and Tonlamarsen, in clinical development for indications for which no approved therapies currently exist. These programs are designed to create new standards of care for high-need patients.

Our management team, including leaders from MyoKardia, Inc. (“MyoKardia”), has deep-domain knowledge of, and proven ability to, navigate the complexity of cardiovascular disease and translate that insight into an innovative drug development approach, enhanced by proprietary data and analytics technology through our Prolaio platform, to deliver with exceptional speed and execution. We believe this uniquely enables us to apply a high degree of precision to cardiovascular drug development, targeting the root causes of disease, rather than later onset cardiovascular symptoms. By applying our differentiated understanding of cardiovascular clinical endpoints, prioritizing indications with high regulatory clarity and significant unmet need, and focusing on biology-led patient selection for our trials, we believe we are uniquely positioned to maximize our probability of clinical success and efficiently develop and deliver multiple novel medicines with the greatest possible therapeutic impact for patients and healthcare providers alike.

Cardiovascular disease is the leading cause of death worldwide, yet innovation has lagged due to drug development focused on broad, downstream, symptom-focused approaches despite disease heterogeneity and genetic variability. Furthermore, clinical trial design has depended on infrequent in-office measurements, failing to capture between visit changes that are critical to understanding cardiovascular disease, including symptoms and variability over time. These factors often result in development requiring lengthy, large and expensive outcomes trials with modest treatment effects. Kardigan’s approach is designed to address these challenges through differentiated clinical trial designs with near real-time continuous data collection that enable more modern and efficient development, including reduced enrollment size and trial duration relative to traditional cardiovascular outcomes trials. The intended result is faster and more cost-effective trials designed to achieve a higher probability of success, although there is no guarantee that these results will be achieved.

Our mission is to apply Kardigan’s purpose-built cardiovascular development model to advance multiple late-stage programs in parallel, targeting “3 in 4”—three high-impact medicines through pivotal studies in roughly four years, subject to regulatory approval—enabling a credible, standalone and attractive value–creation path. By executing with discipline across portfolio selection, development strategy and trial execution, we aim to deliver better patient outcomes and build a durable, fully integrated, leading cardiovascular-focused biotechnology company. Our three late-stage programs include Danicamtiv, which we are developing for the treatment of genetic dilated cardiomyopathy (“DCM”), Ataciguat, which is aimed at slowing the progression of calcific aortic valve stenosis (“CAVS”) in patients with moderate disease, and Tonlamarsen, which we are developing for the management of blood pressure (“BP”) in acute severe hypertension (“ASH”) post-hospitalization. Each of these medicines is designed specifically for well-defined patient populations with well-defined regulatory pathways. Danicamtiv was initially discovered by MyoKardia and further developed by Bristol-Myers Squibb Company (“BMS Co.”). We also acquired rights to Ataciguat from Sanofi and the Mayo Foundation for Medical Education and Research (“Mayo”) through the acquisition of Rancho Santa Fe Bio, Inc. (“RSF”) and in-licensed Tonlamarsen from Ionis Pharmaceuticals, Inc. (“Ionis”).

Since our inception, we have not generated any revenue from product sales or other sources and have incurred significant operating losses and negative cash flows from our operations. Our primary uses of cash to date have been conducting research and development, acquisitions, building infrastructure, developing intellectual property, hiring personnel and providing general and administrative support for our expanding operations. To date, we have funded our operations primarily through private placements of our redeemable convertible preferred stock.

We have incurred operating losses since our inception. Our net losses were $56.1 million and $18.0 million for the three months ended March 31, 2026 and 2025, respectively, and $191.9 million and $88.7 million for the years ended December 31, 2025 and 2024, respectively. As of March 31, 2026, we had an accumulated deficit of $337.2 million. Our operating results also reflect significant period-over-period and year-over-year increases in research and development and general and administrative expenses, driven by the progression of our therapeutic programs, increased headcount, integration of acquired assets, and expanded clinical and operational activities. We expect our expenses and operating losses will increase substantially as we:

•

conduct our ongoing and planned clinical trials, including KINSHIP-DCM, our ongoing Phase 2b/3 clinical trial of Danicamtiv, KATALYST-AV, our ongoing Phase 2b clinical trial of Ataciguat, and KARDINAL-ASH, our ongoing Phase 2 clinical trial of Tonlamarsen;

•	continue to develop our Prolaio platform;

•	seek regulatory approvals from the U.S. Food and Drug Administration (the “FDA”) or other foreign regulatory authorities for our product candidates that successfully complete clinical trials;

•

utilize third parties to manufacture our current and future product candidates and related raw materials or, should we decide to do so, build and maintain a commercial-scale current Good Manufacturing Practices (“cGMP”) manufacturing facility;

•	continue our research and development activities;

•	seek to identify additional research programs and program candidates to expand our pipeline;

•	hire additional research and development, clinical, commercial and operational personnel;

•	continue to invest in the Prolaio platform to enhance our drug discovery and development efforts;

•

seek to identify, acquire and develop additional product candidates, including through business development efforts to invest in or in-license other technologies or product candidates, which may include opportunities to leverage our Prolaio platform;

•

make milestone, royalty or other payments due under our existing license agreements with MyoKardia, BMS Co., Sanofi, Mayo and Ionis and our purchase agreements with RSF and Prolaio, Inc., and any future in-license or collaboration agreements;

•	make milestone, royalty, interest or other payments due under any future financing or other arrangements with third-parties;

•	seek regulatory approvals for any current or future product candidates for which we successfully complete clinical trials;

•	ultimately establish a sales, marketing and distribution infrastructure to commercialize any therapies for which we may obtain marketing approval; and

•

incur additional costs associated with being a public company, including audit, legal, regulatory and tax-related services associated with maintaining compliance with an exchange listing and Securities Exchange Commission (the “SEC”) requirements, director and officer insurance premiums and investor relations costs.

In addition, we have several preclinical and clinical development, regulatory and commercial milestone payment obligations under our licensing arrangements. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of our preclinical studies and our ongoing and planned clinical trials and our expenditures on other research and development activities. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company.

As of March 31, 2026, we had cash, cash equivalents and short-term investments of $287.1 million, and accumulated deficit of $337.2 million. As disclosed in our unaudited condensed consolidated financial statements included elsewhere in this prospectus, management has concluded that substantial doubt exists about our ability to continue as a going concern within one year after the date the financial statements were available for issuance, because our existing cash, cash equivalents and short-term investments will not be sufficient to fund our operating activities for at least twelve months from that date. Based upon our current operating plans, we believe that the estimated net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, will be sufficient to fund our operations through     . See “Use of Proceeds.”

We do not expect to generate any revenue from product sales unless and until we successfully complete development and obtain regulatory approval for one or more of our current or future product candidates, which will not be for at least the next several years, if ever. If we obtain regulatory approval for any of our current or future product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, until such time as we can generate significant revenue from sales of our current or future product candidates, if ever, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, including potential collaborations, licenses and other similar arrangements. See “—Liquidity and Capital Resources.” However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements when needed would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market current or future product candidates that we would otherwise prefer to develop and market ourselves.

Components of results of operations

Revenue

We currently have no products approved for sale, and we have not generated any revenue to date. In the future, we may generate revenue from collaboration or license agreements we may enter into with respect to our current or future product candidates, as well as product sales from any approved product, which approval we do not expect to occur for at least the next several years, if ever. Our ability to generate product revenue will depend on the successful development and eventual commercialization of any current or future product candidates we may pursue. If we fail to complete preclinical and clinical development of our current or future product candidates or obtain regulatory approval for them, our ability to generate future revenues and our results of operations and financial position would be adversely affected.

Operating expenses

Research and development expenses

Research and development expenses consist primarily of personnel-related costs, including salaries, bonuses, benefits and stock-based compensation charges for those individuals in research and development functions, other internal and external costs associated with our research and development activities, our discovery and research efforts and the preclinical and clinical development of our current and future product candidates. In particular, our research and development expenses include:

•	personnel-related costs, including salaries, bonuses, benefits and stock-based compensation for employees engaged in research and development functions;

•	expenses related to manufacturing our product candidates for clinical trials and preclinical studies, including fees paid to contract manufacturing organizations (“CMOs”);

•	external expenses, including expenses incurred under arrangements with third parties, such as contract research organizations, consultants and our scientific advisors;

•	the cost of developing and validating our manufacturing process for use in our preclinical studies and ongoing and future clinical trials;

•	the cost to obtain licenses to intellectual property and related future payments should certain development and regulatory milestones be achieved;

•	expenses related to compliance with regulatory requirements;

•	expenses related to research and development of our Prolaio platform;

•	costs of conducting internal research and development for our preclinical programs;

•	costs for laboratory supplies, research materials and reagents; and

•	facility costs, depreciation and other expenses, which include direct and allocated expenses.

We expense research and development costs as incurred. Non-refundable advance payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed, or when it is no longer expected that the goods will be delivered or the services rendered.

We record accruals for estimated ongoing research costs and receive updated estimates of costs and amounts owed on a monthly basis from our third-party service providers. When evaluating the adequacy of the prepaid expenses and accrued liabilities, we analyze progress of the studies, including the phase or completion of events, invoices received and contracted cost estimates from our third-party service providers. Estimates are made in determining the balances at the end of any reporting period. We monitor each of these factors and adjust estimates accordingly.

A significant portion of our research and development costs have been, and will continue to be, external costs. External costs, which are specific to a product candidate, are tracked on a product candidate-by-product candidate basis upon our designation of a preclinical asset as a product candidate. Due to our ability to use certain resources across several programs, personnel-related expenses and indirect or shared operating costs incurred for our research and development programs are not recorded or maintained on a product candidate-by-product candidate basis.

We plan to substantially increase our research and development expenses for the foreseeable future as we continue to conduct our ongoing research and development activities, expand our pipeline, advance our preclinical research programs toward clinical development and conduct our current and planned clinical trials.

The timelines and costs of research and development activities are uncertain and can vary significantly for each current and future product candidate and development program due to the inherently unpredictable nature of preclinical and clinical development. We anticipate we will make determinations as to which programs to pursue and how much funding to direct to each program on an ongoing basis in response to preclinical and clinical results, regulatory developments and ongoing assessments as to each program’s commercial potential.

Our future development costs may vary significantly based on various factors such as:

•	the scope, timing, costs and progress of clinical development activities related to Danicamtiv, Ataciguat and Tonlamarsen and any future product candidates;

•	the number and scope of additional preclinical and clinical programs we decide to pursue, and the number of product candidates we decide to develop further;

•	the costs, timing and outcome of regulatory review of our product candidates and any other product candidates we may identify and develop;

•	maintaining existing, or arranging for new CMOs, to support clinical trials of our product candidates;

•	the costs of developing our Prolaio platform;

•	receipt of marketing approvals from applicable regulatory authorities;

•	our ability to commercialize products, if and when approved;

•	the rate and degree of market acceptance of our products;

•	milestone payments and other collaboration-based payments;

•	establishment and maintenance of arrangements with third parties;

•	intellectual property updates and continued acceptable safety;

•	the extent of changes in government regulation and regulatory guidance; and

•	tolerability and efficacy profile of any current and future product candidates that we may develop following approval.

A change in the outcome of any of these variables with respect to the development of any current or future product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA, the European Medicines Agency (the “EMA”) or another regulatory authority were to require us to conduct clinical trials beyond those that we anticipate would be required for the completion of clinical development of a product candidate, or if we experience significant delays in our clinical trials due to slower than expected patient enrollment or other reasons, we would be required to expend significant additional financial resources and time on the completion of clinical development.

General and administrative expenses

General and administrative expenses consist primarily of personnel-related costs, including salaries, bonuses, benefits and stock-based compensation charges for those individuals in executive, legal, finance, human resources, facility operations and other administrative functions. Other significant costs include legal fees relating to intellectual property and corporate matters, professional fees for auditing, accounting, tax and consulting services, office and information technology costs, insurance costs, and facilities, depreciation and other general and administrative expenses, which include direct or allocated expenses for rent and maintenance of facilities and utilities.

We anticipate that our general and administrative expenses will increase for the foreseeable future to support our increased research, development and commercialization activities. These increases will likely include increased costs related to the hiring of additional personnel and fees paid to outside consultants, pre-launch costs and regulatory filing fees, among other expenses. We also anticipate increased expenses related to audit, accounting, legal, regulatory and tax-related services associated with maintaining compliance with the stock exchange and SEC requirements, director and officer insurance premiums and investor relations costs associated with operating as a public company.

Other income (expense)

Other income (expense) primarily consists of interest income generated from interest bearing cash, cash equivalents and short-term investments, change in fair value associated with the financial instruments, and various income or expense items. These amounts may fluctuate significantly from period to period due to changes in market conditions, interest rates, the timing of financing transactions, and the remeasurement of instruments carried at fair value, and therefore may not be indicative of future results.

Income tax benefit

Since we generally establish a full valuation allowance against our deferred tax balances, our income tax benefit primarily consists of tax impacts of our deferred income tax assessments resulting from our acquisitions.

Results of operations

Comparison of the three months ended March 31, 2026 and 2025:

The following table summarizes our results of operations for the periods presented (in thousands):

	Three Months Ended March 31,		Change
	2026	2025	$

Operating expenses:
Research and development	$45,067	$18,774	$26,293
General and administrative	13,643	7,304	6,339

Total operating expenses	58,710	26,078	32,632

Loss from operations	(58,710)	(26,078)	(32,632)

Other income (expense):
Interest income	2,793	832	1,961
Change in fair value of preferred stock tranche obligations	—	(2,571)	2,571
Bargain purchase gain	—	5,232	(5,232)
Other income (expense), net	(154)	399	(553)

Loss before income taxes	(56,071)	(22,186)	(33,885)
Income tax benefit	—	4,167	(4,167)

Net loss	$(56,071)	$(18,019)	$(38,052)

Research and development expenses

The following table summarizes our research and development expenses for the periods presented (in thousands):

	Three Months Ended March 31,		Change
	2026	2025	$

Program expenses:
Ataciguat	$8,641	$1,945	$6,696
Tonlamarsen	3,945	3,664	281
Danicamtiv	10,327	—	10,327
Research and development - compensation and benefits	13,788	7,649	6,139
Research and development - other	8,366	5,516	2,850

Total Research and development expense	$45,067	$18,774	$26,293

Research and development expenses were $45.1 million for the three months ended March 31, 2026, compared to $18.8 million for the three months ended March 31, 2025, representing an increase of $26.3 million period over period. This increase was primarily driven by a $17.3 million increase in total program expenses, reflecting expanded clinical activity across our pipeline. Ataciguat program expenses increased by $6.7 million, primarily due to the initiation and ramp-up of the Phase 2b clinical trial commencing in June 2025. Danicamtiv program expenses increased by $10.3 million, reflecting the initiation of the Phase 2b/3 clinical trial in October 2025. Tonlamarsen program spending was relatively flat, as development activities continued at a consistent level.

In addition to program expenses, our compensation and benefits expenses for personnel engaged in research and development efforts increased by $6.1 million, largely attributable to the headcount growth supporting our expanding research and development operations. The remaining $2.9 million increase in other research and development expenses mainly consisted of $1.1 million of higher outside consulting costs and $1.1 million of additional depreciation and amortization expenses.

General and administrative expenses

General and administrative expenses were $13.6 million for the three months ended March 31, 2026, compared to $7.3 million for the three months ended March 31, 2025, representing an increase of $6.3 million period over period. The increase was primarily driven by $3.9 million of higher personnel-related costs and $2.3 million of higher other expenses, including professional services, insurance, facilities-related costs and other corporate overhead.

Interest income

Interest income was $2.8 million for the three months ended March 31, 2026, compared to $0.8 million for the three months ended March 31, 2025. The increase of $2.0 million period over period was primarily attributable to higher average balances of cash, cash equivalents, and short-term marketable securities following the additional redeemable convertible preferred stock issuances completed during the year ended December 31, 2025 and the three months ended March 31, 2026. We continued to invest excess cash in short-term investment instruments, which, together with prevailing interest rate conditions, resulted in higher interest income for the three months ended March 31, 2026.

Change in fair value of preferred stock tranche obligations

Change in fair value of Series A redeemable convertible preferred stock tranche obligations was a loss of $2.6 million for the three months ended March 31, 2025. The change was primarily attributable to period-to-period fluctuations in the estimated fair values of the preferred stock tranche obligations, which reflect changes in valuation assumptions, including the probability and expected timing of milestone achievement and other market-driven inputs. Both the Second and Third Tranches of the Series A Preferred Stock were closed during the year ended December 31, 2025, and accordingly, no change in fair value was recorded for the three months ended March 31, 2026.

Bargain purchase gain

The bargain purchase gain of $5.2 million for the three months ended March 31, 2025 was related to the bargain purchase gain recognized upon the acquisition of Prolaio, Inc. in February 2025.

Income tax benefit

In the three months ended March 31, 2025, we recorded an income tax benefit of $4.2 million due to deferred tax liabilities assumed in connection with our acquisition of Prolaio, Inc., which supported the realizability of our deferred tax assets and resulted in a partial release of our valuation allowance.

Comparison of the years ended December 31, 2025 and 2024

The following table summarizes our results of operations for the years ended December 31, 2025 and 2024 (in thousands):

	Years Ended December 31,		Change
	2025	2024	$

Operating expenses:
Research and development	$153,086	$84,294	$68,792
General and administrative	48,750	12,362	36,388

Total operating expenses	201,836	96,656	105,180

Loss from operations	(201,836)	(96,656)	(105,180)

Other income (expense):
Interest income	6,850	1,293	5,557
Change in fair value of preferred stock tranche obligations	1,100	6,751	(5,651)
Bargain purchase gain	5,232	—	5,232
Warrant issuance expense	(7,358)	—	(7,358)
Other expense, net	(441)	(46)	(395)

Loss before income taxes	(196,453)	(88,658)	(107,795)
Income tax benefit	4,512	—	4,512

Net loss	$(191,941)	$(88,658)	$(103,283)

Research and development expenses

The following table summarizes our research and development expenses for the years ended December 31, 2025 and 2024 (in thousands):

	Years Ended December 31,		Change
	2025	2024	$

Program expenses:
Ataciguat	$29,126	$17,477	$11,649
Tonlamarsen	23,874	21,986	1,888
Danicamtiv	13,788	23,896	(10,108)
Research and development—compensation and benefits	49,761	8,176	41,585
Research and development—other	36,537	12,759	23,778

Total Research and development expense	$153,086	$84,294	$68,792

Research and development expenses were $153.1 million for the year ended December 31, 2025, compared to $84.3 million for the year ended December 31, 2024. The $68.8 million increase year over year reflected growth in organic clinical program activity, compensation and benefits for personnel engaged in research and development efforts, and other research and development costs, partially offset by a substantial decrease in one-time acquired in-process research and development (“IPR&D”) charges included within program expenses.

While the net year-over-year increase in total program expenses (Ataciguat, Tonlamarsen, and Danicamtiv combined) was approximately $3.4 million, the composition of these line items changed materially between periods. In fiscal year 2024, program expenses included approximately $59.8 million in one-time acquired IPR&D costs: $15.9 million within the Ataciguat program related to the IPR&D asset acquired in the RSF transaction; $20.0 million within the Tonlamarsen program related to the upfront payment under the Ionis License Agreement; and $23.9 million within the Danicamtiv program related to the Dani Agreement (as defined below). Excluding these one-time charges, organic clinical program activity in fiscal year 2024 totaled approximately $3.5 million. In fiscal year 2025, program expenses included only $3.3 million of acquired IPR&D, consisting primarily of a $3.0 million milestone payment under the RSF merger agreement allocated to Ataciguat, with the remaining approximately $63.5 million of program expense representing organic clinical development activity. Accordingly, the underlying increase in organic program activity costs was approximately $60.0 million, driven by the advancement of clinical trial activities across all three programs.

The increase was also driven by a $41.6 million increase in compensation and benefits costs, largely attributable to the headcount growth supporting our expanding research and development activities. In addition, other research and development expenses increased by $23.8 million, reflecting higher use of professional services and outside consultants of $7.7 million, a $3.9 million increase in depreciation and amortization expense, primarily related to intangible assets recognized upon the Prolaio acquisition, $3.9 million of higher facilities costs, and a $3.9 million increase in project materials, lab supplies and outside services, with the remainder attributable to other individually insignificant factors.

General and administrative expenses

General and administrative expenses were $48.8 million for the year ended December 31, 2025, compared to $12.4 million for the year ended December 31, 2024. The increase of $36.4 million for the year ended December 31, 2025, compared to the year ended December 31, 2024, was primarily driven by an increase of $26.5 million in personnel-related costs and an increase of $9.9 million of other expenses, including higher professional services, insurance, facilities-related costs and other corporate overhead.

Interest income

Interest income was $6.9 million for the year ended December 31, 2025, compared to $1.3 million for the year ended December 31, 2024. The increase of $5.6 million for the year ended December 31, 2025, compared to the year ended December 31, 2024, was primarily attributable to higher average balances of cash, cash equivalents, and short-term marketable securities, following the additional preferred stock issuances completed during the year ended December 31, 2025. We continued to invest the excess cash in short-term investment instruments, which, together with prevailing interest rate conditions, resulted in higher interest income for the current period.

Change in fair value of preferred stock tranche obligations

Change in fair value of Series A redeemable convertible preferred stock tranche obligations, net was $1.1 million for the year ended December 31, 2025, compared to $6.8 million for the year ended December 31, 2024. The decrease of $5.7 million for the year ended December 31, 2025, compared to the year ended December 31, 2024, was primarily attributable to period-to-period fluctuations in the estimated fair values of the preferred stock tranche obligations, which reflect changes in valuation assumptions, including the probability and expected timing of milestone achievement and other market-driven inputs.

Bargain purchase gain

Bargain purchase gain of $5.2 million for the year ended December 31, 2025 related to the bargain purchase gain recognized upon acquisition of Prolaio completed in the year ended December 31, 2025.

Warrant issuance expense

Warrant issuance expense of $7.4 million for the year ended December 31, 2025 represents the fair value of the warrants issued in connection with the Series B redeemable convertible preferred stock financing to a select group of investors that led the financing round as economic incentive for their role.

Income tax benefit

In the year ended December 31, 2025, we recorded an income tax benefit of $4.5 million due to deferred tax liabilities assumed in connection with our acquisition of Prolaio, which supported the realizability of our deferred tax assets and resulted in a partial release of our valuation allowance.

Liquidity and capital resources

Sources of liquidity

Since our inception, we have incurred significant operating losses and negative cash flows from operations. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our pipeline and develop our Prolaio platform. Further, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. As disclosed in Note 1, “Organization and principal activities” to our unaudited condensed consolidated financial statements included elsewhere in this prospectus, we have a limited operating history and have incurred substantial net losses since inception, and management has concluded that substantial doubt exists about our ability to continue as a going concern within one year after the date the unaudited condensed consolidated financial statements were available to be issued. From our inception through March 31, 2026, we have received aggregate gross proceeds of $568.3 million from the sale of our redeemable convertible preferred stock in private placements. We have not generated any revenue or received cost-sharing payments under collaboration or licensing agreements.

Future funding requirements

As of March 31, 2026, we had cash, cash equivalents and short-term investments of $287.1 million. We believe that our existing cash, cash equivalents and short-term investments, together with the anticipated net proceeds from this offering, will enable us to fund our operating expenses and capital expenditure requirements through      . We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. Our forecast for the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties and actual results could vary materially. Additionally, the process of conducting preclinical studies and testing product candidates in clinical trials is costly, and the timing of progress and expenses in these studies and trials is uncertain. We will need to raise substantial additional capital in the future.

Our future capital requirements will depend on many factors, including but not limited to:

•	the type, number, scope, progress, expansions, results, costs and timing of, discovery, preclinical studies and clinical trials of our current and future product candidates;

•	the costs associated with maintaining, improving and developing our Prolaio platform;

•	the costs and timing of manufacturing for our current and future product candidates and commercial manufacturing;

•	the costs, timing and outcome of regulatory review of our current and future product candidates;

•	the terms and timing of establishing and maintaining licenses and other similar arrangements;

•	the legal costs of obtaining, maintaining and enforcing our patents and other intellectual property rights;

•	our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company;

•	the costs associated with hiring additional personnel and consultants as our preclinical and potential future clinical activities increase;

•	the costs and timing of establishing or securing sales and marketing capabilities if any current and future product candidate is approved;

•	our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products; and

•	costs associated with any products or technologies that we may in-license or acquire.

Until such time, if ever, as we can generate substantial product revenue to support our cost structure, we expect to finance our cash needs through equity offerings, debt financings or other capital sources, potentially including collaborations, licenses and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be or could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations or other similar arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs, current or future product candidates or grant licenses on terms that may not be favorable to us and/or may reduce the value of our common stock. Our failure to raise capital or enter into such other arrangements when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market our current and future product candidates even if we would otherwise prefer to develop and market such product candidates ourselves.

Cash flows

Comparison of the three months ended March 31, 2026 and 2025

The following table sets forth a summary of the net cash flow activity for the three months ended March 31, 2026 and 2025 (in thousands):

	Three Months Ended March 31,
	2026	2025
Net cash used in operating activities	$(56,776)	$(21,400)
Net cash provided by (used in) investing activities	19,012	(4,503)
Net cash provided by financing activities	10,323	100,000

Net (decrease) increase in cash, cash equivalents and restricted cash	$(27,441)	$74,097

Operating activities

For the three months ended March 31, 2026, net cash used in operating activities was $56.8 million, compared to $21.4 million for the three months ended March 31, 2025. The $35.4 million increase in operating cash usage primarily reflects our expanded operating scale, continued advancement of our development portfolio and organizational growth to support these initiatives.

Net cash used in operating activities for the three months ended March 31, 2026 was $56.8 million, primarily driven by our net loss of $56.1 million partially offset by adjustments to the net loss totaling $3.9 million. The adjustments to the net loss included stock-based compensation expense of $5.4 million, depreciation and amortization expense of $1.6 million and amortization of right-of-use assets of $0.5 million, partially offset by amortization of premiums and accretion of discounts on short-term investments by $1.0 million and other non-cash charges of $2.6 million. Operating cash flows were further impacted by $4.6 million of net cash outflows due to changes in operating assets and liabilities, primarily driven by a $6.0 million decrease in accrued expenses and other current liabilities, largely attributable to the year-end bonus payout, and a decrease in accrued clinical trial expenses reflecting the timing of vendor invoicing. This was partially offset by a $0.7 million increase in accounts payable and a $1.2 million net decrease in prepaid expenses and other assets.

Net cash used in operating activities for the three months ended March 31, 2025, was $21.4 million, primarily driven by our net loss of $18.0 million. The adjustments to the net loss included non-cash charges of $2.9 million related to stock-based compensation expense and $2.6 million related to the change in fair value of preferred stock tranche obligations, and non-cash gains, including bargain purchase gain of $5.2 million and deferred income tax benefit of $4.2 million. Changes in operating assets and liabilities resulted in an additional $0.2 million in net cash outflow.

Investing activities

Net cash provided by investing activities was $19.0 million for the three months ended March 31, 2026, compared to $4.5 million net cash used in investing activities for the three months ended March 31, 2025.

Cash provided by investing activities for the three months ended March 31, 2026 consisted primarily of $21.6 million of net proceeds from maturities of short-term investments, which were utilized to fund ongoing operations, partially offset by $1.5 million of capitalized software development costs and $1.2 million used to purchase property and equipment to support the expansion of our laboratory, and corporate infrastructure.

For the three months ended March 31, 2025, net cash used in investing activities was $4.5 million, primarily reflecting the cash portion of the consideration paid for the acquisition of Prolaio, Inc. of $4.0 million.

Financing activities

Net cash provided by financing activities was $10.3 million for the three months ended March 31, 2026, compared to $100.0 million for the three months ended March 31, 2025, primarily reflecting proceeds from issuance of preferred stock of $10.0 million and $100.0 million in the respective periods, net of issuance costs.

Comparison of the years ended December 31, 2025 and 2024

The following table sets forth a summary of the net cash flow activity for the years ended December 31, 2025 and 2024 (in thousands):

	Years Ended December 31,
	2025	2024
Net cash used in operating activities	$(151,056)	$(18,825)
Net cash used in investing activities	(237,037)	(36,419)
Net cash provided by financing activities	447,807	105,009

Net increase in cash, cash equivalents and restricted cash	$59,714	$49,765

Operating activities

For the year ended December 31, 2025, net cash used in operating activities was $151.1 million, compared to $18.8 million for the year ended December 31, 2024. The $132.2 million increase in operating cash usage primarily reflects our expanded operating scale following multiple equity financings in 2025, continued advancement of our development portfolio and organizational growth to support these initiatives.

Net cash used in operating activities for the year ended December 31, 2025 was primarily driven by our net loss of $191.9 million, partially offset by adjustments to the net loss totaling $34.5 million. The adjustments to the net loss included stock-based compensation expense of $15.9 million, integration bonus expense of $14.4 million, warrant issuance expense of $7.4 million, depreciation and amortization expense of $4.2 million, and acquired IPR&D expense of $3.3 million, partially offset by a bargain purchase gain of $5.2 million and $4.5 million of deferred income tax benefit recognized upon acquisition of Prolaio, Inc. Operating cash flows were further impacted by $6.4 million of cash outflows due to changes in operating assets and liabilities, reflecting the higher level of operating activity in 2025 relative to the prior year.

For the year ended December 31, 2024, net cash used in operating activities was $18.8 million, reflecting our more limited operating scale prior to the 2025 equity financings and subsequent acquisition activity. Operating cash usage was primarily driven by our net loss of $88.7 million, partially offset by adjustments to the net loss including acquired IPR&D expense of $65.4 million and stock-based compensation expense of $6.0 million, partially offset by a $6.8 million gain related to the change in fair value of preferred stock tranche obligations. Operating cash flows were further impacted by $4.9 million of net cash outflow from changes in operating assets and liabilities.

Investing activities

For the year ended December 31, 2025, net cash used in investing activities was $237.0 million, compared to $36.4 million for the year ended December 31, 2024. The $200.6 million increase was driven primarily by our investments of excess liquidity into short-term marketable securities.

Cash used in investing activities the year ended December 31, 2025 consisted primarily of $226.4 million of net purchases of short-term investments, $5.1 million used to purchase property and equipment to support the expansion of our laboratory, and corporate infrastructure, $4.0 million used towards payment of consideration on acquisition of Prolaio, net of cash acquired, and $1.5 million used for milestone payments under acquired license agreements.

For the year ended December 31, 2024, net cash used in investing activities was $36.4 million, which primarily related to the purchase of acquired IPR&D assets in an amount of $34.6 million.

Financing activities

For the year ended December 31, 2025, net cash provided by financing activities was $447.8 million, compared to $105.0 million for the year ended December 31, 2024. The increase in financing cash inflows primarily reflects our completed equity financings in 2025, which generated $453.6 million of net proceeds during the year from the issuance of preferred stock, after deducting issuance costs. These inflows were partially offset by $6.4 million of tax withholding payments related to the integration bonus.

For the year ended December 31, 2024, net cash provided by financing activities was $105.0 million, which primarily consisted of $102.0 million proceeds from the issuance of preferred stock, net of issuance costs, and $2.4 million in proceeds from the exercise of stock options.

Contractual obligations and commitments

Leases

We lease office space in South San Francisco, California under an operating lease that expires in April 2030 and lease office space in Princeton, New Jersey under an operating lease that expires in May 2033. See Note 7, “Leases” in our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus for more information on our lease obligations.

Purchase and other obligations

We enter into contracts in the normal course of business with third-party CROs, CMOs and other third-party vendors for preclinical, clinical trials and testing and manufacturing services. These contracts do not contain minimum purchase commitments and are cancellable by us upon written notice. Payments due upon cancellation generally consist of payments for services provided or expenses incurred up to the date of cancellation, including non-cancelable obligations of our service providers and, in some cases, wind-down costs. For further information regarding certain of our license agreements and amounts that could become payable in the future under those agreements, please see Note 8, “Commitments and Contingencies” in our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus.

Merger agreements

Acquisition of Prolaio, Inc.

On February 24, 2025, we entered into an Agreement and Plan of Merger (the “Prolaio Merger Agreement”), with Prolaio, Inc., pursuant to which we acquired 100% of the outstanding capital stock of Prolaio, Inc. Through the acquisition of Prolaio, Inc., we gained access to Prolaio, Inc.’s cardiovascular data collection and analytics platform. The total purchase consideration transferred was approximately $8.6 million, consisting of approximately $4.0 million in cash, primarily used to settle certain of Prolaio, Inc.’s outstanding debts, and fair value of contingent consideration of $4.6 million, representing the estimated acquisition date fair value of milestone payments.

We concluded that Prolaio, Inc. constitutes a business and the transaction was accounted for as a business combination. In connection with the acquisition, we recorded $13.8 million of net assets acquired, primarily consisting of developed technology with a fair value of $25.4 million, acquired IPR&D asset with a fair value of $1.1 million, and $13.8 million in liabilities assumed, including $4.5 million of deferred income tax liability and $3.3 million of assumed contingent consideration liability. Because the fair value of net identifiable assets acquired exceeded the fair value of the consideration transferred, we recognized a gain on bargain purchase in an amount of $5.2 million in the condensed consolidated statement of operations and comprehensive loss for the three months ended March 31, 2025 and for the year ended December 31, 2025. The bargain purchase gain reflects the Company’s ability to acquire Prolaio at a purchase price below the fair value of the acquired net assets due to a combination of factors, including Prolaio’s limited operating scale, historical operating losses, liquidity constraints at the time of the transaction, and the structure of the consideration transferred. In particular, concurrent with the acquisition, the Company entered into integration bonus arrangements with the Company’s Chief Executive Officer and Chief Medical Officer (“Integration Bonus”), both of whom were co-founders and Prolaio shareholders. These arrangements were contingent upon post-combination services and successful integration and, accordingly, were accounted for as compensation expense rather than consideration transferred.

Upon the consummation of the merger, Prolaio, Inc. became our wholly-owned subsidiary. Pursuant to the Prolaio Merger Agreement, as amended on May 1, 2026, and subject to the conditions therein, the former stockholders of Prolaio, Inc. are entitled to certain milestone payments upon the achievement of specified tiered valuation thresholds of Kardigan in a range from $5.0 billion to $12.0 billion and if such milestones are achieved on or before May 1, 2032, in an amount of up to $200.0 million in the aggregate, payable in cash or shares of our common stock, at our election. None of the Prolaio milestones had been achieved as of March 31, 2026, and no milestone payments have been made.

Acquisition of RSF

On March 11, 2024, we entered into an Agreement and Plan of Merger with RSF, pursuant to which, on June 6, 2024, we acquired 100% of outstanding capital stock of RSF. RSF holds a patent license and know-how agreement with Mayo, originally effective December 6, 2019, as amended, granting an exclusive license to Mayo’s proprietary methods and materials for treating calcific aortic valve stenosis. RSF also holds four exclusive option agreements with Mayo covering additional small-molecule programs and indications. The acquisition included Ataciguat (HMR1766), in addition to RSF’s other existing agreements such as supply and license agreements with Sanofi and its affiliates. The closing was conditioned upon our completion of a Series A redeemable convertible preferred stock financing with gross proceeds of at least $150.0 million, which condition was satisfied on June 6, 2024.

As initial consideration, the acquisition involved upfront cash payments totaling $3.5 million, the settlement of RSF’s outstanding indebtedness of $10.6 million on June 6, 2024, and the payment of certain transaction costs of $0.7 million incurred by RSF. We accounted for the transaction as the acquisition of a VIE that is not a business. The net assets acquired consisted primarily of the IPR&D asset, cash and cash equivalents in an amount of $0.2 million, and assumed accounts payable for an amount of $1.3 million. Accordingly, the consideration allocated to the IPR&D asset amounted to $15.9 million. The acquired licensed technology was determined to be an IPR&D asset that did not have alternative future use as of the acquisition date, and the full amount was recognized as research and development expense in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2024.

In addition to the initial consideration, we are obligated to make potential milestone payments of up to $26.5 million in development and regulatory milestones, and up to $249.5 million in sales milestones, as well as low-single digit tiered royalties on annual net sales of any pharmaceutical product containing Ataciguat. The royalty term ends on a product-by-product and country-by-country basis on the earliest of (i) our cessation of development or commercialization of the applicable product, (ii) the expiration of the last-to-expire valid patent claim covering the product in such country, or (iii) the first commercial sale of a generic product in the same indication in such country.

During the year ended December 31, 2025, we achieved the first development milestone associated with Ataciguat upon dosing of the first patient in the Phase 3 clinical trial. This milestone triggered a payment obligation of $3.0 million. As a result, we recognized $3.0 million in research and development expenses for the year ended December 31, 2025 in our consolidated statement of operations and comprehensive loss. Of the total milestone amount, $1.5 million was settled in cash and the remaining $1.5 million was accrued for in our consolidated balance sheet as of December 31, 2025 within accrued and other current liabilities. None of the other RSF milestones had been achieved nor were deemed probable and estimable as of March 31, 2026, and no other milestone payments have been made.

License and collaboration agreements

Below is a summary of the key terms for certain of our license and collaboration agreements. For a more detailed description of these agreements, see the section titled “Business—License and Collaboration Agreements.”

License agreements with BMS Co.

In November 2024, we entered into a License Agreement with MyoKardia, a wholly owned subsidiary of BMS Co., related to Danicamtiv and other compounds (the “Dani Agreement”), and a separate License Agreement with BMS Co. related to KAR-141 (formerly known as BMS-986141) (“Par4”) and other compounds (the “Par4 Agreement”).

Dani agreement

Under the Dani Agreement, we received an exclusive, sublicensable (subject to certain conditions and restrictions), royalty-bearing license under certain MyoKardia patents and know-how to develop, manufacture, and commercialize Danicamtiv (formerly known as MYK-491) and certain related compounds thereto (the “Dani Lead Compounds”), certain back-up compounds and certain related compounds thereto (such compounds, collectively with the Dani Lead Compounds, the “Dani Licensed Compounds”), and pharmaceutical products containing such the Dani Licensed Lead Compounds (the “Dani Lead Compound Licensed Products”) and pharmaceutical products containing the Dani Back-Up Compounds (such products, collectively with the Dani Lead Compound Licensed Products, the “Dani Licensed Products”) for all human uses worldwide. As partial consideration for the rights granted to us under the Dani Agreement, we entered into a Subscription Agreement with MyoKardia pursuant to which we issued 1,251,107 shares of Series A redeemable convertible preferred stock to MyoKardia. As additional consideration for the licenses granted under the Dani Agreement, we are required to pay MyoKardia: (i) tiered royalties at a rate based on aggregate annual net sales by us, our affiliates and sublicensees of each Dani Licensed Product containing the same Dani Licensed Compound; (ii) a low double-digit percentage of any sublicensing revenue received by us, if we sublicense rights under MyoKardia patents or know-how for the development, manufacture or commercialization of any Dani Lead Compound or Dani Lead Compound Licensed Product to a third party within a certain number of months from the effective date, or November 2026; (iii) up to $42.5 million in the aggregate in development and regulatory milestone payments across all Dani Licensed Products and (iv) up to $265.0 million in sales milestone payments for each of the first two Dani Licensed Products to achieve the applicable sales milestones. Our tiered royalties range from a subteen to high teen percentage of annual net sales of the Dani Licensed Products, subject to potential reductions following the expiration of valid patent claims, due to competition from generic products, for certain third party license fees, and in the event of a limit on the maximum price as a result of the Inflation Reduction Act of 2022 (the “Inflation Reduction Act”), subject to a customary reduction floor and potential carry-forward.

Par4 agreement

Under the Par4 Agreement, we received an exclusive, sublicensable (subject to certain conditions and restrictions), royalty-bearing license under certain BMS Co. patents and know-how to develop, manufacture, and commercialize Par4 and certain related compounds thereto (the “Par4 Lead Compounds”), certain back-up compounds and certain related compounds thereto (such compounds, collectively with the Par4 Lead Compounds, the “Par4 Licensed Compounds”), pharmaceutical products containing the Par4 Lead Compounds (the “Par4 Lead Compound Licensed Products”) and pharmaceutical products containing the Par4 Back-Up Compounds (such products, collectively with the Par4 Lead Compound Licensed Products, the “Par4 Licensed Products”) for all human uses worldwide. As partial consideration for the rights granted under the Par4 Agreement, we entered into a Subscription Agreement with BMS Co. pursuant to which we issued 293,469 shares of Series A redeemable convertible preferred stock. As additional consideration for the licenses granted under the Par4 Agreement, we are required to pay BMS Co.: (i) tiered royalties at a rate based on aggregate annual net sales by us, our affiliates and sublicensees of each Par4 Licensed Product containing the same Par4 Licensed Compound; (ii) a low double-digit percentage of any sublicensing revenue received by us, if we sublicense rights under BMS Co. patents or know-how for the development, manufacture or commercialization of any Par4 Lead Compound or Par4 Lead Compound Licensed Product to a third party within a certain number of months from the effective date, or November 2026; (iii) up to $10.0 million in the aggregate in development and regulatory milestone payments across all Par4 Licensed Products and (iv) up to $265.0 million in sales milestone payments for each of the first two Par4 Licensed Products to achieve the applicable sales milestones. Our tiered royalties range from a subteen to high teen percentage of annual net sales of the Par4 Licensed Products, subject to potential reductions following the expiration of valid patent claims, due to competition from generic products, for certain third party license fees, and in the event of a limit on the maximum price as a result of the Inflation Reduction Act, subject to a customary reduction floor and potential carry-forward. Additionally, certain BMS Co. patents and know-how are sublicensed by BMS Co. pursuant to an upstream license agreement with a university and we are responsible for reimbursing BMS Co. for certain milestone payments and other amounts payable under such upstream agreement that arise from our development, manufacturing or commercialization activities under the Par4 Agreement. The milestone reimbursement obligations include up to (i) $12.5 million in the aggregate in development and regulatory milestone payments per certain Par4 Licensed Products and (ii) $13.625 million in the aggregate in development and regulatory milestone payments per certain other Par4 Licensed Products.

In connection with the Dani and Par4 license agreements, we issued an aggregate of 1,544,576 shares of Series A redeemable convertible preferred stock to MyoKardia and BMS Co., including 1,251,107 shares of Series A redeemable convertible preferred stock under the Dani Agreement, and 293,469 shares of Series A redeemable convertible preferred stock under Par4 Agreement, at the estimated fair value of $19.10 per share as of issuance date, with a total estimated fair value of $29.5 million. We determined that the Dani and Par4 licenses represent acquired IPR&D assets that did not have alternative future use as of the acquisition date, and, accordingly, an amount of $29.5 million was recognized as research and development expense in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2024. As of March 31, 2026, none of the Dani milestones or Par4 milestones had been achieved nor were deemed probable or estimable, and no milestone payments have been made.

License agreement with Ionis

On June 7, 2024, we entered into a License Agreement (the “Ionis License Agreement”) with Ionis, pursuant to which we were granted an exclusive, worldwide, sublicensable (subject to certain conditions and restrictions), royalty-bearing license under certain Ionis intellectual property to develop and commercialize Tonlamarsen (formerly ION904) and products containing Tonlamarsen (the “Licensed Ionis Products”) in the field of prophylactic or therapeutic use in humans (the “Ionis Licensed Field”). We also received a non-exclusive, worldwide, sublicensable (subject to certain conditions and restrictions), royalty-bearing license under certain Ionis intellectual property to manufacture Tonlamarsen and Licensed Ionis Products in the Ionis Licensed Field. Until the third anniversary of the effective date of the Ionis License Agreement, or June 2027, neither party may develop or commercialize, or assist or grant a third party rights to develop or commercialize certain ASOs designed to bind to the RNA encoded by the human angiotensinogen gene, subject to certain conditions and exceptions. As initial consideration for the Ionis License Agreement, we made an upfront payment of $20.0 million to Ionis. We determined that the licenses represent an acquired IPR&D asset that did not have alternative future use as of the acquisition date, and, accordingly, the total amount of the upfront payment of $20.0 million was recognized as research and development expense in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2024.

As additional consideration for the licenses and rights granted to us by Ionis, we are required to pay Ionis: (i) milestone payments in the event of successful achievement of specified development and sales milestones of up to an aggregate of $375.0 million (up to $35.0 million in development and regulatory milestone payments and up to $340.0 million in sales milestone payments); (ii) tiered royalties on net sales of Ionis Licensed Products by us, our affiliates and sublicensees with a rate based on net sales per calendar year, ranging from a subteen percentage to high teen percentage. The royalties are subject to potential reductions under certain scenarios. In the event that we undergo a change of control prior to receiving regulatory approval by the FDA and are acquired by one of certain top biopharmaceutical or pharmaceutical companies, if the acquisition price exceeds a certain dollar value, we will be required to pay Ionis a one-time change of control payment based on the acquisition price, ranging in the low tens of millions of dollars. The payment will accrue interest at a subteen percentage per annum, compounded annually, from the date of the Ionis License Agreement through the date such payment is made. As of March 31, 2026, none of the Ionis milestones had been achieved nor were deemed probable and estimable, and no milestone payments have been made.

License agreement with Sanofi

On June 2, 2021, RSF entered into a license agreement with Sanofi, as subsequently amended on March 18, 2022, January 9, 2023, and November 7, 2025 (collectively, the “Sanofi License”), under which RSF received a worldwide, exclusive, sublicensable (subject to certain conditions and restrictions), royalty-bearing license under certain Sanofi know-how to exploit Ataciguat (also known as HMR1766) and pharmaceutical products containing Ataciguat (“Ataciguat Products”) for all human and mammalian therapeutic, prophylactic and diagnostic uses (the “Sanofi License Field”). RSF became our wholly owned subsidiary in June 2024. If we succeed in developing and commercializing Ataciguat Products, we will be obligated to pay Sanofi up to an aggregate of $14.8 million in potential commercial milestone payments. As of March 31, 2026, none of the Sanofi milestones had been achieved nor were deemed probable and estimable, and no milestone payments have been made. We are also obligated to pay Sanofi tiered royalties ranging from low-single digit to mid-single digit percentages on worldwide annual net sales of Ataciguat Products by us or our affiliates and sublicensees.

Patent license and know-how agreement with Mayo

On December 6, 2019, RSF entered into a license agreement with Mayo, as amended on May 20, 2021, August 23, 2023, March 10, 2024, June 6, 2024, and December 22, 2025 (collectively, the “Mayo License”), under which RSF received (i) a worldwide exclusive license with the right to sublicense (through multiple tiers) under certain Mayo patent rights, (ii) a nonexclusive license with the right to sublicense (through multiple tiers) to use certain know-how and materials, and (iii) a nonexclusive worldwide license, with the right to sublicense (through multiple tiers) in connection with a sublicense of the Mayo patent rights or know-how, subject to approval from Mayo, to use certain Mayo data, in each case in (i) through (iii), to develop, make, have made, use, offer for sale, sell, and import certain licensed products, including Ataciguat, for the prevention, diagnosis, and/or treatment of any and all human diseases and conditions. We are also obligated to pay Mayo up to $0.3 million in development and regulatory milestone payments and up to $1.3 million in commercial milestone payments for each licensed product to achieve the corresponding milestone events. As of March 31, 2026, none of the Mayo milestones had been achieved nor were deemed probable and estimable, and no milestone payments have been made.

We are also obligated to pay Mayo royalties ranging from a mid-single digit to subteen percentage of worldwide annual net sales by us, our affiliates and sublicensees of licensed products. In the event that we are required to pay a non-affiliate third party certain consideration for a license under intellectual property rights owned or controlled by such non-affiliate third party that are required for the manufacture, use or sale of the licensed products, we can deduct a certain amount of such consideration from the royalty payments due to Mayo under the Mayo Agreement, subject to a customary reduction floor.

Critical accounting policies and estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, costs and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements and accompanying notes. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2, “Summary of Significant Accounting Policies” to our consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations.

Research and development expenses and accruals

We record research and development expenses to operations as incurred. Research and development expenses represent costs incurred by us for the discovery and development of our product candidates and the development of our technology and include employee salaries, benefits and stock-based compensation, third-party research and development expenses, including contract manufacturing and research services, consulting expenses, laboratory supplies and certain allocated expenses, as well as amounts incurred under license agreements.

As part of preparing our financial statements, we are required to estimate and accrue expenses. We estimate preclinical study and clinical trial and other research and development expenses based on the services performed, pursuant to contracts with research institutions and third-party service providers that conduct and manage preclinical studies and clinical trials and research services on our behalf. We record the costs of research and development activities based upon the estimated services provided but not yet invoiced and include these costs in accrued expenses and other current liabilities in our consolidated balance sheets and in research and development expense in our consolidated statements of operations and comprehensive loss. We make significant judgments and estimates in determining the accrued balance in each reporting period. As actual costs become known, we adjust our accrued estimates. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed may vary from our estimates and could result in us reporting amounts that are too high or too low in any particular period. Our accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from external third-party service providers. Amounts ultimately incurred in relation to amounts accrued for these services at a reporting date may be substantially higher or lower than our estimates. Contingent milestone payments, if any, are expensed when the milestone results are probable and estimable, which is generally upon the achievement of the milestone.

Our expenses related to clinical trials are based on estimates of patient enrollment and related expenses at clinical investigator sites as well as estimates for the services provided and efforts expended pursuant to contracts with multiple research institutions and contract research organizations that may be used to conduct and manage clinical trials on our behalf. We generally accrue expenses related to clinical trials based on contracted amounts applied to the level of patient enrollment and activity. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, we modify our estimates of accrued expenses accordingly on a prospective basis.

Asset acquisitions and acquired IPR&D expenses

We measure and recognize asset acquisitions that are not deemed to be business combinations based on the cost to acquire the asset or group of assets, which includes transaction costs. We determine if the acquisition should be accounted for as an asset acquisition after considering whether substantially all of the fair value of the gross assets acquired was concentrated in a single asset or group of assets and whether we acquired a substantive process capable of significantly contributing to our ability to create outputs. Goodwill is not recognized in asset acquisitions. If acquired in-process technology assets, including licenses, know-how and patents are determined to not have an alternative future use, the cost is charged to research and development expenses at the acquisition date. Contingent consideration in asset acquisitions payable in the form of cash is recognized in the period the triggering event is determined to be probable of occurrence and the related amount is reasonably estimable. Such amounts are expensed or capitalized based on the nature of the associated asset at the date the related contingency is probable and reasonably estimable.

Preferred stock tranche obligations

We determined that the obligation to issue additional shares of redeemable convertible preferred stock upon the occurrence of certain events, represents a freestanding financial instrument. The instrument is initially recognized at fair value at the issuance date and is classified as either asset or a liability on the consolidated balance sheets, and is subject to re-measurement at each balance sheet date and at the settlement date. Any change in fair value is recognized in the consolidated statements of operations and comprehensive loss. Fair value is estimated using a probability-weighted expected return method as it represents a contingent commitment for the additional shares. The fair value incorporates assumptions including the fair value per share of the Series A redeemable convertible preferred stock as of each measurement date, the probability of meeting certain milestone events, the expected time until certain milestone events would be met, and the discount rate.

Stock-based compensation

We measure stock-based awards granted to employees, directors and non-employees based on their fair value on the date of the grant and recognize compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For stock-based awards with service-based vesting conditions, we recognize compensation expense using the straight-line method. Expense related to stock options that contain performance conditions is recognized only when it is considered probable that the performance condition will be achieved. For performance and market awards, stock-based compensation expense is recognized over the requisite service period using the accelerated attribution method. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model, which requires inputs based on certain subjective assumptions, including the expected stock price volatility, the expected term of the option, the risk-free interest rate for a period that approximates the expected term of the option and our expected dividend yield. Awards containing market-based conditions are valued using a Monte Carlo simulation model at the grant date, which uses assumptions similar to the Black-Scholes model and incorporates Level 3 inputs related to the likelihood of satisfying market conditions. The fair value of each restricted common stock award is estimated on the date of grant based on the fair value of our common stock on that same date.

Determination of the fair value of common stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of each option grant with input from management, considering our most recently available third-party valuations of common stock, and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

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Option Pricing Method (“OPM”). Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the redeemable convertible preferred stock and common stock are inferred by analyzing these options. This method is appropriate to use when the range of possible future outcomes is so difficult to predict that estimates would be highly speculative, and dissolution or liquidation is not imminent.

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Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

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Hybrid Method. The Hybrid Method is a hybrid between PWERM and OPM, where the equity value is estimated based on probability-weighted value across multiple scenarios where the OPM is used to estimate the allocation of value within one or more of those scenarios.

Based on our early stage of development, the difficulty in predicting the range of specific outcomes (and their likelihood), and other relevant factors, the OPM allocation method was considered most appropriate for valuations prior to December 31, 2025. The OPM treats common stock and redeemable convertible preferred stock as call options on the equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under the OPM, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the redeemable convertible preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. Beginning with our February 12, 2026 valuation, we transitioned from an OPM approach to a hybrid valuation method, which we determined was most appropriate based on our stage of development and increased visibility into potential liquidity outcomes. Under the hybrid method, the overall equity value is probability weighted across multiple potential future outcomes, including an initial public offering and a remain private scenario.

These third-party valuations were performed at various dates, which resulted in valuations of our common stock of $15.00 per share as of February 12, 2026, $9.23 per share as of August 27, 2025, $6.37 per share as of November 30, 2024, $8.29 per share as of June 6, 2024, and $2.15 per share as of April 1, 2024. Our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	the prices at which we sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•	the lack of an active public market, for our common stock and preferred stock;

•	the progress of our research and development programs, including the status and results of preclinical studies and clinical trials for our product candidates;

•	our stage of development and commercialization and our business strategy, and material risks to our business;

•	external market conditions affecting the pharmaceutical and biopharmaceutical industry and trends within each industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company in light of prevailing market conditions; and

•	the analysis of initial public offerings and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations were highly complex and subjective and represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could be materially different.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Emerging growth company and smaller reporting company status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We may take advantage of these exemptions until we are no longer an emerging growth company. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. We have elected to use the extended transition period for complying with new or revised accounting standards and as a result of this election, our consolidated financial statements may not be comparable to companies that comply with public company effective dates. We may take advantage of these exemptions up until the time that we are no longer an “emerging growth company.”

We will remain an emerging growth company until the earlier of the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a “large accelerated filer” under the rules of the SEC, which means, among other things, the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, or (d) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. In particular, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an “emerging growth company.” As a result, the information that we provide to our stockholders may be different than what you might receive from other public reporting companies in which you hold equity interests. In addition, the JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we can adopt the new or revised standard at the time private companies adopt the new or revised standard and may do so until such time that we either (1) irrevocably elect to “opt out” of such extended transition period or (2) no longer qualify as an “emerging growth company.”

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies until for so long as either (i) our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter or (ii) our annual revenues are less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Recent accounting pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2, “Summary of Significant Accounting Policies” to our condensed consolidated financial statements included elsewhere in this prospectus.

Off-balance sheet arrangements

During the periods presented we did not have, nor do we currently have, any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

Business

We are a clinical-stage precision therapeutics company developing medicines that target the root cause of specific cardiovascular diseases where no approved treatments exist. Our mission is to develop multiple targeted cardiovascular treatments in parallel that bring people with cardiovascular diseases closer to the cures they deserve. Our team is values-based and mission-driven, led by a proven and experienced management team applying a new philosophy to cardiovascular drug development. We have three late-stage programs, Danicamtiv, Ataciguat, and Tonlamarsen, in clinical development for indications for which no approved therapies currently exist. These programs are designed to create new standards of care for high-need patients.

Our management team, including leaders from MyoKardia, Inc. (“MyoKardia”), has deep domain knowledge of, and proven ability to, navigate the complexity of cardiovascular disease and translate that insight into an innovative drug development approach, enhanced by proprietary data and analytics technology through our Prolaio platform, to deliver with exceptional speed and execution. We believe this uniquely enables us to apply a high degree of precision to cardiovascular drug development, targeting the root causes of disease, rather than later onset cardiovascular symptoms. By applying our differentiated understanding of cardiovascular clinical endpoints and precision approach, focusing on indications with significant unmet need, we believe we are uniquely positioned to maximize our probability of clinical success and efficiently develop and deliver multiple novel medicines with meaningful therapeutic impact for patients and healthcare providers alike.

Cardiovascular disease is the leading cause of death worldwide, yet innovation has lagged due to drug development focused on broad, downstream, symptom-focused approaches despite disease heterogeneity and genetic variability. Furthermore, clinical trial design has depended on infrequent in-office measurements, failing to capture between-visit changes that are critical to understanding cardiovascular disease, including symptoms and variability over time. These factors often result in development requiring lengthy, large and expensive outcomes trials and therapies with modest treatment effects. Kardigan’s approach is designed to address these challenges through differentiated clinical trial designs with near real-time patient data collection that enables more modern and efficient development, including reduced enrollment size and trial duration relative to traditional cardiovascular outcomes trials. The intended result is faster and more cost-effective trials designed to achieve a higher probability of success, although there is no guarantee that these results will be achieved.

Our mission is to apply Kardigan’s purpose-built cardiovascular development model to advance multiple late-stage programs in parallel, targeting “3 in 4”—three high-impact medicines through pivotal studies in roughly four years, subject to regulatory approval—enabling a credible, standalone and attractive value-creation path. By executing with discipline across our portfolio selection, development strategy, and trial execution, we aim to deliver better patient outcomes and build a durable, fully integrated, leading cardiovascular-focused biotechnology company.

Our approach

We are reimagining cardiovascular drug discovery and development through an integrated approach that unites deep cardiovascular biological insights, high-density patient data and advanced analytics to enable more precise, efficient and informed development of novel therapies. Our approach is built on four pillars, which are repeatable and underpin each program in our pipeline:

•	Target well-defined patient populations. We develop therapies specifically for biologically defined subgroups rather than one-size-fits-all cardiovascular care.

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Target the root cause. We focus on the causal biological drivers to enable disease modification beyond symptom relief based on deep mechanistic understanding and continuous learnings to guide program and portfolio decisions.

•	Harness technology. We leverage continuous real-world data, AI analytics, Class I and Class II FDA-regulated devices, including 510(k) cleared algorithms to increase power, speed and insight.

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Develop differently. We use data-driven and insight-rich strategies and seek to gain early regulatory alignment for novel functional endpoints. This approach enables selection of the right clinical trial endpoints in the right patient populations for the right indications, and may eventually support precision commercial models specifically tailored to patients in identified responder segments. For each program, this process also unlocks substantial expansion potential across additional indications and patient populations.

Cardiac intelligence – our proprietary toolkit for precision cardiovascular drug innovation. We believe that the next generation of cardiovascular innovation will be defined by the integration of precision therapeutics and high-fidelity data. To achieve this, we have pioneered “Cardiac Intelligence,” a proprietary toolkit that enables our precision approach at scale by combining deep translational science with advanced technology infrastructure.

The foundation of this toolkit is Prolaio, our clinical intelligence platform of integrated medical insights and data analytics. By coupling Prolaio with our proprietary translational tools, including animal, cellular, metabolomic and proteomic models, we are able to identify the biological drivers of disease and execute clinical programs with a degree of precision and efficiency that we believe is unparalleled in cardiovascular medicine. We are actively deploying our Cardiac Intelligence toolkit across all stages of our pipeline, using its integrated data and analytics capabilities to accelerate target discovery, optimize clinical trial design and execution and inform precision commercialization strategies for our cardiovascular therapeutics.

Our pipeline – 3 in 4: We are currently advancing three late-stage cardiovascular therapies: Danicamtiv, for the treatment of genetic dilated cardiomyopathy (“DCM”); Ataciguat, which is aimed at slowing the progression of calcific aortic valve stenosis (“CAVS”) in patients with moderate disease; and Tonlamarsen, for the management of blood pressure (“BP”) in acute severe hypertension (“ASH”) post-hospitalization.

Our clinical pipeline

Danicamtiv, targeting sarcomeric genetic causes of dilated cardiomyopathy

Danicamtiv is an investigational novel, oral cardiac atrial and ventricular myosin activator designed to address the underlying sarcomeric defects that drive genetic DCM. DCM is a spectrum of heterogeneous disorders of the cardiac muscle that cause the heart chambers to remodel (i.e., thin, stretch, and dilate), leading to impaired ability to produce the cardiac output required to maintain normal body function. It is characterized by ventricular dilation and systolic dysfunction unexplained solely by abnormal loading conditions such as hypertension (“HTN”), primary valve disease, or coronary artery disease. DCM is the most common cardiomyopathy in adults with primary genetic DCM, affecting up to between 150,000 and 200,000 U.S. patients with diagnosed primary genetic or familial DCM. We estimate there are 40,000 to 50,000 patients with sarcomeric variants (majority being MYH7 or TTN variants). The current standard of care for DCM is focused on treating downstream symptoms, such as heart failure, with guideline-directed medical therapy (“GDMT”) that aims to manage symptoms, reduce hospitalizations, and delay the need for surgical intervention, including device implantation and heart transplant. There are no approved therapies indicated to treat DCM.

Danicamtiv was discovered and developed at MyoKardia and subsequently advanced by Bristol-Myers Squibb Company (“BMS Co.”) before being in-licensed by us. It has been evaluated in 10 completed clinical trials, which provide a strong foundation as Kardigan advances Danicamtiv in a targeted DCM population. Danicamtiv was specifically designed to target sarcomeric defects (i.e., impaired muscle contraction, force generation and movement of cardiac muscles) in DCM patients with primary abnormalities in the thick filament or cardiac myosin, including those pathogenic variants in the genes encoding myosin heavy chain 7 (“MYH7”) and titin (“TTN”), the most common sarcomeric gene variants. This DCM pathology differs from the thin-filament and calcium-handling dysregulation thought to mediate general heart failure with reduced ejection fraction (“HFrEF”) or other forms of DCM. With Danicamtiv, we are directly targeting the underlying pathology of thick-filament DCM by augmenting the enzymatic function and the availability of active myosin motors in order to improve force production and cardiac output.

In Part A of a two-part Phase 2a baseline-controlled, open-label clinical trial designed to assess the safety and preliminary efficacy of Danicamtiv in patients with primary DCM due to MYH7 variants or TTN truncating variants (“TTNtv”) or primary DCM due to other causes, 41 patients received Danicamtiv twice daily for approximately two weeks. Danicamtiv was generally well-tolerated and was associated with improvements in left atrial and ventricular function in the MYH7 and TTNtv patient groups, as well as in patients with DCM due to other causes. Results of Part A were presented in a late-breaking oral session at the Heart Failure Society of America (“HFSA”) Annual Scientific Meeting 2025 and simultaneously published in The Journal of the American College of Cardiology (“JACC”). Importantly, the Part B data showed that early (2 week) improvements in cardiac function as measured by LAFI, LVEF, and LVGLS correlated with later (12 week) improvements on the same measures based on a review of 14 patients with echocardiogram data. Results of Part B were presented in a moderated poster session at the American College of Cardiology’s Annual Scientific Session & Expo in March 2026.

In October 2025, we initiated KINSHIP-DCM, a Phase 2b/3 adaptive, randomized, placebo-controlled trial to assess the efficacy and safety of Danicamtiv in patients with genetic variants in MYH7 or TTN genes, as well as those with a family history of DCM or DCM variants in other genes. The trial is expected to enroll approximately 80 patients in the Phase 2b portion and approximately 250 patients in the Phase 3 portion. Our Prolaio technology is being employed for continuous patient data collection throughout the trial to generate insights that we believe will help inform this trial, and potentially future opportunities for Danicamtiv. We anticipate sharing topline data from the Phase 2b portion of the KINSHIP-DCM in the first half of 2027.

Ataciguat, targeting valvular interstitial cells (VICs) in moderate CAVS to slow progression

Ataciguat is an investigational oral, once-daily, soluble guanylate cyclase (“sGC”) activator that aims to slow the deposition of aortic valve calcium (“AVC”), an underlying driver of disease progression in CAVS. There are currently no effective medical treatments to slow the progression of aortic valve calcification, and interventional aortic valve replacement remains the only available treatment for severe CAVS. Ataciguat originated from Sanofi and was further developed by the Mayo Clinic. It is supported by a deep data package, including 22 completed clinical trials, comprehensive safety and toxicology databases and manufacturing readiness. CAVS is the third most common cardiovascular disease after HTN and coronary artery disease, affecting 3.3 million patients in the United States alone, and is the most common acquired heart valve disease in developed countries, with a prevalence of approximately 3% of the U.S. population over 60 years of age. As the disease progresses, calcification stiffens the valve and reduces its area, progressively impairing function and increasing pressure on the left ventricle. This chronic overload promotes adverse remodeling and ultimately leads to decreased cardiopulmonary capacity and symptoms most often associated with heart failure.

We believe that Ataciguat has the potential to address substantial unmet need, starting with individuals with moderate CAVS. Moderate CAVS is a progressive disease affecting approximately one million U.S. patients, where the standard of care is “watch and wait” monitoring until patients progress to severe disease and undergo surgical interventions to replace the valve. Ataciguat targets the VICs and slows osteogenic and calcific remodeling – the underlying driver of disease progression in CAVS. Patients with moderate to severe CAVS who experience disease progression have a poor prognosis if left untreated, with a five-year event-free survival of less than 40%. In the Phase 2 trial, patients with moderate CAVS in the ataciguat group exhibited lower progression of AVC and improvements in measures of valvular compliance, as well as cardiac function and structure, resulting in improved cardiac output at six months without observed adverse effects on blood pressure that were experienced with other sGC activators. We believe these results point to the potentially differentiated mechanism of Ataciguat relative to other sGC stimulators and modulators and support the advancement of Ataciguat in patients with moderate CAVS.

In June 2025, we initiated KATALYST-AV, an adaptive, parallel-group, randomized, double-blind, placebo-controlled Phase 2b clinical trial. This trial will evaluate the effect of Ataciguat on the progression of AVC in participants with moderate CAVS, will correlate the change in AVC with echocardiographic measures of cardiac structure and function, and will evaluate how changes in cardiac structure and function relate to symptoms through the assessment of cardiopulmonary exercise capacity by means of peak oxygen consumption (“VO2”). We are deploying our Prolaio platform to enable home-based assessment of estimated VO2 between clinic visits, supplementing in-clinic peak VO2 (“pVO2”) measurements by cardiopulmonary exercise testing (“CPET”). We anticipate sharing Phase 2b interim data from KATALYST-AV study in the first half of 2027. The Phase 3 registrational trial will follow a similar design and enroll following completion of the enrollment of the Phase 2b trial.

Tonlamarsen, targeting hepatic angiotensinogen (“AGT”) for post-hospitalization management of ASH

Tonlamarsen is an investigational liver-directed antisense oligonucleotide (“ASO”) which targets hepatic AGT administered once-monthly via subcutaneous (“SC”) injection. We are developing Tonlamarsen for the management of BP in ASH patients post-hospitalization. ASH is defined as a sudden elevation in blood pressure greater than or equal to 180/110 mmHg. Approximately six million ASH patients present in emergency rooms and about two million cases leading to hospitalization each year in the United States. Following hospital discharge, ASH patients are in a high-risk, vulnerable period, and often experience ongoing health challenges, including chronic HTN and continued risk of target-organ damage in the weeks and months after their hospitalization. During this critical period, ASH patients experience all-cause hospital readmission rates of approximately 18% at 30 days and 35% at 90 days, including readmission for heart failure and chronic kidney diseases, highlighting the urgency to lower BP and improve the transitions of care during this time. The estimated one-year mortality rate for hospitalized ASH patients is 27%. There are currently no treatments indicated for the post-hospitalization management of BP in patients with ASH.

Tonlamarsen targets and down-modulates hepatic AGT, a key regulator of BP homeostasis, with a once-monthly ASO designed to enable generally well-tolerated, consistent and sustained BP management during the post-hospitalization transition period until a patient’s condition can be managed with standard oral hypertensive therapeutics. We believe Tonlamarsen offers the opportunity to controllably down-modulate hepatic AGT towards generally well-tolerated physiological levels during a defined treatment period, rather than prolonged silencing as seen with RNA interference (“RNAi”) approaches. This is designed to eliminate the need for a reversal agent and potentially breaks a compensatory cycle in which AGT reduction triggers increased production elsewhere in the body. Tonlamarsen was in-licensed from Ionis Pharmaceuticals, Inc. (“Ionis”)

and is supported by a robust data package including completed Phase 1 and 2 clinical studies, as well as comprehensive safety and toxicology data. When we in-licensed Tonlamarsen, we intended to develop it in a patient population of high unmet need such as ASH, where we believe the underlying driver of HTN is AGT. We believe that targeting post-hospitalization management of BP in patients with ASH can offer significant benefits for patients, including the potential to reduce risk of recurrent ASH and rehospitalization, particularly for those with poor adherence or physiological resistance to daily medications. Furthermore, the ASH patient population has generally been excluded from studies of HTN, while other AGT-targeted therapies have never been studied in ASH patients. We therefore conducted a study evaluating Tonlamarsen in uncontrolled HTN patients, deploying our Prolaio platform to better characterize its activity before initiating our development in ASH patients.

Our KARDINAL Phase 2 trial was a randomized, double-blind, placebo-controlled, parallel-group study in adult participants with uncontrolled HTN on two or more antihypertensive medications that have not achieved their target BP. In this trial, participants in the Tonlamarsen group experienced a statistically significant mean reduction in percent plasma AGT levels and a clinically meaningful mean reduction in in-office systolic blood pressure (“oSBP”) across both randomized groups from baseline to Week 20. Notably, participants with the highest hypertensive burden (oSBP >150 mmHg at baseline) experienced the greatest mean reductions in oSBP. ASH is characterized by BP surges that drive recurrent hospitalizations and risk of target-organ damage. Importantly, treatment with Tonlamarsen was correlated with greater and more sustained reductions in home systolic blood pressure (“hSBP”) surges ≥150 mmHg by 28%.

Mean change in oSBP

All patients dosed w/ placebo
All patients dosed w/ TLA
Part A: Placebo lead-in
Part B: Active run-in
Part C: Randomized double-blind treatment
Last dose
Week 20 between-group difference: −0.1 mmHg (95% CI: −4.5 to −4.4) P=0.97
−6.7 mmHg (95% CI: −9.8 to −3.5)
−6.7 mmHg (95% CI: −9.8 to −3.6)
LS mean change from baseline in oSBP ± SE (mmHg)
4
0
-4
-8
−12
Week −4
Week 0
Week 4
Week 8
Week 12
Week 16
Week 20
n
98 98 98 96 93 93 94
100 100 100 96 95 91 98
TLA (1 dose) followed by placebo
TLA (5 total doses)

Mean oSBP (per-protocol population)

All patients dosed w/ placebo
All patients dosed w/ TLA
Part A: Placebo lead-in
Part B: Active run-in
Part C: Randomized double-blind treatment
-8.9 pt. difference
Last dose
Mean oSBP ± SE (mmHg)
160
150
140
130
Week −4
Week 0
Week 4
Week 8
Week 12
Week 16
Week 20

	Week −4	Week 0	Week 4	Week 8	Week 12	Week 16	Week 20
oSBP ≤ median, n	42	42	42	42	42	42	42
	43	43	43	42	43	42	43
oSBP > median, n	47	47	47	47	47	45	47
	36	36	36	35	36	35	36

oSBP ≤ median: TLA (1 dose) followed by placebo; TLA (5 total doses)

oSBP > median: TLA (1 dose) followed by placebo; TLA (5 total doses)

These data, combined with the insights from our Prolaio platform, enabled us to determine that there was a strong clinical rationale for evaluating Tonlamarsen in patients with ASH. The KARDINAL trial utilized our Prolaio platform for home-based, high-density BP and ECG data collection, supporting objective assessment of BP management and heart failure parameters. We are currently evaluating Tonlamarsen in the setting of post-hospitalization management of BP in patients with ASH, and believe this therapeutic approach on top of current standard-of-care could offer significant and unique benefits, including the potential to reduce risk of recurrent ASH and rehospitalization. While many patients who develop ASH have uncontrolled chronic hypertension, the specific near-term risk to ASH patients is distinct and requires study as a separate disease condition. In the second quarter of 2026, we initiated a Phase 2 randomized, blinded, placebo-controlled, multicenter trial, KARDINAL-ASH, to confirm the safety and efficacy of Tonlamarsen in approximately 100 ASH patients. We anticipate sharing topline data from the Phase 2b portion of KARDINAL-ASH in the first half of 2027.

Other clinical and discovery stage programs

In addition to our late-stage clinical candidates, we are advancing KAR-141 and several discovery-stage therapeutic candidates designed to address the underlying drivers of cardiovascular diseases. KAR-141, in-licensed from BMS Co., is an investigational oral, once-daily, protease-activated receptor 4 (“PAR4”) antagonist. PAR4 is a G-protein-coupled receptor (“GPCR”) expressed on human platelets that contributes to platelet activation and thrombus propagation. Our discovery efforts focus on indications where we believe our expertise and technologies may enable the identification and development of novel therapies where no treatments exist. We intend to prioritize programs that complement our existing portfolio and leverage our capabilities in cardiovascular disease.

Prolaio

A core component of our Cardiac Intelligence approach is our Prolaio technology platform, acquired by Kardigan in 2025. Prolaio is a differentiated clinical intelligence platform with integrated medical insights and data analytics designed to improve the efficiency and, quality and increase the probability of success of cardiovascular clinical development. By integrating third-party clinical-grade wearable sensors, a patient-friendly user interface, and proprietary Class I and Class II FDA-regulated devices, including 510(k)-cleared algorithms, Prolaio enables continuous physiologic data collection and customized patient-reported outcome information from patients in their daily lives outside of the clinic, which we refer to as “real-world data.” This data is collected throughout a clinical trial in an automated process with a higher frequency compared to traditional clinical trials, which we refer to as “longitudinal data collection.” These data are compiled and analyzed across our clinical programs, providing deeper insight into treatment effects than traditional, less-frequent clinic-based assessment models. Our Prolaio technology platform is currently integrated across each of our clinical trials and utilized by all participating patients. Upon enrollment, a comprehensive Prolaio kit is delivered directly to the patient’s home, providing all necessary Bluetooth-enabled hardware to capture key cardiovascular metrics, such as heart rate, respiration rate, heart rate variability, atrial fibrillation, activity, and blood pressure, without a site visit. Through a tailored mobile interface, patients then manage their specific protocols, complete tasks, and record electronic patient-reported outcomes (“ePROs”), promoting high compliance and engagement while maintaining their normal routines. We believe that the more frequent collection of such real-world data supports trial efficiency, patient engagement, and the development of novel digital measures that have the potential to be used in a clinical trial, which we refer to as “digital clinical endpoints.”

Our Prolaio platform

To date, our Prolaio platform holds over four million hours of continuous physiologic data. The Prolaio ecosystem is supported by over 20 issued patents and seven FDA-cleared algorithms for the measurement of certain vital signs and other key cardiovascular parameters. This foundation allows us to deploy our Prolaio platform broadly across our pipeline with confidence in data quality and reproducibility. Building on its established capabilities today, we believe our Prolaio platform is positioned to define and enable the design, execution, and optimization of modern clinical development for precision cardiology.

Founding members, management team and investors

Our team is led by biopharma veterans with a proven track record in cardiovascular drug discovery and development.

We were co-founded in 2023 by our Chief Executive Officer, Tassos Gianakakos, our Chief Medical Officer, Jay Edelberg, M.D., Ph.D., our Chief Scientific Advisor, Bob McDowell, Ph.D., Leslie Leinwand, Ph.D., Beth McNally, M.D., Ph.D. Dr. Edelberg and Dr. Leinwand were founders of MyoKardia. Mr. Gianakakos, Dr. Edelberg and Dr. McDowell were executives at MyoKardia through the time MyoKardia was acquired by BMS Co. for $13.1 billion in October 2020. At MyoKardia, Mr. Gianakakos, Dr. Edelberg and Dr. McDowell were integral in mavacamten’s clinical development for obstructive hypertrophic cardiomyopathy and executing registrational clinical trials with which BMS Co. filed a New Drug Application (“NDA”) and received FDA approval in April 2022. They also conducted initial development work on Danicamtiv together at MyoKardia, which was licensed back from BMS Co. following the acquisition.

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Tassos Gianakakos, Co-Founder, President and Chief Executive Officer, is a highly experienced drug discovery and development executive and entrepreneur who has more than 20 years of experience in the biopharmaceutical industry. Mr. Gianakakos served as Chief Executive Officer of MyoKardia prior to its acquisition by BMS Co. in 2020. He also co-founded Prolaio, Inc., which Kardigan acquired in 2025. He has played an instrumental role in the start-up of multiple biotechnology companies.

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Jay Edelberg, M.D., Ph.D., Co-Founder and Chief Medical Officer, is a clinical cardiologist and vascular biologist with more than twenty years of leadership and experience in cardiovascular clinical research and drug discovery and development. Dr. Edelberg served as Chief Medical Officer of MyoKardia prior to its acquisition by BMS Co. in 2020. He also co-founded Prolaio, Inc., which Kardigan acquired in 2025. He served in senior leadership roles at a number of biopharma companies including Sanofi, BMS Co. and GlaxoSmithKline.

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Bob McDowell, Ph.D., Co-Founder and Chief Scientific Advisor, is an accomplished scientist with expertise in small molecule drug discovery in cardiovascular disease and was a key member of the founding team of MyoKardia in 2012 and served as its Chief Scientific Officer at the time of BMS Co.’s acquisition. He has served in senior scientific leadership roles at a number of biopharma companies including 3-V Biosciences, Sunesis Pharmaceuticals and Axys Pharmaceuticals.

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Leslie Leinwand, Ph.D., Co-Founder, is a Distinguished Professor of Molecular, Cellular and Developmental Biology and the Chief Scientific Officer of the BioFrontiers Institute at the University of Colorado Boulder. Her research lab focuses on the genetics and molecular physiology of inherited diseases of the heart and particularly how biological sex affects the heart in health and disease. She co-founded Myogen, Inc. (acquired by Gilead Pharmaceuticals), Hiberna, Inc. and MyoKardia.

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Beth McNally, M.D., Ph.D., Co-Founder, is the Elizabeth J. Ward Professor of Genetic Medicine at Northwestern University Feinberg School of Medicine, where she directs the Center for Genetic Medicine. A cardiologist and geneticist who is advancing the use of genetics in cardiovascular healthcare, Dr. McNally has been a leader in defining and using genetic signals to drive drug discovery and development.

We have built an established team of highly experienced drug developers, with significant depth of knowledge in cardiovascular disease.

Our senior leadership team includes:

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Andy Pasternak, Chief Strategy Officer, a biopharmaceutical executive with more than two decades of leadership across corporate strategy, business development, portfolio management and commercial development. Previously, he served as Executive Vice President and Chief Strategy Officer at Horizon Therapeutics, where he led a series of transactions and the growth of its innovative medicines pipeline and portfolio.

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Brianne Puglisi, Chief Financial Officer, with over 18 years of experience in strategic finance and private and public company operations. She previously served as Chief Business Officer for LianBio and was the Senior Vice President of Finance and Strategic Operations at Kadmon. She has also held a senior-level position at KPMG.

We are supported by leading life science investors with significant industry experience and expertise including ARCH Venture Partners, Fidelity Investments, HRTG Partners, Perceptive Advisors, and T. Rowe Price. Prospective investors should not rely on the past investment decisions of our investors, as our investors may have different risk tolerances and have received their shares in prior offerings at prices lower than the price offered to the public in this offering.

Our mission and strategy

Our mission is to advance novel medicines that modify the root causes of cardiovascular disease, moving the field beyond symptom management toward functional cures. We employ an optimized clinical development framework along with proprietary data and analytics technologies to support efficient and disciplined trial execution. We are executing this approach through the following strategies:

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Advance Danicamtiv for genetic DCM: We believe Danicamtiv has the potential to address a significant unmet need in genetic DCM by targeting sarcomeric defects, a key driver of disease progression, in a setting where there are no disease-modifying therapies approved. Danicamtiv has demonstrated therapeutic potential in a Phase 2a trial in genetic DCM and is currently being evaluated in KINSHIP-DCM, a Phase 2b/3 trial. Our Prolaio technology will be employed for continuous patient data collection throughout the trial to generate exploratory insights that will help inform this trial, and potentially future opportunities for Danicamtiv. We anticipate sharing topline data from the Phase 2b portion of the KINSHIP-DCM in the first half of 2027.

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Advance Ataciguat for moderate CAVS: We are developing Ataciguat for moderate CAVS, a program we believe has the potential to slow disease progression to severe forms of the disease which may eventually lead to valve replacement. Ataciguat has demonstrated the potential to slow the underlying calcification process driving aortic stenosis without adverse effects on BP, and is currently being evaluated in KATALYST-AV, a Phase 2b trial. We are using our Prolaio technology to evaluate VO2 between clinic visits as an exploratory measure, supplementing in-clinic pVO2 measurements by CPET. We anticipate sharing Phase 2b interim data from KATALYST-AV in the first half of 2027. The Phase 3 registrational trial will follow a similar design and enroll following completion of the enrollment of the Phase 2b trial.

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Advance Tonlamarsen for post-hospitalization management of ASH: We are developing Tonlamarsen for the post-hospitalization management of BP in patients with ASH. In the KARDINAL Phase 2 trial in uncontrolled HTN, statistically significant mean reductions in AGT and clinically meaningful reductions in oSBP from baseline were observed in patients treated with Tonlamarsen, supporting the clinical rationale for evaluating

Tonlamarsen in ASH. Tonlamarsen is currently being developed in KARDINAL-ASH, a Phase 2 trial, where we are deploying our Prolaio platform with the Corsano wrist-worn biosensor for continuous home-based BP and ECG data collection during the post-discharge period to characterize BP and other cardiovascular parameters. We anticipate sharing topline data from the Phase 2b portion of KARDINAL-ASH in the first half of 2027.

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Harness our Cardiac Intelligence toolkit to accelerate the development of transformative medicines. We couple Prolaio, our clinical intelligence platform with integrated medical insights and data analytics, with proprietary tools and deep cardiovascular expertise to identify and advance high-potential drug candidates. These capabilities allow us to detect treatment signals earlier, make faster development decisions across our pipeline and deepen our understanding of cardiovascular disease mechanisms. We believe this approach will enable more efficient clinical trials with fewer participants at a lower cost relative to traditional cardiovascular drug development.

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Expand our cardiovascular pipeline through internal innovation and selective external collaborations: In addition to our late-stage clinical candidates, we are advancing KAR-141 and several discovery-stage programs focused on key drivers of cardiovascular disease. We plan to continue expanding our pipeline through internal discovery as well as selective licensing and collaboration opportunities.

Danicamtiv: Our cardiac myosin activator for sarcomeric genetic DCM

Overview

Danicamtiv is an investigational novel, oral cardiac atrial and ventricular myosin activator designed to address the underlying sarcomeric defects that drive genetic DCM by specifically targeting abnormalities in the thick filament of the sarcomere, the fundamental unit of cardiac muscle contractility, and by restoring myosin function and availability. Unlike current standard of care therapies, which primarily target downstream symptoms such as heart failure, Danicamtiv is being developed for patients with genetic DCM caused by variants in key sarcomeric genes, including the two most prevalent, MYH7 and TTN. This myosin-centric DCM pathology differs from the thin-filament and calcium-handling dysregulation thought to mediate general HFrEF or other forms of DCM. With Danicamtiv, we are directly targeting the underlying pathology in order to improve force production and cardiac output.

Danicamtiv was discovered by MyoKardia as a true myosin motor function enhancer and was then subsequently advanced by BMS Co. Kardigan in-licensed exclusive worldwide development and commercialization rights to Danicamtiv in November 2024. Danicamtiv has been evaluated in 10 completed clinical trials, which provide a strong foundation as Kardigan advances it in a targeted DCM population. In August 2020, MyoKardia initiated a Phase 2a trial of Danicamtiv in primary DCM, including 26 patients with either MYH7 variants or TTNtv variants. BMS Co. acquired MyoKardia in October 2020 and continued to run the trial until November 2023, when it discontinued development due to strategic business considerations. The Phase 2a clinical trial was a two-part multi-center, baseline-controlled, open-label clinical trial designed to assess the safety and preliminary efficacy of Danicamtiv in patients with primary DCM due to MYH7 or TTNtv variants, or primary DCM due to other causes.

Following our in-licensing of Danicamtiv in 2024, we presented topline results from Part A of the trial, which enrolled 41 participants who received Danicamtiv for approximately two weeks, in a late-breaking oral session at the HFSA Annual Scientific Meeting 2025 and simultaneously published in JACC. Danicamtiv was generally well-tolerated and was associated with improvements in left atrial and ventricular function in groups with genetic DCM driven by MYH7 or TTNtv sarcomeric variants, as well as those with primary DCM caused by other genetic variants or unknown causes. Responses measured by echocardiography were consistent with a

Danicamtiv-induced enhancement of myosin function and availability, and participants with DCM caused by MYH7 or TTNtv variants had the most favorable overall responses in both left atrial and ventricular function. These positive effects were observed without exposure-driven elevations in cardiac troponin generally seen in other non-myosin centric disease states. Part B of the trial was designed as an open-label extension with treatment planned for 96 weeks and was intended to evaluate the long-term preliminary safety and tolerability of treatment with Danicamtiv, as well as the timeline and durability of effects of Danicamtiv on cardiac structure and function in participants with DCM driven by MYH7 or TTNtv variants or DCM of other causes. Due to the COVID-19 pandemic and delays to study start-up, only 19 participants who completed Part A enrolled into Part B, with a median gap in exposure between the end of Part A and start of Part B of 226 days (range of 29-660 days). The overall median treatment duration was 289 days (range of 21-499 days). Despite these limitations, extended Danicamtiv treatment was generally well-tolerated and directionally similar improvements in echocardiographic measures of cardiac function from baseline to Week 2 in both Part A and Part B were observed, with sustained or further improvement at Week 12 in Part B. Importantly, the Part B data showed that early (2 week) improvements in LAFI, LVEF, and LVGLS correlated with later (12 week) improvements in LAFI, LVEF, and LVGLS. Due to the small number of patients with echo measurements beyond 12 weeks (</= 10), Week 12 represents the last timepoint with sufficient participant retention to allow meaningful interpretation of preliminary cardiac function data. We believe the results from the Phase 2a trial, along with Danicamtiv trials in healthy volunteers and in patients with HFrEF, support further advancement of Danicamtiv for the treatment of DCM patients with variants in MYH7 or TTN genes.

Because a common concern with open-label clinical trials is an increased susceptibility to bias, we are now evaluating Danicamtiv in a controlled trial. In October 2025, we initiated KINSHIP-DCM, a Phase 2b/3 adaptive, randomized, placebo-controlled trial to assess the efficacy and safety of Danicamtiv in patients with variants in MYH7 or TTN as well as those with a family history of DCM or DCM variants in other genes. We anticipate sharing topline data from the Phase 2b portion of KINSHIP-DCM in the first half of 2027.

Dilated cardiomyopathy (DCM)

DCM, the most common cardiomyopathy in adults, is a spectrum of heterogeneous disorders of the cardiac muscle that cause the heart chambers to remodel (i.e., thin, stretch and dilate), leading to impaired ability to produce the cardiac output required to maintain normal body function. It is characterized by ventricular dilation and systolic dysfunction unexplained solely by abnormal loading conditions such as HTN, primary valve disease, or coronary artery disease. Individuals with DCM are at significant risk of disease progression which represents a major cause of heart failure and other serious complications, including arrhythmia. The total cost of heart failure in the United States is projected to reach approximately $70 billion by 2030. The current standard of care focuses on the treatment of heart failure, with GDMT that aims to manage symptoms, reduce hospitalizations and delay the need for surgical intervention, including device implantation and heart transplant. The development of precision cardiovascular therapeutics, particularly targeted for the treatments of hypertrophic cardiomyopathy (“HCM”) and transthyretin amyloidosis, represents a potential global opportunity between $8 billion and $19 billion.

In the United States, the estimated prevalence of overall DCM is over one million. Five-year mortality is high, with recent studies reporting mortality rates between 22% and 56%. DCM is classified as either primary or secondary. If DCM is not found to be due to acquired etiologies, it is considered primary DCM, with this group consisting of patients whose DCM is due to genetic causes and those whose disease is of unknown cause. Primary DCM is predominantly inherited, accounting for 600,000 and 700,000 individuals in the U.S. Variants in more than 250 genes have been associated with primary DCM, resulting in a wide range of DCM clinical manifestations and outcomes. A significant proportion of genetic DCM arises from variants in sarcomeric genes, most commonly those encoding the thick-filament proteins MYH7 and TTN. Variants in MYH7 and TTN genes can disrupt myosin motor function by impairing intrinsic enzymatic and contractile activity or by reducing recruitment of working myosin motors. Myosin-centric primary DCM pathology differs from secondary thin-filament and calcium-handling dysregulation thought to mediate general HFrEF or other forms of DCM, in which myosin availability/function is likely unchanged. We estimate the combined prevalence of primary genetic DCM which may be addressed by Danicamtiv to be up to between 150,000 and 200,000 individuals in the United States, of which approximately 40,000 to 50,000 are associated with pathogenic or likely pathogenic sarcomeric variants, most commonly MYH7 and TTN.

Danicamtiv patient population

There are currently no approved therapies that specifically target the underlying etiologies of DCM, and a significant unmet need exists for treatment of genetic primary DCM with a precision medicine approach. Standard of care for DCM patients, regardless of sub-type, is treatment with GDMT for HFrEF, a one-size-fits-all approach to the symptomatic downstream consequences of DCM and other etiologies such as chronic hypertension and coronary artery disease. There are other clinical-stage therapeutic candidates which have been developed in DCM, along with other indications such as HFrEF. However, these were associated with over-activation of myosin, and a greater reduction of myocardial relaxation that limited their therapeutic window for treatment of DCM. If approved, Danicamtiv has the potential to be the first precision treatment for genetic DCM.

Our solution—Danicamtiv

Danicamtiv is an investigational novel, oral cardiac atrial and ventricular myosin activator specifically designed to selectively target the underlying thick filament abnormalities of primary DCM caused by TTN and MYH7 sarcomeric genetic variants. Cardiac muscle fibers are comprised of sarcomeres, the fundamental unit of cardiac muscle contractility. Sarcomeres are highly organized structures of thick and thin filaments that work in unison to produce force. Cardiac myosin is the principal component of the thick filament and serves as the motor unit of the sarcomere. In many individuals with genetic DCM, these myosin motors are reduced in number or functionally impaired. Variants in MYH7 and TTN can disrupt myosin’s intrinsic enzymatic and contractile activity or limit the recruitment of functional myosin motors during contraction.

With Danicamtiv, we are directly targeting the underlying pathology of thick-filament DCM by augmenting the enzymatic function and the availability of active myosin motors in order to improve force production and cardiac output. Cardiac muscles contract through the sliding filament model, where cyclical, tightly coordinated interactions between myosin and actin shorten the sarcomere. A muscle contraction begins when myosin motors in an “ON” state bind to actin protein that forms thin filaments and provides structural framework and binding sites for myosin, forming a force-generating cross-bridge. The shortening of the sarcomere is driven by the swinging of the myosin molecules as they enzymatically cycle, causing the thin filament to slide over the thick filament. Myosin then detaches from the cross-bridge, ending the contraction and returning myosin to its original “ON” available state, relaxing the cardiac muscle and readying it for the next contraction-relaxation cycle. In the normal sarcomere, a portion of the working cardiac myosin motors participate in contraction/relaxation in a force-generating “ON” state while the rest remain in a reserve “OFF” state and are available for recruitment. In DCM driven by MYH7 and TTN variants, direct myosin motor dysfunction and impaired recruitment of myosin motors from the reserve “OFF” state results in an insufficient number of force-generating-“ON” myosin motors, limiting effective actomyosin cross-bridge formation and contractile function.

In preclinical studies, Danicamtiv was observed to selectively bind to and allosterically enhanced the enzymatic activity of cardiac myosin motors as well as increase the population of working myosin motors that can form cross-bridges during contraction, shifting myosin motors from the “OFF” to the “ON” state. Danicamtiv demonstrated the ability to enhance the intrinsic activity of myosin by acting on both alpha myosin, which is predominant in healthy atria, and beta myosin, which is predominant in ventricles or diseased atria, as well as to increase the recruitment of “ON” myosin from the thick filament, increasing the structural myocardial reflections (M6/M3) during stretch and enhancing the Frank-Starling relationship (i.e., the ability of the heart to adequately adapt to changing loading conditions and/or myocardial stretch). As such, Danicamtiv can potentially counteract the deleterious effects that TTNtv variants exert on thick-filament mechano-sensing and myosin recruitment. In clinical studies, patients experienced improvements in both left atrial and left ventricular (“LV”) function in the Danicamtiv group. Increased proportions of working myosin motors can drive the formation of higher numbers of force-generating actomyosin cross-bridges, enabling previously non-working or resting myosins to participate in the heart contraction and increase contraction force, restoring sarcomere function in DCM.

Danicamtiv impact on myosin function

Importantly, the additional actomyosin cross-bridges induced by Danicamtiv did not biochemically alter calcium handling or calcium-regulated dynamics of the thin filament and have minimal effects on myosin ADP release at therapeutic doses, which is essential for typical cross-bridge detachment and thus ventricular relaxation. As a result, Danicamtiv was observed to increase force generation of contractions and increased calcium ion sensitivity in both atrial and ventricular fibers, particularly in the setting of dysfunctional myosin motors like those found in MYH7 and TTN variants. In preclinical studies, Danicamtiv was shown to activate myosin directly with no observed effects on calcium levels inside heart cells or filling pressures, suggesting that Danicamtiv may have the potential to improve the overall cardiac performance of patients with these genetic subtypes while having minimal or no effect on ventricular relaxation and potentially posing lower arrhythmia risk than traditional inotropes.

Genetic truncating variants in titin’s A-band are commonly associated with DCM. In the clinic, patients with TTNtv are known to have impaired Frank-Starling responses. Titin is essential for the mechano-sensing properties of the thick filament during stretch, permitting the recruitment of contractile myosin-heads to match increased cardiac loads. In non-clinical studies, we have observed that cardiac fibers from the left ventricle of pigs carrying a TTNtv mutation had wider spacing between thick filaments, suggesting impaired sarcomere structure and a lower probability of cross-bridge formation. Moreover, upon stretch, these TTNtv fibers had blunted responses in structural myocardial reflections (M6 and M3, via X-ray diffraction), indicating improper transmission of stress to the thick-filament and limited myosin-head OFF-ON transition, which result in decreased force production when compared to wildtype fibers.

Clinical data

To date, Danicamtiv has been evaluated in 10 completed clinical studies, including the Phase 2a trial in genetic DCM initiated by MyoKardia. A total of 265 participants have received at least one dose of Danicamtiv, with participants receiving single doses up to 550 mg and repeated doses of five to 75 mg twice daily (“BID”) for up to 71 weeks. Studies conducted prior to the Phase 2a DCM trial include assessment of pharmacokinetics (“PK”) in the fed versus fasted state in patients with renal impairment, in Japanese vs. Caucasian healthy volunteers, in healthy volunteers treated with Danicamtiv in the presence of CYP3A4 inhibitors and substrate and in patients with stable HFrEF. Additionally, two formulations of Danicamtiv have been studied in healthy volunteers to compare PK.

A two-part trial was conducted in HFrEF patients by MyoKardia, comprising a Phase 1b single ascending dose (“SAD”) portion with 12 patients, followed by a Phase 2 multiple ascending dose (“MAD”) trial with 40 patients. Participants treated with Danicamtiv experienced improvements in LV systolic performance, atrial function and echocardiographic markers of filling and stroke volume. However, a transient and asymptomatic increase in troponin was observed in some participants treated with Danicamtiv while no increase was observed in the placebo group. While the clinical significance of these elevations remains unclear, we hypothesize that Danicamtiv-mediated myosin recruitment in the setting of underlying normal myosin availability of HFrEF has the potential to create a scenario similar to the case of HCM, where excess myosin availability leads to leaks in cardiac troponin (currently treated/corrected with cardiac myosin inhibitors). As such, we believe this may have contributed to HFrEF patients exhibiting increased troponin showed limited structural and functional improvements following treatment with Danicamtiv, and, as a corollary, that troponin leaks were not noted in patients with myosin-centric DCM.

Danicamtiv was generally well-tolerated across all clinical trials described in the table below, with few serious adverse events (“SAEs”) or treatment-emergent adverse events (“TEAEs”) leading to treatment withdrawal and no unexpected life-threatening or fatal events. In the early-stage clinical development studies of Danicamtiv, there was one TRSAE in one patient (complete AV block, mild in intensity, outcome: recovered; study MYK-491 001). Additionally, experience to date in both healthy participants and those with heart failure has shown that patients in the Danicamtiv group experienced improved LV systolic function without discernible impact on diastolic function when not at high doses.

Early-stage clinical development studies of Danicamtiv

Trial ID	Phase	Subjects (Dani/Total)	Design
MYK-491 001	1	48/64	First-in-Human study in healthy volunteers
MYK-491 003	1b/2a	12/12 (SAD) 30/40 (MAD)	Placebo-controlled SAD/MAD trial in stable HFrEF patients
MYK-491 005	1	11/11	Open-label food effect trial in healthy volunteers
MYK-491 101 / CV028003	1	16/16	Open-label renal impairment trial in patients with severe renal impairment and healthy controls
MYK-491 102 / CV028004	1	24/24	Open-label high- and low-fat meal PK trial in healthy volunteers
CV028008	1	30/30	Open-label single-dose co-administration trial (itraconazole or diltiazem) in healthy volunteers
CV028009	1	13/13	Open-label drug-drug interaction (“DDI”) trial (midazolam) in stable HFrEF patients
CV0281001	1	24/33	Placebo-controlled SAD trial in healthy Japanese and Caucasian volunteers
CV0281012	1	59/59	Open-label trial of two formulations of Danicamtiv

Phase 2a genetic DCM trial

In August 2020, MyoKardia initiated a two-part Phase 2 multicenter, baseline-controlled, open-label clinical trial of Danicamtiv (Study MYK-491-006 / CV0280005). Part A evaluated the safety and preliminary efficacy in participants with DCM over approximately a two-week sequential dosing period. The trial enrolled 41 participants with DCM due to TTNtv or MYH7 genetic variants or other causes.

Eligible participants were clinically stable, ambulatory adults with DCM defined by New York Heart Association functional class I to IV and a left ventricular ejection fraction (“LVEF”) ≤45%, with no significant coronary artery disease or primary valvular disease. Participants could not have HFrEF considered by the investigator to be primarily caused by ischemic heart disease, chronic valvulopathy or another condition. Participants were required to be on stable, GDMT for at least two weeks prior to screening. Participants in the MYH7 and TTNtv cohorts were required to have a diagnosis of DCM attributed to a pathogenic or likely pathogenic variant in MYH7 or TTNtv and participants in the other causes cohort required confirmation that DCM was either genetic testing negative or due to pathogenic variants in genes other than MYH7 or TTNtv.

Patients received oral Danicamtiv 25 mg twice daily in the first treatment period. Dose was adjusted in the second treatment period to either 10 mg or 50 mg twice daily based on whether systolic ejection time determined by echocardiogram at the end of treatment period 1 was >50 ms or ≤50 ms, respectively.

Danicamtiv Phase 2a trial

Topline results from Part A, presented in a late-breaking oral session at the HFSA Annual Scientific Meeting 2025 and simultaneously published in JACC, reflected that Danicamtiv was generally well-tolerated and that the approximately two-week treatment was associated with improvements in left atrial and ventricular function in patients with genetic DCM driven by MYH7 and TTNtv sarcomeric variants.

Clinical safety and tolerability of Danicamtiv was the primary endpoint, assessed by the frequency of adverse events (“AEs”), serious AEs and clinically significant abnormalities from vital signs, physical examination, electrocardiogram recordings and laboratory measurements including troponin measurements. Treatment-emergent AEs were defined as AEs occurring during the period from the first dose of Danicamtiv to 14 days after the last dose and those with an onset before the first Danicamtiv dose that increased in severity or became serious during the treatment-emergent period. Danicamtiv was generally well-tolerated and no drug-related AEs leading to discontinuation, serious AEs, death or severe TEAEs were reported during the study period. TEAEs were reported in 22 (53.7%) of 41 participants, all considered to be mild or moderate with one discontinuation. An asymptomatic increase in troponin was detected in three participants in the other causes cohort.

Secondary endpoints were changes from baseline in cardiac echocardiography parameters as determined by transthoracic echocardiogram (“TTE”). TTE assessments included LV systolic ejection time, systolic function (including LVEF and left ventricular global longitudinal strain (“LVGLS”)), LV dimensions, left atrial volume and function and LV diastolic function. In patients with DCM primarily due to TTNtv or MYH7 variants, improvements in both atrial and ventricular function were observed following administration with Danicamtiv. Responses measured by echocardiography were consistent with a Danicamtiv-induced enhancement of myosin function/availability and participants with DCM caused by MYH7 or TTNtv variants had the most favorable overall responses in both left atrial and ventricular function.

Danicamtiv Phase 2a - Part A trial results

*P < 0.05, **P<0.01; TP = treatment period; BID = twice daily

An absolute mean change from baseline in LVEF at the end of treatment period 2 of +7.3% (p<0.001) and +4.4% (not statistically significant (“NS”)) was observed in the sarcomeric variant (MYH7 + TTNtv) cohort (n=26) and DCM of other causes cohort (n=15), respectively. Absolute mean change from baseline in left atrial function index (“LAFI”) at the end of treatment period 2 was +8.7% (p=0.001) and +4.4 (p<0.05) in the sarcomeric variant (MYH7 + TTNtv) cohort and other causes cohort, respectively. Absolute mean change from baseline at the end of treatment period 2 in LVGLS was -1.6% (p=0.001) and -1.4% (NS) in the sarcomeric variant (MYH7 + TTNtv) cohort and other causes cohort, respectively. Importantly, the systolic gains occurred without adverse impact on diastolic parameters, including filling pressure.

Following Danicamtiv treatment, an asymptomatic increase in cardiac troponin without any clinical signs of ischemia was detected only in three participants in the other causes cohort. Notably, participants with DCM harboring MYH7 or TTNtv variants, who are expected to have a reduced number of force-generating myosin motors based on the literature, showed no significant troponin response to direct myosin enhancement with Danicamtiv despite improvements in cardiac performance, consistent with increases in the number of working myosin motors. We believe these findings, together with the above-noted evidence of troponin increases in patients with HFrEF treated with Danicamtiv—suggesting that increasing myosin motors is not beneficial—reinforce our hypothesis that Danicamtiv is most appropriately targeted to patients with MYH7 or TTNtv sarcomeric variants, whose pathophysiology is myosin-centric.

After completion of Part A of the trial, participants were able to enroll in the Part B open label extension portion of the trial. Part B was intended to evaluate the safety and duration of treatment effect following Danicamtiv re-exposure for up to 96 weeks. However, the trial was terminated early by BMS Co. for business reasons, limiting the number of participants and treatment duration. Nevertheless, the trial data demonstrated that extended Danicamtiv treatment was generally well-tolerated and associated with improved left atrial and ventricular function.

In Part B, 19 participants received Danicamtiv doses of 25, 50 or 75 mg BID. The median gap in exposure between end of Part A and start of Part B was 226 days (range of 29-660 days), and overall median treatment duration was 289 days (range of 21-499 days). Two participants on the highest dose discontinued treatment and the trial due to AEs of increased liver enzymes and liver injury. Five participants (26.3%) reported serious AEs. In one participant, SAEs of liver injury and acute kidney injury were considered drug-related by the investigator. After a careful review of these SAEs, other confounding factors, such as comorbidities, drug allergy, nitrofurantoin use, and hypotension, were identified as possible causes of liver injury and acute kidney injury. Based on this review, the Sponsor at the time (BMS Co.) considered these SAEs to be not related to danicamtiv. All serious AEs were resolved by the time of database lock, and no deaths were reported during the trial. Over this extended period, two participants had asymptomatic, transient increases in standard troponin I (>2X upper limit of normal); one participant at Day 80 and the second participant at Day 84 and Day 127). None of these increases was associated with clinical signs of cardiac ischemia or led to treatment discontinuation.

Re-exposure to Danicamtiv during Part B was associated with directionally similar improvements in echocardiographic measures of cardiac function (LAFI, LVEF, LVGLS) from baseline to week 2 as were seen in Part A. Early (2 weeks) improvements in cardiac function correlated with late (12 weeks) improvements.

Danicamtiv Phase 2a - Part B trial results.

Non-clinical studies

In non-clinical studies, Danicamtiv administration was correlated with increased, towards normal, systolic production in myocardial fibers from animals with either genetic (mice carrying a pathogenic DCM myosin variant) or induced (pharmacological myosin inhibitors) myosin dysfunction. In the setting of myosin-inhibition mimicking MYH7 DCM mutations, Danicamtiv was observed to restore function both biochemically and biomechanically, restoring enzymatic activity of myofibrils and restoring systolic tension in skinned isolated fibers, resulting in the restoration of cardiac function and cardiac output production in vivo in both rats and pigs. These in vivo effects were noted in the setting of preserved diastolic function and in filling pressures in both rats and pigs.

In addition, Danicamtiv was observed to increase myosin-head recruitment in vitro, resulting in enhanced length-dependent activation underlying the Frank-Starling law (i.e., greater force at greater stretch), while preserving resting tensions/diastolic indices.

Additional nonclinical studies, including safety pharmacology, genotoxicity and repeat-dose toxicity studies including reproductive toxicity have been completed to evaluate the potential toxicologic profile of Danicamtiv. In nonclinical studies conducted to date, pharmacological effects were observed to be dose-dependent and reversible. Major findings from the good laboratory practice (“GLP”) toxicology studies were consistent with dose-dependent, exaggerated on-target pharmacological effects, i.e., dose-limiting toxicity manifested by myocardial necrosis/fibrosis, with secondary changes in the lung or liver of some animals that died, reflecting decreased cardiac function. Observations not related to the on-target effects, such as increased platelet counts in male rats and lower body weight gains for female rats, were minimal and not considered adverse. We believe the scope of the toxicologic evaluation for Danicamtiv supports its continued use in human clinical studies.

Clinical development plan

In October 2025, we initiated KINSHIP-DCM, a Phase 2b/3 adaptive, randomized, placebo-controlled trial to assess the efficacy and safety of Danicamtiv in people with genetic and familial DCM. The trial is designed to enroll DCM patients with genetic variants in MYH7 or TTN genes, as well as those with a family history of DCM or DCM variants in other genes.

The purpose of the trial is to replicate and extend the findings of the Phase 2a trial. Specifically, the trial is designed to determine whether improvements observed on echo parameters translate into improvements in cardiopulmonary function to assess whether benefit extends beyond TTN- and MYH7-variant-DCM to other etiologies, and to identify characteristics that differentiate responders from non-responders.

Approximately 80 participants are expected to be enrolled in the Phase 2b (Part 1) portion of the trial, which includes two single-blind run-in periods. The first run-in will be with placebo for two weeks, followed by Danicamtiv administration for two weeks. Participants will then be randomized to either placebo or Danicamtiv (1:1) for the blinded portion of the trial for 24 weeks. In the Phase 3 (Part 2) portion of the trial, approximately 250 participants are expected to be randomized to either Danicamtiv or placebo treatment (2:1, respectively) in the blinded portion of the trial and treated for 24 weeks. The trial will separate two cohorts of patients: 1) DCM participants with known MYH7 or TTN variants, and 2) DCM participants with non-MYH7/TTN variants or a family history of DCM.

In the Phase 2b (Part 1) portion of the trial, change in LAFI (baseline to Week 26) will be the primary endpoint, which, together with measures of left ventricular global longitudinal strain (LVGLS), left atrium (LA) function and LA size/volume, are designed to provide a comprehensive picture of the effects of danicamtiv on the structure and function of the heart across both the atrium and ventricle. LAFI is a non-invasive, rhythm-independent echocardiographic measure that reflects left atrial compliance, reservoir function, and its contribution to ventricular filling, to assess overall cardiac performance and atrial function. Given the chronic elevation in left-sided pressures and structural remodeling in familial and genetic DCM, LAFI offers an early, quantifiable indicator of upstream hemodynamic improvement and reverse remodeling. Higher LAFI scores generally indicate better cardiac function and lower filling pressures, while lower scores are associated with impaired atrial function and worse cardiovascular outcomes. LVGLS is an echocardiographic measurement that reflects the longitudinal contraction, or deformation, of the myocardium during systole. It can detect impaired contractility and is a stronger predictor of cardiovascular outcomes than conventional ejection fraction. While much of the focus of cardiac function over many decades has been on the left ventricle, the importance of the LA is becoming increasingly recognized in cardiovascular disease. The LA receives oxygenated blood from the lungs and propels this blood into the left ventricle. Significant associations between abnormalities in LA function and/or size and cardiovascular conditions have been identified. In patients with DCM, structural and functional changes in the LA occur including LA dilation (increased size) and loss of LA strain (reduced compliance). This can lead to increased risk of arrhythmias and overall impairment of cardiac function. Measures of LVGLS, LA function and LA size/volume have been shown to correlate with pVO2 in heart failure and in DCM.

In the Phase 3 (Part 2) portion of the trial, change in pVO2 (baseline to Week 26) will be the primary endpoint. Peak oxygen consumption (pVO2) is a well-established, objective, and reproducible measure of functional capacity and cardiopulmonary reserve and, in DCM, is prognostically significant and reflects integrative cardiovascular performance. Improvements in pVO2 are correlated with reductions in CV outcomes and may signal early and clinically meaningful treatment effects. pVO2 is measured via CPET, which is a non-invasive diagnostic assessment that assesses the combined performance of the cardiovascular, respiratory and musculoskeletal systems during physical exercise. Subjects perform exercise of increasing intensity on either a treadmill or stationary bicycle, while measures such as heart rate, blood pressure, oxygen consumption and ventilation patterns are captured. pVO2 assessed during CPET is a strong predictor of all-cause mortality.

Danicamtiv KINSHIP-DCM Phase 2b/3 trial design

The adaptive design is intended to leverage results from the Phase 2b to inform the final Phase 3 design, while active run-in periods are intended to help identify patients that show early benefits of Danicamtiv treatment and assess the relationship between early (2 week) and late (6 month) benefits. Prolaio technology is being employed for continuous patient data collection during select periods of the placebo and active run-in portions of the trial as well as the blinded randomized portions for exploratory purposes.

We believe continuous data collection across a significant proportion of the trial (approximately 8 out of 28 weeks) will provide richer, more accurate data than can be obtained through in-clinic assessments and will allow for enhanced data quantity, quality and a more comprehensive understanding of participants’ responses. We anticipate that supplementation of standard clinical assessments with real-world data will bolster the understanding of Danicamtiv’s physiological effects in trial participants, providing novel insights that could lead to important adaptations of the Phase 3 trial design and further elucidate the profile of responders vs. non-responders.

We anticipate sharing topline data from the Phase 2b portion of KINSHIP-DCM in the first half of 2027.

Ataciguat: Our sGC activator for moderate CAVS

Overview

Ataciguat is an investigational oral, once-daily, sGC activator that aims to slow the deposition of AVC, an underlying driver of disease progression in CAVS, a progressive disease affecting approximately one million U.S. patients. Kardigan acquired rights to ataciguat, an investigational drug developed by, and in-licensed from, Sanofi and the Mayo Clinic and is supported by a deep data package, including 22 completed clinical trials, comprehensive safety and toxicology databases and manufacturing readiness. There are currently no effective medical treatments to slow aortic valve calcification, and interventional aortic valve replacement is the only available treatment for severe CAVS. Transcatheter aortic valve replacement procedures cost between $47,000 and $55,000 per procedure and the overall U.S. surgical market is $2.5 to 3.5 billion. We believe that Ataciguat has the potential address substantial unmet need, starting with individuals with moderate CAVS, where the current standard of care is “watch and wait” monitoring until patients progress to severe disease, and the symptoms warrant replacement of the valve. Unlike prior attempts at developing oral therapies, such as the use of statins that sought to mitigate disease through systemic anti-inflammatory and lipid-lowering pathways, we are taking a precision approach that targets the VICs. Historical landmark trials demonstrated that statins, while effective in atherosclerosis, failed to slow CAVS progression because they do not address the active, cell-mediated calcification process within the valve. Ataciguat is designed to specifically inhibit the transformation of VICs into osteoblast-like cells by reactivating the sGC-cGMP pathway and to slow osteogenic and pro-calcific remodeling, which is the underlying driver of disease progression in CAVS.

In preclinical studies, Ataciguat was observed to reduce osteogenic and pro-calcific remodeling of the VICs, slowing AVC deposition and burden in mice. In a Phase 2 trial evaluating the safety and efficacy of Ataciguat in 23 patients with moderate CAVS, patients treated with Ataciguat showed attenuated progression of AVC versus placebo and was correlated with improvements in valvular compliance, cardiac structure and function and cardiac output at six months, without observed effects on blood pressure. We believe these results corroborate the potentially differentiated mechanism of Ataciguat relative to other sGC stimulators and modulators, which to our knowledge have not to date been explored in CAVS. We believe these results support the advancement of Ataciguat in patients with moderate CAVS.

In June 2025, we initiated a Phase 2b clinical trial KATALYST-AV, an adaptive, parallel-group, randomized, double-blind, placebo-controlled trial. This trial will evaluate the effect of Ataciguat on slowing AVC progression in participants with moderate CAVS, correlate changes in AVC with echocardiographic measures of cardiac structure and function and evaluate how changes in cardiac structure and function relate to symptoms through the assessment of pVO2. Given that the underlying cardiac pathophysiology in CAVS can lead to the development of heart failure and that exercise intolerance is an important prognostic indicator of systolic and diastolic cardiac dysfunction in heart failure, we believe that a treatment-associated difference in pVO2, as measured by CPET, would represent a clinically meaningful benefit in the preservation of cardiopulmonary function. In our view, pVO2 is an optimal registrational endpoint that will measure the potential treatment effect of Ataciguat related to improvements in cardiac structure and functioning rather than only measures of valvular compliance and stiffening alone. A dedicated Phase 3 registrational trial will enroll following completion of enrollment of the Phase 2b trial with primary dual endpoints of change in aortic valve area (“AVA”) and pVO2.

We are deploying our Prolaio platform to enable home-based episodic ECG data collection and expect that using our Prolaio platform will yield more VO2 data than in-clinic CPET alone by making it easier for patients to comply with the protocol. By assessing estimated VO2 by Prolaio in the Phase 2b study, we anticipate being able to correlate estimated VO2 with pVO2 by CPET in the CPET sub-study and correlate to measures of cardiac structure and function for appropriate adjustments to the Phase 3 study. We believe deploying such technology with continuous assessment and modeling may support the Phase 3 trial towards a registrational endpoint of pVO2 by CPET.

We anticipate sharing Phase 2b interim data from KATALYST-AV in the first half of 2027. Initial baseline data from 35 patients potentially support the hypothesis that pVO2 correlate with measurement of diastolic function (E/e’) in moderate CAVS.

Calcific aortic valve stenosis (CAVS)

CAVS is the third most common cardiovascular disease following hypertension and coronary artery disease, affecting 3.3 million patients in the United States alone, and is the most common acquired heart valve disease in developed countries with a prevalence of approximately 3% of the population over 60 years of age. It is a progressive disease that begins with valvular injury or insult, triggering inflammation, activation of VICs and pathologic remodeling leading to the development of stenosis in the absence of symptoms. A central driver of disease progression is the production and deposition of calcium on the valve leaflets, resulting in progressive valvular stiffening and stenosis with consequent loss of valvular function. As calcification advances, the valve stiffens and valve area decreases, increasing left ventricular afterload and placing sustained pressure on the left ventricle. This chronic pressure overload promotes adverse left ventricular remodeling, impairing cardiac structure and function, reducing cardiopulmonary capacity and ultimately leading to symptoms most often associated with heart failure.

The disease inevitably progresses, typically over several years, to moderate stenosis, comprising about one-third of the overall disease prevalence. Patients with moderate CAVS have increased morbidity and mortality and will eventually progress to severe stenosis. With disease progression, patients with moderate to severe CAVS have a poor prognosis if left untreated, with a five-year event-free survival of less than 40%.

Ataciguat patient population

Presently, there are no effective medical treatments to slow progression of aortic valve calcification, and interventional aortic valve replacement is the only available treatment for severe CAVS. Current management of mild and moderate CAVS, in the absence of any therapeutic alternative, is “watch and wait” monitoring until patients progress to severe forms of the disease and warrant surgical intervention. As patients progress to severe CAVS, it is estimated that the probability of undergoing surgery or dying if left untreated is over 50% by two years. For patients who develop symptomatic severe aortic stenosis who are treated more conservatively or deemed not eligible for surgical intervention, the two-year survival rate is estimated to be approximately 50%. While the advent of transcatheter aortic valve replacement (“TAVR”) has led to a significant increase in access to aortic valve replacement surgeries and improved surgical outcomes, these procedures are not without risk. Potential complications following TAVR include bleeding, atrial fibrillation, stroke, paravalvular leak, conduction block, kidney injury and sudden cardiac death. Post-TAVR, patients continue to progress in disease etiology that can lead to advanced heart failure and sudden death, with one-year mortality rates ranging from 11-24% and three-year mortality rates increasing to 34% in co-morbid patients. Additionally, aortic valve replacement is not a permanent therapy as valves require replacement over time, with durability estimated at between eight and 20 years depending on valve type and other factors. Patients who require re-do TAVRs are at increased risk of post-procedural complications.

We are aware of several therapies that are being studied in mild to moderate CAVS with targets that are distinct from Ataciguat’s sGC activation mechanism. These include Novartis’s pelacarsen targeting Lp(a) and Rednvia’s evogliptin targeting DPP-4 inhibition. It is not known whether these drugs will advance to late-stage development in CAVS, and neither of these therapeutics have demonstrated clinical benefit in CAVS to date based on published results. Additionally, pelacarsen has yet to demonstrate an impact on reducing atherosclerotic cardiovascular events. Furthermore, Edwards Lifesciences is currently conducting a trial in early TAVR intervention in patients with moderate CAVS. While it is possible that surgical intervention may continue to move earlier in the disease, we believe a safe and tolerable disease modifying pharmacological approach that slows progression and benefits cardiopulmonary function would be well positioned.

The process of valve calcification

Aortic valve stenosis is a complex and progressive active disease process that encompasses several biological pathways, anchored in our understanding of the valvular cellular composition. It begins with mechanical and environmental stressors or injury that valvular endothelial cells (“VECs”) covering the outer layers of the valve sense and transmit to the quiescent VIC population responsible for tissue homeostasis and repair. The activation of the VICs, in the setting of oxidizing lipids and reactive oxygen species as well as chronic inflammation, induces osteogenic signaling cascades. This can lead to the production and deposition of calcium and drives progression to valve calcification and stenosis.

Biology of CAVS disease progression

We believe that impaired function of the sGC enzyme in VICs plays a key role in the osteogenic/calcific remodeling process of CAVS. In cells, sGC exists in two forms: the reduced nitric oxide (“NO”) responsive form, and the oxidized NO-unresponsive form. Under normal physiological conditions, sGC is preferentially kept in the NO-responsive form, where NO produced by healthy VECs can trigger signaling cascades maintaining VIC quiescence. In CAVS, valvular insults lead to a local oxidative stress environment that results in decreased NO production, blunted sGC activity and activation of VICs. Within VICs, sGC becomes oxidized and inactivated, impairing NO-sGC signaling that normally helps keep VICs in a non-activated state. As a consequence, VICs undergo osteogenic and fibro-calcific remodeling that results in the production and deposition of calcium, causing aortic valve calcification and progressive valve narrowing.

Our solution—Ataciguat

Ataciguat is an investigational oral sGC activator that is designed to selectively target oxidized sGC in the VICs. Unlike previously approved sGC stimulators, it is intended to restore NO signaling to blunt osteogenic remodeling, thereby slowing the deposition of AVC and progression to severe CAVS.

Preclinical and clinical studies of CAVS have shown that restoring protective NO signaling in the VICs reduced osteogenesis and aortic valve calcium deposition. However, pharmacologically targeting this pathway has historically been challenging due to widespread expression of sGC throughout the body and off-target side effects that limit tolerance of clinically effective doses, including but not limited to unwanted blood pressure effects. Ataciguat’s hypothesized mechanism of action is unique as it is designed to preferentially stimulate the oxidized form of sGC in VICs, restoring local protective NO signaling in valvular tissues and minimizing unwanted vascular side effects typically associated with other approaches to sGC activation, as supported by the Phase 2 trial that resulted in a reduction in AVC deposition without an observed effect on blood pressure or AEs related to hypotension. Previously approved sGC stimulators, such as Vericiguat, restore protective NO signaling in the vasculature, without preferential targeting to valvular oxidized sGC, which clinically has shown an effect on blood pressure and the risk of hypotension.

Approved sGC stimulators, including Vericiguat and Riociguat, act on the reduced, NO-responsive form of sGC, which is the predominant form expressed in systemic vasculature. Because these agents do not distinguish between sGC in diseased valve tissue and sGC expressed throughout the body, their use is associated with systemic vasodilation and dose-limiting hypotension. Among sGC activators, which target the oxidized, heme-free form of sGC, cinaciguat was terminated in clinical development due to an excess of hypotension even at low doses. Ataciguat is a structurally distinct sGC activator that we believe preferentially activates oxidized sGC in diseased valve tissue where oxidative stress is locally elevated, with minimal systemic vasodilatory effect. This hypothesis is supported by the absence of clinically meaningful hypotension observed across more than 900 participants in 22 prior clinical studies of Ataciguat, including the Phase 2 trial in moderate CAVS.

Ataciguat—mechanism of action

The potential safety and tolerability benefits of this mechanism are consistent with prior experience with Ataciguat. In a Phase 2 clinical trial in individuals with moderate CAVS, Ataciguat was generally well-tolerated with no evidence of symptomatic or asymptomatic hypotension or orthostatic intolerance. These findings, together with favorable safety and tolerability data from 996 participants across 21 additional Phase 1 and Phase 2 trials of Ataciguat, collectively support the potential of Ataciguat in participants with CAVS and other cardiovascular conditions.

In preclinical studies, administration with Ataciguat resulted in directly blunting osteogenic remodeling in VICs and restored NO signaling that keeps in check pro-remodeling bone morphogenetic protein 2 cascades in VICs. In mice with established CAVS treated with Ataciguat, attenuated BMP signaling was observed, and treatment was correlated with slowed progression of valve calcification as well as improvements in both valvular and ventricular function. Results from our completed Phase 2 clinical trial in moderate CAVS demonstrated a slowing in the progression of AVC at six months.

Additionally, we believe the clinical changes observed in participants treated with Ataciguat in the Phase 2 trial resulted from improved leaflet compliance due to attenuation of maladaptive calcification, offloading the left ventricle without increasing the aortic transvalvular gradient, or difference in pressure across the aortic valve between the left ventricle and the aorta. Therefore, the functional changes associated with a reduction in AVC deposition are hypothesized to result in a net improvement in cardiopulmonary function in participants treated with Ataciguat compared to placebo.

We believe this hypothesis is supported by the Phase 2 clinical trial of Ataciguat in patients with moderate CAVS, which demonstrated trends toward improvement in left ventricular mass, systolic function and diastolic function, in those treated with Ataciguat compared to placebo.

We believe an important unmet clinical need exists to develop new treatment strategies that address the root cause of the disease, modifying the course of disease progression to improve symptoms and cardiac function. We believe if we can demonstrate Ataciguat’s clinical value through generating evidence of clinically meaningful efficacy and favorable safety in our Phase 2b KATALYST-AV trial and subject to regulatory approval following the Phase 3 registrational trial, Ataciguat has the potential to emerge as the new standard of care for moderate CAVS. If we are able to demonstrate Ataciguat has a clinically meaningful benefit on slowing the progression of disease, we believe there may also be utility for Ataciguat in the treatment of mild CAVS with HF and in patients post-TAVR, as these patients could also benefit from disease modification earlier in the disease progression and from prevention of calcification and worsening ventricular function.

Clinical data

We are developing Ataciguat for the treatment of moderate CAVS, but it has also been previously studied for its potential in other disease areas. Ataciguat has been evaluated across 22 completed clinical studies with a total of 996 participants who received at least one dose of Ataciguat under various regimens, ranging from a single dose of 25, 50, 100, or 200 mg to repeated doses of 5 to 200 mg for up to 12 months. Sixteen of these studies were conducted to investigate the safety and PK, including the drug-drug interaction, of Ataciguat, exposing a total of 296 healthy subjects to Ataciguat at doses of up to 200 mg daily for up to 14 days. Six studies were conducted in disease populations including a completed Phase 1b trial in which 19 patients with CAVS received Ataciguat doses of 100 mg or 200 mg daily for 14 days, and a completed Phase 2 trial in which 12 participants with CAVS received doses of 200 mg Ataciguat for up to 12 months.

Ataciguat was generally well-tolerated in all clinical studies in the table below. The types and severity of AEs were similar across all dose regimens. Most AEs considered possibly related to Ataciguat were mild or moderate in severity. A total of nine SAEs, all non-fatal, were reported as related to Ataciguat. All SAEs were reported in only one participant each, except for elevated hepatic enzymes, which was reported by two participants. With the exception of SAEs for elevation of serum creatine phosphokinase (n=1), atrial fibrillation (n=1) and cerebrovascular disorder (n=1), no other clinically relevant laboratory, BP, pulse rate or ECG abnormalities indicating a safety concern with Ataciguat were reported. Two SAEs were categorized as moderate severity, and included one report each of drug-induced liver injury and hypersensitivity. A single SAE was categorized as mild in severity, which was reported as chronic kidney disease. The three remaining SAEs (dizziness, hematuria, and increased hepatic enzymes) were of unknown severity.

The table below provides an overview of all clinical trials of Ataciguat that were conducted in healthy volunteers and diseases other than CAVS. Based on the unique mechanism of action of ataciguat and its preferential targeting to valvular oxidized sGC, we believe there is reason to assess its efficacy in patients with moderate aortic stenosis, differing from patient populations previously studied by Sanofi.

Summary table of studies completed prior to 2009 by Sanofi

Trial ID	Phase	Subjects	Design
1002	1b	26/27	Placebo-controlled SAD trial in healthy male volunteers
1004	1	18/18	Placebo-controlled DDI trial (aspirin)
1005	1	6/6	Investigation of mass balance and metabolism of single oral dose in healthy male volunteers
1006	1	12/12	Open-label PK, safety, tolerability of single dose in healthy female volunteers
1007	1	12/12	Open-label PK, safety, tolerability of 3 oral formulations under fasting conditions in healthy volunteers
1008	1	18/36	Placebo-controlled trial of single oral dose on heart-rate variability
1009	1	13/13	Open-label relative bioavailability, PK, safety, tolerability of 3 oral formulations under fasting conditions in healthy volunteers
1010	1	12/12	Open-label SAD (capsule formulation) with food interaction screen
1011	1	37/37	Open-label multiple-dose in healthy males
1012	1	13/13	Open-label DDI trial (tolbutamide) in healthy male volunteers
1013	1	18/35	Placebo-controlled DDI trial (warfarin) in healthy male volunteers
1014	1	23/31	Placebo-controlled SAD trial in participants with coronary artery disease
INT 10590	1	23/23	Open-label DDI trial (ketoconazole) in healthy volunteers
INT 10682	1	16/16	Open-label DDI trial (midazolam) in healthy volunteers
INT 10697	1	23/23	Open-label DDI trial (oral contraceptive steroid) in healthy female volunteers
PDY 6744	1	21/21	Placebo-controlled DDI trial (glycerol nitrate) in healthy male volunteers
BDR 6935	1	36/36	Open-label trial of two capsule formulations under fed/fasted conditions in healthy volunteers
2001	2a	257/313	Placebo-controlled trial of anti-ischemic activity of multiple doses in participants with stable angina pectoris
DFI 6174	2a	330/553	Placebo-controlled trial of single dose in participants with peripheral artery disease Fontaine Stage II in combination with clopidogrel
DFI 10569	2a	59/62	Placebo-controlled trial of single dose in participants with chronic neuropathic pain

Phase 2 moderate CAVS trial

A Phase 2 randomized, placebo-controlled, double-blind trial in participants with moderate CAVS was conducted to evaluate the safety, tolerability and efficacy of Ataciguat in slowing progression of aortic valve calcification, aortic valve dysfunction and ventricular dysfunction. All patients were studied in the Clinical Research Unit at the Mayo Clinic. A total of 23 randomized participants received oral doses of either 200 mg Ataciguat capsules (n=12) or matching placebo (n=11) daily for at least six months. The primary endpoint was the change from baseline to six months in AVC at six months, as assessed by computed tomography scanning. Secondary endpoints were changes from baseline to six months in AVA as measured by Doppler and measures of left ventricular structure (LV mass index) and function (cardiac output, diastolic function) as assessed by two-dimensional echocardiography.

Ataciguat Phase 2 study design

Results of the Phase 2 trial, published in Circulation in February 2025 and post-hoc analyses presented at the American Heart Association Scientific Sessions in November 2025, showed improvements in measures of valvular compliance, CO and cardiac function when compared to placebo at six months, suggesting that treatment with Ataciguat has the potential to slow the progression of AVC.

After six months of treatment with Ataciguat, progression of AVC was attenuated by greater than 50% compared to placebo. Placebo-treated patients displayed progressive worsening of aortic valve stenosis during the six-month follow-up period, while patients on Ataciguat exhibited less worsening of aortic valve stenosis versus baseline. Treatment with Ataciguat appeared to slow the progression of worsening diastolic function and tended to improve measures of systolic function including CO, stroke volume and LVEF, with minimal changes in mean gradient or peak velocity.

Ataciguat Phase 2 trial key endpoints

No deaths were reported during the trial. One SAE of elevated liver enzymes was reported in the Ataciguat arm. The participant was taking concomitant simvastatin and ibuprofen during the treatment period, which were discontinued and liver enzymes returned to normal three months later. A second SAE for worsening dyspnea was reported in a participant in the placebo arm. Importantly, although Ataciguat was correlated with slowing of the progression of valvular calcification, bone mineral density was not negatively impacted by long-term treatment with Ataciguat. A subset of patients continued treatment through 12 months with no new safety signals observed through the full duration of follow-up.

Phase 1b clinical data

A Phase 1b randomized, placebo-controlled, double-blind clinical trial was conducted to evaluate the safety of Ataciguat in participants with mild to moderate CAVS. A total of 36 participants with mild to moderate CAVS were given Ataciguat at 100 mg (n=10) or 200 mg (n=9), or matching placebo (n=17) daily for 14 days. All patients were studied in the Clinical Research Unit at the Mayo Clinic. In this trial, Ataciguat was found to be generally well-tolerated with no evidence of symptomatic or asymptomatic hypotension or orthostatic intolerance as assessed with both tilt table testing and a controlled transition from a seated to standing position. No deaths were reported during the trial. Two SAEs were reported in the Ataciguat arm, dizziness and hematuria, and were considered to be mild in severity.

Non-clinical studies

In a preclinical mouse model of CAVS, Ataciguat at approximately 20 mg/kg/d was correlated with slowing of the accumulation of valvular calcium and prevention of the progression of aortic valve stenosis and its associated ventricular hypertrophy/dysfunction. In vitro, in cells from human calcific valves treated with Ataciguat, the activity of oxidized sGC was increased to produce cyclic guanosine monophosphate (“cGMP”), preventing calcific/osteogenic signaling. Notably, these effects were observed to be free of blood-pressure reductions, suggesting an intrinsic bias towards tissues with high oxidative stress levels.

The toxicity of repeated doses of Ataciguat was evaluated in rats and dogs. In a six-month GLP oral toxicity trial of Ataciguat in rats, slightly increased liver weights were observed at 500 mg/kg/day. No other toxicologically relevant effects were observed. In a 12-month GLP oral toxicity trial in dogs, no adverse findings were observed after oral administration of Ataciguat up to 200 mg/kg/day.

Clinical development plan

In June 2025, we initiated a Phase 2b, randomized, multicenter, placebo-controlled trial with Ataciguat, KATALYST-AV. The trial is currently enrolling patients with moderate CAVS and aims to further evaluate the effect of Ataciguat on slowing the progression of AVC, and to correlate changes in AVC with echocardiographic measures of cardiac structure and function. To evaluate how changes in cardiac structure and function relate to symptoms, the trial will also assess the correlation of AVC to cardiopulmonary function by pVO2. Given the underlying cardiac pathophysiology in CAVS can lead to the development of heart failure and that exercise intolerance is an important prognostic indicator of systolic and diastolic cardiac dysfunction in heart failure, we believe a net difference in pVO2 as measured by CPET between Ataciguat-treated participants and placebo, would be indicative of a clinically meaningful benefit in the preservation of cardiopulmonary function. We believe VO2 is an appropriate primary endpoint to support the approval of a pharmacologic therapy for moderate CAVS and better represents the treatment effect on the cardiopulmonary function overall rather than valve stiffening alone as measured by changes in AVC. While the Phase 3 trial is designed to measure our primary endpoint using CPET, we are also using our Prolaio platform technology to generate exploratory data on VO2.

KATALYST-AV is a two-part adaptive trial designed to drive intelligent clinical development that enables us to optimize for efficiency and is designed to increase the probability of success of the Phase 3 trial in delivering a result that would support a regulatory filing for Ataciguat.

Ataciguat KATALYST-AV Phase 2b trial in CAVS

The Phase 3 registrational trial will follow a similar design and will be initiated following completion of the enrollment of the Phase 2b trial.

Ataciguat KATALYST-AV Phase 3 trial in CAVS

The Phase 2b trial aims to investigate the effect of 200mg of daily Ataciguat on slowing progression of AVC and is expected to enroll approximately 132 patients. The change in AVC will be measured at 24 weeks as a primary endpoint, and key secondary endpoints include change in estimated VO2 and the correlation of change in estimated VO2 and AVC at 48 weeks. We are deploying Prolaio to enable home-based episodic ECG data collection and expect that using our Prolaio platform will yield more VO2 data than in-clinic CPET alone, making it easier for patients to comply with protocol. Additionally, the Phase 2b trial includes a CPET sub-trial, whereby approximately 50 patients will be enrolled to provide data on the change in pVO2 at 48 weeks and enable correlations between pVO2 and other measures of disease progression. Remote data collection of estimated VO2 and such other key data will be used to drive modeling and project change in pVO2 in the dedicated, Phase 3 registrational trial. Data readouts from the Phase 2b trial are meant to inform and provide adaptations to the dedicated, Phase 3 registrational trial to optimize the design and finalize the statistical analysis plan. The Phase 2b results will provide a baseline analysis of disease severity and guide whether the population to be enrolled in Phase 3 trial requires modifications to ensure the patients with the highest potential to benefit are identified. This analysis will include responders vs. non-responders and differences in men and women given the underlying differences in disease etiology. Given the moderate CAVS patient population has never been studied or assessed with clinical endpoints, such as change in VO2 and associated changes in measures of cardiac structure and function, we believe there is potential for us to make modifications to the trial to improve the trial design. Additionally, the correlation of change in AVC and VO2 from the Phase 2b trial will enable us to model the Phase 3 registrational clinical endpoint of change in pVO2 as measured by CPET. At the 24-week data readout, we expect to better understand how the ability to reduce calcium correlates to changes in cardiopulmonary function and other related measures of ventricular function and remodeling, and at what rate.

The primary dual endpoint of the Phase 3 registrational trial is change in AVA and pVO2 via CPET at 48 weeks, and secondary endpoints include change in AVC at 48 weeks, time to decision to proceed with TAVR/surgical aortic valve replacement or all-cause death and percentage of participants with progression to AVA <1.0cm2 at 48 weeks. The target enrollment for the trial will be dependent on the data observed in the Phase 2b trial. The trial may continue through 144 weeks based on the results of the 24-week and 48-week readouts.

We anticipate sharing Phase 2b interim data from KATALYST-AV in the first half of 2027. Initial baseline data from 35 patients potentially support the hypothesis that pVO2 correlates with measurement of diastolic function (E/e’) in moderate CAVS.

Tonlamarsen—Our ASO AGT inhibitor for the post-hospitalization management of ASH

Overview

Tonlamarsen is an investigational SC liver-directed, once-monthly ASO targeting hepatic AGT for the management of BP in ASH patients post-hospitalization. ASH is defined as a sudden elevation in BP greater than or equal to 180/110 mmHg. It is estimated that approximately six million patients in the United States present in emergency rooms with ASH each year, with about two million cases leading to hospitalization. Following hospital discharge, ASH patients are in a high-risk, vulnerable period and often experience ongoing health challenges, including chronic HTN and continued risk of target-organ damage in the weeks and months after their hospitalization. During this critical period, ASH patients experience all-cause hospital readmission rates of approximately 18% at 30 days and 35% at 90 days, including readmission for heart failure and chronic kidney diseases, highlighting the urgency to lower BP and improve the transitions of care during this time. Outcomes are particularly poor in this population, particularly for those who have experienced hypertensive emergencies (approximately 500,000 to 600,000 patients), where readmission for heart failure and chronic kidney diseases is common. The estimated one-year mortality rate for hospitalized ASH patients is 27%. Despite this, there are currently no treatments indicated for the post-hospitalization management of BP in patients with ASH.

Tonlamarsen targets hepatic AGT, a key regulator of BP homeostasis, with a once-monthly ASO designed to enable consistent, sustained BP management during the post-hospitalization transition period, until a patient’s condition can be managed with standard oral hypertensive therapeutics. We believe targeting hepatic AGT as a once-monthly ASO rather than a once-every-six-month RNAi gene silencing approach may offer the opportunity to controllably down-modulate AGT towards generally well-tolerated levels during a defined treatment period, rather than a prolonged silencing of AGT. This potentially eliminates the need for a reversal agent and can reduce potential toxicities caused by RNAi-mediated, sub-physiologic levels of hepatic AGT causing compensatory renal production of AGT. This compensatory production of AGT in tissues outside the liver can be associated with serious safety issues such as worsening of chronic kidney disease and acute kidney injury.

Kardigan in-licensed exclusive worldwide development and commercialization rights to Tonlamarsen, an investigational drug discovered and developed by Ionis in June 2024. Ionis designed Tonlamarsen as a next-generation ASO to improve on the AGT modulatory properties of previous clinical stage agents. Tonlamarsen was tested in a Phase 1 safety trial and a placebo-controlled Phase 2 trial in participants with uncontrolled HTN on one or more antihypertensive medications who received up to four monthly SC doses of Tonlamarsen. In the Phase 2 trial, treatment with Tonlamarsen was associated with reduced AGT levels in patients with uncontrolled HTN, and while not powered to study changes in BP, a shift in BP distributions towards safer levels was observed, demonstrating a BP reduction in patients with higher BP and preferentially associated with patients with higher AGT levels.

We believe that targeting post-hospitalization management of BP in patients with ASH, where we believe the underlying driver of HTN is AGT, can offer significant benefits for patients, including the potential to reduce the risk of recurrent ASH and rehospitalization, particularly for those with poor adherence or physiological resistance to daily medications. Furthermore, the ASH patient population has generally been excluded from studies of HTN, while AGT-targeted therapies have not, to our knowledge, been studied in ASH patients. We therefore conducted a study evaluating Tonlamarsen in uncontrolled HTN patients, combined with Prolaio, to better characterize its activity before initiating our development in ASH patients.

We conducted a larger Phase 2 trial, KARDINAL, to evaluate the BP-lowering efficacy of Tonlamarsen in adult participants with uncontrolled HTN on two or more antihypertensive medications that have not achieved their target BP. As part of this trial, we also assessed the Prolaio technology platform for home-based, high-density ECG monitoring and used the Carematix Blipcare BP800 device for home-based BP data collection to identify changes in BP as well as heart failure parameters. Findings of this trial, which were presented at the 2026 American College of Cardiology Annual Meeting and published in JACC, showed that in the Tonlamarsen group, participants experienced a statistically significant mean reduction in percent plasma AGT levels and a clinically meaningful mean reduction in oSBP across both randomized groups from baseline to Week 20. Notably, participants with the highest hypertensive burden (oSBP >150 mmHg at baseline) experienced the greatest mean reductions in oSBP. ASH is characterized by BP surges that drive recurrent hospitalizations and risk of target-organ damage. Importantly, in the Tonlamarsen group, we observed greater and more sustained reductions in hSBP surges ≥150 mmHg by 28%. These data, combined with the insights from our Prolaio platform, enabled us to determine that there was a strong clinical rationale for evaluating Tonlamarsen in patients with ASH.

While many patients who develop ASH have uncontrolled chronic HTN, the specific near-term risk to ASH patients is distinct and, in our view, requires study as a separate disease condition. Insights from the KARDINAL Phase 2 trial in uncontrolled HTN – including the observed AGT reduction and BP improvements, especially in patients with higher baseline BP – directly informed the design and patient selection criteria for our recently initiated KARDINAL-ASH trial, supporting the rationale for targeting AGT in the post-hospitalization management of ASH where discharge BP is expected to be >145 mmHg.

In the second quarter of 2026, we initiated a Phase 2b randomized, blinded, placebo-controlled, multicenter trial, KARDINAL-ASH, to further evaluate safety and efficacy of Tonlamarsen in the ASH patient population. Eligible participants are individuals recently discharged from the hospital with established cardiovascular or renal comorbidities, such as heart failure, cardiovascular disease, peripheral or other vascular disease, renal insufficiency, diabetic or hypertensive nephropathy, who had BP greater than or equal to 180/110 mmHg within the 24 hours preceding hospitalization or during the initial 24 hours of hospitalization. In KARDINAL-ASH, we are deploying our Prolaio platform with the Corsano wrist-worn biosensor for continuous home-based BP and ECG data collection during the post-discharge period to characterize BP management, BP excursions and cardiovascular parameters. KARDINAL-ASH does not incorporate electronic patient-reported outcomes, reflecting the focus on objective physiologic measurements of BP management and cardiovascular safety in this acute patient population.

We anticipate sharing Phase 2b topline data from KARDINAL-ASH in the first half of 2027.

Acute severe hypertension (ASH)

ASH is defined as a sudden elevation in BP greater than or equal to 180/110 mmHg, and it is estimated that approximately six million patients in the United States present in ERs with ASH each year. While many patients who develop ASH have underlying chronic HTN, the mechanisms by which patients develop ASH are complex and multi-causal. Standard oral antihypertensive medications for the treatment of chronic HTN have not been demonstrated to reduce the risk of ASH. The specific near-term risk to ASH patients is distinct and, in our view, requires study as a separate disease condition.

A significant portion of the ASH population, about two million patients in the United States, are determined to have severe elevations in BP that require hospitalization, with 500,000 to 600,000 considered to be hypertensive emergencies with evidence of acute target organ damage. Common forms of ASH-related target organ damage can include acute heart failure (“HF”) and pulmonary edema, neurologic disorders including encephalopathy, intracerebral hemorrhage and acute ischemic stroke, acute kidney injury (“AKI”), and impacts on the heart, eyes and other organs.

Tonlamarsen patient population

Following hospital discharge, ASH patients are in a high-risk, vulnerable period and often experience ongoing health challenges in the weeks and months after their hospitalization, with chronic HTN and continued risk of acute target-organ damage. There is a critical need to lower BP and improve transitions of care as these patients experience all-cause hospital readmission rates of approximately 18% at 30 days and 35% at 90 days. Outcomes are also poor in this population, particularly for those who have experienced hypertensive emergencies, where readmission for heart failure and chronic kidney disease is common. The estimated one-year mortality rate for hospitalized ASH patients is 27%. Patients with ASH often face significant co-morbidities, including 20% with heart failure and 10-30% with renal disease.

There are currently no treatments indicated for the post-hospitalization management of BP in patients with ASH. While other clinical-stage therapeutic candidates are targeting AGT, they are addressing a broader patient population such as uncontrolled HTN, and, to our knowledge, none of these therapies are being developed specifically to target the ASH patient population. The estimated direct and indirect cost of cardiovascular diseases in the US is more than $400 billion annually. We believe an investigational therapy like Tonlamarsen, which has the potential to provide consistent, sustained and effective BP management with monthly dosing and favorable tolerability, could address a significant unmet need if approved. We believe such a therapy may be particularly valuable during the high-risk period following an ASH hospitalization and for patients who experience poor adherence or physiological resistance to daily medications. Moreover, the novel antihypertensive market is projected to reach approximately $3 billion by 2032.

Our solution – Tonlamarsen

Tonlamarsen is an investigational SC, once-monthly ASO designed to target hepatic AGT for the management of BP in ASH post-hospitalization. AGT is a vital protein and hormone primarily produced by the liver. It is the sole precursor of the vital BP homeostasis system that modulates vascular tone and blood volume, while also playing important overall cardiovascular roles. AGT is the most upstream driver of the renin-angiotensin-aldosterone system (“RAAS”), a complex biological pathway essential for regulating BP and blood volume that involves many systems throughout the body including the blood vessels, kidneys, lungs, liver and the adrenal, hypothalamus and pituitary glands. In addition, AGT and its renin-cleaved products, both RAAS-directed and RAAS-independent (Des(Ang I) AGT), are also known to play many systemic roles, and the complete loss of systemic AGT has been shown to be lethal.

Tonlamarsen AGT mechanism of action

RAAS components also include renin and angiotensin-converting enzyme (“ACE”), which can act sequentially on AGT to produce angiotensin I (“Ang I”), a vasoconstrictor, which ultimately results in angiotensin II (“Ang II”), the primary active end-product of the RAAS cascade. Ang II, a potent vasoconstrictor, binds to AT1 receptors and acts via multiple mechanisms to contribute to HTN and related disease states such as HF and chronic kidney disease. In addition, Ang II stimulates the release of aldosterone from the kidneys, which further amplifies BP and fluid volume. Notably, Ang II levels also upregulate AGT expression/production, creating a vicious cycle in which AGT begets AGT.

Imbalance or dysfunction of the RAAS pathway can play a significant role in BP dysregulation and targeting the RAAS system is a known effective method for treating HTN and HF. Oral antihypertensives such as ACE inhibitors and angiotensin receptor blockers (“ARBs”) work by inhibiting the downstream renin and ACE enzymes that convert Ang I to Ang II. However, the treatment effect of these agents can be limited by compensatory RAAS pathways. Combination therapeutic strategies aimed at improving efficacy, so-called “dual therapy” with an ACE inhibitor plus an ARB, can result in adverse renal effects such as hypotension, hyperkalemia and AKI.

Tonlamarsen is designed to directly target down-modulation of hepatic AGT to regulate the RAAS system upstream, at its sole precursor, as an alternate means of RAAS system modulation to elicit improved BP management. We believe this upstream targeting has the potential to be most efficacious in patients with suboptimal RAAS blockage due to compensatory mechanisms and has the potential to provide the benefits of RAAS suppression while minimizing renal complications. We believe this approach has the potential to lower BP and reduce high BP excursions in post hospitalization ASH patients while providing an optimal safety profile.

There is established rationale for down-modulating AGT in HTN. Human genetic studies have identified variants in the AGT gene, including the M235T polymorphism, that are associated with elevated plasma AGT levels and increased risk of HTN across diverse populations. As the sole precursor of the RAAS cascade, AGT is the most upstream substrate from which all downstream vasoconstrictive and volume-regulatory mediators are derived. In pathological conditions, elevated plasma AGT levels have been linked to increased BP and a higher prevalence of HTN, even after adjusting for other risk factors. Genetic variants in the AGT gene are also associated with increased risk of malignant HTN and ASH. AGT levels are also known to rise in response to stress hormones, including cortisol, which are commonly elevated during acute hypertensive episodes, creating a positive feedback loop in which elevated AGT promotes further RAAS activation and BP dysregulation. Clinical trial results announced by a third party developing a clinical-stage RNAi therapy showed that inhibition of AGT in the liver led to a reduction in circulating Ang II and led to significant reductions in BP in patients with chronic HTN.

Tonlamarsen ASO utilizes ligand-conjugated antisense (“LICA”) technology design to facilitate its delivery to the liver. Targeting hepatic AGT as a once-monthly ASO enabled controlled down-modulation of AGT levels in the KARDINAL trial, resulting in a 67% reduction in plasma AGT levels in patients receiving five monthly doses of 90 mg Tonlamarsen, rather than near-complete silencing of AGT translation seen with RNAi therapies. We believe this distinction is clinically meaningful: a monthly dosing regimen allows for adjustment of therapy based on clinical response, and effects of treatment are expected to resolve more quickly upon discontinuation compared to longer-acting RNAi gene silencing approaches, which achieved near-complete AGT knockdown for approximately six months per dose in data reported from third-party clinical trials. The development of a reversal agent for RNAi-based AGT therapies by a third party further underscores the importance of controllability in this therapeutic class. Because Tonlamarsen primarily targets hepatic AGT while sparing renal AGT production, it has the potential for reduced risk of hyperkalemia and acute kidney injury compared to aggressive systemic RAAS blockade.

The LICA technology incorporated in Tonlamarsen is a triantennary GalNAc moiety that targets asialoglycoprotein receptors on the liver cell surface, resulting in the selective inhibition of AGT expression within the liver. By leveraging this GalNAc-mediated uptake, Tonlamarsen primarily affects circulating AGT while sparing renal production and protecting vital intrarenal signaling. Consequently, by avoiding the excessive inhibition often seen with traditional RAAS blockers, Tonlamarsen has the potential for an improved therapeutic index with a lower occurrence of hyperkalemia and AKI.

Clinical data

Three clinical trials of Tonlamarsen have been completed to date. A Phase 1 SAD trial in healthy volunteers and a Phase 2 trial in participants with uncontrolled HTN on one or more antihypertensive medications were conducted by Ionis. We conducted a larger Phase 2 trial, KARDINAL, in participants with uncontrolled HTN who are on two or more antihypertensive medications.

KARDINAL Phase 2 clinical trial

KARDINAL was a randomized, double-blind, placebo-controlled, parallel group, Phase 2 clinical trial to assess the safety and efficacy of Tonlamarsen in 198 patients with uncontrolled hypertension (systolic blood pressure greater than 135 mmHg) (“uHTN”) on a background of two to five therapies for the management of chronic hypertension, including greater than 80% on ACE/ARB. As part of this trial, we also assessed the Prolaio technology platform for home-based, high-density ECG monitoring and used the Carematix Blipcare BP800 device for home-based BP data collection to identify changes in BP as well as heart failure parameters. In March, we presented results from KARDINAL at American College of Cardiology’s Annual Scientific Session & Expo (ACC.26) and simultaneously published in JACC. In the clinical trial, participants in the Tonlamarsen group experienced a statistically significant mean reduction in percent plasma AGT levels and a clinically meaningful mean reduction in oSBP across both randomized groups from baseline to Week 20. We believe these results highlight the intended biological effect and target engagement of Tonlamarsen and support advancing to a Phase 2b clinical trial in patients with ASH.

The trial was comprised of a four-week Part A placebo lead-in and an active four-week run-in period to identify patients with maximum benefit. Participants were then randomized to monthly injections of Tonlamarsen or placebo for 16 weeks, followed by an eight-week safety follow-up, for a total of 32 weeks. Primary endpoints were the percent change from baseline in plasma AGT levels to Week 20 and change from baseline in mean systolic blood pressure (“SBP”) to Week 20 between treatment groups. Secondary endpoints included safety and tolerability, proportion of participants with mean office seated SBP <130 mmHg at week 20 (in-office), change from baseline in mean self-assessed home SBP through Week 20, proportion of participants with any daily average home SBP ≥150 mmHg at Week 20 and change from baseline in mean office seated diastolic blood pressure (“DBP”) to Week 20.

Tonlamarsen KARDINAL Phase 2 trial in patients with uHTN

After the four-week placebo run-in period, all eligible subjects received 90 mg Tonlamarsen and were then randomized to continued monthly dosing for five total doses or placebo. The results of the clinical trial reflected a dose-dependent, statistically significant mean reduction in percent AGT levels, with patients receiving five monthly doses of 90 mg Tonlamarsen achieving a 67% reduction from baseline to Week 20 compared with a 23% reduction in patients receiving a single dose (p≤0.0001, co-primary endpoint). Mean reduction in oSBP from baseline to Week 20 did not differ significantly between treatment groups due to an unexpected, prolonged effect in the single dose arm (p=0.97, co-primary endpoint).

Tonlamarsen KARDINAL Phase 2 data in uHTN

Part A[a]:
Placebo lead-in
Part B[a]:
Active run-in
Part C[b]:
Randomized double-blind treatment
Proportion of subjects with self-assessed home SBP surges (≥150 mmHg) (%)
100
80
60
40
20
0
61.0%
(47.4 to 73.5)
61.4%
(49.0 to 72.8)
50.0%
(36.6 to 63.4)
58.3%
(44.9 to 70.9)
78.0%
(64.0 to 88.5)
50.0%
(34.9 to 65.1)
n=59
n=70
n=58
n=60
n=50
n=46
Week −4 to 0
Week 0 to 4
Week 4 to 20

In additional analyses, a mean reduction in oSBP of -6.7 mmHg from baseline to Week 20 was observed in both treatment groups (single-dose Tonlamarsen group: 95% CI, - 9.8 to -3.5 mmHg; five-dose Tonlamarsen group: 95% CI, -9.8 to -3.6 mmHg). Notably, participants in the KARDINAL trial with the highest hypertensive burden (oSBP >150 mmHg at baseline) experienced the greatest mean reduction in oSBP (-8.9 mmHg to Week 20). Additionally, greater and more sustained reductions in hSBP surges of >150 mmHg were observed in patients who received additional doses of Tonlamarsen during Part C, supporting durability with reduced BP surges >150 mmHg by 28%. We believe these results, informed through the use of Prolaio, support the clinical rationale for evaluating Tonlamarsen in patients with ASH.

Tonlamarsen was generally well-tolerated, with a safety profile comparable to prior studies. Worsening renal function was uncommon and there were no meaningful signs of treatment-related hypotension or hyperkalemia. In the Phase 2 trial in uHTN, three SAEs were reported as related to the study medication by the investigator, each occurring in one participant. The reported TRSAEs were increased blood glucose, which was categorized as serious, loss of consciousness, which was categorized as moderate severity, and one TRSAE of fatal renal failure. Both the increased blood glucose TRSAE and loss of consciousness were recovered and resolved. The SAE of fatal renal failure occurred many weeks after the end of study visit. After careful review, the sponsor considered this SAE to be unrelated to Tonlamarsen due to the prolonged time lapse from last dose of study medication and onset of symptoms.

Prior Ionis sponsored Phase 2 clinical trial

Ionis conducted a Phase 2 trial in a total of 48 participants with HTN who were randomized 3:1 in parallel cohorts to receive up to four SC monthly doses of Tonlamarsen (30, 60 or 90 mg) or placebo in a double-blind, randomized, placebo-controlled trial. Tonlamarsen was generally well-tolerated. There were no deaths or drug-related SAEs in this trial. There were no safety concerns in vital signs, including HR and BP, and no clinically relevant changes in ECGs or laboratory parameters. No safety signals were observed for hyperkalemia, hypotension or acute renal failure in this trial, which we believe is an important finding in a population receiving ACE inhibitors and ARB therapy.

In the Tonlamarsen group, participants experienced a significant and dose-dependent reduction in plasma AGT at Day 99. AGT reductions were sustained throughout the post-treatment period. Treatment with Tonlamarsen was associated with reduced AGT levels in patients with uncontrolled HTN, and while not powered to study changes in BP, in the Tonlamarsen group, participants exhibited improved BP distributions toward safer levels, demonstrating a BP reduction in patients with higher BP that was preferentially associated with patients with higher AGT levels. As a result of this trial, the 90 mg dose was selected for further clinical development.

Phase 1 clinical trial

Ionis also conducted a Phase 1 SAD trial, in which five dose levels of Tonlamarsen (10, 30, 60, 90 and 120 mg) were evaluated in 40 healthy volunteers who were randomized 3:1 in each dosing cohort. A single dose of Tonlamarsen was generally well-tolerated in healthy volunteers. No deaths, SAEs or drug-related AEs leading to trial discontinuation were reported. There were no safety concerns in vital signs, including HR and BP, and no clinically relevant changes in ECGs or laboratory parameters. Importantly, no clinically relevant events of hyperkalemia, hypotension or renal abnormalities were observed in the trial.

In this trial, treatment with Tonlamarsen showed dose- and concentration-dependent reductions in plasma AGT levels. The mean change and mean percentage change from baseline in AGT reductions were robust, sustained and significant at every visit through Day 71 following a single dose of 60 mg Tonlamarsen and through Day 85 following a single dose of 90 mg or 120 mg Tonlamarsen. The reductions were sustained after dosing and demonstrated a predictable time to offset.

Non-clinical studies

The nonclinical development program for Tonlamarsen has included a wide range of studies evaluating pharmacology, pharmacodynamics, PK and toxicology.

In preclinical studies, hypertensive rats treated with hepatic AGT ASOs showed robust and sustained BP-lowering effects that were not accompanied by hypotensive events or renal injury. For example, in the high-salt-fed spontaneously hypertensive rat (“SHR”), AGT ASO treatment produced robust BP reduction and reduced mortality relative to ACE inhibitor without any hypotensive events. The safety pharmacology and tolerability of ASO-mediated AGT reduction in rats have been characterized in preclinical studies. Plasma AGT reduction of up to 90% over four weeks did not produce any adverse hemodynamic effects, as no changes in HR or hypotensive effects were observed in healthy, normotensive, salt-replete rats.

Assessment of the toxicity of Tonlamarsen included GLP studies evaluating weekly doses in mice and monkeys over 13 weeks, doses every other week in mice over 26 weeks, and monthly doses in monkeys over nine months. In these toxicology studies, the most noteworthy findings observed in mice and monkeys were non-specific class effects related to the uptake and accumulation or the known proinflammatory effects of ASOs. No toxicologically relevant findings were considered related to the pharmacologic inhibition of AGT expression. Specifically, no hyperkalemia or changes in renal biochemistry were observed.

Clinical development plan

We are advancing Tonlamarsen in a late-stage clinical program focused on the post-hospitalization management of BP in patients with ASH. We believe this therapeutic approach could offer significant benefits for patients including the potential to reduce risk of recurrent ASH and rehospitalization, particularly for those with poor adherence or physiological resistance to daily medications. The ASH patient population has generally been excluded from studies of HTN, and AGT-targeted therapies have not been studied in ASH patients who presented with BP greater than or equal to 180/110 mmHg. While many patients who develop ASH have uncontrolled chronic HTN, the specific near-term risk to ASH patients is distinct and, in our view, requires evaluation as a separate condition.

Our planned clinical development program, KARDINAL-ASH, incorporates learnings from the KARDINAL trial and leverages our Prolaio technology platform for home-based BP data collection to characterize BP management, BP excursions and heart failure parameters during the post-hospitalization period. Key insights from the KARDINAL trial, include an observed relationship between AGT reduction and BP lowering, safety and tolerability of co-administration with antihypertensives and other observations from Prolaio-derived high-density BP data. Building on these insights, KARDINAL-ASH is designed to evaluate whether Tonlamarsen can provide sustained BP management during the critical post-discharge transition period when patients are at highest risk of recurrent ASH and rehospitalization.

In the second quarter of 2026, we initiated a Phase 2 trial, KARDINAL-ASH, to further evaluate safety and efficacy in the ASH patient population. KARDINAL-ASH is a Phase 2, randomized, blinded, placebo-controlled, multicenter trial of approximately 100 subjects, designed to assess the efficacy and safety of Tonlamarsen plus usual care in adult patients with ASH. Eligible participants are individuals recently discharged from the hospital with established cardiovascular or renal comorbidities, such as heart failure, cardiovascular disease, peripheral or other vascular disease, renal insufficiency, diabetic or hypertensive nephropathy, who had BP greater than or equal to 180/110 mmHg within the 24 hours preceding hospitalization or during the initial 24 hours of hospitalization. We anticipate sharing Phase 2b topline data from KARDINAL-ASH in the first half of 2027.

Tonlamarsen KARDINAL Phase 2 trial in ASH

Other clinical stage programs

In addition to our late-stage clinical candidates, we are advancing KAR-141 and several discovery-stage therapeutic candidates designed to address the underlying drivers of cardiovascular diseases. KAR-141, in-licensed from BMS Co., is an investigational oral, once-daily, PAR4 antagonist. PAR4 is a GPCR expressed on human platelets that contributes to platelet activation and thrombus propagation. Our discovery efforts focus on indications where we believe our expertise and technologies may enable the identification and development of novel therapies where no treatments exist. We intend to prioritize programs that complement our existing portfolio and leverage our capabilities in cardiovascular disease.

Prolaio

Prolaio is our proprietary clinical intelligence platform with integrated medical insights and data analytics designed to improve the efficiency and quality and increase the probability of success of cardiovascular clinical development. By integrating third-party clinical-grade wearable sensors, a patient-friendly user interface, and proprietary, Class I and Class II FDA-regulated devices, including 510(k) cleared algorithms, Prolaio captures continuous physiologic data and customized patient-reported outcome information throughout a clinical trial in an automated process with a higher frequency compared to traditional clinical trials. We plan to compile and analyze this data across our clinical programs to provide deeper insight into treatment effects than traditional, less-frequent clinic-based assessment models.

Our Prolaio platform is currently integrated across each of our clinical trials and utilized by all participating patients. Upon enrollment, a comprehensive Prolaio kit is delivered directly to the patient’s home, providing all necessary Bluetooth-enabled hardware to capture key cardiovascular metrics, such as heart rate, respiration rate, heart rate variability, atrial fibrillation, activity, and blood pressure, without a site visit. Through a tailored mobile interface, patients then manage their specific protocols, complete tasks, and record ePROs, ensuring high compliance and engagement while maintaining their normal routines.

To date, Prolaio holds over four million hours of continuous physiologic data. The Prolaio ecosystem is supported by over 20 issued patents and seven 510(k)-cleared algorithms for the measurement of vital signs and other key cardiovascular parameters. This established regulatory and clinical foundation allows us to deploy Prolaio broadly across our pipeline with confidence in data quality, reproducibility and regulatory rigor. Building on its established capabilities today, we believe Prolaio is positioned to shape and enable the design, execution and optimization of modern clinical development for precision cardiology, including through the following:

Prolaio’s benefits today:

•

Longitudinal data collection. Using the Prolaio platform, we continuously collect cardiovascular data, including heart rate, respiration rate, heart rate variability, atrial fibrillation, activity, BP and patient reported outcomes, across our ongoing studies. These data, delivered in a unified system, provide enhanced visibility into patient physiology at a higher frequency compared to the current fragmented model characterized by episodic in-clinic data collection during visits to trial sites.

•

Real-world data at scale. By capturing objective, quantifiable physiological and behavioral data from patients during their daily lives rather than in singular snapshots within a clinical setting, we believe we may be able to use Prolaio to mitigate well-documented sources of bias. These biases include motivation bias and the Hawthorne effect where patient performance is influenced by expectations of observing researchers. More significantly, the impact of stress-induced “white coat effect hypertension” can cause higher BP readings compared to home or ambulatory settings. These biases, if left unmitigated, can impair an accurate assessment of treatment effect.

•	Near real-time visibility. Continuous, near real-time data visibility provides timely and more granular insight into protocol adherence, data quality, treatment response, and safety.

•

Reduced patient burden. Prolaio’s mobile application is designed to directly reduce patient burden and prioritize ease of use throughout the clinical journey. By integrating protocolized data collection, and patient-reported outcomes into a single digital interface, we eliminate unnecessary travel and the mental effort of retrospective recall. Training and support materials are provided on a ‘just-in-time’ basis, ensuring participation is intuitive, home-based, and seamlessly integrated into the patient’s daily life.

•

Rapid, personalized signal detection for faster decision-making. Prolaio’s FDA-cleared Multivariate Change Index enables detection of statistically significant physiologic change from established personalized baseline relationships between physiological variables (i.e., a digital twin) over time, which we believe can be used to further inform routine univariate analyses in clinical trials.

Future Prolaio benefits in development:

•

Digital clinical endpoints. We continue to deploy the Prolaio platform to develop and potentially validate novel digital biomarkers for use in clinical trials. We intend to use Prolaio’s digital tools in pivotal trials for our product candidates and aim to seek FDA alignment in validating one or more novel digital biomarkers for regulatory decision-making purposes. For instance, we believe our recently FDA-cleared eVO2peak algorithm could be leveraged as a valid alternative to the CPET derived pVO2 and six-minute walk test (“6MWT”).

•

Decentralized trials. With digital clinical endpoints, we believe Prolaio has the potential to enable a more modern clinical trial format that extends beyond traditional site-based visits, capturing insights that reflect real-world scenarios. Decentralized trials support near real-time data capture and enhanced observability for sponsors, delivering higher density datasets, allowing for potential earlier detection of safety signals, and enabling adaptive trial design. Collectively, these capabilities can improve the generalizability of trial outcomes, accelerate timelines and enable more efficient trials. In addition, decentralized trials may reduce patient burden, improve adherence and expand access to broader, more representative patient populations.

•

Increased statistical power for smaller clinical trials. Continuous longitudinal data collection increases the number and richness of observations per participant, potentially enabling smaller, faster, more cost-effective cardiovascular trials compared with traditional intermittent assessment models. This approach is designed to drive statistical power by increasing the collected data density between scheduled clinical visits that otherwise would not have been collected under traditional study designs.

•

Increased probability of success. We believe our Prolaio technology will enable optimized cardiovascular clinical trials by permitting faster adaptation with greater precision than the traditional, often fixed, trial approach that relies on intermittent and often sparse data points. We believe this approach may increase our probability of clinical success due to:

•	Improved patient selection through enrichment strategies;

•	Higher fidelity data to improve signal detection;

•	Higher frequency data collection to mitigate challenges associated with data gaps; and

•	Optimized dosing strategies designed to increase the likelihood of detecting an effect size and to reduce patient exposure to suboptimal doses.

Continuous data collection and our AI algorithms

Prolaio enables continuous, remote measurement of vital signs and cardiac parameters in real-world settings (i.e., outside of the clinic) throughout the entire clinical trial interval, rather than relying solely on periodic, scheduled clinic-based assessments. Unlike traditional clinical trials that rely on infrequent, in-clinic assessments, Prolaio uses clinical-grade sensors worn by participants to capture physiologic data during daily life, including pulse, respiration, activity and electrocardiogram (“ECG”). We believe this real world, continuous data collection provides a more accurate view of physiologic variability while reducing patient and site burden, minimizing data gaps and improving visibility into treatment effects between clinic visits. Our Prolaio technology can also integrate data collected from third-party devices required by trial protocols, including measurements such as BP.

Data are transmitted from biosensors or other connected devices to a configurable mobile relay device and application with metrics and cadences specified by the protocols of individual clinical trials. The mobile application supports protocol adherence through structured workflows, reminders and patient education and training materials on demand. The mobile application also enables the capture of ePROs allowing participants to report symptoms, health status and perceived treatment effects.

High density data collected by the mobile relay device are continuously, securely streamed to the Prolaio cloud environment where proprietary AI-based algorithms analyze the data to generate measures of cardiovascular function and capacity that are then correlated with additional standard clinical assessments. This approach allows us to gain a deeper understanding of cardiovascular disease mechanisms in support of the development of our therapeutic candidates.

The recent 510(k) clearance we received from the FDA covers our novel estimate of pVO2, called eVO2peak, which we are actively utilizing as an exploratory measure in our clinical trials for Danicamtiv and Ataciguat. pVO2 is a clinically accepted measure of a patient’s functional capacity derived from CPET and has historically been important in clinical assessment. In a clinical trial setting, however, CPET has practical limitations, including the need for specialized equipment, trained personnel and for patients to complete a strenuous exercise protocol in clinic testing. Clinical trials may use the 6MWT, which is a simpler, less expensive alternative to CPET. However, it typically yields a more variable, statistically noisy estimate of functional capacity and must be performed under supervision in a clinical setting, resulting in limited, infrequent snapshots of capacity. We believe that assessing pVO2 through Prolaio’s eVO2peak digital biomarker approach offers potential advantages, including continuous and near real time data collection, reduced patient and site burden and lower overall cost. Additionally, unlike CPET and 6MWT, eVO2peak does not require a prescribed maximal effort or a fixed-duration exercise test, which we believe further supports its use for continuous assessment of functional capacity in clinical trial settings. While our clinical studies of Danicamtiv and Ataciguat are exploring the use of Prolaio to capture eVO2peak, our primary endpoint evaluates pVO2 to support regulatory decision-making and we do not intend to seek approval on the basis of the eVO2peak measurements we collect using Prolaio.

Given the breadth of physiologic measures captured using Prolaio, our platform includes multiple FDA-regulated devices. Prolaio currently has one Class I 510(k)-exempt medical device data system platform through which all data flow. Prolaio also has five FDA Class II 510(k) clearances covering clinically-validated algorithms for the measurement of vital signs and other cardiovascular parameters. The table below lists these devices, including their FDA classification and, where applicable, the associated premarket notification number. The platform may also incorporate validated algorithms from third-party partners. While Prolaio is authorized for marketing for these purposes, the use of Prolaio in our clinical trials to support regulatory decision-making for our therapeutic candidates has not yet been validated.

Device Name	Device Class	Premarket Notification	Submission (Year)
Prolaio Medical Device Data System	1	510(k) Exempt 21CFR§880.6310	N/A (Current)
Personalized Physiology Analytics Engine (PPA)	2	510(k) Cleared 21CFR§870.2300	K142512 (2015)
Prolaio Heart Rhythm Module (1.0)	2	510(k) Cleared 21CFR§870.2340	K180234 (2018)
Prolaio Heart Rhythm and Respiration Module (2.0)	2	510(k) Cleared 21CFR§870.2340	K183322 (2019)
Prolaio Heart Rhythm and Respiration Module (3.0)	2	510(k) Cleared 21CFR§870.2340	K193415 (2020)
Prolaio eVO2peak Module (1.0)	2	510(k) Cleared 21CFR§870.2200	K252204 (2025)

Manufacturing and Supply

We do not own or operate manufacturing facilities or employ manufacturing personnel and have no current plans to establish internal manufacturing capabilities. Instead, we rely, and expect to continue to rely, on established third-party contract manufacturing organizations (“CMOs”) for the development, production, testing and supply of our product candidates for preclinical and clinical studies. We maintain internal expertise in technical, manufacturing and quality functions to oversee these activities and support our regulatory submissions.

We intend to rely on third-party CMOs for commercial manufacturing if our product candidates receive regulatory approval. To support potential commercial demand, our manufacturing partners will need to scale production, or we may need to engage additional CMOs. We believe our manufacturing processes can be appropriately scaled to support both clinical and commercial supply requirements. However, interruptions in the supply of raw materials, drug substances, or finished product could impact our development timelines until alternative sources are qualified.

Commercialization

Given our stage of development, we have not yet established a commercial organization or distribution capabilities. If our product candidates receive regulatory approval, we intend to either build a commercial infrastructure to support product sales or utilize third parties for certain commercialization functions. At the appropriate time, we will recruit a sales force and a medical affairs team and take other steps to establish the necessary commercial infrastructure. As our current and future product candidates progress through clinical development, our commercial plans may change. Clinical data, the size of the development programs, the size of our target markets, the size of the requisite commercial infrastructure and manufacturing needs may all influence our commercialization strategies.

Competition

The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technology, the expertise of our management team, clinical capabilities, research and development experience and scientific knowledge provide us with competitive advantages, we face increasing competition from many different sources, including biotechnology and biopharmaceutical companies, academic institutions, governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

There are a number of large biotechnology and biopharmaceutical companies that are currently pursuing the development of new treatments for cardiovascular diseases. These include large companies with revenues and significant financial resources. However, we are not aware of any other companies currently in clinical development with therapeutics targeting the root cause of genetic DCM, moderate CAVS, or ASH.

To our knowledge, there are currently no other late-stage assets in development for genetic DCM. Cytokinetics is developing omecamtiv mecarbil (“OM”), a cardiac myosin activator, in a Phase 3 trial for patients with HFrEF and an ejection fraction of less than 30%, with trial completion expected in 2028. OM may be relevant as an adjacent competitive product. There are a number of assets in early clinical development for DCM more broadly, including oral small molecules, antibodies, and allogeneic stem therapy approaches. There is only one early-stage program we are aware of that is targeting sarcomeric genetic DCM, a BAG3 AAV gene therapy in development by Rocket Pharmaceuticals.

We intend to rely on third-party CMOs for commercial manufacturing if our product candidates receive regulatory approval. To support potential commercial demand, our manufacturing partners will need to scale production, or we may need to engage additional CMOs. We believe our manufacturing processes can be appropriately scaled to support both clinical and commercial supply requirements. However, interruptions in the supply of raw materials, drug substances, or finished product could impact our development timelines until alternative sources are qualified.

Commercialization

Given our stage of development, we have not yet established a commercial organization or distribution capabilities. If our product candidates receive regulatory approval, we intend to either build a commercial infrastructure to support product sales or utilize third parties for certain commercialization functions. At the appropriate time, we will recruit a sales force and a medical affairs team and take other steps to establish the necessary commercial infrastructure. As our current and future product candidates progress through clinical development, our commercial plans may change. Clinical data, the size of the development programs, the size of our target markets, the size of the requisite commercial infrastructure and manufacturing needs may all influence our commercialization strategies.

Competition

The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technology, the expertise of our management team, clinical capabilities, research and development experience and scientific knowledge provide us with competitive advantages, we face increasing competition from many different sources, including biotechnology and biopharmaceutical companies, academic institutions, governmental agencies and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

There are a number of large biotechnology and biopharmaceutical companies that are currently pursuing the development of new treatments for cardiovascular diseases. These include large companies with revenues and significant financial resources. However, we are not aware of any other companies currently in clinical development with therapeutics targeting the root cause of genetic DCM, moderate CAVS, or ASH.

To our knowledge, there are currently no other late-stage assets in development for genetic DCM. Cytokinetics is developing omecamtiv mecarbil (“OM”), a cardiac myosin activator, in a Phase 3 trial for patients with HFrEF and an ejection fraction of less than 30%, with trial completion expected in 2028. OM may be relevant as an adjacent competitive product. There are a number of assets in early clinical development for DCM more broadly, including oral small molecules, antibodies, and allogeneic stem therapy approaches. There is only one early-stage program we are aware of that is targeting sarcomeric genetic DCM, a BAG3 AAV gene therapy in development by Rocket Pharmaceuticals.

There are currently no approved pharmacological treatments available specifically for slowing the progression of AVC in moderate CAVS. We are aware of several therapies that are being studied in mild to moderate CAVS with targets that are distinct from the role of sGC in the disease process. These include Novartis’ pelacarsen, targeting Lp(a), and Rednvia’s evogliptin, targeting DPP-4 inhibition. It remains uncertain whether these therapies will advance to late-stage development in CAVS, and neither therapy has demonstrated clinical benefit in CAVS to date. Additionally, pelacarsen has yet to demonstrate an impact on reducing atherosclerotic cardiovascular events. In addition, Edwards Lifesciences is currently conducting a study on the risks and benefits of earlier TAVR intervention in patients with moderate CAVS. While it is possible that surgical intervention may continue to move earlier in the disease, we think a safe and tolerable disease modifying pharmacological approach that slows progression and benefits cardiopulmonary function would be well positioned.

There are currently no approved therapies available specifically indicated to reduce blood pressure in ASH patients following hospital discharge to mitigate high hospital readmission rates and poor outcomes during this vulnerable period. However, we may face indirect competition from new therapeutics in clinical development to treat chronic HTN. Roche/Alnylam are developing an RNAi targeting AGT, zilebesiran, for twice-yearly treatment of uncontrolled HTN and resistant HTN and the program is currently in Phase 3 clinical trials. In a completed Phase 2 trial, zilebesiran demonstrated clinically meaningful, though not statistically significant, reductions in BP when added to antihypertensive medications. To date, clinical trials of zilebesiran have excluded patients with secondary HTN, including ASH. Aldosterone synthase inhibitors (“ASIs”) are another emerging class of therapies being developed for treatment-resistant HTN as once-daily oral therapies, including AstraZeneca’s baxdrostat and Mineralys Therapeutics’ lorundrostat, both of which have had NDAs accepted for review by the FDA in the United States. Hyperkalemia is the most commonly observed AE in clinical studies of ASIs.

Intellectual Property

We strive to protect and enhance the intellectual property and proprietary technology that are commercially important to the development of our business, including seeking, maintaining and defending patent rights, whether developed internally or licensed from third parties. We may also rely on trademarks, copyrights and trade secrets relating to our proprietary technology platform and on know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain our proprietary and intellectual property position. We additionally may rely on regulatory and other protections afforded through data exclusivity, market exclusivity and patent term extensions, where available.

Our commercial success depends in part upon our ability to obtain and maintain patent and other proprietary protection for commercially important technologies, inventions and trade secrets related to our business, defend and enforce our intellectual property rights, particularly our patent rights, preserve the confidentiality of our trade secrets and operate without infringing valid and enforceable intellectual property rights of others. A discussion of risks relating to intellectual property is provided under the section titled “Risk Factors—Risks Related to Intellectual Property.”

The patent positions for biopharmaceutical companies like us are generally uncertain and can involve complex legal, scientific and factual issues. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that any of our product candidates will be protectable or remain protected by enforceable patents. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors. Any patents that we hold may be challenged, circumvented or invalidated by third parties.

As of March 1, 2026, our patent estate, including patents and pending applications that we in-license from third parties and patents and pending applications that we obtained through our acquisition of the Prolaio platform, contains over 530 issued patents and pending patent applications directed to our product candidates and certain of our proprietary technology, inventions and improvements. In the United States, we own 4 U.S. issued patents, 3 pending non-provisional patent applications, and 1 provisional patent application. In jurisdictions outside of the United States, we own 9 issued patents and 7 non-provisional patent applications. Additionally, in the United States, we exclusively in-license 16 issued patents and 10 pending non-provisional patent applications. In jurisdictions outside of the United States, we exclusively in-license approximately 330 issued patents and approximately 150 pending patent applications, including 2 Patent Cooperation Treaty (“PCT”) applications that, in some cases, are counterparts to the foregoing U.S. patents and patent applications.

Our patent estate includes patents and pending patent applications for our clinical stage product candidates Ataciguat, Danicamtiv, and Tonlamarsen, as well as our preclinical stage candidates and proprietary inventions and improvements relating to our acquired Prolaio platform. With respect to Ataciguat, Danicamtiv,

Tonlamarsen, our preclinical stage candidates and our Prolaio platform, our patent estate as of March 1, 2026, is summarized below.

With respect to our Ataciguat program, we exclusively in-license from Mayo a patent family directed to methods of using Ataciguat for treating heart valve calcification and aortic sclerosis. The patent family includes granted patents in the U.S., Germany, Spain, France, Great Britain and Italy. The patent family also includes a pending patent application in the U.S. The granted patents and any patent issued from a pending patent application in the patent family are expected to expire in 2033, exclusive of any possible patent term adjustments, extensions or other forms of exclusivity and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees.

With respect to our Danicamtiv program, we exclusively in-license from MyoKardia six patent families directed to the composition of matter for Danicamtiv, salts and crystalline forms thereof, manufacturing methods and methods of treatment. Patent Family 1 of the Danicamtiv program is directed to the composition of matter of Danicamtiv and includes granted patents in such jurisdictions as the U.S., Canada, China, France, Germany, Great Britain and Japan. Patent Family 1 also includes pending patent applications in the U.S., China and certain other jurisdictions and an allowed patent application in the European Patent Office. The granted patents included in Patent Family 1 and any patent issuing from a pending or allowed patent application in Patent Family 1, if granted, are expected to expire in 2036, exclusive of any possible patent term adjustments, extensions or other forms of exclusivity and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees. Patent Family 2 of the Danicamtiv program is directed to the composition of matter of solid forms (e.g., crystalline forms) of Danicamtiv and includes granted patents in the U.S. and certain other jurisdictions. Patent Family 2 of the Danicamtiv program also includes pending patent applications in such jurisdictions as the U.S., Canada, China, the European Patent Office and Japan. The granted patents included in Patent Family 2 and any patent issuing from a pending patent application in Patent Family 2, if granted, are expected to expire in 2040, exclusive of any possible patent term adjustments, extensions or other forms of exclusivity and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees. Patent Family 3 of the Danicamtiv program is directed to methods of treating systolic dysfunction, including types of dilated cardiomyopathy, with Danicamtiv and includes pending applications in such jurisdictions as the U.S., Canada, China, the European Patent Office and Japan. Any patent issuing from a pending patent application in Patent Family 3, if granted, is expected to expire in 2040, exclusive of any possible patent term adjustments, extensions or other forms of exclusivity and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees. Patent Family 4 of the Danicamtiv program is directed to methods of manufacturing Danicamtiv and includes granted patents in such jurisdictions as the U.S. and Japan. Patent Family 4 of the Danicamtiv program also includes pending applications in Canada, China, the European Patent Office, and certain other jurisdictions. The granted patents included in Patent Family 4 and any patent issuing from a pending patent application in Patent Family 4, if granted, are expected to expire in 2039, exclusive of any possible patent term adjustments, extensions or other forms of exclusivity and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees. Patent Family 5 of the Danicamtiv program is also directed to methods of manufacturing Danicamtiv and includes a pending PCT application. Any patent claiming priority to the PCT application of Patent Family 5, if granted, will be expected to expire in 2045, exclusive of any possible patent term adjustments, extensions, or other forms of exclusivity and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees. Patent Family 6 of the Danicamtiv program is directed to methods of treating atrial dysfunction with Danicamtiv and includes pending patent applications in such jurisdictions as the U.S., Canada, China and the European Patent Office, and an allowed patent application in Japan. Any patent issuing from a pending or allowed patent application in Patent Family 6, if granted, is expected to expire in 2041, exclusive of any possible patent term adjustments, extensions or other forms of exclusivity and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees.

With respect to our Tonlamarsen program, we exclusively in-license from Ionis four patent families directed to the composition of matter for Tonlamarsen, generically or specifically, methods of using Tonlamarsen to modulate angiotensinogen expression, and methods of using Tonlamarsen to treat disorders mediated by angiotensinogen expression. Patent Family 1 of the Tonlamarsen program is generically directed to the composition of matter of Tonlamarsen and includes pending patent applications in such jurisdictions as the U.S., Canada, China, the European Patent Office and Japan. Any patent issuing from a pending patent application in Patent Family 1, if granted, is expected to expire in 2036, exclusive of any possible patent term adjustments, extensions or other forms of exclusivity and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees. Patent Family 2 of the Tonlamarsen program is directed to the composition of matter and pharmaceutical compositions of Tonlamarsen and includes granted patents in such jurisdictions as the U.S., China, France, Germany, Great Britain, Japan, Italy and Spain. Patent Family 2 of the Tonlamarsen program also includes pending patent applications in such jurisdictions as Canada, China, the European Patent Office and Japan, and an allowed patent application in the U.S. The granted patents included in Patent Family 2 and any patent issuing from a pending or allowed patent application in Patent Family 2, if granted, are expected to expire in 2041, exclusive of any possible patent term adjustments, extensions or other forms of exclusivity and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees. Patent Family 3 of the Tonlamarsen program is directed to methods and Tonlamarsen compositions for reducing angiotensin in a subject and includes a pending PCT application. Any patent claiming priority to the PCT application of Patent Family 3, if granted, is expected to expire in 2044, exclusive of any possible patent term adjustments, extensions or other forms of exclusivity and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees. Patent Family 4 of the Tonlamarsen program is directed to a modified antisense oligonucleotide that generically encompasses Tonlamarsen to treat RAS pathway mediated resistant hypertension and includes granted patents in such jurisdictions as France, Germany, Great Britain, Italy and Spain. Patent Family 4 of the Tonlamarsen program also includes a pending patent application in the European Patent Office. The granted patents included in Patent Family 4 and any patent issuing from the pending European Patent Office patent application of Patent Family 4, if granted, are expected to expire in 2033, exclusive of any possible patent term adjustments, extensions or other forms of exclusivity and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees.

We also own a U.S. provisional patent application directed to methods of using Tonlamarsen for treating acute severe hypertension and any patent issuing from a patent application claiming priority to the U.S. provisional application, if granted, is expected to expire in 2046, exclusive of any possible patent term adjustments, extensions or other forms of exclusivity and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees.

We exclusively in-license from BMS Co. two patent families directed to small molecule protease activated receptor 4 (“PAR4”), inhibitors. Patent Family 1 is directed to small molecule PAR4 inhibitors and methods of treating thromboembolic disorders and includes granted patents in such jurisdictions as the U.S., Canada, China, Germany, Great Britain, France, Italy, Japan and Spain. Patents included in Patent Family 1 are expected to expire in 2033, exclusive of any possible patent term adjustments, extensions or other forms of exclusivity and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees. Patent Family 2 is directed to the composition of matter of solid forms (e.g., crystalline forms) of a small molecule PAR4 inhibitor and its use in the treatment of thromboembolic disorders. Patent Family 2 includes granted patents in such jurisdictions as the U.S., China, Germany, Great Britain, France, Italy and Japan. Patent Family 2 also includes pending patent applications in the U.S., China and certain other jurisdictions, and an allowed patent application in Canada. The granted patents included in Patent Family 2 and any patent issuing from a pending or allowed patent application in Patent Family 2, if granted, are expected to expire in 2039, exclusive of any possible patent term adjustments, extensions or other forms of exclusivity and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees.

Through our acquisition of Prolaio, Inc., we obtained a portfolio of patent families for the Prolaio platform technology including three patent families directed to systems and methods for residual-based health monitoring, improving cardiovascular health and for detecting conditions from physiology data. Patent Family 1 is directed to systems and methods for residual-based health monitoring and includes granted patents in the U.S., Canada, China, France, Germany, Great Britain and Japan. Patent Family 1 also includes an allowed U.S. patent application and a pending U.S. patent application. The granted patents included in Patent Family 1 and any patent issuing from a pending or allowed patent application in Patent Family 1, if granted, are expected to expire in 2031, exclusive of any possible patent term adjustments, extensions or other forms of exclusivity and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees. Patent Family 2 is directed to systems and methods for improving cardiovascular health and includes three granted U.S. patents and a granted patent in China. Patent Family 2 also includes pending patent applications in jurisdictions such as the U.S and the European Patent Office. The granted patents included in Patent Family 2 and any patent issuing from a pending patent application in Patent Family 2, if granted, are expected to expire from 2039 to 2040, exclusive of any possible patent term adjustments, extensions or other forms of exclusivity and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees. Patent Family 3 is directed to apparatuses and methods for detecting conditions from physiology data and includes pending patent applications in the U.S., Canada, China, the European Patent Office and Japan. Any patent issuing from a pending patent application in Patent Family 3, if granted, is expected to expire in 2043, exclusive of any possible patent term adjustments, extensions or other forms of exclusivity and assuming payment of appropriate maintenance, renewal, annuity and other governmental fees.

In the United States, the term of a patent covering an FDA-approved drug may be eligible for a patent term extension under the Hatch-Waxman Amendments as compensation for the loss of patent term during the FDA regulatory review process. The period of extension may be up to five years beyond the expiration of the patent but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Only one patent among those eligible for an extension may be extended, and a given patent may only be extended once. Similar provisions are available in Europe and in certain other jurisdictions to extend the term of a patent that covers an approved drug. If our product candidates receive FDA approval, we intend to apply for patent term extensions, if available, to extend the term of patents that cover the approved product candidates. We also intend to seek patent term extensions in any jurisdictions where they are available, however, there is no guarantee that the applicable authorities, including the FDA, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions.

In addition to patent protection, we also rely on know-how and trade secret protection for our proprietary information to develop and maintain our proprietary position. However, know-how and trade secrets can be difficult to protect. Although we take steps to protect our proprietary information, including restricting access to our premises and our confidential information, as well as entering into agreements with our employees, consultants, advisors and potential collaborators, third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. As a result, we may be unable to meaningfully protect our know-how, trade secrets, and other proprietary information.

In addition, we plan to rely on regulatory protection based on orphan drug exclusivities data exclusivities, and market exclusivities. See “—Government Regulation” for additional information.

License and collaboration agreements

License agreements with BMS Co.

In November 2024, we entered into a License Agreement with MyoKardia, a wholly owned subsidiary of BMS Co., related to Danicamtiv and other compounds (the “Dani Agreement”), and a separate License Agreement with BMS Co. related to KAR-141 (formerly known as BMS-986141) (“Par4”) and other compounds (the “Par4 Agreement”).

Dani agreement

Under the Dani Agreement, we received an exclusive, sublicensable (subject to certain conditions and restrictions), royalty-bearing license under certain MyoKardia patents and know-how to develop, manufacture, and commercialize Danicamtiv (formerly known as MYK-491) and certain related compounds thereto (the “Dani Lead Compounds”), certain back-up compounds and certain related compounds thereto (such compounds, collectively with the Dani Lead Compounds, the “Dani Licensed Compounds”), and pharmaceutical products containing such the Dani Licensed Lead Compounds (the “Dani Lead Compound Licensed Products”) and pharmaceutical products containing the Dani Back-Up Compounds (such products, collectively with the Dani Lead Compound Licensed Products, the “Dani Licensed Products”) for all human uses (the “BMS Licensed Field”) worldwide. We are obligated to use commercially reasonable efforts to (i) develop and seek regulatory approval for at least one Dani Licensed Product in at least one indication in the BMS Licensed Field in the U.S. and a certain number of major European markets in accordance with an agreed upon development plan, and (ii) commercialize at least one Dani Licensed Product for at least one indication in the BMS Licensed Field in the U.S. and a certain number of major European markets for which we (or an affiliate, sublicensee or subcontractor) have obtained regulatory approval.

As partial consideration for the rights granted to us under the Dani Agreement, we entered into a Subscription Agreement with MyoKardia pursuant to which we issued 1,251,107 shares of Series A redeemable convertible preferred stock to MyoKardia. As additional consideration for the licenses granted under the Dani Agreement, we are required to pay MyoKardia: (i) tiered royalties at a rate based on aggregate annual net sales by us, our affiliates and sublicensees of each Dani Licensed Product containing the same Dani Licensed Compound; (ii) a low double-digit percentage of any sublicensing revenue received by us, if we sublicense rights under MyoKardia patents or know-how for the development, manufacture or commercialization of any Dani Lead Compound or Dani Lead Compound Licensed Product to a third party within 24 months of the effective date, or November 2026; (iii) up to $42.5 million in the aggregate in development and regulatory milestone payments across all Dani Licensed Products; and (iv) up to $265.0 million in sales milestone payments for each of the first two Dani Licensed Products to achieve the applicable sales milestones. Our tiered royalties range from a subteen to high teen percentage of annual net sales of the Dani Licensed Products, subject to potential reductions following the expiration of valid patent claims, due to competition from generic products, for certain third party license fees, and in the event of a limit on the maximum price as a result of the Inflation Reduction Act of 2022 (the “Inflation Reduction Act”), subject to a customary reduction floor and potential carry-forward. The royalty term will expire on a country-by-country basis as to each Dani Licensed Product upon the later of: (i) the expiration or termination of the last valid claim of any of MyoKardia’s patent rights covering the composition of matter or method of using or making such Dani Licensed Product in such country; (ii) the expiration of regulatory exclusivity in such country for such Dani Licensed Product; and (iii) a specified anniversary of the first commercial sale of such Dani Licensed Product in such country. Upon expiration of the Dani Agreement in its entirety, our license under MyoKardia’s patents and know-how will become fully paid-up, royalty-free, perpetual and irrevocable.

During the first five years from the effective date, or until November 2029, we and our affiliates may not, either ourselves or through or on behalf of a third party, engage directly or indirectly in the clinical development, manufacture (excluding manufacturing for preclinical development), or commercialization of any competing molecule, other than a Dani Licensed Compound or Dani Licensed Product, that directly and selectively binds to cardiac myosin and either (i) stimulates, activates or otherwise increases cardiac myosin recruitment primarily in the ventricles or (ii) enhances cross bridge engagement primarily in the ventricles. In the event of a change of control of the Company, the acquiring entity and its pre-existing affiliates may continue the clinical development or commercialization of any competing molecule that such entity or its affiliates were developing or commercializing immediately prior to the consummation of such change of control, subject to certain conditions and restrictions, including the implementation of customary firewalls and restrictions on the use of MyoKardia’s intellectual property and confidential information. In addition, in the event we acquire a competing molecule (other than through a change of control), we must provide notification to MyoKardia and either divest the competing molecule or discontinue all development, manufacture or commercialization of the competing molecule, in each case, within specified time periods.

Under the Dani Agreement, we will deliver data packages to MyoKardia for the first Phase 2 trial and the first Phase 3 trial for any Dani Lead Compound Licensed Products in each of the following indications: (a) atrial fibrillation and (b) dilated cardiomyopathy or genetic dilated cardiomyopathy. Upon receipt of each data package, MyoKardia will have the right of first negotiation with respect to (i) co-funding development or co-commercialization of such Dani Lead Compound Licensed Products or (ii) exclusively licensing or acquiring all rights to such Dani Lead Compound Licensed Products. MyoKardia’s right of first negotiation will apply to any subsequent Phase 2 or Phase 3 trials of such Dani Lead Compound Licensed Products to the extent we have not previously assigned or granted rights to develop or commercialize such Dani Lead Compound Licensed Products to a third party as permitted by the Dani Agreement.

Either party may terminate the Dani Agreement in its entirety for the other party’s uncured material breach or upon certain insolvency events involving the other party. We may terminate the Dani Agreement (i) if we believe that development or commercialization of the Dani Licensed Products would pose an unacceptable safety risk to patients or (ii) for convenience, in each case, subject to specified prior written notice periods. If we or our affiliates or sublicensees contest or assist any third party in challenging the scope, validity, or enforceability of any MyoKardia patent that specifically relates to the composition of matter, formulation, or method of use or manufacture of the Dani Licensed Compounds or Dani Licensed Products, MyoKardia may terminate the Dani Agreement or, if such termination is not an available remedy under applicable law, increase our milestone payments, sublicensing revenues and royalty payments by a mid-double digit percentage, in each case, subject to certain exceptions.

Upon termination of the Dani Agreement for any reason, all licenses granted by MyoKardia will terminate and we must stop developing, manufacturing or commercializing all Dani Licensed Products (except that we may sell any inventory of usable Dani Licensed Products for a limited period). In certain termination scenarios (other than our termination for convenience or for safety reasons), MyoKardia will be required to negotiate in good faith a direct license with our existing sublicensees, subject to certain conditions unless such sublicense was pre-approved by MyoKardia, in which case, MyoKardia shall be required to enter into a direct license with such pre-approved sublicensee, subject to certain conditions. If the Dani Agreement is terminated for any reason other than our termination for unacceptable patient safety risks, we will, amongst other obligations, (i) automatically grant MyoKardia a royalty-bearing, exclusive, sublicensable, reversion license under certain intellectual property and know-how controlled by us or our affiliates relating to the Dani Licensed Compounds and Dani Licensed Products being developed by us or our affiliates or sublicensees as of the effective date of termination to develop, manufacture and commercialize such Dani Licensed Compounds and Dani Licensed Products in the BMS Licensed Field, with the royalty rate to be negotiated and agreed upon in good faith by the parties, and (ii) transfer and assign to MyoKardia certain regulatory documents and know-how relating to the Dani Licensed Compounds and Dani Licensed Products in the BMS Licensed Field.

Par4 agreement

Under the Par4 Agreement, we received an exclusive, sublicensable (subject to certain conditions and restrictions), royalty-bearing license under certain BMS Co. patents and know-how to develop, manufacture, and commercialize BMS-986141 and certain related compounds thereto (the “Par4 Lead Compounds”), certain back-up compounds and certain related compounds thereto (such compounds, collectively with the Par4 Lead Compounds, the “Par4 Licensed Compounds”) and, pharmaceutical products containing such the Par4 Lead Compounds (the “Par4 Lead Compound Licensed Products”) and pharmaceutical products containing the Par4 Back-Up Compounds (such products, collectively with the Par4 Lead Compound Licensed Products, the Par4 Licensed Compounds (“Par4 Licensed Products”) in the BMS Licensed Field (as defined above) worldwide. We are obligated to use commercially reasonable efforts to (i) develop and seek regulatory approval for at least one Par4 Licensed Product in at least one indication in the BMS Licensed Field in the U.S. and a certain number of major European markets in accordance with an agreed upon development plan, and (ii) commercialize at least one Par4 Licensed Product for at least one indication in the BMS Licensed Field in the U.S. and a certain number of major European markets for which we (or an affiliate, sublicensee or subcontractor) have obtained regulatory approval.

As partial consideration for the rights granted under the Par4 Agreement, we entered into a Subscription Agreement with BMS Co. pursuant to which we issued 293,469 shares of Series A redeemable convertible preferred stock. As additional consideration for the licenses granted under the Par4 Agreement, we are required to pay BMS Co.: (i) tiered royalties at a rate based on aggregate annual net sales by us, our affiliates and sublicensees of each Par4 Licensed Product containing the same Par4 Licensed Compound; (ii) a low double-digit percentage of any sublicensing revenue received by us, if we sublicense rights under BMS Co. patents or know-how for the development, manufacture or commercialization of any Par4 Lead Compound or Par4 Lead Compound Licensed Product to a third party within a certain number of months from the effective date, or November 2026; (iii) up to $10.0 million in the aggregate in development and regulatory milestone payments across all Par4 Licensed Products and (iv) up to $265.0 million in sales milestone payments for each of the first two Par4 Licensed Products to achieve the applicable sales milestones. Our tiered royalties range from a subteen to high teen percentage of annual net sales of the Par4 Licensed Products, subject to potential reductions following the expiration of valid patent claims, due to competition from generic products, for certain third party license fees, and in the event of a limit on the maximum price as a result of the Inflation Reduction Act, subject to a customary reduction floor. The royalty term will expire on a country-by-country basis as to each Par4 Licensed Product upon the later of (i) the expiration or termination of the last valid claim of any of BMS Co.’s patent rights covering the composition of matter or method of using or making such Par4 Licensed Product in such country; (ii) the expiration of regulatory exclusivity in such country for such Par4 Licensed Product; and (iii) a specified anniversary of the first commercial sale of such Par4 Licensed Product in such country. Additionally, certain BMS Co. patents and know-how are sublicensed by BMS Co. pursuant to an upstream license agreement with a university and we are responsible for reimbursing BMS Co. for certain milestone payments and other amounts payable under such upstream agreement that arise from our development, manufacturing or commercialization activities under the Par4 Agreement. The milestone reimbursement obligations include up to (i) $12.5 million in the aggregate in development and regulatory milestone payments per certain Par4 Licensed Products and (ii) $13.625 million in the aggregate in development and regulatory milestone payments per certain other Par4 Licensed Products. Upon expiration of the Par4 Agreement in its entirety, our license under BMS Co.’s patents and know-how will become fully paid-up, royalty-free, perpetual and irrevocable.

During the first five years from the effective date, or until November 2029, we and our affiliates may not, either ourselves or through or on behalf of a third party, engage directly or indirectly in clinical development, manufacture (excluding manufacturing for preclinical development), or commercialization of any molecule that directly binds to Par4. In addition, in the event of our change of control, the acquiring entity and its pre-existing affiliates may continue the clinical development or commercialization of any competing molecule that such entity or its affiliates were developing or commercializing immediately prior to the change of control, subject to certain conditions and restrictions, including the implementation of customary firewalls and restrictions on the use of BMS Co.’s intellectual property and confidential information. In addition, in the event we acquire a competing molecule (other than through a change of control), we must provide notification to BMS Co. and either divest the competing molecule or discontinue all development, manufacture or commercialization of the competing molecule, in each case, within specified time periods.

Under the Par4 Agreement, we will deliver data packages to BMS Co. for the first Phase 2 trial and the first Phase 3 trial for any Par4 Lead Compound Licensed Product. Upon receipt of each data package, BMS Co. will have the right of first negotiation with respect to (i) co-funding development or co-commercialization of such Par4 Lead Compound Licensed Product or (ii) exclusively licensing or acquiring all rights to such Par4 Lead Compound Licensed Product. BMS Co.’s right of first negotiation will apply to any subsequent Phase 2 or Phase 3 trials of such Par4 Lead Compound Licensed Products to the extent we have not previously assigned or granted rights to develop or commercialize such Par4 Lead Compound Licensed Products to a third party as permitted by the Par4 Agreement.

Either party may terminate the Par4 Agreement in its entirety for the other party’s uncured material breach or upon certain insolvency events involving the other party. We may terminate the Par4 Agreement if (i) we believe that development or commercialization of the Par4 Licensed Products would pose an unacceptable safety risk to patients or (ii) for convenience, in each case, subject to specified prior written notice periods. If we or our affiliates or sublicensees contest or assist any third party in challenging the scope, validity, or enforceability of any BMS Co. patent that specifically relates to the composition of matter, formulation, or method of use or manufacture of the Par4 Licensed Compounds or Par4 Licensed Products, BMS Co. may terminate the Par4 Agreement or, if such termination is not an available remedy under applicable law, increase our milestone payments, sublicensing revenues and royalty payments by a mid-double digit percentage, in each case, subject to certain exceptions.

Upon termination of the Par4 Agreement for any reason, all licenses granted by BMS Co. will terminate and we must stop developing, manufacturing and commercializing the Par4 Licensed Products (except that we may sell any inventory of usable Par4 Licensed Products for a limited period). In certain termination scenarios (other than our termination for convenience or for safety reasons), BMS Co. will be required to negotiate in good faith a direct license with our existing sublicensees, subject to certain conditions, unless such sublicense was pre-approved by BMS Co., in which case, BMS Co. shall be required to enter into a direct license with such pre-approved sublicensee, subject to certain conditions. If the Par4 Agreement is terminated for any reason other than our termination for unacceptable patient safety risks, we will, amongst other obligations: (i) automatically grant BMS Co. a royalty-bearing, exclusive, sublicensable, reversion license under certain intellectual property and know-how controlled by us or our affiliates relating to the Par4 Licensed Compounds and Par4 Licensed Products being developed by us or our affiliates or sublicensees as of the effective date of termination to develop, manufacture and commercialize such Par4 Licensed Compounds and Par4 Licensed Products in the BMS Licensed Field, with the royalty rate to be negotiated and agreed upon in good faith by the parties, and (ii) transfer and assign to BMS Co. certain regulatory documents and know-how relating to the Par4 Licensed Compounds and Par4 Licensed Products.

License agreement with Ionis

In June 2024, we entered into a License Agreement (the “Ionis License Agreement”) with Ionis Pharmaceuticals, Inc. (“Ionis”), pursuant to which we were granted an exclusive, worldwide, sublicensable (subject to certain conditions and restrictions), royalty-bearing license under certain Ionis intellectual property to develop and commercialize Tonlamarsen (formerly ION904) and products containing Tonlamarsen (the “Licensed Ionis Products”) in the field of prophylactic or therapeutic use in humans (the “Ionis Licensed Field”). We also received a non-exclusive, worldwide, sublicensable (subject to certain conditions and restrictions), royalty-bearing license under certain Ionis intellectual property to manufacture Tonlamarsen and Licensed Ionis Products in the Ionis Licensed Field. We are obligated to use commercially reasonable efforts to develop the Licensed Ionis Product in accordance with a specified development plan and to commercialize at least one Licensed Ionis Product in the Ionis Licensed Field in the United States and in a certain number of major European countries.

Until the third anniversary of the effective date of the Ionis License Agreement, or June 2027, neither party, nor its affiliates may develop or commercialize, or assist or grant a third party rights to develop or commercialize any ASOs designed to bind to RNA encoded by the human angiotensinogen gene, subject to certain exceptions. In addition, for the duration of the term of the Ionis License Agreement, Ionis and its affiliates may not develop or commercialize, or assist or grant a third party rights to develop or commercialize a certain ASO designed to bind to RNA encoded by the human angiotensinogen gene.

As initial consideration for the Ionis License Agreement, we made an upfront payment of $20.0 million to Ionis. As additional consideration for the licenses and rights granted to us by Ionis, we are required to pay Ionis: (i) milestone payments in the event of successful achievement of specified development and sales milestones of up to $35.0 million in development and regulatory milestone payments and up to $340.0 million in sales milestone payments; (ii) tiered royalties on net sales of Ionis Licensed Products by us, our affiliates and sublicensees with a rate based on net sales per calendar year, ranging from a subteen percentage to high teen percentage. The royalties are subject to potential reductions under certain scenarios. In the event that we undergo a change of control prior to receiving regulatory approval by the FDA and are acquired by one of certain major biopharmaceutical or pharmaceutical companies, if the acquisition price exceeds a certain dollar value, we will be required to pay Ionis a one-time change of control payment based on the acquisition price, ranging in the low tens of millions of dollars. The payment will accrue interest at a subteen percentage rate per annum, compounded annually, from the date of the Ionis License Agreement through the date such payment is made.

The royalty term will terminate on a Licensed Ionis Product-by-Licensed Ionis Product and country-by-country basis as to each Licensed Ionis Product upon the later of (i) expiration or termination of the last valid claim within certain Ionis patents, (ii) the date of expiration of any regulatory exclusivity for such Licensed Ionis Product, and (iii) a specified anniversary of the first commercial sale of such Licensed Ionis Product.

Unless earlier terminated, the Ionis License Agreement will continue on a Licensed Ionis Product-by-Licensed Ionis Product and country-by-country basis until the expiration of the royalty term for such Licensed Ionis Product in such country. Upon expiration, our license under Ionis’ know-how will become fully paid-up, royalty-free, perpetual and irrevocable. We may terminate the Ionis License Agreement for convenience upon prior written notice, and Ionis may terminate the Ionis License Agreement for our lack of material development or commercialization activities with respect to the Licensed Ionis Product for a certain continuous period of time, subject to a notice and cure period. Our lack of material development or commercialization activities based on written agreement of the parties or due to factors outside of our reasonable control will not trigger this termination right for Ionis. Either party may terminate the Ionis License Agreement for uncured material breach or certain insolvency events involving the other party.

Upon termination of the Ionis License Agreement for any reason, all licenses granted by Ionis will terminate and we must stop developing, manufacturing and commercializing the Licensed Ionis Products (except that we may complete and sell any works-in-progress and inventory for a limited period). If Ionis terminates the Ionis License Agreement, any sublicenses granted by us will survive and will be automatically assigned to Ionis, provided that the sublicense was granted in accordance with the Ionis License Agreement and the sublicensee is not in breach of the applicable sublicense agreement. Subject to such surviving sublicenses, in certain termination scenarios, Ionis will have the right to commercialize the Licensed Ionis Product, and the parties will negotiate reasonable economics therefor.

License agreement by and between Sanofi (“Sanofi”) and Rancho Santa Fe Bio, Inc. (“RSF”)

In June 2021, RSF entered into a license agreement with Sanofi, as amended in March 2022, January 2023, and November 2025 (collectively, the “Sanofi License”), under which RSF received a worldwide, exclusive, sublicensable (subject to certain conditions and restrictions), royalty-bearing license under certain Sanofi know-how to exploit Ataciguat (also known as HMR1766) and pharmaceutical products containing Ataciguat (“Ataciguat Products”) for all human and mammalian therapeutic, prophylactic and diagnostic uses (the “Sanofi License Field”). RSF became our wholly owned subsidiary in June 2024. Under the terms of the Sanofi License, we are required to use commercially reasonable efforts to develop Ataciguat Products in the Sanofi License Field in at least two indications, potentially including an orphan indication, in the U.S. and a certain number of major European countries, and to commercialize the Ataciguat Products in each country for which it has obtained regulatory approval.

As consideration for the rights granted to RSF by Sanofi, as of June 2022, RSF made non-refundable, non-creditable upfront cash payments totaling $525,000. If we succeed in developing and commercializing Ataciguat Products, we will be obligated to pay Sanofi up to an aggregate of $14.8 million in potential commercial milestone payments. We are also obligated to pay Sanofi tiered royalties ranging from low-single digit to mid-single digit percentages on worldwide annual net sales of Ataciguat Products by us and our affiliates and sublicensees. Our obligation to pay Sanofi royalties will expire on an Ataciguat Product-by-Ataciguat Product and country-by-country basis upon the latest to occur of (i) the expiration of the last to expire of certain issued patents or pending patents applications derived from the licensed Sanofi know-how containing a valid claim covering such product in such country, (ii) the expiration of all regulatory exclusivities for such product in such country, and (iii) a specified anniversary following the first commercial sale of such product in such country. If we sublicense or assign our rights under the Sanofi License, we are also obligated to pay Sanofi a subteen percentage of certain non-royalty sublicense or transfer revenue, including upfront fees, milestone payments and fair value of equity of such sublicense issued to us.

Unless earlier terminated, the Sanofi License will expire on a Ataciguat Product-by-Ataciguat Product and country-by-country basis upon the expiration of the royalty term for such Ataciguat Product in such country, and in its entirety upon the expiration of all royalty terms, upon which the license with respect to such Ataciguat Product in such country shall become fully paid-up, perpetual and irrevocable. Either party may terminate Sanofi License in its entirety for the other party’s material breach if such party fails to cure the breach, and Sanofi may terminate the Sanofi License in its entirety upon certain insolvency events involving RSF. Upon termination of the Sanofi License, all rights and licenses granted by Sanofi to us shall immediately terminate and automatically revert to Sanofi and, upon Sanofi’s request, the parties shall negotiate in good faith a license or other transaction to provide Sanofi up to exclusive rights under certain of our intellectual property to exploit Ataciguat worldwide in the Sanofi License Field.

Patent license and know-how agreement by and between the Mayo Foundation for Medical Education and Research (“Mayo”) and Rancho Santa Fe Bio, Inc.

In December 2019, RSF entered into a license agreement with Mayo, as amended in May 2021, August 2023, March 2024, June 2024, and December 2025 (collectively, the “Mayo License”), under which RSF received (i) a worldwide, exclusive license with the right to sublicense (through multiple tiers) under certain Mayo patent rights, (ii) a nonexclusive license with the right to sublicense (through multiple tiers) in connection with a sublicense of the Mayo patent rights or know-how to use certain know-how and materials, and (iii) a nonexclusive worldwide license, with the right to sublicense (through multiple tiers), subject to approval from Mayo, to use certain Mayo data, in each case in (i) through (iii), to develop, make, have made, use, offer for sale, sell, and import certain licensed products, including Ataciguat, for the prevention, diagnosis, and/or treatment of any and all human diseases and conditions. Our license is subject to customary reserved rights of the U.S.

federal government owing to federal funding giving rise to inventions underlying the licensed patent rights and to Mayo’s and its affiliates’ reserved, irrevocable right to practice and have practiced the licensed patents for education and research clinical programs. We are obligated to use commercially reasonable efforts to bring licensed products to market, including by achieving certain development and regulatory milestones by certain corresponding deadlines set forth in the Mayo License.

RSF made a non-refundable, non-creditable upfront payment to Mayo in the form of shares of RSF common stock equal to 27.5% of fully diluted shares of RSF common stock. On March 11, 2024, RSF issued another 2,027,500 shares of RSF common stock to maintain the 27.5% ownership. In connection with our acquisition of RSF, on May 24, 2024, (i) RSF made a non-refundable, non-creditable payment to Mayo of $0.5 million upon RSF’s change of control. We are also obligated to pay Mayo up to $0.3 million in development and regulatory milestone payments and up to $1.3 million in commercial milestone payments for each licensed product to achieve the corresponding milestone events. We are also obligated to pay Mayo royalties ranging from a mid-single digit to subteen percentage of worldwide annual net sales by us, our affiliates and sublicensees of licensed products. In the event that we are required to pay a non-affiliate third party certain consideration for a license under intellectual property rights owned or controlled by such non-affiliate third party that are required for the manufacture, use or sale of the licensed products, we can deduct a certain amount of such consideration from the royalty payments due to Mayo under the Mayo License, subject to a customary reduction floor. Our obligation to pay Mayo royalties for licensed products will expire upon the expiration date of the last to expire of the licensed patents or the last to expire regulatory exclusivity for a licensed product at which time, our license will be fully-paid up. Mayo is also eligible to receive a mid-double digit percentage of certain non-royalty sublicense income as well as a certain percentage of any consideration received by us for the sale or transfer of an FDA priority review voucher or similar transferrable asset.

Mayo may terminate the Mayo License in its entirety for material breach by us if we fail to cure the breach within a specified period, upon our insolvency, or immediately if we or any of our affiliates or sublicensees challenge the validity or enforceability of the licensed patents, subject to certain exceptions. Alternatively, if we fail to cure a material breach within the specified notice period, Mayo may, at its sole option, convert any or all exclusive licenses granted under the Mayo License to non-exclusive licenses. Upon termination of the Mayo License, all rights granted to us immediately revert to Mayo, we must assign certain regulatory filings and provide related regulatory documentation and related development information to Mayo, and we must cease all use, development or commercialization of the licensed products (except that we may sell off our inventory of licensed products for a limited period, subject to certain conditions). If Mayo subsequently relicenses the licensed products to a third party, we must grant such third party the right to use such development information (subject to cost reimbursement) and negotiate in good faith a license under any intellectual property we developed during the term covering the licensed products. Any sublicenses that we grant prior to termination of the Mayo License shall survive termination of the Mayo License by Mayo, and become a direct license of Mayo on substantially similar terms as such sublicensee’s sublicense with us, provided that such sublicensee is not in material breach of its sublicense at the time of termination.

Government regulation

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union (“EU”), extensively regulate, among other things, the research, development, testing, manufacturing, quality control, safety, effectiveness, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of medical products, including pharmaceutical products and medical devices. The processes for obtaining regulatory clearances and approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

Review and approval of drugs in the United States

In the United States, the FDA regulates drugs under the U.S. Federal Food, Drug, and Cosmetic Act (the “FDCA”) and its implementing regulations. The failure to comply with applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product seizures, total or partial suspension of production or distribution, injunctions, fines, product recalls, and other post-market actions, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the U.S. Department of Justice or other governmental entities.

An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•

completion of nonclinical, or preclinical, laboratory tests, animal studies and formulation studies, including certain studies conducted in compliance with the FDA’s good laboratory practice (“GLP”) regulations;

•	submission to the FDA of an investigational new drug application (“IND”) which must take effect before human clinical trials may begin;

•	approval by an institutional review board (“IRB”) representing each clinical site before each clinical trial may be initiated at that site;

•

performance of adequate and well-controlled human clinical trials in accordance with good clinical practices (“GCPs”) to establish the safety and efficacy of the proposed drug product for each intended use;

•	preparation and submission to the FDA of a New Drug Application (“NDA”) and payment of user fees;

•	a determination by the FDA within 60 days of its receipt of an NDA to file the NDA for review;

•	review of the product by an FDA advisory committee, where appropriate or if applicable;

•

satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices (“cGMP”) requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data; and

•	FDA review and approval of the NDA.

Preclinical studies

Before an applicant begins testing a compound in humans, the drug candidate enters the preclinical testing stage. Preclinical studies include, among other things, laboratory evaluation of the purity and stability of the manufactured drug substance or active pharmaceutical ingredient (“API”) and the formulated drug or drug product, as well as in vitro and animal studies to assess the potential safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of certain preclinical studies is subject to federal regulations and requirements, including GLP regulations. Some long-term preclinical testing, such as animal tests of reproductive adverse effects (“AEs”) and carcinogenicity, may continue after the IND is submitted.

The IND and IRB processes

An IND is a request for FDA authorization to administer such investigational drug to humans. Such authorization must be secured prior to interstate shipment and administration of the investigational drug. In an IND, applicants must submit a protocol for each clinical trial and any subsequent protocol amendments. In addition, the results of the preclinical tests, manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND. An IND must become effective before human clinical trials may begin. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time, the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. The FDA also may impose a clinical hold or partial clinical hold after commencement of a clinical trial under an IND. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation (or full investigation in the case of a partial clinical hold) may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed.

A sponsor may choose, but is not required, to conduct a foreign clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all FDA IND requirements must be met unless waived. When the foreign clinical trial is not conducted under an IND, for the FDA to accept data from such clinical trial in support of a marketing application, the sponsor must ensure that the study is conducted in accordance with GCP, among other things, including review and approval by an independent ethics committee and obtaining informed consent from subjects. The GCP requirements are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical trials, as well as the quality and integrity of the resulting data. FDA must also be able to validate the data from the study through an on-site inspection if necessary.

In addition to the foregoing IND requirements, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review of the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee. This group provides advice to the sponsor as to whether or not a trial may move forward at designated check points based on pre-specified criteria and access that only the group maintains to available data from the study. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk.

Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on its ClinicalTrials.gov website. Information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Although sponsors are obligated to disclose the results of their clinical trials after completion, disclosure of the results can be delayed in some cases for up to two years after the date of completion of the trial. Failure to timely register a covered clinical study or to submit study results as provided for in the law can give rise to civil monetary penalties and also prevent the non-compliant party from receiving future grant funds from the federal government.

Expanded access, sometimes called “compassionate use,” is the use of investigational products outside of clinical trials to treat patients with serious or immediately life-threatening diseases or conditions when there are no comparable or satisfactory alternative treatment options. The rules and regulations related to expanded access are intended to improve access to investigational products for patients who may benefit from investigational therapies. FDA regulations allow access to investigational products under an IND by the company or the treating physician for treatment purposes on a case-by-case basis for: individual patients (single-patient IND applications for treatment in emergency settings and non-emergency settings); intermediate-size patient populations; and larger populations for use of the investigational product under a treatment protocol or treatment IND application.

There is no obligation for a sponsor to make its drug products available for expanded access; however, as required by the 21st Century Cures Act (the “Cures Act”) passed in 2016, a sponsor must make its expanded access policy publicly available upon the earlier of initiation of a Phase 2 or Phase 3 trial; or 15 days after the investigational drug or biologic receives fast track, breakthrough or regenerative medicine advanced therapy designation.

Human clinical trials in support of an NDA

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects, or their legal representative, provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the inclusion and exclusion criteria, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

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Phase 1. The product candidate is initially introduced into healthy human subjects or, in certain indications, patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness.

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Phase 2. The product candidate is administered to a limited patient population with the specified disease or condition to identify possible AEs and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases or conditions and to determine dosage tolerance, dosing schedule and optimal dosage.

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Phase 3. The product candidate is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials with the intent to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and further test for safety, to generate adequate data to evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product candidate and to provide adequate information for the labeling of the product.

Post-approval studies, sometimes referred to as Phase 4 clinical trials, may be conducted after initial regulatory approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted.

Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.

While the IND is active, progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA. In addition, within 15 calendar days after the sponsor determines that the information qualifies for reporting, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information.

Concurrent with clinical trials, companies often complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the applicant must develop methods for testing the identity, strength, quality, purity, and potency of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

Review of an NDA by the FDA

Assuming successful completion of required clinical testing and other requirements, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA. Under federal law, the submission of most NDAs is additionally subject to a significant application user fee as well as annual prescription drug product program fees. These fees are typically increased annually. Certain exceptions and waivers are available for some of these fees.

In addition, the Pediatric Research Equity Act (the “PREA”) requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, NDAs, and certain supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required assessment must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is deemed safe and effective. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the product candidate is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before any pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.

The FDA conducts a preliminary review of an NDA within 60 days of its receipt, before accepting the NDA for filing, to determine whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP compliant to assure and preserve the product’s identity, strength, quality, and purity. Under the performance goals and policies implemented by the FDA under the Prescription Drug User Fee Act (the “PDUFA”), the FDA has agreed to specified performance goals in the review process of NDAs. Applications for drugs containing new molecular entities are meant to be reviewed within 10 months from the date of filing, and applications for “priority review” products containing new molecular entities are meant to be reviewed within six months of filing. The review process may be extended by the FDA for three additional months if FDA requests or the applicant otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date or is otherwise deemed a “major amendment” to the application.

During its review of an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with an NDA, including drug component manufacturing (such as APIs), finished drug product manufacturing, and control testing laboratories. The FDA will not approve an NDA unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. In addition, the FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

In addition, as a condition of approval, the FDA may require an applicant to develop a risk evaluation and mitigation strategy (“REMS”). REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential AEs, and whether the product is a new molecular entity. REMS can include medication guides, physician communication plans for healthcare professionals, and elements to assure safe use (“ETASU”). ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The FDA may require a REMS before approval or post-approval if it becomes aware of a serious risk associated with use of the product.

The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Fast track, breakthrough therapy, and priority review

The FDA has a number of programs intended to facilitate and expedite development and review of investigational drugs if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. Three of these programs are referred to as Fast Track Designation, Breakthrough Therapy Designation, and priority review designation.

The FDA may designate a product candidate for Fast Track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such disease or condition. For Fast Track product candidates, sponsors may have more frequent interactions with the FDA and the FDA may initiate review of sections of a Fast Track product candidate’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a Fast Track product candidate may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees upon submission of the first section of the NDA. However, the FDA’s time period goal for reviewing a Fast Track application does not begin until the last section of the application is submitted. In addition, the Fast Track Designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process. Any product submitted to the FDA for approval, including a product with a Fast Track Designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as breakthrough therapy, priority review and accelerated approval.

For example, a product candidate may be designated as a Breakthrough Therapy if it is intended, either alone or in combination with one or more other drugs products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product candidate may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy Designation includes all of the benefits associated with Fast Track Designation, including the potential for rolling review of an NDA submission. In addition, the FDA may take certain actions with respect to Breakthrough Therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

The FDA may designate an NDA review for a priority review if it is for a product candidate that treats a serious or life-threatening disease or condition and, if approved, would provide a significant improvement in safety or effectiveness compared to available therapies. The FDA determines, on a case-by-case basis, whether the product candidate may represent a significant improvement when compared with other available therapies. Significant improvement may be illustrated, among other things, by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from 10 months to six months.

Fast Track Designation, Breakthrough Therapy Designation, and priority review do not change the standards for approval, but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Accelerated approval pathway

The FDA may grant accelerated approval to a product candidate intended to treat a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality (“IMM”), and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a product, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.

The accelerated approval pathway is often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly.

The accelerated approval pathway is typically contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product’s anticipated clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or other post-approval clinical trials to verify and describe the anticipated the effect on the clinical endpoint. Under the Food and Drug Omnibus Reform Act of 2022 (the “FDORA”), the FDA is permitted to require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of approval for a product granted accelerated approval. Sponsors are also required to send updates to the FDA every 180 days on the status of such studies, including progress toward enrollment targets, and the FDA must post this information publicly. Under FDORA, the FDA has increased authority for expedited procedures to withdraw approval of a drug or indication approved under accelerated approval if, for example, the sponsor fails to conduct such studies in a timely manner and send the necessary updates to the FDA, or if a confirmatory trial fails to verify the predicted clinical benefit of the product. In addition, the FDA generally requires, unless otherwise informed by the agency, pre-approval of promotional materials for product candidates approved under accelerated regulations, which could adversely impact the timing of the commercial launch of the product.

Orphan drug designation and exclusivity

Under the Orphan Drug Act, the FDA may grant Orphan designation to a drug or biologic intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States or, if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting a BLA. After the FDA grants Orphan designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has Orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to Orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biologic for the same approved use or indication within such rare disease or condition for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with Orphan exclusivity or inability to manufacture the product in sufficient quantities of the Orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same approved indication or use, or the same drug or biologic for a different indication or use. Among the other benefits of Orphan drug designation are tax credits for certain research and a waiver of the BLA application user fee.

A designated Orphan drug may not receive Orphan drug exclusivity if it is approved for a use that is broader than the disease or condition for which it received Orphan designation. In addition, Orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or, as noted above, if a second applicant demonstrates that its product is clinically superior to the approved product with Orphan exclusivity within the relevant approved use or indication or the manufacturer of the approved product is unable to assure sufficient quantities of the product to meet the needs relating to the approved use or indication of patients with the relevant rare disease or condition.

The FDA’s decision on an NDA

On the basis of the FDA’s evaluation of the NDA and accompanying information, including the results of any inspections of the manufacturing facilities and select clinical trial sites, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If a complete response letter is issued, the applicant may resubmit the NDA to address all of the deficiencies identified in the letter, withdraw the application, or request a hearing. If the applicant resubmits the NDA, the FDA will issue an approval letter only when the deficiencies have been addressed to the FDA’s satisfaction. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety or effectiveness after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs.

Post-approval requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion, reporting of adverse experiences with the product and applicable product tracking and tracing requirements. After approval, many changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are annual prescription drug product program fee requirements for certain marketed products.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs , and those supplying products, ingredients, and components of them are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the NDA holder and any third-party manufacturers that the NDA holder may decide to use.

Manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and tracing requirements and notify the FDA of counterfeit, diverted, stolen, and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including AEs of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or voluntary product recalls;

•	fines, warning or untitled letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;

•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	mandated modification of promotional materials and labeling and the issuance of corrective information;

•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	injunctions or the imposition of civil or criminal penalties.

Discovery of previously unknown problems with a product, such as through post-marketing testing and product surveillance, or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturers’ communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act (the “PDMA”), which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Hatch-Waxman Amendments

Section 505 of the FDCA describes three types of marketing applications that may be submitted to the FDA to request marketing authorization for a new drug. A Section 505(b)(1) NDA is an application that contains full reports of investigations of safety and efficacy. A 505(b)(2) NDA is an application that contains full reports of investigations of safety and efficacy but where at least some of the information required for approval comes from investigations that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference or use from the person by or for whom the investigations were conducted. This regulatory pathway enables the applicant to rely, in part, on the FDA’s prior findings of safety and efficacy for an existing product, or published literature, in support of its application. The FDA may also require companies to perform additional studies or measurements, including clinical trials, to support the change from the approved branded reference drug. The FDA may then approve the new product candidate for all, or some, of the labeled indications for which the branded reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant. Section 505(j) establishes an abbreviated approval process for a generic version of approved drug products through the submission of an Abbreviated New Drug Application (“ANDA”). An ANDA provides for marketing of a generic drug product that has the same active ingredients, dosage form, strength, route of administration, labeling, performance characteristics and intended use, among other things, to a previously approved product, known as a reference listed drug (“RLD”). ANDAs are termed “abbreviated” because they are generally not required to include preclinical (animal) and clinical (human) data to establish safety and efficacy. Instead, generic applicants must scientifically demonstrate that their product is bioequivalent to, or performs in the same manner as, the innovator drug through in vitro, in vivo, or other testing. In certain situations, an applicant may obtain ANDA approval of a generic product with a strength or dosage form that differs from a referenced innovator drug pursuant to the filing and approval of an ANDA Suitability Petition. The FDA will approve the generic product as suitable for an ANDA application if it finds that the generic product does not raise new questions of safety and effectiveness as compared to the innovator product.

Non-patent exclusivity

Under the Hatch-Waxman Amendments, the FDA may not approve (or in some cases accept) an ANDA or 505(b)(2) application until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity (“NCE”). For the purposes of this provision, an NCE is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such NCE exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, which states the proposed generic drug will not infringe one or more of the already approved product’s listed patents or that such patents are invalid or unenforceable, in which case the applicant may submit its application four years following the original product approval.

The FDCA also provides for a period of three years of exclusivity for non-NCE drugs if the NDA or a supplement to the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application or supplement. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication, but it generally would not protect the original, unmodified product from generic competition. Unlike five-year NCE exclusivity, an award of three-year exclusivity does not block the FDA from accepting ANDAs seeking approval for generic versions of the drug as of the date of approval of the original drug product; it only prevents FDA from approving such ANDAs.

A drug product can obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods for all formulations, dosage forms, and indications of the active moiety and to patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection and patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study, provided that at the time pediatric exclusivity is granted there is not less than nine months of term remaining.

Hatch-Waxman patent certification and the 30-month stay

In seeking approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Upon approval of an NDA, each of the patents listed in the application for the drug is published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Upon submission of an ANDA or 505(b)(2) NDA, an applicant is required to certify to the FDA concerning any patents listed for the RLD in the Orange Book that:

•	no patent information on the drug product that is the subject of the application has been submitted to the FDA;

•	such patent has expired;

•	the date on which such patent expires; or

•	such patent is invalid, unenforceable or will not be infringed upon by the manufacture, use, or sale of the drug product for which the application is submitted.

Generally, the ANDA or 505(b)(2) NDA cannot be approved until all listed patents have expired, except where the ANDA or 505(b)(2) NDA applicant challenges a listed patent through the last type of certification, also known as a paragraph IV certification. If the applicant does not challenge the listed patents or indicates that it is not seeking approval of a patented method of use, the ANDA or 505(b)(2) NDA application will not be approved until all of the listed patents claiming the referenced product have expired. If the ANDA or 505(b)(2) NDA applicant has provided a paragraph IV certification the applicant must send notice of the paragraph IV certification to the NDA and patent holders once the application has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the paragraph IV certification. If the paragraph IV certification is challenged by an NDA holder or the patent owner(s) asserts a patent challenge to the paragraph IV certification, the FDA may not approve that application until the earlier of 30 months from the receipt of the notice of the paragraph IV certification, the expiration of the patent, when the infringement case concerning each such patent was favorably decided in the applicant’s favor or settled, or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay. In instances where an ANDA or

505(b)(2) NDA applicant files a paragraph IV certification, the NDA holder or patent owner(s) regularly take action to trigger the 30-month stay, recognizing that the related patent litigation may take many months or years to resolve. Thus, approval of an ANDA or 505(b)(2) NDA could be delayed for a significant period of time depending on the patent certification the applicant makes and the reference drug sponsor’s decision to initiate patent litigation. If the drug has NCE exclusivity and the ANDA is submitted four years after approval, the 30-month stay is extended so that it expires seven and a half years after approval of the innovator drug, unless the patent expires or there is a decision in the infringement case that is favorable to the ANDA applicant before then.

Patent term restoration and extension

A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch-Waxman Amendments, which permits a patent term restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the ultimate approval date, provided the sponsor acted with diligence. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question and within 60 days of drug approval. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The U.S. Patent and Trademark Office (the “USPTO”) reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Regulation of medical devices in the United States

Certain features of our Prolaio platform are regulated as medical devices by the FDA under the FDCA and its implementing regulations.

Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness. Class I and II devices are subject to the premarket notification, or 510(k), process unless exempt. Class III devices must generally obtain FDA approval of a premarket approval (“PMA”) application to be commercially distributed.

Some of our current products require the submission of a 510(k) and clearance by the FDA. To obtain 510(k) clearance, a company must submit a premarket notification demonstrating that the proposed device is “substantially equivalent” to a legally marketed device, known as a “predicate device.” A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. A device is substantially equivalent if it has the same intended use and either the same technological characteristics or different technological characteristics that do not raise new questions of safety and effectiveness. The FDA aims to review and issue a determination on a premarket notification submission within 90 calendar days when such submission is considered to be under review by the FDA, though it often takes longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments. If the FDA agrees that the device is substantially equivalent, it will grant 510(k) clearance to market the device. If the FDA determines that the device is “not substantially equivalent” to a predicate device, it is designated as a Class III device, requiring more rigorous premarket review through the FDA’s PMA pathway or through the FDA’s De Novo classification process for novel medical devices that are low to moderate risk.

After receiving 510(k) clearance, any modification that could significantly affect the device’s safety or effectiveness, or constitute a major change in its intended use, requires a new 510(k) clearance or PMA approval. The determination of whether a modification could significantly affect the device’s safety or effectiveness is initially left to the manufacturer using available FDA guidance. Many minor modifications are documented by a “letter to file,” but the FDA may review these letters and require the manufacturer to cease marketing and recall the modified device until clearance or approval, as appropriate, is obtained. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.

Clinical trials are typically required to support a PMA or De Novo classification and sometimes a 510(k) submission. All clinical trials must be approved by and conducted under the oversight of an IRB for each site. Clinical investigators must obtain informed consent from all study subjects. Clinical trials can be suspended or terminated by the clinical trial sponsor, the FDA, or the IRB for various reasons, including risks outweighing benefits. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on its ClinicalTrials.gov website.

All clinical investigations of devices must comply with the FDA’s investigational device exemption (“IDE”) regulations, which govern labeling, prohibit promotion, and specify recordkeeping, reporting, and monitoring responsibilities. Significant risk devices require an IDE application approved by the FDA before trials begin. Non-significant risk devices must still comply with abbreviated IDE requirements when conducting such trials including IRB approval. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

Regardless of the degree of risk presented by the medical device, clinical studies must be approved by, and conducted under the oversight of, an Institutional Review Board (“IRB”) for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may impose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and complying with labeling and record-keeping requirements. In some cases, an IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA’s regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, the sponsor, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

After the FDA permits a device to enter commercial distribution, numerous and pervasive regulatory requirements continue to apply. These include:

•	labeling and marketing regulations which require that promotion is truthful, not misleading, fairly balanced and provides adequate directions for use and that all claims are substantiated;

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complying with requirements for Unique Device Identifiers on devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database;

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advertising and promotion requirements, including FDA prohibitions against the promotion of products for uncleared, unapproved or off-label uses and FDA guidance on off-label dissemination of information and responding to unsolicited requests for information;

•	restrictions on sale, distribution or use of a device;

•	device establishment, registration and listing requirements and annual reporting requirements;

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approval or clearance of modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices;

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medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

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medical device correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•	recall requirements, including a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death;

•	an order of repair, replacement or refund;

•	device tracking requirements; and

•	post-market surveillance activities and regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Manufacturing processes for medical devices are also required to comply with the applicable portions of the Quality Management System Regulation (“QMSR”), which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. Manufacturers are subject to periodic scheduled and unscheduled inspections by the FDA. Failure to maintain compliance with the QMSR requirements could result in the shut-down of, or restrictions on, manufacturing operations and the recall or seizure of marketed products. The discovery of previously unknown problems with any marketed products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or approval, or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

The FDA has broad post-market and regulatory enforcement powers. Medical device manufacturers are subject to unannounced inspections by the FDA and other state, local and foreign regulatory authorities to assess compliance with the QMSR and other applicable regulations, and these inspections may include the manufacturing facilities of any suppliers.

Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	warning letters, untitled letters, FDA Form 483s, fines, injunctions, consent decrees and civil penalties;

•	recall, withdrawals, or seizure of products;

•	operating restrictions, partial suspension or total shutdown of production;

•	the FDA’s refusal or delay of requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products;

•	withdrawing marketing authorizations that have already been granted or reclassifying the devices; and

•	criminal prosecution.

Review and approval of medicinal products in the European Union

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy, and governing, among other things, clinical trials, obtaining a marketing authorization (“MA”), commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the EU generally follows similar lines as in the United States. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of an MA application (“MAA”) and granting of an MA by these authorities before the product can be marketed and sold in the EU.

Non-clinical studies and clinical trials

Similarly to the United States, the various phases of non-clinical and clinical research in the EU are subject to significant regulatory controls.

Non-clinical studies are performed to demonstrate the health or environmental safety of new chemical or biological substances. Non-clinical (pharmacotoxicological) studies must be conducted in compliance with the principles of good laboratory practice (“GLP”), as set forth in EU Directive 2004/10/EC (unless otherwise justified for certain particular medicinal products, e.g., radio-pharmaceutical precursors for radio-labeling purposes). These GLP standards reflect the Organization for Economic Co-operation and Development requirements.

Clinical trials of medicinal products in the EU must be conducted in accordance with EU and national regulations and the International Council for Harmonization of Technical Requirements for Pharmaceuticals for Human Use (“ICH”), guidelines on Good Clinical Practices (“GCP”), as well as the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If the sponsor of the clinical trial is not established within the EU, it must appoint an EU entity to act as its legal representative. The sponsor must take out a clinical trial insurance policy, and in most EU member states, the sponsor is liable to provide ‘no fault’ compensation to any study subject injured in the clinical trial.

The regulatory landscape related to clinical trials in the EU has been subject to recent changes. The EU Clinical Trials Regulation (Regulation (EU) No 536/2014) (“CTR”), which repealed the previous EU Clinical Trials Directive (2001/20/EC), became applicable on January 31, 2022. Unlike directives, the CTR is directly applicable in all EU member states without the need for member states to further implement it into national law. The CTR notably harmonizes the assessment and supervision processes for clinical trials throughout the EU via the Clinical Trials Information System (“CTIS”), which contains a centralized EU portal and database.

While the EU Clinical Trials Directive required a separate clinical trial authorization application (“CTA”) to be submitted in each member state in which the clinical trial takes place, to both the competent national health authority and an independent ethics committee, much like the FDA and IRB respectively, the CTR introduces a centralized process and only requires the submission of a single application for multi-center trials. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each member state, leading to a single decision per member state. The CTA must include, among other things, a copy of the trial protocol and an investigational medicinal product dossier containing information about the manufacture and quality of the medicinal product under investigation. The assessment procedure of the CTA has been harmonized as well, including a joint assessment by all member states concerned, and a separate assessment by each member state with respect to specific requirements related to its own territory, including ethics rules. Each member state’s decision is communicated to the sponsor via CTIS. Once the CTA is approved, clinical study development may proceed.

The CTR transition period ended on January 31, 2025, and all clinical trials (and related applications) are now fully subject to the provisions of the CTR.

Medicines used in clinical trials must be manufactured in accordance with Good Manufacturing Practice (“GMP”). Other national and EU-wide regulatory requirements may also apply.

Marketing authorization

In order to market our product candidates in the EU and many other foreign jurisdictions, we must obtain separate regulatory approvals. More concretely, in the EU, medicinal product candidates can only be commercialized after obtaining an MA. To obtain an MA, an applicant must submit an MAA either under a centralized procedure administered by the European Medicines Agency (the “EMA”) or one of the procedures administered by competent authorities in the EU member states (decentralized procedure or mutual recognition procedure) for obtaining an MA in multiple EU Member States.

“Centralized MAs” are issued by the European Commission through the centralized procedure based on the opinion of the Committee for Medicinal Products for Human Use (“CHMP”) of the EMA and are valid throughout the EU. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for (i) medicines produced by certain biotechnological processes, (ii) products designated as orphan medicinal products, (iii) advanced therapy medicinal products (“ATMPs”) (gene therapy, somatic cell therapy and tissue-engineered products) and (iv) products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of HIV, AIDS, cancer, diabetes, neurodegenerative diseases, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific, or technical innovation or which are in the interest of public health in the EU.

Under the centralized procedure, the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of an MAA considerably beyond 210 days. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from a public health perspective and in particular from the point of view of therapeutic innovation. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days, excluding clock stops, but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. At the end of this period, the CHMP provides a scientific opinion on whether or not a marketing authorization should be granted in relation to a medicinal product. Within 67 days from the date of the CHMP opinion, the European Commission will adopt its final decision on the MAA.

“National MAs” are issued by the competent authorities of the EU member states, only cover their respective territory, and are available for product candidates not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in an EU member state, this national MA can be recognized in another member state through the mutual recognition procedure. If the product has not received a national MA in any member state at the time of application, it can be approved simultaneously in various member states through the decentralized procedure. Under the decentralized procedure an identical dossier is submitted to the competent authorities of each of the member states in which the MA is sought, one of which is selected by the applicant as the reference member state.

Periods of authorization and renewals

A MA has an initial validity period of five years. The MA may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the relevant EU member state for a nationally authorized product. To this end, the MA holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety, and efficacy, including all variations introduced since the MA was granted, at least nine months before the MA ceases to be valid. Once renewed, the MA is valid for an unlimited period, unless the European Commission or the competent authorities of the relevant member states decide, on justified grounds relating to pharmacovigilance, to proceed with one further five year renewal period. Any authorization which is not followed by the actual placing of the medicinal product on the EU market (for centrally-authorized products) or on the market of the authorizing EU member state (for nationally-authorized products) within three years after authorization ceases to be valid (the so-called “sunset clause”).

Data and market exclusivity

In the EU, innovative medicinal products approved on the basis of a complete and independent data package generally receive eight years of data exclusivity and an additional two years of market exclusivity upon grant of an MA. The data exclusivity period prevents applicants for authorization of generics or biosimilars of these innovative products from referencing the innovator’s preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar (abbreviated) MA, for a period of eight years from the date on which the reference product was first authorized in the EU. During an additional two-year period of market exclusivity, a generic or biosimilar MAA can be submitted, and the innovator’s data may be referenced, but no generic or biosimilar medicinal product can be placed on the EU market until the expiration of the market exclusivity. The overall 10-year period will be extended to a maximum of 11 years if, during the first eight years of those 10 years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if a product is considered to be an innovative medicinal product so that the innovator gains the prescribed period of data exclusivity, another company nevertheless could also market another version of the product if such company obtained an MA based on an MAA with a complete and independent data package of pharmaceutical tests, preclinical tests and clinical trials.

Orphan medicinal products

The criteria for designating an “orphan medicinal product” in the EU are similar in principle to those in the United States. A medicinal product can be designated as an orphan if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition, (2) either (i) such condition affects no more than five in ten thousand persons in the EU when the application is made, or (ii) without the benefits derived from orphan status, it is unlikely that the marketing of the product in the EU would generate sufficient return to justify the necessary investment in its development; (3) there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the EU or, if such method exists, the product would be of significant benefit to those affected by that condition.

An orphan designation provides a number of benefits, including fee reductions, regulatory assistance, and the possibility to apply for a centralized EU MA. Upon grant of an MA, orphan medicinal products are entitled to a ten-year period of market exclusivity, which means that the EMA and the competent authorities of the EU member states cannot accept another MAA, or grant an MA, or accept an application to extend an MA for a similar medicinal product for the same indication as the authorized orphan product for a period of ten years. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed pediatric investigation plan (“PIP”). No extension to any supplementary protection certificate (“SPC”) can be granted on the basis of pediatric studies for orphan indications. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The orphan exclusivity period may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for which it received orphan designation, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Additionally, an MA may be granted to a similar product for the same indication as an authorized orphan product at any time if (i) a second applicant can establish that its product, although similar to the authorized orphan product, is safer, more effective or otherwise clinically superior; (ii) the MA holder for the authorized orphan product consents to a second medicinal product application; or (iii) the MA holder for the authorized product cannot supply enough orphan medicinal product.

Pediatric development

Regulation (EC) No 1901/2006 provides that prior to obtaining an MA in the EU, applicants have to demonstrate compliance with all measures included in a PIP agreed with the EMA’s Pediatric Committee (“PDCO”), and covering all subsets of the pediatric population, unless the PDCO has granted (1) a product-specific waiver, (2) a class waiver, or (3) a deferral for one or more of the measures included in the PIP. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the product for which an MA is being sought. Products that are granted an MA with the results of the pediatric clinical trials conducted in accordance with the PIP are eligible for a six-month extension of the protection under a SPC provided an application for such extension is made at the same time as filing the SPC application for the product, or at any point up to two years before the SPC expires, even where the trial results are negative. In the case of orphan medicinal products, a two-year extension of the orphan market exclusivity may be available. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

Post-approval requirements

Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the member states. The holder of an MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance (“QPPV”), who is responsible for the establishment and maintenance of that system, and oversees the safety profiles of medicinal products and any emerging safety concerns. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports (“PSURs”).

All new MAAs must include a risk management plan (“RMP”), describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product.

The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk- minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies.

The advertising and promotion of medicinal products is also subject to laws concerning promotion of medicinal products, interactions with physicians, misleading and comparative advertising, and unfair commercial practices. All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited in the EU.

Direct-to-consumer advertising of prescription medicines is also prohibited in the EU. Although general requirements for advertising and promotion of medicinal products are established under EU directives, the details are governed by regulations in each member state and can differ from one country to another.

The aforementioned EU rules are generally applicable in the European Economic Area (“EEA”), which consists of the EU member states plus Norway, Liechtenstein, and Iceland.

Failure to comply with EU and member state laws that apply to the conduct of clinical trials, manufacturing approval, authorization of medicinal products and marketing of such products, both before and after grant of the MA, manufacturing of pharmaceutical products, statutory health insurance, bribery and anti-corruption, or with other applicable regulatory requirements may result in administrative, civil, or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant an MA, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the MA, total or partial suspension of production, distribution, manufacturing, or clinical trials, operating restrictions, injunctions, suspension of licenses, fines, and criminal penalties.

Reform of the regulatory framework in the European Union

The EU pharmaceutical legislation is currently undergoing a complete review process, in the context of the Pharmaceutical Strategy for Europe initiative, launched by the European Commission in November 2020. The European Commission introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the European Union for all medicines (including those for rare diseases and for children). In April 2024, the European Parliament adopted its position on the legislative proposals and, in June 2025, the Council of the European Union adopted its position. A common position on the text was agreed upon on December 11, 2025, in the context of subsequent inter-institutional trilogue negotiations. The proposed revisions remain to be adopted into EU law, and are not expected to become applicable before 2028.

Brexit and the regulatory framework in the United Kingdom

Following the end of the Brexit transition period on January 1, 2021 and the implementation of the Windsor Framework on January 1, 2025, the United Kingdom (“UK”) is not generally subject to EU laws in respect of medicines. The EU laws that have been transposed into UK law through secondary legislation remain applicable in the UK however, new legislation such as the (EU) CTR is not generally applicable in the UK.

Under the Medicines and Medical Devices Act 2021, the Secretary of State or an “appropriate authority” have delegated powers to amend or supplement existing regulations in the area of medicinal products and medical devices. This allows new rules to be introduced in the future by way of secondary legislation, which aims to allow flexibility in addressing regulatory gaps and future changes in the fields of human medicines, clinical trials, and medical devices.

As of January 1, 2021, the Medicines and Healthcare products Regulatory Agency (the “MHRA”) is the UK’s standalone medicines and medical devices regulator. As a result of the Ireland/Northern Ireland Protocol, different rules applied in Northern Ireland than in England, Wales, and Scotland (together, “Great Britain”) as Northern Ireland, which continued to follow the EU regulatory regime for a period following Brexit. However, on January 1, 2025 an arrangement called the “Windsor Framework” came into effect and reintegrated Northern Ireland under the regulatory authority of the MHRA with respect to medicinal products. The Windsor Framework removes EU licensing processes and EU labeling and serialization requirements in relation to Northern Ireland and introduces a UK-wide licensing process for medicines.

The UK regulatory framework in relation to clinical trials is governed by the Medicines for Human Use (Clinical Trials) Regulations 2004, as amended, which is derived from the now-repealed EU Clinical Trials Directive, as implemented into UK national law through secondary legislation. In April 2025, the UK introduced the Medicines for Human Use (Clinical Trials) (Amendment) Regulations. These changes, which will take full effect from April 2026, aim to create a streamlined, risk-proportionate system that accelerates approvals while maintaining robust safety standards.

In addition, in October 2023, the MHRA announced a new Notification Scheme for clinical trials which enables a more streamlined and risk-proportionate approach to initial clinical trial applications for Phase 4 and low-risk Phase 3 clinical trial applications.

MAs in the UK are governed by the Human Medicines Regulations (SI 2012/1916), as amended. In order to use the centralized procedure to obtain an MA that will be valid throughout the EEA, companies must be established in the EEA. Therefore, after Brexit, companies established in the UK can no longer use the EU centralized procedure and instead an EEA entity must hold any centralized MAs. In order to obtain a UK MA to commercialize products in the UK, an applicant must be established in the UK and must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures. The MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, a 150-day assessment (subject to clock-stops) and a rolling-review procedure. The rolling-review procedure permits the separate or joint submission of quality, non-clinical, and clinical data to the MHRA which can be reviewed on a rolling basis. After an application under the rolling- review procedure has been validated, the final decision should be received within 100 days (subject to clock- stops). In addition, since January 1, 2024, the MHRA may rely on the International Recognition Procedure (“IRP”) when reviewing certain types of MAAs. Pursuant to the IRP, the MHRA will take into account the expertise and decision-making of trusted regulatory partners (e.g., the medicines regulatory authorities in Australia, Canada, Switzerland, Singapore, Japan, the U.S. and the EMA in the EU). The MHRA will conduct a targeted assessment of IRP applications but retain the authority to reject applications if the evidence provided is considered insufficiently robust. Applications are expected to be decided within a maximum of 60 days if there are no major objections identified that cannot be resolved within such 60-day period and the approval from the trusted regulatory partner has been granted within the previous two years. If any such major objections are identified or such approval has not been granted within the previous two years, then the relevant timeframe for the MHRA decision is up to 110 days. Applicants can submit initial MAAs to the IRP but the procedure can also be used throughout the lifecycle of a product for post-authorization procedures including line extensions, variations, and renewals.

In the UK, the initial duration of an MA is five years and following renewal will be valid for an unlimited period unless the MHRA decides on justified grounds relating to pharmacovigilance, to proceed with only one additional five-year renewal. Any authorization which is not followed by the actual placing of the medicine on the market in the UK within three years shall cease to be in force.

There is no separate pre-MA orphan designation in the UK. Instead, the MHRA reviews applications for orphan designation in parallel to the corresponding MA application. The criteria are essentially the same, but have been tailored for the market, i.e., the prevalence of the condition in the UK, rather than the EU, must not be more than five in 10,000. Should an orphan designation be granted, the period or market exclusivity will be set from the date of first approval of the product in the UK.

Review and approval of medical devices in the European Union

The EU Medical Devices Regulation (EU) 2017/745 (the “EU MDR”), which repealed and replaced the previous EU Medical Devices Directive 93/42/EEC (“EU MDD”), governs the regulation of medical devices and in vitro diagnostic devices in the EU. The EU MDR imposes stricter pre-market and post-market requirements for the marketing and sale of medical devices than the EU MDD, including in the area of clinical evaluation requirements, quality systems and post-market surveillance. There is a transition period under the EU MDR until December 31, 2028 at the latest, during which certificates issued under the EU MDD remain valid, to ensure that there is sufficient time for devices to be re-certified subject to certain conditions (including compliance with requirements for market surveillance and quality management systems under the EU MDR, and engagement with notified bodies).

Under the EU MDR, there is currently no premarket government review of medical devices. However, all medical devices placed on the market in the EU must meet the relevant general safety and performance requirements laid down in Annex I to the EU MDR, including the requirement that a medical device must be designed and manufactured in such a way that, during normal conditions of use, it is suitable for its intended purpose. In addition, a medical device must be safe and effective and must not compromise the clinical condition or the safety of patients.

Compliance with the general safety and performance requirements is a prerequisite for European conformity marking (“CE mark”), without which medical devices cannot be marketed or sold in the EU. To demonstrate compliance with such general safety and performance requirements, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its (risk) classification. Demonstration of conformity with the general safety and performance requirements includes a clinical evaluation. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can self-declare the conformity of its products with the general safety and performance requirements (except for any parts which relate to sterility or metrology), a conformity assessment procedure requires the intervention of a notified body. Notified bodies are independent organizations designated by EU member states to assess the conformity of devices before being placed on the market. A notified body would typically audit and examine a product’s technical dossiers and the manufacturer’s quality system. If satisfied that the relevant product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then apply the CE mark to the device, which allows the device to be placed on the market throughout the EU.

Throughout the term of the certificate of conformity, the manufacturer will be subject to periodic surveillance audits to verify continued compliance with the applicable requirements. In particular, there will be a new audit by the notified body before it will renew the relevant certificate(s).

All manufacturers placing medical devices on the market in the EU must comply with the EU medical device vigilance system. Under this system, serious incidents and Field Safety Corrective Actions (“FSCAs”), must be reported to the relevant authorities of the EU member states. An FSCA is defined as any corrective action for technical or medical reasons to prevent or reduce a risk of a serious incident associated with the use of a medical device that is made available on the market. An FSCA may include the recall, modification, exchange, destruction or retrofitting of the device. Manufacturers are required to have a system in place for the recording and reporting of incidents and FSCAs in compliance with the EU MDR.

The aforementioned EU rules are generally applicable in the EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland.

Rest of the world regulation

For other countries outside of the United States, such as those in Europe, Latin America, or Asia, the requirements governing product development, the conduct of clinical trials, product marketing, product licensing, pricing and reimbursement can vary from country to country. Failure to comply with applicable foreign regulatory requirements may subject sponsors, manufacturers, or marketers of pharmaceutical products to, among other things, fines, suspension, or withdrawal of regulatory authorizations and approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Other healthcare laws

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. The laws that may affect our ability to operate, and our proposed sales, marketing, and distribution strategies, include, but are not limited to the following:

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The federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs.

•

Federal civil and criminal false claims laws, including the federal False Claims Act (the “FCA”) and civil monetary penalty laws, which impose criminal and civil penalties against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment or approval from Medicare, Medicaid or other federal health care programs that are false or fraudulent; knowingly making or causing a false statement material to a false or fraudulent claim or an obligation to pay money to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing such an obligation. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery.

•

The federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which established federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating these statutes without actual knowledge of the statutes or specific intent to violate them.

•

The federal Physician Payments Sunshine Act, created under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “ACA”) and its implementing regulations requires manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Department of Health and Human Services (“HHS”) information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other licensed healthcare professionals (physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists, and certified nurse midwives), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

•	Federal government price reporting laws, which require manufacturers to calculate and report complex pricing metrics in an accurate and timely manner to government programs.

•	Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

•

Analogous state and foreign laws and regulations, such as state and foreign anti-kickback, false claims, consumer protection and unfair competition laws which may apply to pharmaceutical and device manufacturers’ business practices, including but not limited to, research, distribution, sales, and marketing arrangements as well as submitting claims involving healthcare items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical and medical device companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state laws that require manufacturers to file reports with states regarding pricing and marketing information, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities; and state and local laws requiring the registration of pharmaceutical and medical device sales representatives.

Federal, state, and foreign enforcement bodies are continuing to increase their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions, and settlements in the healthcare industry. Violation of any of such laws or any other governmental regulations that apply may result in, significant penalties, including, without limitation, administrative, civil, and criminal penalties, damages, fines, disgorgement, contractual damages, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs, reputational harm, diminished profits and future earnings, and individual imprisonment.

Privacy and data security

In the ordinary course of business, we and the third parties upon which we rely collect, receive, store, or otherwise process personal data, including information we may collect about participants in our clinical trials. This personal data can also include data that is considered “sensitive” personal data under privacy laws, policies, or agreements to which we are subject. Accordingly, we are, or may be become, subject to numerous, evolving privacy and data security obligations, including global, federal, state, and local laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations related to privacy and data security.

These privacy and data security laws are evolving and may impose potentially conflicting obligations. Such obligations may include, without limitation, federal health information privacy laws, state information security and data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., the FTC Act). Through our acquisition of Prolaio, Inc., we have acquired an FDA-cleared patient data collection software platform, which we use to enhance data collection and analysis in our clinical trials, with a large curated cardiovascular clinical data set. While we currently use Prolaio’s platform solely for clinical research purposes and not to provide services to external healthcare providers, we remain subject to various privacy and data security requirements applicable to the collection, use, storage, and disclosure of patient health information. To the extent we obtain protected health information (“PHI”) from covered entities under HIPAA, we may be required to enter into data use agreements or business associate agreements and comply with applicable requirements for the use and disclosure of such information, including requirements related to de-identification, limited data sets, and appropriate safeguards.

Beyond HIPAA, our collection, use, and maintenance of large-scale patient health data through Prolaio’s platform subjects us to scrutiny under Section 5 of the FTC Act, which prohibits unfair or deceptive acts or practices. The FTC has authority to bring enforcement actions for privacy and data security practices that it deems unfair or deceptive, including actions related to the failure to maintain reasonable and appropriate data security measures, failure to comply with posted privacy policies, and deceptive statements regarding data practices. The FTC expects companies that collect, maintain, or use sensitive personal information, including individually identifiable health information, to implement data security measures that are reasonable and appropriate in light of the sensitivity and volume of the information held, the size and complexity of the business, and the cost of available tools to improve security and reduce vulnerabilities. The FTC has brought numerous enforcement actions against companies for inadequate security practices involving health data, resulting in consent decrees requiring comprehensive security programs, third-party audits, civil penalties, and injunctive relief. Additionally, the FTC’s Health Breach Notification Rule requires vendors of personal health records and related entities that are not covered by HIPAA to notify consumers, the FTC, and in some cases the media, of breaches of unsecured identifiable health information. State consumer protection laws enforced by state attorneys general impose similar requirements and provide additional bases for enforcement actions related to our data practices.

At the state level, numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording individuals certain rights concerning their personal data. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. Additionally, a smaller number of states have passed or are considering laws governing the privacy of consumer health data. While existing state consumer privacy laws provide exemptions for data processed in the context of clinical trials, the continued development of complex requirements at the state level may further complicate compliance efforts and may impact our business activities, including our identification of research subjects, relationships with business partners and ultimately the marketing and distribution of our products, and are examples of the increasingly stringent and evolving regulatory frameworks related to personal data processing, as more fully discussed in the section titled “Risk Factors.”

Additionally, to the extent we collect personal data outside of the United States, through clinical trials or otherwise, we are, or may become, subject to foreign data and data security laws, such as the European Union’s General Data Protection Regulation 2016/679 (“EU GDPR”) and other national data protection legislation in force in relevant EEA Member States, and the EU GDPR as it forms part UK law by virtue of section 3 of the European Union (Withdrawal) Act 2018 (“UK GDPR”). Foreign privacy and data security laws impose significant and complex compliance obligations on entities that are subject to those laws and may impose significant sanctions for non-compliance (including fines of up to the greater of 20 million Euros (17.5 million GBP for the UK) or 4% of worldwide annual revenue), as more fully discussed in the section titled “Risk Factors.”

Coverage and reimbursement

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the costs associated with their prescription. Therefore, adequate coverage and reimbursement from such third-party payors are critical to new and ongoing product acceptance. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product. Factors payors consider in determining coverage and reimbursement are based on whether the product is:

•	a covered benefit under its health plan;
•	safe, effective and medically necessary;
•	appropriate for the specific patient;
•	cost-effective; and
•	neither experimental nor investigational.

In the United States, no uniform policy of coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. A third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Therefore, even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a return on our investment. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.

Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost- effectiveness of medical products and services and imposing controls to manage costs.

There may be significant delays in obtaining coverage and reimbursement, as the process of determining coverage and reimbursement is often time consuming and costly. In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Moreover, coverage may be more limited than the purposes for which the product is approved by FDA or regulatory authorities in other countries.

Additionally, companies may also need to provide discounts to purchasers, private health plans, or government healthcare programs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication. Third-party payors could determine that our product candidates are not medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, results of operations and our financial condition.

The containment of healthcare costs has become a priority of federal, state, and foreign governments, and the prices of products have been a focus in this effort. There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical products, limiting coverage and the amount of reimbursement for drugs and other medical products, government control, and other changes to the healthcare system in the United States including the relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement, and requirements for substitution of generic products. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States.

Further, third-party payors are increasingly reducing reimbursements for drugs and services and implementing measures to control utilization of drugs (such as requiring prior authorization or step therapy for coverage, among other things). Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. We cannot be sure that reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, the level of reimbursement. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, the U.S. Centers for Medicare & Medicaid Services (the “CMS”) may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their commercial products, which has resulted in several U.S. Congressional inquiries and proposed and enacted state and federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products. Congress has indicated that it will continue to seek new legislative measures to control drug costs.

In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as average sales price (“ASP”) and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs. Adoption of price controls and cost-containment measures, including measures requiring most-favored nation pricing for drugs in the United States or policies mandating price negotiation, such as the Medicare drug price negotiation program, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products.

Outside the United States, ensuring coverage and adequate payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to government control in many countries. Pricing negotiations with government authorities can extend well beyond the receipt of regulatory approval for a product and may require a clinical trial that compares the cost-effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization.

In the EU, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the EU member states have the option to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. EU member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other EU member states allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the EU have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the EU. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states, and parallel trade, i.e., arbitrage between low-priced and high-priced EU member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.

Current and future healthcare reform

In the United States, there have been, and continue to be, a number of legislative and regulatory changes to the healthcare system that could impact our ability to sell our products profitably. For example, in March 2010, the ACA was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly affected the pharmaceutical industry. The ACA contained a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and changes to fraud and abuse laws. For example, the ACA, among other things:

•	increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1% of the average manufacturer price;

•	required collection of rebates for drugs paid by Medicaid managed care organizations; and

•	imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

Since its enactment, there have been judicial, administrative, executive, and legislative challenges to certain aspects of the ACA as well as executive orders related to the ACA’s implementation. It is unclear how healthcare reform measures of the current presidential administration or other efforts, if any, to challenge repeal or replace the ACA, will impact our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers and health plans

(including Part D prescription drug plans) through 2032, unless Congress takes additional action. The American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The One Big Beautiful Bill Act, which was enacted in July 2025, imposes significant reductions in the funding of the Medicaid program. Such reductions are expected to decrease the number of persons enrolled in Medicaid and reduce the services covered by Medicaid. These new laws and regulatory changes may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on prescribers of our drugs, if approved, and accordingly, our financial operations.

There has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs. For example, as of January 1, 2024, the American Rescue Plan Act of 2021 eliminated the statutory cap on drug manufacturers’ Medicaid drug rebate liability of 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs. The Inflation Reduction Act of 2022 (the “IRA”), among other things, directed HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and created civil monetary penalties and an excise tax for manufacturers that fail to comply with the drug price negotiation requirements. The IRA also imposed rebates for certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation, and, beginning in 2025, replaced the Part D coverage gap discount program with a new discounting program. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has completed two rounds of negotiation, covering 25 drugs, and has announced the third set of 15 drugs to be subject to negotiation. The Medicare drug price negotiation program is currently subject to multiple legal challenges. The impact of these challenges, as well as any other future challenges, is uncertain, and it is unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry.

The costs of prescription pharmaceuticals have also been the subject of considerable discussion in the United States. To date, there have been several recent U.S. congressional inquiries, as well as proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products. The Trump Administration has issued executive orders and supported proposed regulatory initiatives in 2025 that could have a significant impact on the prices that we, or any collaborators, may receive for any approved products.

On May 12, 2025, President Trump signed an executive order directing the Secretary of HHS to set and communicate most-favored-nation (“MFN”) price targets to manufacturers and propose a rulemaking plan to impose MFN pricing if “significant progress” is not made, and also directing the federal government to support regulatory paths to allow direct-to-patient sales for companies that meet these targets. The executive order further states that the Administration will take additional action (for example, examining whether marketing approvals should be modified or rescinded or considering individual drug importation waiver authorities) should manufacturers fail to offer American consumers the MFN lowest price. In July 2025, President Trump sent letters to certain pharmaceutical companies demanding that these companies extend MFN pricing to Medicaid and newly launched drugs as well as move to direct-to-consumer models priced at MFN pricing, and soliciting binding commitments by September 29, 2025. Since this time, multiple drug manufacturers have announced plans to, for certain of their drugs, lower prices to reflect similar pricing around the world, and to sell these reduced-price drugs on a direct-to-consumer purchasing platform developed by the federal government; however, it is not known what results will occur to the extent the recipients of these letters do not reduce their U.S. prices. In April 2026, the Trump administration issued a proclamation imposing tariffs under Section 232 of the Trade Expansion Act on imports of brand pharmaceuticals, biologics and associated pharmaceutical ingredients, beginning July 31, 2026. Exempted from these tariffs, among others, are companies that have executed or are negotiating agreements with the federal government regarding most favored nation pricing and onshoring of production and research and development.

Moreover, on December 19, 2025, CMS released two proposed rules that would incorporate MFN pricing principles into federal reimbursement for prescription drugs. The first proposal, the Global Benchmark for Efficient Drug Pricing Model (“GLOBE”) for Medicare Part B, would require manufacturers of specified single source drugs and sole source biologics to pay incremental rebates based on international benchmark prices, with participation triggered for products meeting CMS’s spending and eligibility criteria. The second proposal, the Guarding U.S. Medicare Against Rising Drug Costs (“GUARD”) model for Medicare Part D, would similarly mandate manufacturer rebates for qualifying sole source drugs where the Medicare net price exceeds an MFN benchmark derived from international reference pricing methodologies. As proposed, GLOBE would begin a five year performance period on October 1, 2026 and GUARD would begin its performance period in 2027. These proposals will likely be subject to legal challenges that could delay their implementation or modify their impact on manufacturer pricing and revenue. Additionally, in November 2025, CMS introduced the GENErating cost Reductions fOr U.S. Medicaid (“GENEROUS”) Model, a voluntary MFN framework for manufacturers participating in the Medicaid Drug Rebate Program. Although it is voluntary, the GENEROUS Model could also impact the drug pricing landscape for manufacturers.

Further, the White House in January 2026 released the “Great Healthcare Plan,” calling for Congress to codify the Trump Administration’s MFN drug-pricing deals (including to extend the results of recent voluntary negotiations following the May 2025 executive order), and also proposing measures that could affect pharmaceutical pricing and utilization dynamics more broadly, including expanding over-the-counter availability for certain verified-safe drugs and additional PBM/health insurance transparency and subsidy reforms. Any such legislation or implementing regulations could affect our pricing flexibility, contracting strategy, distribution channels, and net revenues.

Individual states have also been increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, marketing cost disclosure, drug price reporting and other transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. We expect that additional state and federal healthcare reform measures will be adopted in the future, particularly in light of the new presidential administration, any of which could limit the amounts that federal and state governments will pay for healthcare products and services.

Although a number of these and other proposed measures may require authorization through additional legislation to become effective, and the current presidential administration may reverse or otherwise change these measures, both the current presidential administration and Congress have indicated that they will continue to seek new legislative measures to control drug costs.

Similar political, economic, and regulatory developments are occurring in the EU and may affect the ability of pharmaceutical companies to profitably commercialize their products. In addition to continuing pressure on prices and cost containment measures, legislative developments at the EU or member state level may result in significant additional requirements or obstacles. The delivery of healthcare in the EU, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than EU, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing EU and national regulatory burdens on those wishing to develop and market products, this could restrict or regulate post-approval activities and affect the ability of pharmaceutical companies to commercialize their products. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.

In the EU, potential reductions in prices and changes in reimbursement levels could be the result of different factors, including reference pricing systems, parallel distribution, and parallel trade. It could also result from the application of external reference pricing mechanisms, which consist of arbitrage between low-priced and high- priced countries. Reductions in the pricing of our medicinal products in one EU member state could affect the price in other EU member states and, thus, have a negative impact on our financial results.

Health Technology Assessment (“HTA”) of medicinal products in the EU is an essential element of the pricing and reimbursement decision-making process in a number of EU member states. The outcome of HTA has a direct impact on the pricing and reimbursement status granted to the medicinal product. A negative HTA by a leading and recognized HTA body concerning a medicinal product could undermine the prospects to obtain reimbursement for such product not only in the EU member state in which the negative assessment was issued, but also in other EU member states.

In 2011, Directive 2011/24/EU was adopted at the EU level. This Directive establishes a voluntary network of national authorities or bodies responsible for HTA in the individual EU member states. The network facilitates and supports the exchange of scientific information concerning HTAs. Further to this, on December 13, 2021, Regulation No 2021/2282 on HTA, amending Directive 2011/24/EU, was adopted. The Regulation entered into force in January 2022 and has been applicable since January 2025, with phased implementation based on the type of product, i.e. oncology and advanced therapy medicinal products as of 2025, orphan medicinal products as of 2028, and all other medicinal products by 2030. The Regulation intends to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and provide the basis for cooperation at the EU level for joint clinical assessments in these areas. It will permit EU member states to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the highest potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU member states will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technology, and making decisions on pricing and reimbursement.

Facilities

Our corporate headquarters are located in Princeton, New Jersey, where we lease and occupy approximately 21,489 square feet of office space. Our Princeton lease expires in 2033. We also lease and occupy approximately 35,943 square feet of office and laboratory space in South San Francisco, California. Our South San Francisco lease expires in 2030.

We believe our existing facilities in Princeton and South San Francisco are sufficient for our needs for the foreseeable future. To meet the future needs of our business, we may lease additional or alternate space, and we believe suitable additional or alternative space will be available in the future on commercially reasonable terms.

Employees and human capital resources

As of March 31, 2026, we had 241 full-time employees and approximately 139 consultants, and approximately 39 of our employees have M.D. or Ph.D. degrees. Within our workforce, 190 employees are engaged in research and development and 51 are engaged in business development, finance, legal, and general management and administration. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Legal proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are probable to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on our business, financial condition, results of operations and prospects because of defense and settlement costs, diversion of management resources and other factors.

Management

Executive officers and directors

The following table sets forth information regarding our executive officers and directors as of May 26, 2026:

Name	Age	Position

Executive officers:

Tassos Gianakakos	53	Chief Executive Officer, Director, and Chair

Brianne Puglisi	40	Chief Financial Officer

Jay Edelberg	62	Chief Medical Officer

Andy Pasternak	55	Chief Strategy Officer

John B. Moriarty, Jr.	58	Chief Legal Officer and Corporate Secretary

Non-employee directors:

Paul Berns (2)	59	Director

Douglas Giordano (1)	63	Director

David Meeker, M.D. (1)(3)	71	Director

Kim Popovits (2)(3)	67	Director

Tim Walbert (2)(3)	59	Director

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating and corporate governance committee.

Executive officers

Tassos Gianakakos has served on our board of directors and as our Co-Founder, Chief Executive Officer and Chair since August 2023. Mr. Gianakakos also co-founded Prolaio, Inc. in November 2021, where he formerly held the role of chair and Chief Executive Officer prior to our acquisition of Prolaio, Inc. in February 2025. Previously, he served as Chief Executive Officer and President and a member of the board of directors of MyoKardia, Inc. from October 2013 to November 2020, when it was acquired by Bristol Myers Squibb (NYSE: BMY). From August 2020 to March 2024, Mr. Gianakakos served on the board of LianBio (formerly Nasdaq: LIAN). Mr. Gianakakos earned his B.S. in engineering and economics from the Massachusetts Institute of Technology, a graduate degree in biotechnology at Northwestern University and an MBA from Harvard Business School. We believe that Mr. Gianakakos’ extensive leadership and business expertise in the pharmaceutical industry provides him with the appropriate set of skills to serve as a member of our board of directors.

Brianne Puglisi has served as our Chief Financial Officer since November 2024. Prior to joining us, Ms. Puglisi served as Chief Business Officer for LianBio (formerly Nasdaq: LIAN) from February 2020 to January 2025. Previously, from April 2012 to January 2020, she was Senior Vice President of Finance and Strategic Operations at Kadmon Pharmaceuticals (formerly Nasdaq: KDMN) prior to its acquisition by Sanofi S.A. She has also held a senior-level position at KPMG LLP. Ms. Puglisi holds a B.B.A. degree from the University of Massachusetts, Amherst, and an MBA from New York University.

Jay Edelberg, M.D., Ph.D. has served as our Co-Founder and Chief Medical Officer since August 2023. Dr. Edelberg co-founded Prolaio, Inc. in December 2021 and served as its Head of Research and Development and a member of its board of directors prior to our acquisition of Prolaio, Inc. in February 2025. Prior to this, Dr. Edelberg was Chief Medical Officer for MyoKardia, Inc. from February 2019 to November 2020, when it was acquired by Bristol Myers Squibb (NYSE: BMY), and served as Senior Vice President of Global Drug Development at Bristol Myers Squibb from November 2020 to October 2021. Dr. Edelberg trained at the Massachusetts General Hospital (Internal Medicine), the Beth Israel Deaconess Medical Center in Boston (Cardiovascular Medicine) and Massachusetts Institute of Technology (Biology). He holds a B.S. in bioengineering from Columbia University, and an M.D. and Ph.D. from Duke University.

Andy Pasternak has served as our Chief Strategy Officer since January 2026. Prior to joining Kardigan, Mr. Pasternak served as an Advisory Partner at Bain & Company, a global management consulting firm, from March 2024 to December 2025. Prior to that, Mr. Pasternak served as Executive Vice President and Chief Strategy Officer at Horizon Therapeutics plc from November 2019 until its acquisition by Amgen Inc. in October 2023. Mr. Pasternak has served as Chairman of the board of directors at Context Therapeutics (Nasdaq: CNTX) since January 2025 and served on the board of directors of Endo, Inc. from April 2024 to August 2025. He is also an adjunct lecturer and advisory board member in the Healthcare at the Kellogg School of Management at Northwestern University. Mr. Pasternak holds a B.A. in economics from Northwestern and an MBA from the University of Chicago.

John B. Moriarty, Jr., J.D. has served as our Chief Legal Officer since April 2026. Previously, Mr. Moriarty served as Chief Legal Officer at Avidity Biosciences, Inc. from August 2024 through and following the completion of its acquisition by Novartis in March 2026. Prior to this, Mr. Moriarty served as Executive Vice President, Chief Legal Officer and Corporate Secretary at Mirati Therapeutics from May 2023 through the completion of its acquisition by BMS Co. in January 2024. From September 2020 to April 2023, Mr. Moriarty served as Executive Vice President, Chief Legal Officer and Corporate Secretary of Olema Pharmaceuticals, Inc. Mr. Moriarty received a B.A. from the University of Virginia and a J.D. cum laude from the University of Georgia School of Law.

Non-executive directors

Paul Berns has served on our board of directors since June 2024. Mr. Berns is a Managing Director with ARCH Venture Partners. Mr. Berns has been a member of ARCH Venture Partners since August 2018 and became a Managing Director in 2021. Mr. Berns is the Co-founder and Executive Chairman of both Tenvie Therapeutics, Inc. and Ollin Biosciences, Inc. Mr. Berns was also the Co-founder and Chairman of the Board of Directors for HI-Bio prior to its acquisition by Biogen, Inc. in July 2024, as well as a Co-founder and Lead Independent Director of Metsera Inc. prior to its acquisition by Pfizer in November 2025. Mr. Berns is the Co-founder, Chief Executive Officer and Chairman of Neumora Therapeutics, Inc. (Nasdaq: NMRA), Co-founder and member of the Board of Directors of Salma Health, and currently serves as Chairman of the Board of Directors of the privately held company Happy AI, and is a member of the Board of Directors of Mirador Therapeutics, Rhygaze, and Epirium. Mr. Berns has served as a director of Unity Biotechnology, Inc. (Nasdaq: UBX) from March 2018 to April 2025, EQRx, Inc., from January 2020 up to its acquisition by Revolution Medicines, Inc. in November 2023, and Jazz Pharmaceuticals plc (Nasdaq: JAZZ), a publicly-traded pharmaceutical company, from April 2010 to July 2021. Mr. Berns holds a B.S. in Economics from the University of Wisconsin. We believe that Mr. Berns’ financial expertise and experience in the biopharmaceutical industry qualify him to serve on our board of directors.

Douglas Giordano has served on our board of directors since June 2024. Mr. Giordano has served as a managing director at Perceptive Advisors since April 2021. Prior to joining Perceptive Advisors, Mr. Giordano was senior vice president of Pfizer Inc.’s Worldwide Business Development Group from 2010 until April 2021. From March 2007 through February 2010, Mr. Giordano was Vice President of Pfizer Worldwide Business Development, responsible for corporate development, licensing, alliance management, and all other corporate transactions. Mr. Giordano served as a member of the board of directors of Cerevel Therapeutics Holdings, Inc. (formerly Nasdaq: CERE), from September 2018 until its acquisition by AbbVie Inc. in August 2024. Mr. Giordano earned a B.S. in biomedical engineering from Duke University and an M.B.A. from Cornell University’s Johnson School of Business. We believe Mr. Giordano’s industry experience as an investor and business development executive qualify him to serve on our board of directors.

David Meeker, M.D. has served on our board of directors since October 2024. Dr. Meeker has served as Chair, President and Chief Executive Officer of Rhythm Pharmaceuticals, Inc., a biopharmaceutical company (Nasdaq: RYTM), since July 2020. Dr. Meeker has also served as a director of Rhythm Pharmaceuticals, Inc. since November 2015 and as its chairman of the board since April 2017. Previously, Dr. Meeker served as Chief Executive Officer of KSQ Therapeutics, Inc., a biotechnology company, from October 2017 to July 2020. From October 2011 until June 2017, Dr. Meeker served as President and CEO of Genzyme Corporation and subsequently as EVP, Head of Sanofi Genzyme, a unit of Sanofi S.A., a global pharmaceutical company. Dr. Meeker oversaw the company’s specialty business units-Rare Diseases, Multiple Sclerosis, Oncology and Immunology. He has also served as chairman of the board of directors of Trevi Pharmaceuticals, Inc. (Nasdaq: TRVI) since July 2017 and as chair of the board of directors of Pharvaris N.V. (Nasdaq: PHVS) since January 2021. Dr. Meeker completed his internal medicine residency at Harvard’s Beth Israel Hospital and pulmonary/critical care training at Boston University. He holds an M.D. degree from the University of Vermont Medical School, did his medical training in Internal Medicine, and pulmonary/critical care, and completed the Advanced Management Program at Harvard Business School in 2000. We believe that Dr. Meeker’s extensive experience in the biopharmaceutical industry qualify him to serve on our board of directors.

Kim Popovits has served on our board of directors since September 2024. Ms. Popovits served as President and Chief Executive Officer of Genomic Health, Inc., a healthcare company, from January 2009 until its acquisition by Exact Sciences in November 2019. Prior to that role, Ms. Popovits served as Genomic Health’s Chief Operating Officer from 2002 to 2009 and as its chairman of the board of directors from 2012 to 2019. Ms. Popovits has served as a director of Exact Sciences Corp (Nasdaq: EXAS) since January 2025, Kiniksa Pharmaceuticals, Ltd. (Nasdaq: KNSA) since May 2018, 10x Genomics, Inc. (Nasdaq: TXG) since March 2020, and Talis Biomedical Corporation (formerly Nasdaq: TLIS) since March 2020. Ms. Popovits holds a B.A. in business from Michigan State University. We believe that Ms. Popovits’ extensive experience as a biotechnology executive and board member qualify her to serve on our board of directors.

Tim Walbert has served on our board of directors since May 2026. Mr. Walbert is currently a senior advisor to Patient Square Capital since April 2026 and senior advisor to Amgen, Inc. (Nasdaq: AMGN), a biotechnology company, a position he has held since October 2023. Mr. Walbert was previously Chairman, President and Chief Executive Officer of Horizon Therapeutics plc from June 2008 to October 2023. Before joining Horizon Therapeutics plc, he was President, Chief Executive Officer and Director of IDM Pharma Inc., a biotechnology company. Before IDM Pharma Inc., Mr. Walbert served as Executive Vice President, Commercial Operations at NeoPharm Inc., a biotechnology company. From 2001 to 2005, he was Divisional Vice President and General Manager, Immunology, at Abbott, now AbbVie, leading the global development and launch of the multi-indication biologic HUMIRA, and served as Divisional Vice President, Global Cardiovascular Strategy. From 1998 to 2001, Mr. Walbert served as Director, CELEBREX North America, and Arthritis team Leader, Asia Pacific, Latin America and Canada, at G.D. Searle & Company. From 1991 to 1998, he also held sales and marketing roles with increasing responsibility at G.D. Searle, Merck & Co. Inc. and Wyeth. Mr. Walbert currently serves on the boards of Mirum Pharmaceuticals, Inc. (Nasdaq: MIRM), Sagimet Biosciences, Inc. (Nasdaq: SGMT), and Century Therapeutics, Inc. (Nasdaq: IPSC). He previously served on the board of directors for Aurinia Pharmaceuticals, Inc. (Nasdaq: AUPH) from 2020 to 2022, Exicure Inc. (Nasdaq: XCUR) from 2019 to 2022, Assertio Holdings Inc. (Nasdaq: ASRT) from 2014 to 2020, Raptor Pharmaceutical Corp. from 2010 to 2014; XOMA Corporation from 2011 to 2017, and Sucampo Pharmaceuticals Inc. from 2016 to 2018. Mr. Walbert received a Bachelor of Arts in business from Muhlenberg College in Allentown, PA. We believe that Mr. Walbert’s executive expertise and experience in the biopharmaceutical industry qualify him to serve on our board of directors.

Family relationships

There are no family relationships among any of our executive officers or directors.

Composition of our board of directors

Our business and affairs are managed under the direction of our board of directors, which currently consists of five members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required.

Certain members of our board of directors were elected under the provisions of our second amended and restated certificate of incorporation and agreements with our stockholders, which agreements are described under the section of this prospectus entitled “Certain Relationships and Related Person Transactions.” These board composition provisions will terminate upon the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and our board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees. Our nominating and corporate governance committee’s and our board of directors’ priority in selecting board members is the identification of persons who will further the interests of our stockholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape, professional and personal experiences, and expertise relevant to our growth strategy. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Our third amended and restated certificate of incorporation, which will become effective upon the completion of this offering, and our amended and restated bylaws, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Staggered board

Our third amended and restated certificate of incorporation, which will become effective upon the completion of this offering, and our amended and restated bylaws, which will be effective upon the effectiveness of the registration statement of which this prospectus forms a part, will permit our board of directors to establish the authorized number of directors from time to time by resolution. Each director serves until the expiration of the term for which such director was elected or appointed, or until such director’s earlier death, resignation or removal. In accordance with our third amended and restated certificate of incorporation, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Douglas Giordano and David Meeker and their terms will expire at our first annual meeting of stockholders following this offering, to be held in 2027;

•	the Class II directors will be Paul Berns and Kim Popovits and their terms will expire at our second annual meeting of stockholders following this offering, to be held in 2028; and

•	the Class III directors will be Tassos Gianakakos and Tim Walbert and their terms will expire at our third annual meeting of stockholders following this offering, to be held in 2029.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director independence

Under the listing standards, requirements and rules of The Nasdaq Stock Market LLC (the “Nasdaq Listing Rules”), independent directors must comprise a majority of our board of directors as a listed company within one year of the listing date. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions and phase-in periods following its initial public offering, a listed company’s audit committee must have at least three members and its compensation committee must have two members, and each member of its audit, compensation, and nominating and governance committees be independent within twelve months from the date of listing. Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under the Nasdaq Listing Rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries, other than compensation for board service; or (ii) be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1 under the Exchange Act, the board of directors must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director, and whether the director is affiliated with the company or any of its subsidiaries or affiliates.

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment, and affiliations, including family relationships, our board of directors has determined that each of Paul Berns, David Meeker, Douglas Giordano, Kim Popovits and Tim Walbert do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the Nasdaq Listing Rules. Our board of directors has determined that Tassos Gianakakos is not independent under applicable rules and regulations of the SEC and the Nasdaq Listing Rules. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Person Transactions.” Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply with all applicable requirements of the Nasdaq Listing Rules and the rules and regulations of the SEC.

We intend to adopt a policy, subject to and effective upon the effectiveness of the registration statement of which this prospectus forms a part, that outlines a process for our securityholders to send communications to the board of directors.

Board policies

In connection with this offering, we intend to adopt policies and procedures for director candidates for our nominating and corporate governance committee, which will provide for factors, such as a candidate’s character, judgment, skills, education, expertise, and absence of conflicts of interest should be considered in determining director candidates. Our priority in selection of board members will be identification of members who will further the interests of our stockholders through their established records of professional accomplishment, their ability to contribute positively to the collaborative culture among board members, and their knowledge of our business and understanding of the competitive landscape in which we operate and adherence to high ethical standards.

Board’s role in risk oversight

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our financial condition, development and commercialization activities, operations, strategic direction, and intellectual property as more fully discussed in the section titled “Risk Factors” appearing elsewhere in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of the board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairperson of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables the board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of our board of directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee intends to adopt a written charter, which will be effective upon the completion of this offering, that satisfies the application rules and regulation of the SEC, the Sarbanes-Oxley Act of 2002 and the Nasdaq Listing Rules. We will post the written charters to our website at www.kardigan.bio upon the completion of this offering. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only an inactive textual reference. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit committee

Upon the completion of this offering, our audit committee will consist of Douglas Giordano and David Meeker, and the chair of our audit committee will be David Meeker. We expect to have an audit committee consisting of three independent directors within one year of the listing date as set forth in Nasdaq Listing Rule 5615(b). Our board of directors has determined that each member of the audit committee is independent under the Nasdaq Listing Rules and Rule 10A-3(b)(1) of the Exchange Act and can read and understand fundamental financial statements in accordance with applicable requirements. Our board of directors has also determined that David Meeker is an “audit committee financial expert” within the meaning of SEC regulations. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector. Both our independent registered public accounting firm and management will periodically meet privately with our audit committee.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial-statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

•

reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•

recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases.

Compensation committee

Upon the completion of this offering, our compensation committee will consist of Paul Berns, Kim Popovits, and Tim Walbert and the chair of our compensation committee will be Kim Popovits. Our board of directors has determined that each member of the compensation committee is independent under the Nasdaq Listing Rules and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans, and programs and to review and determine the compensation to be paid to our executive officers, directors, and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

•

evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation (i) reviewing and determining the cash compensation of our Chief Executive Officer and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq listing rules;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and recommending to the board of directors the compensation of our directors;

•	preparing our compensation committee report if and when required by SEC rules;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis,” if and when required, to be included in our annual proxy statement; and

•	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Nominating and corporate governance committee

Upon the completion of this offering, our nominating and corporate governance committee will consist of David Meeker, Kim Popovits and Tim Walbert, and the chair of our nominating and corporate governance committee will be David Meeker. Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the Nasdaq Listing Rules, a non-employee director, and free from any relationship that would interfere with the exercise of his or her independent judgment.

The primary purpose of the nominating and corporate governance committee is to discharge the responsibilities of our board of directors with respect to our corporate governance functions and to identify, communicate with, evaluate and recommend candidates for our board of directors. Specific responsibilities of our nominating and corporate governance committee include:

•	developing and recommending to the board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

•	overseeing the evaluation of our board of directors and management.

Code of business conduct and ethics

In connection with this offering, we intend to adopt a written code of business conduct and ethics that applies to all our employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of our code of business conduct and ethics will be posted on our website at www.kardigan.bio. We intend to disclose on our website any future amendments of our code of business conduct and ethics or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions, or our directors from provisions in the code of business conduct and ethics. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only an inactive textual reference.

Compensation committee interlocks and insider participation

None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our officers currently serve, or have served during the last calendar year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Compensation recovery

In connection with this offering, we intend to adopt a compensation recovery policy that is compliant with the Nasdaq Listing Rules, as required by the Dodd-Frank Act, to be effective in connection with the effectiveness of the registration statement of which this prospectus forms a part.

Limitations on liability and indemnification agreements

As permitted by Delaware law, provisions in our third amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering and upon the effectiveness of the registration statement of which this prospectus forms a part, respectively, limit or eliminate the personal liability of directors and officers for a breach of their fiduciary duty of care as a director or officer. The duty of care generally requires that, when acting on behalf of the corporation, a director and/or officer exercise an informed business judgment based on all material information reasonably available to him or her. Consequently, a director or officer will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director or officer, except for liability for:

•	any breach of the director or officer’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	for our directors, unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the Delaware General Corporation Law (the “DGCL”);

•	for our officers, any derivative action by or in the right of the corporation; or

•	any transaction from which the director or officer derived an improper personal benefit.

These limitations of liability do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as injunctive relief or rescission. These provisions will not alter a director or officer’s liability under other laws, such as the federal securities laws or other state or federal laws. Our third amended and restated certificate of incorporation that will become effective upon the closing of this offering also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Delaware law, our amended and restated bylaws to be effective immediately prior to the consummation of this offering will provide that:

•	we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law;

•	we must advance expenses to our directors and officers, and may advance expenses to our employees and other agents, in connection with a legal proceeding to the fullest extent permitted by law; and

•	the rights provided in our amended and restated bylaws are not exclusive.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director or officer, then the liability of our directors or officers will be so eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated bylaws will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit such indemnification. We have obtained such insurance.

In addition to the indemnification that will be provided for in our third amended and restated certificate of incorporation and amended and restated bylaws, we plan to enter into separate indemnification agreements with each of our directors and executive officers, which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, expenses, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

This description of the indemnification provisions of our third amended and restated certificate of incorporation, our amended and restated bylaws and our indemnification agreements is qualified in its entirety by reference to these documents, each of which is attached as an exhibit to the registration statement of which this prospectus forms a part.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Executive compensation

The following discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation policies and practices that we adopt in the future may differ materially from currently planned programs as summarized in this discussion.

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act. Our named executive officers (“NEOs”), for the year ended December 31, 2025, which consist of our principal executive officer and our two most highly compensated executive officers (other than our Chief Executive Officer), are:

•	Tassos Gianakakos, our Chief Executive Officer;
•	Jay Edelberg, M.D., Ph.D., our Chief Medical Officer; and
•	Brianne Puglisi, our Chief Financial Officer.

2025 summary compensation table

The following table sets forth information regarding compensation awarded to, earned by, or paid to our NEOs for services rendered to us in all capacities during the fiscal year ended December 31, 2025.

Name and principal position	Year	Salary($)		Bonus($)(1)	Stock awards($)(1)	Option awards($)(2)	Non-equity incentive plan compen- sation($)(3)	All other compen- sation($)(4)	Total($)
Tassos Gianakakos	2025	532,837	(5)	2,310,750	6,689,250	6,313,471	223,000	2,737,496	18,806,803
Chief Executive Officer
Jay Edelberg	2025	457,707		691,000	1,309,000	346,416	147,358	623,246	3,574,727
Chief Medical Officer
Brianne Puglisi	2025	460,000		—	—	1,216,747	151,340	—	1,828,087
Chief Financial Officer

(1)	The amounts reported in the Bonus and Stock Awards column reflect the integration bonus paid as part of the Prolaio transaction-related incentive program, which was paid in a mix of cash and shares of Series B preferred stock. The amounts reported in the Stock Awards column represent the aggregate grant date fair value of such shares of Series B preferred stock calculated in accordance with FASB ASC Topic 718. For more information on these bonuses, see a description of the annual performance bonuses under the section titled “—Narrative Disclosure to Summary Compensation Table—Prolaio Bonus Integration Agreements” below.

(2)	The amounts reported represent the aggregate grant date fair value of the stock options granted to the named executive officers during the applicable fiscal year, calculated in accordance with FASB ASC 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 11 to our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for the stock options, and does not correspond to the actual economic value that may be received upon exercise of the stock options, issuance of shares of common stock, or any sale of any of the underlying shares of common stock.

(3)	The amounts reported represent the annual bonuses each NEO earned during fiscal year 2025 based on achievement of company performance, which were paid in the first quarter of 2026. For more information on these bonuses, see a description of the annual performance bonuses under the section titled “—Narrative Disclosure to Summary Compensation Table—Elements of Compensation—Annual Cash Bonus Opportunities” below.

(4)	The amounts reported reflect the tax gross-up paid as part of the Prolaio transaction-related incentive program, to reflect (i) the incremental taxes owed due to the difference in tax treatment between ordinary income and capital gains and (ii) an additional tax gross-up on such amount. For more information, see the description under “—Narrative Disclosure to Summary Compensation Table–Prolaio Bonus Integration Agreements” below.

(5)	Includes $21,576 earned as salary for Mr. Gianakakos’ employment with Prolaio, Inc. following the Prolaio transaction for a transitional period through April 30, 2025. During this transitional period, we reduced Mr. Gianakakos’ salary by a corresponding amount.

Narrative disclosure to the summary compensation table

Elements of compensation

The compensation of our NEOs generally consists of three key elements: (i) base salary; (ii) annual cash bonus opportunities; and (iii) long term incentive compensation in the form of equity awards.

Base salaries

The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, responsibilities, and contributions. Each NEO’s initial base salary was specified, as described below, either in his offer letter or employment agreement, or in absence of such documentation, through approval by the board of directors, and is reviewed (and, if applicable, adjusted) from time to time by our board of directors or compensation committee.

For the fiscal year ended December 31, 2025, the annual base salaries for Mr. Gianakakos, Dr. Edelberg and Ms. Puglisi were as follows:

Named executive officer	2024 annual base salary (through 2/15/2025)	2025 annual base salary (effective 2/16/2025)
Tassos Gianakakos	$527,000	$540,175
Jay Edelberg	$446,000	$459,380
Brianne Puglisi(1)	$460,000	$460,000

(1)	Ms. Puglisi’s base salary was determined at the time she joined us in November 2024, which remained in effect throughout 2025.

Annual cash bonus opportunities

For the fiscal year ended December 31, 2025, each of our NEOs was eligible to earn an annual bonus based on the Company’s achievement of certain performance objectives. Each NEO’s target bonus opportunity, expressed as a percentage of base salary, is established at the time of appointment based on independent market data. The target annual bonus for Mr. Gianakakos, Dr. Edelberg and Ms. Puglisi were 45%, 35% and 35% of their respective base salaries.

The goals applicable to our NEOs’ 2025 annual cash bonuses related to the achievement of certain performance milestones with individual performance also considered as part of the overall evaluation. Following a review of 2025 performance, our compensation committee determined that we had achieved our 2025 goals at 92% and approved 2025 cash incentive payments to our NEOs in the amounts reported in the Non-Equity Incentive Plan column of our 2025 Summary Compensation Table above. Compensation decisions for the Chief Executive Officer, including bonus determinations, were reviewed and approved by the Board of Directors.

Equity-Based compensation

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants promote executive retention because they incentivize our executive officers to remain in our employment during the vesting period.

Accordingly, our board of directors or our compensation committee periodically reviews the equity incentive compensation of our NEOs and may grant equity incentive awards to them from time to time. See “—Outstanding equity awards at fiscal year-end” for more information regarding equity awards made to our NEOs.

Perquisites/personal benefits

Perquisites or other personal benefits are not a significant component of our executive compensation program. Accordingly, we do not provide significant perquisites or other personal benefits to our executive officers, including our named executive officers.

401(k) plan

We currently maintain a tax-qualified 401(k) retirement savings plan for our employees, including our NEOs, who satisfy certain eligibility requirements. Our NEOs are eligible to participate in the 401(k) plan on the same terms as other full-time employees. Our 401(k) plan is intended to qualify for favorable tax treatment under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. During fiscal year 2025, we did not make any matching contributions under our 401(k) plan.

Prolaio bonus integration agreements

On February 24, 2025, we entered into an agreement (the “Bonus Agreements”) with each of Mr. Gianakakos and Dr. Edelberg pursuant to which Mr. Gianakakos and Dr. Edelberg were granted a right to a bonus upon the closing and successful integration of Prolaio, Inc. into us in the amount of $9.0 million and $2.0 million, respectively, of our common stock issued in our initial public offering or in our redeemable convertible preferred stock if a preferred stock financing occurred before our initial public offering (the “bonus equity securities”), plus an additional amount to cover the incremental taxes owed due to the treatment of the bonus equity securities as ordinary income rather than long term capital gains (plus an additional amount to cover the federal, state and local income and employment taxes on such incremental amount). We also agreed that if the bonus equity securities issued in connection with the Bonus Agreements were not freely tradeable securities, we would loan each of Mr. Gianakakos and Dr. Edelberg an amount necessary to cover all applicable federal, state and local taxes applicable to the bonuses.

The payment of the bonuses pursuant to the Bonus Agreements was triggered by our Series B financing. On September 4, 2025, in connection with the Series B financing, we entered into bonus integration agreements (the “Bonus Integration Agreements”) with each of Mr. Gianakakos and Dr. Edelberg. The Bonus Integration Agreements modified the Bonus Agreements such that (i) each recipient agreed to forfeit Series B redeemable convertible preferred stock to satisfy the tax withholding obligations, (ii) certain payments required to be made under the Bonus Agreements would be remitted to tax authorities via payroll for certain tax liabilities required to be satisfied by us through payroll and (iii) no loan will be issued to the recipient. Pursuant to the Bonus Integration Agreements, (i) Mr. Gianakakos received a net of 313,092 shares of Series B redeemable convertible preferred stock and we remitted $4,758,525 directly to federal and state tax authorities via payroll and $289,721 directly to Mr. Gianakakos in satisfaction of certain tax liabilities and (ii) Dr. Edelberg received a net of 61,268 shares of Series B redeemable convertible preferred stock and we remitted $1,214,824 directly to federal and tax authorities via payroll and $99,422 directly to Mr. Edelberg in satisfaction of certain tax liabilities.

Compensation recovery policy

In accordance with the requirements of the SEC and Nasdaq Listing Rules, our board of directors plans to adopt a compensation recovery policy, which will become effective upon the date on which the registration statement of which this prospectus is part is declared effective by the SEC. The compensation recovery policy will provide that in the event we are required to prepare a restatement of financial statements due to material noncompliance with any financial reporting requirement under securities laws, we will seek to recover any incentive-based compensation that was based upon the attainment of a financial reporting measure and that was received by any current or former executive officer during the three-year period preceding the date that the restatement was required if such compensation exceeds the amount that the executive officers would have received based on the restated financial statements.

Outstanding equity awards at fiscal year-end

The following table provides information regarding the outstanding equity awards held by our NEOs as of December 31, 2025. All awards were granted pursuant to the 2023 Plan. See “—Equity Incentive Plans—2023 Plan” below for additional information.

Option awards									Stock awards
Name and principal position	Grant date		Vesting start date	Number of securities underlying unexercised options exercisable(#)(1)	Number of securities underlying unexercised options unexercisable(#)(1)	Equity incentive plan awards: number of securities underlying unexercised unearned options(#)	Option exercise price($)	Option expiration date	Number of shares or units of stock that have not vested(#)	Market value of shares or units of stock that have not vested($)(2)
Tassos Gianakakos	6/6/2024	(3)	6/6/2024	—	—	2,685,458	2.15	6/5/2034	—	—
Chief Executive	8/5/2024	(4)	7/1/2024	—	—	—	—	—	516,667	4,768,836
Officer	10/1/2025	(3)	10/1/2025	—	—	879,567	9.23	9/30/2035	—	—
Jay Edelberg	8/18/2023	(5)	6/6/2024	—	—	—	—	—	625,000	5,768,750
Chief Medical	8/5/2024	(4)	7/1/2024	—	—	—	—	—	193,750	1,788,313
Officer	9/19/2025	(6)	3/13/2025	—	60,000	—	6.58	4/6/2035	—	—
Brianne Puglisi	4/7/2025	(7)	11/18/2024	32,500	87,500	—	5.02	4/6/2035	—	—
Chief Financial Officer	4/7/2025	(8)	11/18/2024	24,850	65,150	—	5.02	4/6/2035	—	—

(1)	All options were granted under our 2023 Plan. To the extent noted below, certain options are exercisable immediately upon grant, subject to a repurchase right in favor of the Company, which lapses as the option vests. Accordingly, the columns and footnotes below reflect the extent to which the stock options held by our named executive officers were vested (as opposed to exercisable) as of December 31, 2025.

(2)	The amounts reported in this column reflect the market value of the number of unvested shares, valued at $9.23 per share, which represents the fair market value of the Company’s common stock as of December 31, 2025.

(3)	This option is early exercisable. The shares underlying this option are subject to both service-based and performance vesting conditions. The service-based vesting condition shall be satisfied if Mr. Gianakakos remains in service as CEO through the earliest of June 6, 2027, his death or disability or his termination without cause or for good reason (a “Qualifying Termination Event”). The performance vesting conditions are based upon achieving specified valuation thresholds while he remains in service as CEO or within 2 years following a Qualifying Termination Event.

(4)	The shares underlying this award have been acquired upon the early exercise of a stock option and are subject to repurchase. The shares vest as follows: 25% vests upon the first anniversary of the vesting start date and the remaining 75% of the option vests in 36 equal monthly installments thereafter, in each case, subject to the continued service of the named executive officer.

(5)	The shares of restricted stock subject to this award vested 50% upon grant and the remaining 50% vested in 36 equal monthly installments following the vesting start date, subject to the continued service of the named executive officer.

(6)	The total grant consisted of an option to purchase 60,000 shares, allocated as follows: 53,670 shares subject to the option were designated as Incentive Stock Options (“ISOs”) and 6,330 shares subject to the option were designated as Non-Qualified Stock Options (“NQSOs”). The NQSO portion of the award is early exercisable and the ISO portion is exercisable only upon vesting. The option vests as follows: 25% vests upon the first anniversary of the vesting commencement date and the remaining 75% of the option vests in 36 equal monthly installments thereafter, in each case, subject to the continued service of the named executive officer.

(7)	The total grant consisted of an option to purchase 120,000 shares, allocated as follows: 79,680 shares subject to the option were designated as ISOs and 40,320 of the shares subject to the option were designated as NQSOs. The NQSO portion of the award is early exercisable and the ISO portion is exercisable only upon vesting. The option vests as follows: 25% vests upon the first anniversary of the vesting commencement date and the remaining 75% of the option vests in 36 equal monthly installments thereafter, in each case, subject to the continued service of the named executive officer.

(8)	The total grant consisted of a NQSO to purchase 91,757 shares, all of which were early exercisable. The option vests as follows: 25% vests upon the first anniversary of the vesting commencement date and the remaining 75% of the option vests in 36 equal monthly installments thereafter, in each case, subject to the continued service of the named executive officer.

Employment and severance arrangements

Employment agreements

We initially entered into an offer letter with Ms. Puglisi in connection with the commencement of her employment, which set forth the terms and conditions of her employment, including initial base salary, initial target annual bonus opportunity, initial equity awards, and eligibility to participate in our employee benefit plans generally offered to our employees.

In connection with the consummation of our initial public offering, we intend to enter into new employment agreements with each of our NEOs and other executive officers (each, an “Executive Agreement”). These Executive Agreements will supersede Ms. Puglisi’s existing offer letter and the terms of the Severance Policy (as defined below). Pursuant to these new agreements, our NEOs will receive annual base salaries and short and long-term incentives, in the form of cash and equity compensation.

The Executive Agreements will provide for each NEO’s at-will employment and set forth, among other things, the applicable NEO’s annual base salary and annual target cash bonus. In addition, each NEO is eligible to participate in the benefit plans and programs of the Company, subject to the terms of such plans.

Each of the NEOs will also be eligible to receive severance payments and benefits in connection with a termination without “cause” or for “good reason.” In connection with such a termination, an NEO would be eligible to receive the following payments and benefits subject to the NEO’s execution of a release and subject to not breaching any of the NEO’s post-employment contractual obligations to the Company: (i) a lump sum payment equal to 12 months of base salary for the Chief Executive Officer and nine months for each other executive other than the Chief Executive Officer, and (ii) an amount equal to the monthly employer contribution, based on the premiums as of the date of termination, that we would have made to provide health insurance for the applicable participant if he or she had remained employed by us for 12 months, in the case of the Chief Executive Officer, and nine months, in the case of each executive other than the Chief Executive Officer. Each of the NEOs will also be eligible to receive enhanced severance payments and benefits (in lieu of the payments and benefits described in the immediately preceding sentence) if such a qualifying termination of employment occurs within three months prior to or 12 months following a sale event. In connection with such a qualifying termination, an NEO would be eligible to receive the following payments and benefits subject to the NEO’s execution of a release and subject to not breaching any of the named executive officer’s post-employment contractual obligations to the Company: (A) a lump sum payment equal to the sum of (x) 18 months’ base salary for the Chief Executive Officer and 12 months’ base salary for each executive other than the Chief Executive Officer and (y) 1.5 times the target annual bonus in effect immediately prior to the date of termination for the Chief Executive Officer and 1.0 times for each executive other than the Chief Executive Officer, (B) an amount equal to the monthly employer contribution, based on the premiums as of the date of termination, that we would have made to provide health insurance for the applicable participant if he or she had remained employed by us for 18 months, in the case of the Chief Executive Officer, and 12 months, in the case of each executive other than the Chief Executive Officer and (C) for all outstanding and unvested equity awards of the company that are subject to time-based vesting held by the participant, full accelerated vesting of such awards.

The Executive Agreements will further provide that, in the event the amount of any compensation by the Company to or for the benefit of the named executive officers under the Executive Agreements would be subject to the excise tax imposed by Section 4999 of the Code, then such compensation shall be reduced (but not below zero) so that the sum of the compensation shall be $1.00 less than the amount at which the named executive officer becomes subject to the excise tax imposed under Section 4999 of the Code; provided that such reduction shall only occur if such reduction would result in a higher net after-tax benefit to the NEO.

Amended and restated severance policy

On April 23, 2025, our board of directors adopted the Executive Severance and Change in Control Policy, which was amended and restated on October 1, 2025 (the “Severance Policy”), in which our named executive officers and certain other executives are eligible to participate. Upon entry into the new Executive Agreements described above, our NEOs will no longer be eligible for benefits under the Severance Policy.

The Severance Policy provides that upon a termination by us for any reason without Cause or resignation for Good Reason, each as defined in the Severance Policy (a “Qualifying Termination”), in each case outside of the period commencing three months prior to and ending on the first anniversary following a Sale Event, as defined in the Severance Policy (the “Change in Control Period”), eligible participants will be entitled to receive, subject to the execution and delivery of a release of claims in favor of the company and continued compliance with all applicable restrictive covenants, (a) a lump sum payment equal to 12 months of base salary for the Chief Executive Officer and nine months for each other executive other than the Chief Executive Officer and (b) an amount equal to the monthly employer contribution that we would have made to provide health insurance for the applicable participant if he or she had remained employed by us for 12 months, in the case of our Chief Executive Officer, or nine months, for each executive other than the Chief Executive Officer.

The Severance Policy also provides that upon a Qualifying Termination within the Change in Control Period, an eligible participant will be entitled to receive, in lieu of the payments and benefits above and subject to the execution and delivery of a release of claims in favor of the company and continued compliance with all applicable restrictive covenants, (a) a lump sum payment equal to the sum of (i) 18 months’ base salary for the Chief Executive Officer and 12 months’ base salary for each executive other than the Chief Executive Officer and (ii) 1.5 times the target annual bonus in effect immediately prior to the date of termination for the Chief Executive Officer and 1.0 times for each executive other than the Chief Executive Officer, (b) an amount equal to the monthly employer contribution, based on the premiums as of the date of termination, that we would have made to provide health insurance for the applicable participant if he or she had remained employed by us for 18 months, in the case of the Chief Executive Officer, and 12 months, in the case of each executive other than the Chief Executive Officer and (c) for all outstanding and unvested equity awards of the company that are subject to time-based vesting held by the participant, full accelerated vesting of such awards.

The payments and benefits provided under the Severance Policy in connection with a Sale Event may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject an eligible participant, including named executive officers, to an excise tax under Section 4999 of the Code. If the payments or benefits payable in connection with a Sale Event would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to the participant.

Senior executive cash incentive bonus plan

On May 22, 2026, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan (the Bonus Plan), which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. The Bonus Plan provides for cash bonus payments based upon company and individual performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or the corporate performance goals, as well as individual performance objectives.

Our compensation committee may select corporate performance goals from among the following: developmental, publication, clinical or regulatory milestones; cash flow (including, but not limited to, operating cash flow and free cash flow); revenue; corporate revenue; earnings before interest, taxes, depreciation and amortization; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; acquisitions, licenses, collaborations or strategic transactions; financing or other capital raising transactions; operating income (loss); return on capital, assets, equity, or investment; stockholder returns; return on sales; total shareholder return; gross or net profit levels; productivity; expense efficiency; margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share of our common stock; bookings, new bookings or renewals; sales or market shares; number of prescriptions or prescribing physicians; coverage decisions; leadership development, employee retention and recruiting and other human resources matters; operating income and/or net annual recurring revenue, any of which may be (A) measured in absolute terms, as compared to any incremental increase, (B) measured in terms of growth, as compared to results of a peer group, (C) measured against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The corporate performance goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the corporate performance goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and us, an executive officer shall be required to be employed by us on the bonus payment date to be eligible to receive a bonus payment under the Bonus Plan. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

Equity incentive plans

Amended and restated 2023 stock option and grant plan

Our 2023 Plan, as amended and restated, was originally adopted on August 18, 2023 was subsequently amended and restated on June 6, 2024, and was further amended on March 20, 2025, May 15, 2025, September 4, 2025, February 13, 2026 and April 1, 2026, to enable the issuance of incentive stock options, non-qualified stock options, restricted stock awards, unrestricted stock awards and restricted stock units to our employees, officers, directors, consultants and other key persons. As of December 31, 2025, the Company had reserved an aggregate of 21,190,579 shares of common stock for the issuance of stock options and other equity awards under the 2023 Plan. This number of shares of common stock reserved for issuance is subject to adjustment in the event of a stock split, stock dividend, or other change in the Company’s capitalization. Subject to such overall limitation, the maximum number of shares that may be issued as incentive stock options under the 2023 Plan may not exceed 100,000,000 shares. As of May 26, 2026, options to purchase 16,295,170 shares of common stock, 451,389 unvested shares of restricted stock and 49,440 unvested restricted stock units were outstanding under the 2023 Plan. Our board of directors has determined not to make any further awards under the 2023 Plan following the completion of this offering, but all outstanding awards under the 2023 Plan will continue to be governed by their existing terms. In connection with this offering, we intend to adopt a new incentive equity plan under which we will grant equity-based awards following this offering, as described below under “—2026 Equity Incentive Plan.” This summary is not a complete description of all provisions of the 2023 Plan and is qualified in its entirety by reference to the 2023 Plan, which will be filed as an exhibit to the registration statement of which this prospectus is part.

Share recycling

The shares of common stock underlying any awards that are forfeited, cancelled, reacquired by the Company prior to vesting, satisfied without the issuance of stock, or otherwise terminated (other than by exercise), and shares that are withheld upon exercise of an option or settlement of an award to cover the exercise price or tax withholding under the 2023 Plan are added back to the shares of common stock available for issuance under the 2023 Plan.

Options

The 2023 Plan permits the granting of both options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. The option exercise price of each option will be determined by the administrator of the 2023 Plan but may not be less than 100% of the fair market value of the Company’s common stock on the date of grant, or in the case of an incentive stock option granted to a 10% owner, the exercise price shall not be less than 110% of the fair market value of the Company’s common stock on the date of grant. The term of each option is fixed by the 2023 Plan administrator and may not exceed ten years from the date of grant, or five years from the date of grant in the case of an incentive stock option granted to a 10% owner. The 2023 Plan administrator determines at what time or times each option may be exercised.

Restricted stock and restricted stock units

The 2023 Plan administrator may award restricted shares of common stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include continued employment or other service relationship with the Company through a specified vesting period and/or the achievement of certain performance goals.

Unrestricted stock awards

The 2023 Plan administrator may also grant shares of common stock that are free from any restrictions under the 2023 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Sale event

Upon the effective time of a “sale event” (as defined in the 2023 Plan), all outstanding option awards granted under the 2023 Plan and the 2023 Plan shall terminate unless assumed or continued by a successor entity. In the event of such termination, individuals holding options will be permitted to exercise such options within a specified period of time prior to the sale event. In the event of a sale event, all unvested restricted stock awards and restricted stock units (other than those that become vested as a result of the sale event) will be forfeited unless assumed or continued by a successor entity. With respect to individuals holding restricted stock that is forfeited upon a sale event, such restricted stock shall be repurchased by the Company at a price per share equal to the lower of the original per share purchase price paid by the holder (subject to adjustment) or the current fair market value of such shares as determined immediately prior to the effective time of the sale event. In addition, in connection a sale event, the Company may make or provide for a cash payment to participants in exchange for the cancellation of their options (to the extent then vested and exercisable, including by reason of acceleration in connection with such sale event) or outstanding restricted stock or restricted stock units, in an amount equal to the difference between (a) the per share consideration in the sale event times the number of shares subject to the vested portion of such awards being cancelled and (b) the aggregate price paid, or exercise price, as applicable, if any, of the awards.

Adjustments

In the event of certain corporate transactions and events, including a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change to the Company’s capital stock, the 2023 Plan administrator shall make appropriate adjustments to the maximum number of shares reserved for issuance under the 2023 Plan, the number and kind of securities subject to outstanding awards under the 2023 Plan, and the repurchase or exercise price of any outstanding awards under the 2023 Plan.

Transferability

Stock options and, prior to exercise, the shares issuable upon exercise of such stock option, shall not be transferable by the optionee otherwise than by will or by the laws of descent and distribution, and all stock options shall be exercisable, during the optionee’s lifetime, only by the optionee, or by the optionee’s legal representative or guardian in the event of the optionee’s incapacity. However, the plan administrator may permit an optionee to transfer non-qualified stock options by gift to family members, certain trusts, or partnerships. Unless the transfer complies with the applicable award agreement, all applicable securities laws, and the transfer restrictions in the 2023 Plan (including the Company’s right of first refusal and repurchase rights), 2023 Plan awards generally may not be sold, pledged, assigned, hypothecated, transferred, or otherwise disposed of or encumbered.

Amendment and termination

The board may amend or discontinue the 2023 Plan and the 2023 Plan administrator may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under any outstanding award without the holder’s consent. Certain amendments to the 2023 Plan require the approval of the Company’s stockholders. The 2023 Plan administrator may exercise its discretion to reduce the exercise price of outstanding stock options or to effect repricing through the cancellation of outstanding stock options and grant of replacement awards.

2026 equity incentive plan

Our 2026 Plan will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. Upon the effectiveness of the 2026 Plan, we will cease granting awards under our 2023 Plan. A summary of the material terms of the 2026 Plan follows below.

The 2026 Plan authorizes the award of both equity-based and cash-based incentive awards, including: (i) stock options (both incentive stock options and nonqualified stock options), (ii) stock appreciation rights (“SARs”), (iii) restricted stock awards, (iv) restricted stock units, and (v) cash or other stock-based awards. Incentive stock options may be granted only to employees. All other types of awards may be issued to employees, directors, consultants and other service providers.

Shares subject to 2026 plan

We will initially reserve    shares of our common stock for issuance under our 2026 Plan. The number of shares reserved for issuance under our 2026 Plan will increase automatically on January 1, 2027 and each anniversary of such date prior to the termination of the 2026 Plan, equal to the lesser of (A) 5% of the sum of (i) the number our shares of common stock issued and outstanding and (ii) the number of shares of common stock issuable pursuant to the exercise of any outstanding pre-funded warrants to acquire common stock for a nominal exercise price ((i) and (ii) together, the “Outstanding Shares”) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares as determined by our board or compensation committee (the “Annual Increase”). Subject to such overall limitation, the maximum number of shares of our common stock may be issued under the 2026 Plan through incentive stock options shall not exceed     shares, as cumulatively increased on January 1, 2027 and each January 1 thereafter by the lesser of the Annual Increase for such year or    shares of common stock.

The following shares will be added (or added back) to the shares available for issuance under the 2026 Plan:

•	shares subject to 2023 Plan or 2026 Plan awards that expire, terminate or are cancelled or forfeited for any reason after the effectiveness of the 2026 Plan;

•	shares reacquired by us prior to vesting;

•	shares underlying awards satisfied without the issuance of stock;

•	shares that after the effectiveness of the 2026 Plan are withheld to satisfy the exercise price of an option issued under our 2023 Plan or 2026 Plan; and

•	shares that after the effectiveness of the 2026 Plan are withheld to satisfy tax withholding obligations related to any award under our 2023 Plan or 2026 Plan.

Shares of our common stock issued by us through the assumption or substitution of awards in connection with a future acquisition of another entity will not reduce the shares available for issuance under the 2026 Plan.

Administration

We expect that our 2026 Plan will be administered by our compensation committee. The administrator of the plan will have the authority to, among other things, interpret the plan and award agreements, select grantees, determine the vesting, payment and other terms of awards, and modify or amend awards. Our compensation committee may delegate to one or more of our officers the authority to issue awards under the 2026 Plan to grantees who are not executive officers, subject to parameters established by the compensation committee.

Adjustments

In the event of certain corporate events or transactions (such as a merger, consolidation, reorganization, recapitalization, stock split, reverse stock split, spin-off, stock dividend or similar transaction or change in our capital structure), our compensation committee will make adjustments or substitutions to the number and kind of shares that may be issued under the 2026 Plan, the number and kind of shares subject to outstanding awards, the exercise price or base price of outstanding awards, and/or any other affected terms and conditions of the 2026 Plan or outstanding awards, in each case as it deems appropriate and equitable.

Stock options

The 2026 Plan provides for the grant of both incentive stock options and non-qualified stock options to purchase shares of our common stock at a stated exercise price. The exercise price of stock options granted under the 2026 Plan must be at least equal to the fair market value of our common stock on the date of grant unless the option (i) is granted pursuant to a transaction described in, and in a manner consistent with Section 424(a) of the Code, (ii) is granted to an individual who is not subject to U.S. income tax or (iii) is otherwise exempt from or complies with Section 409A of the Code. The maximum term of options granted under our 2026 Plan is ten years. In the case of an incentive stock option that is granted to a Ten Percent Owner (as defined in the 2026 Plan), the exercise price of such incentive stock option shall be not less than 110% of the fair market value on the grant date and shall have a term not longer than five years.

Stock appreciation rights

An SAR provides for a payment, in cash or shares of our common stock or a combination of both, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. The base price of a SAR must be at least the fair market value of a share of our common stock on the date of grant, unless the SAR (i) is granted pursuant to a transaction described in, and in a manner consistent with Section 424(a) of the Code, (ii) is granted to an individual who is not subject to U.S. income tax or (iii) is otherwise exempt from or complies with Section 409A of the Code. SARs may not have a term that is longer than ten years from the date of grant.

Restricted stock awards

An RSA is an issuance of shares of our common stock subject to forfeiture restrictions that lapse based on the satisfaction of service and/or performance conditions. The price, if any, of each share subject to an RSA will be determined by the compensation committee. During the vesting period, a participant will have the right to vote and receive any dividends with respect to restricted stock, provided that any such dividends are subject to the same vesting schedule as the shares to which they relate.

Restricted stock units

Restricted stock units represent the right to receive shares of our common stock (or cash equal to the value of such shares) at a specified time in the future, following the satisfaction of specified service and/or performance conditions.

Unrestricted stock awards, cash based awards and dividend equivalent rights

Unrestricted stock awards, cash-based awards and dividend equivalent rights may be granted to participants. Our compensation committee will determine the terms and conditions of each such award, including, as applicable, the term, any exercise or purchase price, performance goals, vesting conditions and other terms and conditions. Payment in respect of a cash or other stock-based award may be made in cash, shares of our common stock, or a combination of both, at the discretion of our compensation committee.

Change in control

The 2026 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2026 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2026 Plan. To the extent that awards granted under the 2026 Plan are not assumed or continued or substituted by the successor entity, upon the effective time of the sale event, such awards shall terminate. In the event of such termination, (i) individuals holding options and SARs will be permitted to exercise such options and SARs (to the extent exercisable) within a specified period of time prior to the sale event or (ii) we may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and SARs equal (A) the difference between the per share cash consideration payable to stockholders in the sale event and the per share exercise price of the options or SARs, multiplied by (B) the number of shares subject to such outstanding vested and exercisable options and SARs (to the extent exercisable at prices not in excess of the per share cash consideration), and we may make or provide for a payment, in cash or in kind, to participants holding other vested awards equal to the per share cash consideration multiplied by the number of vested shares underlying such awards.

Repricing permitted

Our board of directors and compensation committee are specifically authorized, without obtaining prior approval of our stockholders or any affected participant, to (i) cancel options or stock appreciation rights outstanding under the 2026 Plan in exchange for new options or stock appreciation rights with a lower exercise or base price per share; (ii) cancel underwater options or stock appreciation rights outstanding under the 2026 Plan in exchange for consideration payable in cash or in our equity securities; or (iii) otherwise directly reduce the exercise or base price of options or stock appreciation rights outstanding under the 2026 Plan.

Clawback

Awards under the 2026 Plan will be subject to clawback or recoupment pursuant to any applicable policy, law or exchange listing requirement in effect from time to time.

Transferability

Except for certain estate planning transfers authorized by the compensation committee, awards granted under the 2026 Plan are generally nontransferable except by will or by the laws of descent and distribution.

Amendment and termination

Our board of directors may amend our 2026 Plan at any time, subject to stockholder approval if required by applicable law or exchange listing requirement. The 2026 Plan will terminate ten years after it becomes effective.

Employee stock purchase plan

Our board of directors intends to adopt the ESPP prior to closing of this offering, under which we may provide our employees and employees of our participating subsidiaries with an opportunity to purchase of shares of our common stock at a discounted purchase price. The material terms of the ESPP are summarized below. The ESPP has two components: a component intended to qualify as an “employee stock purchase plan” meeting the requirements of Section 423 of the Code (the “423 Component”), and a component that is not intended to so qualify (the “Non-423 Component”). Except as otherwise provided, the Non-423 Component will be operated and administered in the same manner as the 423 Component, except where prohibited by law. The following summary describes the material terms of the ESPP. This summary is not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration

Subject to the express provisions of the ESPP, our compensation committee will have the authority to construe and interpret the ESPP, prescribe, amend and rescind rules relating to the ESPP’s administration and take any other actions necessary or desirable for the administration of the ESPP and to facilitate compliance with Section 423 of the Code and other applicable law.

Stock subject to the ESPP

Subject to adjustment as provided in the ESPP, a total of    shares of our common stock will be authorized and reserved for issuance under the ESPP. In addition, on January 1, 2027 and on each January 1 thereafter prior to the termination of the ESPP, the number of shares of our common stock authorized and reserved for issuance under the ESPP will be increased by a number of shares of our common stock equal to the least of (i)     shares of our common stock, (ii) 1% of the shares of the Outstanding Shares on the final day of the immediately preceding calendar year, and (iii) such smaller number of shares of our common stock as determined by the compensation committee (as administrator of the ESPP). Such shares of our common stock may be newly issued shares, treasury shares or shares acquired on the open market. In the event that any dividend or other distribution (whether in the form of cash, our common stock, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, or exchange of our common stock or our other securities, or other change in our structure affecting our common stock occurs, then in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the ESPP, our compensation committee will, in such manner as it deems equitable, adjust the number of shares and class of common stock that may be delivered under the ESPP, the purchase price per share and the number of shares covered by each outstanding option under the ESPP, and the numerical limits described above.

Eligibility

Generally, our employees and employees of our participating subsidiaries who are employed on the first day of an offering period are eligible to participate in such offering period, provided that our compensation committee may determine that employees must satisfy one or more of the following service requirements before participating in the ESPP: (i) continuous employment with us for a minimum period of time (not to exceed two years), (ii) customary employment for at least twenty hours per week and for more than five months in any calendar year, or (iii) such other criteria as the compensation committee may determine consistent with the requirements of Section 423 of the Code. Our compensation committee may also exclude from participation in the ESPP or any offering period employees who are (i) “highly compensated employees” within the meaning of Section 414(q) of the Code or (ii) citizens or residents of a foreign jurisdiction where the grant of an option under the ESPP to such employee would be prohibited under the laws of such foreign jurisdiction or the grant of an option under the ESPP to such employee in compliance with the laws of such foreign jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code. No employee may be granted options to purchase shares of our common stock under the ESPP if such employee (x) immediately after the grant would own capital stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or (y) holds rights to purchase shares of our common stock under all of our employee stock purchase plans (as defined in Section 423 of the Code) that accrue at a rate exceeding $25,000 (determined as of the option grant date) for each calendar year in which such rights are outstanding.

Grant and exercise of options

The ESPP permits us to make one or more offerings each year to our employees to purchase shares under the ESPP, consisting of one or more purchase periods provided that no offering period may exceed 27 months. Eligible employees may elect to become a participant in the ESPP by submitting an enrollment form, pursuant to which an employee may elect to enroll in the ESPP, authorize a new level of payroll deductions, or stop payroll deductions and withdraw from an offering period. However, a participant may not purchase more than a number of shares of our common stock during each offering period that exceeds $25,000 divided by the fair market value of our common stock on the first day of such offering period (or such other maximum number as our compensation committee determines in advance of an offering period).

During each offering period for which a participant has enrolled, the participant may contribute through payroll deductions in an amount equal to (i) between   % and   %, in whole percentages, of his or her compensation, or (ii) such other maximum as may be specified by the compensation committee in advance of the offering, in each case, on each pay day occurring during such offering period. A participant’s compensation for purposes of the ESPP includes base compensation, but excludes overtime, commissions, incentive or bonus awards, allowances and reimbursements for expenses such as relocation allowances or travel expenses, income or gains related to Company stock options or other share-based awards and similar items. No interest shall accrue on or be payable with respect to the payroll deductions of a participant in the ESPP. Payroll deductions would be made before deduction for any salary deferral contributions made by the employee to any tax-qualified or nonqualified deferred compensation plan.

On the last trading day of each offering period, a participant’s option to purchase shares of our common stock will be exercised automatically. The per-share purchase price will be 85 percent of the fair market value of one share of our common stock on the offering date or the exercise date, whichever is less. As soon as reasonably practicable after the last day of each offering period, we will arrange for the delivery to each participant of the shares of our common stock purchased upon exercise of his or her option. We may require that the shares of our common stock be deposited and/or retained for a specified period of time with a financial services firm or other agent it designates as broker. Neither payroll deductions nor rights with respect to the exercise of an option or to receive shares of our common stock are transferable, other than by will, by the laws of descent and distribution, or by written designation of a beneficiary with our compensation committee.

Unless the compensation committee, in its sole discretion, chooses otherwise prior to an offering date, and to the extent an offering has more than one offering period and to the extent permitted by applicable law, if the fair market value of the common stock on any exercise date in an offering is lower than the fair market value of the common stock on the offering date, then all participants in such offering automatically will be withdrawn from such offering immediately after the exercise of their option on such exercise date and automatically re-enrolled in the immediately following offering as of the first day thereof and the preceding offering will terminate.

Termination of employment and withdrawal from the ESPP

Participants may elect to withdraw from the ESPP at any time and receive back any of their contributions, without interest, not used to purchase shares of our common stock; provided that if a participant wishes to withdraw his or her funds prior to purchase, he or she must submit a revised enrollment form to our compensation committee by such deadline specified by the compensation committee. Participants who terminate employment before the end of an offering period will be deemed to have withdrawn from the ESPP and the payroll deductions in the participant’s notional account that have not been used to purchase shares of our common stock will be returned to the participant.

Amendment and termination of the ESPP

Our Board may amend or terminate the ESPP at any time for any reason. If the ESPP is terminated, our compensation committee may elect to terminate the outstanding offering period either immediately, or after shares of our common stock have been purchased on the last trading day of the offering period (which may, in the discretion of our compensation committee, be accelerated) and all amounts that have not been used to purchase shares of our common stock will then be returned to participants as soon as administratively practicable. In the event of a merger, consolidation, acquisition of property or stock, separation, reorganization or other corporate event described in Section 424 of the Code, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute the option, the offering period with respect to which the option relates will be shortened by setting a new purchase date that occurs before the date of the applicable transaction. Unless terminated earlier pursuant to the terms of the ESPP, the ESPP will have a term of 10 years following the ESPP’s effective date.

Director compensation

Non-employee director compensation

2025 director compensation table

The following table presents the total compensation for each person who served as a non-employee director during the fiscal year ended December 31, 2025. Mr. Gianakakos does not receive any additional compensation from us for his service on our board of directors by virtue of his position as chief executive officer of the Company. See the section titled “Executive Compensation” for more information on the compensation paid to or earned by Mr. Gianakakos for the fiscal year ended December 31, 2025.

Name	Fees earned or paid in cash($)(1)	Option awards($)(2)(3)	Total($)
Paul Berns	42,692	226,224	268,916
Doug Giordano	42,692	226,224	268,916
David Meeker	42,692	345,747	388,439
Kim Popovits	42,692	344,107	386,799

(1)	Amounts represent annual cash retainers paid to our non-employee directors for service on the board and board committees.

(2)	All of the option awards were granted under the 2023 Plan, the terms of which plan are described below under “Executive Compensation—Equity Incentive Plans—2023 Plan.” The amounts reported represent the aggregate grant date fair value of the stock options granted to our non-employee directors during the applicable fiscal year, calculated in accordance with FASB ASC 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 11 to our consolidated financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for the stock options, and do not correspond to the actual economic value that may be received upon exercise of the stock options, issuance of shares of common stock, or any sale of any of the underlying shares of common stock.

(3)	The following table provides information regarding the number of shares of common stock underlying stock options granted to our non-employee directors that were outstanding as of December 31, 2025:

Name	Option awards(#)
Paul Berns	50,367
Doug Giordano	50,367
Kim Popovits	70,367
David Meeker	70,367

Pre-IPO non-employee director compensation policy

In February 2025, our board of directors approved a policy providing for an annual cash retainer for each of our non-employee directors equal to $40,000 per year, plus an additional $7,000 per year for serving on a committee of the board. In addition, in fiscal year 2025, each of our non-employee directors received an option to purchase 50,367 shares of our common stock and Ms. Popovits and Dr. Meeker received an additional option to purchase 20,000 shares of our common stock.

Post-IPO non-employee director compensation policy

In connection with this offering, our board of directors intends to adopt a non-employee director compensation policy, to be effective as of the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC. The policy is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, our non-employee directors will be eligible to receive cash retainers (which will be payable quarterly in arrears and prorated for partial years of service) and equity awards as set forth below, provided that our non-employee directors may opt to receive their cash retainers in fully vested shares of our common stock:

Compensation elements: non-employee director compensation policy

Board Service
Annual Cash Retainer	$45,000

Annual Committee Chair Retainer
Audit	$20,000
Compensation	$15,000
Nominating and Corporate Governance	$10,000

Annual Committee Member Retainer
Audit	$10,000
Compensation	$7,500
Nominating and Corporate Governance	$5,000

In addition, the non-employee director compensation policy will provide that, upon initial election or appointment to our board of directors, each non-employee director will be granted an equity award consisting of options to purchase shares of our common stock with a fair market value of $650,000 (the “Initial Grant”). The Initial Grant shall vest in equal monthly installments over three years from the date of grant, subject to continued service as a director through the applicable vesting date unless the Board determines that circumstances warrant continuation of vesting. Furthermore, on the date of each annual meeting of stockholders following the completion of this offering, each non-employee director who continues as a non-employee director following such meeting will be granted an annual equity award consisting of options to purchase shares of our common stock with a fair market value of $325,000 (the “Annual Grant”). The Annual Grant shall vest in full upon the earlier of (i) the first anniversary of the date of grant or (ii) the date of the next Annual Meeting, subject to continued service as a director through the applicable vesting date unless the Board determines that circumstances warrant continuation of vesting. These awards are subject to full accelerated vesting upon the sale of the Company.

The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any non-employee director for service as a non-employee director in a calendar year period will not exceed $750,000 (or $1,000,000 for the calendar year in which the applicable non-employee director is initially elected or appointed to our board of directors).

We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings of our board of directors or any committee thereof.

Certain relationships and related person transactions

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, and indemnification arrangements discussed, when required, in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration rights,” the following is a description of all transactions since our date of incorporation and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years; and

•

any of our directors, executive officers or holders of more than 5% or more of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities or affiliated entities, had or will have a direct or indirect material interest.

SAFE financing

In September 2023, we issued Simple Agreements for Future Equity (“SAFEs”) with a principal amount of $250,000 to KCM 2023 Trust. In January 2024 and April 2024, we issued additional SAFEs with a principal amount of $250,000 to KCM 2023 Trust and $350,000 to AEG 2021 Trust, respectively. Tassos Gianakakos, our Chief Executive Officer and Chair, and his family members are trustees of each of KCM 2023 Trust and AEG 2021 Trust. Each SAFE converted into shares of our Series A redeemable convertible preferred stock, as further described below.

Series A redeemable convertible preferred stock financing

In June 2024, we entered into a Series A redeemable convertible preferred stock purchase agreement (the “Series A SPA”) under which we issued and sold 2,487,790 shares of Series A redeemable convertible preferred stock, at a price of $19.42 per share, for gross proceeds of $48.3 million (the “Series A Initial Closing”). Contemporaneously, KCM 2023 Trust and AEG 2021 Trust converted their SAFEs having an aggregate principal amount of $850,000 into 43,762 shares of Series A redeemable convertible preferred stock, bringing the total number of shares of Series A redeemable convertible preferred stock issued at the Series A Initial Closing to 2,531,532 shares.

The Series A SPA provided for three additional closings: the initial additional closing, first milestone closing and second milestone closing. The first milestone closing and second milestone closing were each conditioned upon the achievement of milestones specified in the Series A SPA. Investors could also choose to early exercise their tranche rights by providing written notice outside of specified blackout periods.

Subsequent to the Series A Initial Closing, the initial additional closing occurred on July 22, 2024, at which we sold 2,883,206 additional shares of Series A redeemable convertible preferred stock at a price of $19.42 per share for total gross proceeds of $56.0 million. Additionally, the second milestone closing occurred on February 14, 2025, at which we sold 5,148,587 additional shares of Series A redeemable convertible stock at a price of $19.42 per share, resulting in total gross proceeds of $100.0 million. The first milestone closing occurred on August 27, 2025, at which we sold 5,148,587 additional shares of Series A redeemable convertible stock at a price of $19.42 per share, resulting in additional total gross proceeds of $100.0 million. The following table summarizes the shares of our Series A redeemable convertible preferred stock issued to our related parties:

Purchasers(1)	Series A redeemable convertible preferred stock	Total purchase price	Total SAFE balance exchanged for Series A redeemable convertible preferred stock
Entities affiliated with ARCH(2)	5,148,587	$99,999,976	—
Entities affiliated with Perceptive(3)	5,148,583	$99,999,894	—
Entities affiliated with HRTG Partners(4)	5,148,586	$99,999,956	—
KCM 2023 Trust(5)	25,742	—	$500,000
AEG 2021 Trust(6)	18,020	—	$350,000

(1)	Additional details regarding these stockholders and their equity holdings are included in the section titled “Principal Stockholders.”

(2)	Entities affiliated with ARCH beneficially own more than 5% of our outstanding capital stock. Paul Berns, a member of our board of directors, was designated to our board of directors by ARCH and is a managing director at ARCH.

(3)	Entities affiliated with Perceptive beneficially own more than 5% of our outstanding capital stock. Douglas Giordano, a member of our board of directors, was designated to our board of directors by Perceptive and is a managing director at Perceptive.

(4)	Entities affiliated with HRTG Partners beneficially own more than 5% of our outstanding capital stock.

(5)	Mr. Gianakakos and his family members are trustees of KCM 2023 Trust.

(6)	Mr. Gianakakos and his family members are trustees of AEG 2021 Trust.

Series B redeemable convertible preferred stock financing

In September 2025, we entered into a Series B redeemable convertible preferred stock purchase agreement (the “Series B SPA”) under which we issued and sold 4,082,529 shares of Series B redeemable convertible preferred stock and 2,610,635 shares of Series B-1 redeemable convertible preferred stock, at a price of $21.37 per share for each series, for total gross proceeds of $143.0 million (the “Series B Initial Closing”). In addition, we issued warrants to purchase 550,000 shares of our common stock to each of ARCH and HRTG Partners, with an exercise price of $21.37 per share.

The Series B SPA provided for two additional closings within 90 days and 120 days, respectively, of the Series B Initial Closing. The additional closings were conditioned upon the investors being made party to the Investors’ Rights Agreement, Voting Agreement, and Right of First Refusal and Co-Sale Agreement, each initially dated as of September 4, 2025.

Subsequent to the Series B Initial Closing, the first additional closing occurred on October 9, 2025, at which we sold 4,025,257 additional shares of Series B redeemable convertible preferred stock at the same price of $21.37 per share for total gross proceeds of $86.0 million. Additionally, the second additional closing was consummated on October 15, 2025, at which we sold 1,170,134 additional shares of Series B-1 redeemable convertible preferred stock at a price of $21.37 per share for total gross proceeds of $25.0 million.

We also completed an additional closing on March 20, 2026, at which we sold 468,053 additional shares of Series B redeemable convertible preferred stock at the price of $21.37 per share for total gross proceeds of $10.0 million.

The following table summarizes the shares of our Series B and Series B-1 redeemable convertible preferred stock issued to our related parties:

Purchasers(1)	Series B redeemable convertible preferred stock	Total purchase price
Entities affiliated with ARCH(2)	3,510,401	$74,999,998
Entities affiliated with HRTG Partners(3)	3,978,454	$84,999,988
Entities affiliated with Fidelity(4)	2,732,176	$58,373,159

(1)	Additional details regarding these stockholders and their equity holdings are included in the section titled “Principal Stockholders.”

(2)	Entities affiliated with ARCH beneficially own more than 5% of our outstanding capital stock. Paul Berns, a member of our board of directors, was designated to our board of directors by ARCH and is a managing director at ARCH.

(3)	Entities affiliated with HRTG Partners beneficially own more than 5% of our outstanding capital stock.

(4)	Entities affiliated with Fidelity beneficially own more than 5% of our outstanding capital stock.

Acquisition of Prolaio, Inc.

On February 24, 2025, we entered into an Agreement and Plan of Merger (the “Prolaio Merger Agreement”), with Prolaio, Inc., a clinical intelligence company, pursuant to which we acquired 100% of the outstanding capital stock of Prolaio, Inc. Mr. Gianakakos was the Chief Executive Officer and a member of the board of directors of Prolaio, Inc. Jay Edelberg, our Chief Medical Officer, was Head of Research and Development and a member of the board of directors of Prolaio, Inc. Mr. Gianakakos and Dr. Edelberg owned 55.7% and 16.6%, respectively, of Prolaio, Inc. at the time of its acquisition by us. The total purchase consideration transferred was approximately $8.6 million, consisting of approximately $4.0 million in cash, primarily used to repay $4.0 million of promissory notes held by Mr. Gianakakos’ family’s trusts, and fair value of contingent consideration of $4.6 million, representing the estimated acquisition date fair value of milestone payments. Through our acquisition of Prolaio, Inc., we gained access to its cardiovascular data collection and analytics platform.

Upon the consummation of the merger, Prolaio, Inc. became our wholly-owned subsidiary. Pursuant to the Prolaio Merger Agreement, as amended on May 1, 2026, and subject to the conditions therein, the former stockholders of Prolaio, Inc., including Mr. Gianakakos and Dr. Edelberg, are entitled to certain milestone payments upon the achievement of specified tiered valuation thresholds of Kardigan in a range from $5.0 billion to $12.0 billion in an amount of up to $200 million in the aggregate, to the extent such milestones are achieved on or before May 1, 2032, to be allocated among such former stockholders on a pro rata basis in accordance with their respective ownership interests in Prolaio, Inc. immediately prior to the acquisition. If such milestone payments become payable in full, Mr. Gianakakos and Dr. Edelberg are entitled to receive an aggregate of $139.5 million. Such milestone payments shall be payable in cash or shares of our common stock, at our election, as consideration in exchange for the prior cancellation of the issued and outstanding shares of common stock of Prolaio, Inc.

Demand note with Tassos Gianakakos

On May 30, 2024, we issued a demand promissory note (the “Demand Note”) in the principal amount of $225,270 to Mr. Gianakakos for funds to meet our working capital needs. The Demand Note was payable on demand on or after June 3, 2024. The Demand Note accrued interest at the rate of 6.0% per annum and could be prepaid in whole or in part at any time without prepayment premium or penalty. We repaid the Demand Note in full in July 2024 with proceeds from the Series A financing.

Founder shares modification

On June 5, 2024, Mr. Gianakakos, as an individual and through his family’s trusts, and Dr. Edelberg each provided a notice of conversion (the “Notices of Conversion”) of their existing Series FF-1 Preferred Stock,

Class F-1 Common Stock, Series FF-2 Preferred Stock and Class F-2 Common Stock. Effective as of the date of the Notices of Conversion, each Series FF-1 Preferred Stock and Series FF-2 Preferred Stock converted to zero (0) shares of Class F-1 Common Stock and Class F-2 Common Stock, respectively. Each share of Class F-1 Common Stock and Class F-2 Common Stock was converted on a one-for-one basis into Class A common stock. As a result of the conversions specified in the Notices of Conversion, our existing Series FF-1 Preferred Stock, Class F-1 common stock, Series FF-2 Preferred Stock and Class F-2 Common Stock were converted to 7,500,000 shares of Class A common stock. On June 6, 2024, all outstanding shares of our Class A common stock were reclassified into shares of our common stock.

Prolaio bonus integration agreements

On February 24, 2025, in connection with the Prolaio Merger Agreement, we entered into agreements (the “Bonus Agreements”) with each of Mr. Gianakakos and Dr. Edelberg pursuant to which Mr. Gianakakos and Dr. Edelberg were granted a right to a bonus in the amount of $9.0 million and $2.0 million, respectively, of shares of common stock issued in our initial public offering or convertible preferred stock, as applicable (the “bonus equity securities”), as well as certain additional amounts of bonus equity securities to cover a portion of all applicable federal, state and local income and employment taxes applicable to the bonus amounts, upon the closing and our successful integration of Prolaio, Inc. We also agreed that if the bonus equity securities issued in connection with the Bonus Agreements were not freely tradeable securities, we would loan each of Mr. Gianakakos and Dr. Edelberg an amount necessary to cover all applicable federal, state and local taxes applicable to the bonuses.

The Bonus Agreements became payable upon completion of the Series B Initial Closing. On September 4, 2025, in connection with the Series B Initial Closing, we entered into bonus integration agreements (the “Bonus Integration Agreements”) with each of Mr. Gianakakos and Dr. Edelberg. The Bonus Integration Agreements modified the Bonus Agreements such that (i) each recipient agreed to forfeit Series B redeemable convertible preferred stock to satisfy the tax withholding obligations, (ii) certain payments required to be made under the Bonus Agreements would be remitted to federal and state tax authorities via payroll for certain tax liabilities required to be satisfied by us through payroll and (iii) no loan will be issued to the recipient. Pursuant to the Bonus Integration Agreements, and net for tax withholding obligations, (i) Mr. Gianakakos received 313,092 shares of Series B redeemable convertible preferred stock and we remitted $4,758,525 directly to federal and state tax authorities via payroll in satisfaction of certain tax liabilities and $289,721 directly to Mr. Gianakakos in satisfaction of certain tax liabilities and (ii) Dr. Edelberg received 61,268 shares of Series B redeemable convertible preferred stock and we remitted $1,214,824 directly to federal and state tax authorities via payroll and $99,422 directly to Mr. Edelberg in satisfaction of certain tax liabilities.

Agreements with stockholders

Investors’ rights agreement

We are a party to an amended and restated investors’ rights agreement, dated as of September 4, 2025 (the “Investors’ Rights Agreement”), with the holders of our redeemable convertible preferred stock and certain holders of our common stock, including entities affiliated with certain of our directors.

The Investors’ Rights Agreement provides certain holders of our redeemable convertible preferred stock with a participation right to purchase their pro rata share of new securities that we may propose to sell and issue, subject to certain exceptions. Such participation right will terminate upon the completion of this offering. The Investors’ Rights Agreement further provides certain holders of our redeemable convertible preferred stock with certain rights, including certain registration rights with respect to the registrable securities held by them. See the section titled “Description of Capital Stock—Registration rights” for additional information.

Voting agreement

We entered into an amended and restated voting agreement, dated as of September 4, 2025 (the “Voting Agreement”), with the holders of our redeemable convertible preferred stock and certain holders of our common stock, including entities affiliated with certain of our directors. Pursuant to the voting agreement, we agreed to appoint to our board of directors one representative designated by Perceptive, currently Douglas Giordano, one representative designated by ARCH, currently Paul Berns, our Chief Executive Officer, Tassos Gianakakos, and two independent directors. The Voting Agreement will terminate upon the closing of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until they resign, are removed or their successors are duly elected by holders of our common stock. The composition of our board of directors after this offering is described in more detail under the section titled “Management—Board Composition.”

Right of refusal and co-sale agreement

We entered into the amended and restated right of first refusal and co-sale agreement, dated as of September 4, 2025 (the “ROFR Agreement”), with the holders of our redeemable convertible preferred stock and certain holders of our common stock, including entities affiliated with certain of our directors. Pursuant to the ROFR Agreement, we have a right of first refusal on certain transfers of our shares by the key holders, certain significant holders of our redeemable convertible preferred stock have a secondary right of first refusal on such transfers, and such redeemable convertible preferred stockholders have a right of co-sale to participate in respect of such transfers on a pro rata basis. The ROFR Agreement will terminate upon the completion of this offering.

Management rights and side letters

In connection with the initial issuance and sale of our redeemable convertible preferred stock, we entered into management rights and side letters with certain purchasers of our redeemable convertible preferred stock, including entities affiliated with certain of our directors. Pursuant to these agreements, such entities were granted certain management rights, including, among other things, the right to consult with and advise our management on significant business issues, review our operating plans, examine our books and records, inspect our facilities and to receive information concerning the general status of our financial condition and operations, all subject to certain exceptions for highly confidential proprietary information and attorney-client privileged materials. Except for certain confidentiality obligations, publicity restrictions and provisions related to material non-public information, all rights under these management rights and side letters will terminate upon completion of this offering.

Employment arrangements

We have entered into employment agreements and severance arrangements with certain of our executive officers, as more fully described in the section titled “Executive Compensation.”

Equity grants

We have granted options to purchase shares of our common stock to certain of our executive officers and directors. For more information regarding the options granted to our executive officers and directors, see the sections titled “Executive Compensation” and “Director Compensation” included elsewhere in this prospectus.

Indemnification agreements

Our third amended and restated certificate of incorporation will contain provisions limiting the liability of directors and officers, and our amended and restated bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our third amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by our board of directors. In addition, we have entered into or intend to enter into an indemnification agreement with each of our directors and executive officers, which will require us to indemnify them. For more information regarding these agreements, see the section titled “Management—Limitations on Liability and Indemnification Agreements” included elsewhere in this prospectus.

Directed share program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to approximately     shares of our common stock being offered hereby (approximately 5%) for directors, executive officers, certain employees and certain other persons associated with us. The directed share program will not limit the ability of our directors, officers, and their family members, or holders of more than 5% of our capital stock, to purchase more than $120,000 in value of our common stock. We do not currently know the extent to which these related persons will participate in our directed share program, if at all, or the extent to which they will purchase more than $120,000 in value of our common stock. See “Underwriting—Directed share program.”

Policies and procedures for transactions with related persons

Prior to completion of this offering, we intend to adopt a written policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any series of our common stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any series of our common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 (or, if less, 1% of the average of our total assets in a fiscal year) and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration, and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Principal stockholders

The following table sets forth information regarding beneficial ownership of our capital stock as of May 26, 2026 by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;
•	each of our directors;
•	each of our named executive officers; and
•	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under these rules, beneficial ownership includes any shares of common stock as to which the individual or entity has sole or shared voting power or investment power. Unless otherwise indicated below, to our knowledge the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of common stock subject to options that are currently exercisable or exercisable within 60 days of May 26, 2026 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

Applicable percentage ownership before the offering is based on an aggregate of 40,468,480 shares of common stock (which includes 451,389 shares of restricted common stock and 621,898 shares of common stock issued upon early exercise of stock options that remain subject to repurchase) deemed to be outstanding as of May 26, 2026, after giving effect to the conversion of all outstanding shares of redeemable convertible preferred stock into 29,987,476 shares of common stock upon the completion of this offering.

Applicable percentage ownership after the offering is based on     shares of common stock assumed to be outstanding immediately after the completion of this offering (assuming the sale of shares of common stock in this offering and no exercise of the underwriters’ option to purchase additional shares).

The following table does not reflect any shares of common stock that may be purchased in this offering, including pursuant to our directed share program described under “Underwriting— Directed share program.” If any shares are purchased by our existing principal stockholders, directors or their affiliated entities, or our executive officers the number and percentage of shares of our common stock beneficially owned by them after this offering will differ from those set forth in the following table.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Kardigan, Inc., 506 Carnegie Center Drive, Suite 201, Princeton, NJ 08540.

		Percentage of shares beneficially owned
Name of beneficial owner	Number of shares beneficially owned	Before offering	After offering

5% or Greater Shareholders:
Entities affiliated with ARCH (1)	9,208,988	22.5%
Entities affiliated with HRTG Partners (2)	9,208,987	22.5%
Entities affiliated with Perceptive (3)	5,148,583	12.7%
Entities affiliated with Fidelity (4)	2,808,320	6.9%

Named Executive Officers and Directors:
Tassos Gianakakos, Chief Executive Officer, Director, and Chair (5)	6,156,854	15.2%
Jay Edelberg, M.D., Ph.D., Chief Medical Officer (6)	2,881,268	7.1%
Brianne Puglisi, Chief Financial Officer (7)	88,232	*
Andy Pasternak, Chief Strategy Officer (8)	18,037	*
John B. Moriarty, Jr., Chief Legal Officer	—	—
Paul Berns (9)	33,578	*
David Meeker, M.D. (10)	23,455	*
Douglas Giordano (11)	33,578	*
Kim Popovits (12)	23,455	*
Tim Walbert	—	—
All executive officers and directors as a group (10 persons)	9,170,225	22.7%

*	Represents beneficial ownership of less than 1%.
(1)	Consists of (i) 2,306,401 shares of common stock issuable upon the conversion of Series B-1 convertible redeemable preferred stock held by ARCH Venture Fund XIII, L.P. (“ARCH XIII”); (ii) 1,204,000 shares of common stock issuable upon the conversion of Series B convertible redeemable preferred stock held by ARCH XIII; (iii) 5,148,587 shares of common stock issuable upon the conversion of Series A convertible redeemable preferred stock held by ARCH XIII; and (iv) 550,000 shares of common stock issuable upon the exercise of outstanding warrants held by ARCH XIII, (collectively the “ARCH XIII Record Shares”). ARCH Venture Partners XIII, L.P. (“AVP XIII LP”) is the sole general partner of ARCH XIII. ARCH Venture Partners XIII, LLC (“AVP XIII LLC”) is the sole general partner of AVP XIII LP. Paul Berns, Kristina M. Burow, Keith Crandell, Steven Gillis and Robert Nelsen comprise the investment committee of AVP XIII LLC (the “AVP XIII Committee Members”). Each of AVP XIII LP and AVP XIII LLC may be deemed to beneficially own the ARCH XIII Record Shares, and each of the AVP XIII LLC Committee Members may also be deemed to share the power to direct the disposition and vote of the ARCH XIII Record Shares. Each of AVP XIII LP, AVP XIII LLC and the AVP XIII LLC Committee Members disclaims beneficial ownership except to the extent of their pecuniary interest therein, if any. The address for each of these entities and individuals is c/o ARCH Venture Partners, 8755 West Higgins Road, Suite 1025, Chicago, IL 60631.

(2)	Consists of (i) 1,474,368 shares of common stock issuable upon the conversion of Series B-1 convertible redeemable preferred stock held by HRTG PV, L.P.; (ii) 2,036,033 shares of common stock issuable upon the conversion of Series B convertible redeemable preferred stock held by HRTG PV, L.P.; (iii) 550,000 shares of common stock issuable upon exercise of outstanding warrants held by HRTG PV, L.P.; (iv) 3,861,440 shares of common stock issuable upon the conversion of Series A convertible redeemable preferred stock held by HRTG PV, L.P.; and (v) 1,287,146 shares of common stock issuable upon the conversion of Series A convertible redeemable preferred stock held by HRTG CIF 2024, L.P. HRTG GPE, LLC (“HRTG”) is the general partner of each of HRTG PV, L.P. and HRTG CIF 2024, L.P. Keith Johnson and Kevin Kelly each serve as a Managing Member of HRTG. The address of HRTG and Mr. Johnson is 5237 HHR Ranch Road, Suite 2, Wilson, WY 83014. The address of HRTG PV, L.P., HRTG CIF 2024, L.P., and Mr. Kelly is 2882 Sand Hill Road, Suite 150, Menlo Park, CA 94025.

(3)	Consists of (i) 3,604,010 shares of common stock issuable upon the conversion of Series A convertible redeemable preferred stock held by Perceptive Capital Solutions Holdings LP (“PCS”) and (ii) 1,544,573 shares of common stock issuable upon the conversion of Series A convertible redeemable preferred stock held by Perceptive Life Sciences Master Fund, Ltd. (the “Perceptive Master Fund”). Perceptive Capital Solutions Advisors LP (the “PCS Advisor”) is the investment advisor of PCS and Perceptive Advisors LLC (“Perceptive Advisors”) is the investment manager of the Perceptive Master Fund. Joseph Edelman is the controlling person of each of PCS Advisor and Perceptive Advisors. Each of PCS, Perceptive Advisors and Mr. Edelman may be deemed to beneficially own the shares held by PCS and/or the Perceptive Master Fund. PCS, PCS Advisor, Perceptive Advisors, the Perceptive Master Fund, and Mr. Edelman disclaim beneficial ownership of all such securities except to the extent of its or his pecuniary interest therein. The address of each of these entities and individuals is 51 Astor Place, 10th Floor, New York, NY 10003.

(4)

Consists of (i) 277,225 shares of common stock issuable upon the conversion of Series B convertible redeemable preferred stock held by Fidelity Contrafund Commingled Pool; (ii) 67,755 shares of common stock issuable upon the conversion of Series B convertible redeemable preferred stock held by Fidelity Contrafund: Fidelity Advisor New Insights Fund - Sub A; (iii) 743,904 shares of common stock issuable upon the conversion of Series B convertible redeemable preferred stock held by Fidelity Contrafund: Fidelity Contrafund; (iv) 159,238 shares of common stock issuable upon the conversion of Series B convertible redeemable preferred stock held by Fidelity Contrafund: Fidelity Contrafund K6; (v) 34,468 shares of common stock issuable upon the conversion of Series B convertible redeemable preferred stock held by Fidelity Contrafund: Fidelity Series Opportunistic Insights Fund; (vi) 3,709 shares of common stock issuable upon the conversion of Series B convertible redeemable preferred stock held by Fidelity Global Growth and Value Investment Trust - Sub A; (vii) 636,920 shares of common stock issuable upon the conversion of Series B convertible redeemable preferred stock held by Fidelity Growth Company Commingled Pool; (viii) 41,717 shares of common stock issuable upon the conversion of Series B convertible redeemable preferred stock held by Fidelity Insights Investment Trust; (ix) 142,848 shares of common stock issuable upon the conversion of Series B convertible redeemable preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund; (x) 405,310 shares of common stock issuable upon the conversion of Series B convertible redeemable preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund; (xi) 125,471 shares of common stock issuable upon the conversion of Series B convertible redeemable preferred stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund; (xii) 93,611 shares of common stock issuable upon the conversion of Series B convertible redeemable preferred stock held by Fidelity Select Portfolios: Biotechnology Portfolio; and (xiii) 76,144 shares of common stock issuable upon the conversion of Series B convertible redeemable preferred stock held by Variable Insurance Products Fund II: VIP Contrafund Portfolio - Subportfolio A. The funds and accounts identified in this footnote are advised or managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. The address for each of these funds and accounts is 245 Summer Street, Boston, MA 02210.

(5)	Consists of (i) 1,526,457 shares of common stock; (ii) 313,092 shares of common stock issuable upon the conversion of Series B convertible redeemable preferred stock; (iii) 3,241,667 shares of common stock held by AEG 2021 Trust; (iv) 18,020 shares of common stock issuable upon the conversion of Series A convertible redeemable preferred stock held by AEG 2021 Trust; (v) 300,000 shares of common stock held by Katina Mandas 2024 Qualified Annuity Trust dated April 29, 2024; (vi) 731,876 shares of common stock held by MJA Legacy Trust dated May 6, 2020; and (viii) 25,742 shares of common stock issuable upon the conversion of Series A convertible redeemable preferred stock held by AEG 2021 Trust.

(6)	Consists of (i) 20,000 shares of common stock subject to options exercisable within 60 days of May 26, 2026; (ii) 61,268 shares of common stock issuable upon the conversion of Series B convertible redeemable preferred stock; and (iii) 2,800,000 shares of common stock held by Edelberg Family Ventures LLC.

(7)	Consists of 88,232 shares of common stock subject to options exercisable within 60 days of May 26, 2026.

(8)	Consists of 18,037 shares of common stock subject to options exercisable within 60 days of May 26, 2026.

(9)	Consists of 33,578 shares of common stock subject to options exercisable within 60 days of May 26, 2026.

(10)	Consists of 23,455 shares of common stock subject to options exercisable within 60 days of May 26, 2026.

(11)	Consists of 33,578 shares of common stock subject to options exercisable within 60 days of May 26, 2026.

(12)	Consists of 23,455 shares of common stock subject to options exercisable within 60 days of May 26, 2026.

Description of capital stock

General

The following description of our capital stock and certain provisions of our third amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the third amended and restated certificate of incorporation, which will become effective upon the completion of this offering, and the amended and restated bylaws, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect on the completion of this offering.

Upon filing of our third amended and restated certificate of incorporation and the completion of this offering, our authorized capital stock will consist of 710,000,000 shares of common stock, par value $0.00001 per share, including (i) 500,000,000 shares of voting common stock and (ii) 200,000,000 shares of non-voting common stock and 10,000,000 shares of preferred stock, par value $0.00001 per share, all of which shares of preferred stock will be undesignated.

As of March 31, 2026, after giving effect to the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 29,987,476 shares of common stock on the date immediately preceding the completion of this offering, there were 40,393,745 shares of common stock outstanding (which includes 520,833 shares of unvested restricted common stock and 667,731 shares issued upon early exercise of common stock options that remain subject to repurchase) and held of record by 79 stockholders.

Voting common stock and non-voting common stock

The holders of our voting common stock and non-voting common stock have identical rights, except as described below. Unless otherwise expressly stated, all references to “common stock” in this prospectus refer to our voting common stock.

Except as otherwise expressly provided in our amended and restated certificate of incorporation or as required by applicable law, on any matter that is submitted to a vote by our stockholders, holders of our voting common stock are entitled to one vote per share of voting common stock, and holders of our non-voting common stock are not entitled to any votes per share of non-voting common stock, including for the election of directors. In particular, under Section 242(b)(2) of the DGCL, holders of non-voting common stock are entitled to vote separately as a class on amendments to a certificate of incorporation that adversely affects the powers, preferences or special rights of that class. Holders of our voting common stock have no conversion rights, while holders of our non-voting common stock shall have the right to convert each share of our non-voting common stock into one share of voting common stock at such holder’s election, provided that as a result of such conversion, such holder, together with its affiliates and any members of a Schedule 13(d) group with such holder, would not beneficially own in excess of 9.99% of our common stock immediately prior to and following such conversion, unless otherwise as expressly provided for in our amended and restated certificate of incorporation. However, this ownership limitation may be increased or decreased to any other percentage (not to exceed 19.99%) designated by such holder of non-voting common stock upon 61 days’ notice to us. There are no mandatory conversion terms associated with the non-voting common stock. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock and non-voting common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Our common stock and non-voting common stock have no preemptive rights or other subscription rights or redemption or sinking fund provisions and with respect to the voting common stock, no conversion rights.

In the event of our liquidation, dissolution or winding up, holders of our common stock and non-voting common stock will be entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any outstanding preferred stock. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred stock

Upon the completion of this offering, all outstanding shares of our redeemable convertible preferred stock will be converted into shares of our common stock. Upon the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our Company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Stock options

As of March 31, 2026, 9,857,662 shares of common stock were issuable upon the exercise of outstanding stock options under the 2023 Plan, at a weighted average exercise price of $5.38 per share; no shares of common stock were issuable upon exercise of outstanding stock options outside of our 2023 Plan.

Warrants

As of March 31, 2026, 1,100,000 shares of common stock were issuable upon the exercise of outstanding warrants, with an exercise price of $21.37 per share.

Registration rights

Upon the completion of this offering and subject to the lock-up agreements entered into in connection with this offering and federal securities laws, certain holders of shares of our common stock, including those shares of our common stock that will be issued upon the conversion of our redeemable convertible preferred stock on the date immediately preceding the completion of this offering, will initially be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our amended and restated investors’ rights agreement and are described in additional detail below. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay all registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will expire no later than three years after the completion of this offering.

Demand registration rights

Upon the completion of this offering, certain holders of our common stock, including those issuable upon the conversion of shares of our redeemable convertible preferred stock upon completion of this offering, will be entitled to certain demand registration rights. At any time beginning 180 days after the completion of this offering, the holders of at least a majority of these shares may request that we register all or a portion of their shares. We are not required to effect more than one registration statement which is declared or ordered effective. Such request for registration must cover at least 40% of these shares then outstanding or a lesser percent if the anticipated aggregate offering price, net of selling expenses, is at least $15 million. With certain exceptions, we are not required to effect the filing of a registration statement during the period starting with the date of the filing of, and ending on a date 180 days following the effective date of the registration statement for this offering.

Piggyback registration rights

In connection with this offering, certain holders of our common stock, including those issuable upon the conversion of shares of our redeemable convertible preferred stock upon completion of this offering, were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations.

Short-form registration rights

Upon the completion of this offering, certain holders of our common stock, including those issuable upon the conversion of shares of our redeemable convertible preferred stock upon completion of this offering, will be entitled to certain Form S-3 registration rights. Holders of at least 25% of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate net proceeds of the shares offered would equal or exceed $5 million. We will not be required to effect more than two registrations on Form S-3 within any twelve-month period. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Expiration of registration rights

The demand registration rights and short-form registration rights granted under the investor rights agreement will terminate upon the earliest of (i) the closing of a “Deemed Liquidation Event,” as such term is defined in our amended and restated certificate of incorporation (as currently in effect), (ii) with respect to each stockholder, such date, on or after the completion of this offering, on which all registrable shares held by such stockholder may immediately be sold during any three-month period pursuant to Rule 144 of the Securities Act or another similar exemption and (iii) the third anniversary of the completion of this offering.

Anti-takeover effects of our certificate of incorporation and bylaws and Delaware law

Some provisions of Delaware law, our third amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies

Our third amended and restated certificate of incorporation will provide for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our third amended and restated certificate of incorporation also will provide that directors may be removed only for cause and then only by the affirmative vote of the holders of two-thirds or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

No written consent of stockholders

Our third amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our amended and restated bylaws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of stockholders

Our third amended and restated certificate of incorporation and amended and restated bylaws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements

Our amended and restated bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.

Amendment to certificate of incorporation and bylaws

Any amendment of our third amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our third amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, and limitation of liability must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our amended and restated bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the amended and restated bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the amendment, voting together as a single class, except that the amendment of the provisions relating to notice of stockholder business and nominations and special meetings must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock

Our third amended and restated certificate of incorporation provides for 10,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our third amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Non-voting common stock

Our third amended and restated certificate of incorporation provides for 200,000,000 authorized shares of non-voting common stock. The existence of authorized but unissued shares of non-voting common stock may enable our board of directors to discourage or delay an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of non-voting common stock to be issued without stockholder approval in one or more private offerings or other transactions, which, upon conversion, could dilute the voting or other rights of a proposed acquirer, insurgent stockholder or stockholder group. Because holders of non-voting common stock are entitled to convert their shares into voting common stock, subject to the terms and limitations set forth in our third amended and restated certificate of incorporation, the issuance of such shares could have the effect of delaying, deterring or preventing a change in control transaction that stockholders may consider to be in their best interests.

Section 203 of the Delaware general corporation law

Upon completion of this offering, we will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge, or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Choice of forum

Our amended and restated bylaws will provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees or stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our third amended and restated certificate of incorporation or amended and restated bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine.

However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Consequently, this choice of forum provision would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction or the Securities Act. Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In addition, our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of

America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Additionally, our amended and restated bylaws will provide that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.

Limitations on liability and indemnification

See the section titled “Management—Limitations on Liability and Indemnification Agreements” included elsewhere in this prospectus.

Exchange listing

Our common stock is currently not listed on any securities exchange. We have applied to have our common stock approved for listing on The Nasdaq Global Market under the symbol “KARD.” The non-voting common stock will not be listed for trading on any securities exchange.

Transfer agent and registrar

On the completion of this offering, the transfer agent and registrar for our common stock will be Broadridge Corporate Issuer Solutions, LLC. The transfer agent’s address is 51 Mercedes Way, Edgewood, NY 11717.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital. Although we have applied to list our common stock on The Nasdaq Global Market (“Nasdaq”), we cannot assure you that there will be an active public market for our common stock.

Following the completion of this offering, based on our shares outstanding as of May 26, 2026, a total of    shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

All remaining shares of common stock held by existing stockholders upon the completion of this offering will be “restricted securities” as such term is defined in Rule 144 under the Securities Act. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, summarized below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•

1% of the number of shares of common stock then outstanding, which will equal approximately     shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us; or

•	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 under the Securities Act (“Rule 701”) generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.

Form S-8 registration statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our common stock that are issuable under the 2023 Plan, the 2026 Plan, and the ESPP. These registration statements will become effective immediately upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-up arrangements

We, all of our directors and executive officers, and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock, representing      shares of our common stock, have entered into lock-up agreements with the underwriters and/or are subject to market standoff agreements or other agreements with us, which prevents them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of not less than 180 days from the date of this prospectus without the prior written consent of J.P. Morgan Securities LLC, Jefferies LLC, Leerink Partners LLC and TD Securities (USA) LLC, subject to certain exceptions. See the section titled “Underwriting” appearing elsewhere in this prospectus for more information.

Registration rights

Upon completion of this offering, certain holders of our securities, representing      shares of our common stock, will be entitled to various rights with respect to registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See the section titled “Description of Capital Stock—Registration rights” appearing elsewhere in this prospectus for more information.

Material U.S. federal income tax consequences for non-U.S. holders

The following discussion is a summary of material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering. This discussion is based on the Internal Revenue Code of 1986, as amended (referred to as the “Code”), Treasury Regulations promulgated thereunder, published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof. These authorities are subject to differing interpretations and may change, possibly with retroactive effect, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code, and also does not address any U.S. federal non-income tax consequences, such as estate or gift tax consequences, or any tax consequences arising under any state, local or non-U.S. tax laws. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a non-U.S. holder in light of such non-U.S. holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens, or long-term residents of the United States;

•	partnerships or other entities or arrangements treated as pass-through or disregarded entities for U.S. federal income tax purposes (and investors therein);

•	“controlled foreign corporations”;

•	“passive foreign investment companies”;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, mutual funds, financial institutions, investment funds, insurance companies, brokers, dealers or traders in stock, securities, commodities or currencies;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	persons who acquire our common stock through the exercise of an option or otherwise as compensation;

•	qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock;

•	persons who have elected to mark securities to market; and

•	persons holding our common stock as part of a hedging or conversion transaction or straddle, or synthetic security or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of owning and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of non-U.S. holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a non-resident alien individual;

•

a corporation or any organization taxable as a corporation for U.S. federal income taxes that is not created or organized under the laws of the United States, any state thereof, or the District of Columbia; or

•	a foreign trust or estate, the income of which is not subject to U.S. federal income tax on a net income basis.

Distributions on our common stock

As described under “Dividend Policy,” we do not currently anticipate declaring or paying, for the foreseeable future, any distributions on our capital stock. However, if we were to distribute cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will then constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under “—Gain on sale or other taxable disposition of our common stock” below.

Subject to the discussions below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our withholding agent with a timely and valid IRS Form W-8BEN (in the case of individuals) or IRS Form W-8BEN-E (in the case of entities), or other appropriate form, certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our withholding agent before the payment of the dividends and must be updated periodically. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our withholding agent, either directly or through other intermediaries.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and, if required by an applicable tax treaty, are attributable to such holder’s permanent establishment or fixed base in the United States), such non-U.S. holder generally will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder generally must furnish a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected dividends, as adjusted for certain items.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on disposition of our common stock

Subject to the discussions below regarding backup withholding and FATCA (as defined below), a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other taxable disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not “regularly traded” on an “established securities market” within the meaning of applicable Treasury Regulations, during the calendar year in which the sale or other disposition occurs.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.- source capital losses of the non-U.S. holder (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Determining whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our worldwide real property interests and our other trade or business assets. We believe that we are not currently and we do not anticipate becoming a USRPHC for U.S.

federal income tax purposes, although there can be no assurance we have not been, are not currently or will not in the future become a USRPHC. Even if we are treated as a USRPHC, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (1) the non-U.S. holder owned, directly, indirectly and constructively, no more than 5% of our common stock at all times within the shorter of (a) the five-year period preceding the disposition or (b) the holder’s holding period and (2) our common stock is “regularly traded” on an “established securities market,” within the meaning of applicable U.S. Treasury Regulations. There can be no assurance that our common stock qualifies as regularly traded on an established securities market for purposes of the rules described above. Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we have been, are or were to become a USRPHC.

Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information reporting and backup withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of distributions on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or otherwise establishes an exemption, and if the payor does not have actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on foreign entities

Sections 1471 through 1474 of the Code, which are commonly referred to as FATCA, impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally imposes a U.S. federal withholding tax of 30% on certain payments made to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent a certification that it does not have any “substantial United States owners” or provides information identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock and would have applied also to payments of gross proceeds from the sale or other disposition of our common stock. However, proposed regulations under FATCA provide for the elimination of the federal withholding tax of 30% applicable to gross proceeds of a sale or other disposition of from property of a type that can produce U.S.-source dividends or interest. Under these proposed Treasury Regulations (which may be relied upon by taxpayers prior to finalization), FATCA withholding does not apply to gross proceeds from sales or other dispositions of our common stock.

Prospective investors are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY RECENT AND PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Jefferies LLC, Leerink Partners LLC and TD Securities (USA) LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Jefferies LLC
Leerink Partners LLC
TD Securities (USA) LLC

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $   per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $   per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to      additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $     per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $  . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $  .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of restricted stock units (“RSUs”) (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus; (iii) the issuance of up to 5% of the outstanding shares of our common stock, or securities convertible into, exercisable for, or which are otherwise exchangeable for, our common stock, immediately following the closing of this offering, in any bona fide licensing, commercialization, joint venture, technology transfer, acquisitions or other similar strategic transactions, provided that such recipients enter into a lock-up agreement with the underwriters; or (iv) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to a transaction described in clause (iii), or (v) the issuance by us of common stock upon the achievement of milestones under, or in consideration for or in lieu of potential future milestone payments or otherwise in connection with, existing licensing and/or acquisition agreements described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters.

Our directors and executive officers, and substantially all of our shareholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of the representatives, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers or dispositions of lock-up securities: (i) as bona fide gifts, as a charitable contribution, or for bona fide estate planning purposes, (ii) by will or intestacy or any other testamentary document, (iii) to any member of the lock-up party’s immediate family or to any trust for the direct or indirect benefit of the lock-up party or any immediate family member or if the lock-up party is a trust, to a trustor, trustee (or co-trustee) or beneficiary of the trust or to the estate of a trustor, trustee or beneficiary of such trust, (iv) to a corporation, partnership, limited liability company, investment fund or other entity (A) of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests or (B) controlled by, or under common control with, the lock-up party or the immediate family of the lock-up party, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control or common investment management with the lock-up party or its affiliates or (B) as part of a distribution to limited partners, members or stockholders of the lock-up party, (vii) by operation of law, (viii) to us upon death or disability of the lock-up party, or, if the lock-up party is an employee, upon death, disability or termination of employment of such employee, (ix) if the undersigned is not an officer or director of the Company as part of a sale of lock-up securities (A) acquired from the underwriters in the offering (other than any company-directed shares purchased in this offering by our officers or directors) or (B) acquired in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph or (xii) to us in connection with the transfer of shares of common stock pursuant to option agreements relating to the early exercise by the lock-up party of unvested options issued pursuant to our equity incentive plans, which plans are in each case described herein, under which we have the right to repurchase such shares and only to the extent we elect to exercise such right; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period.

The representatives, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to have our common stock approved for listing/quotation on The Nasdaq Global Market under the symbol “KARD.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the The Nasdaq Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Directed share program

At our request, the underwriters have reserved up to 5% of the common stock offered by this prospectus for sale at the initial public offering price to our directors, officers, certain employees and certain other persons associated with us. The sales will be made by J.P. Morgan Securities LLC and its affiliates, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares of common stock available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered under this prospectus. Except for reserved shares purchased by our executive officers and directors, purchased through the directed share program shares will not be subject to the lock-up agreements with the underwriters described elsewhere in this prospectus. Any shares sold in the directed share program to our directors or officers who have entered into lock-up agreements with the underwriters will be subject to the provisions of such lock-up agreements. We have agreed to indemnify J.P. Morgan Securities LLC against certain liabilities and expenses, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the sales of the directed shares.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:

(a)	to any qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require the Company or any the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation, supplement a prospectus pursuant to Article 23 of the Prospectus Regulation or publish an Annex IX document pursuant to Article 1(4) of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom except that the shares may be offered to the public in the United Kingdom at any time:

(a)	where the offer is conditional on the admission of the shares to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR) or (ii) the shares being offered are at the time of the offer already admitted to trading on London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(b) of Schedule 1 of the POATR);

(b)	to any qualified investor as defined in paragraph 15 of Schedule 1 of the POATR;

(c)	to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of underwriters for any such offer; or

(d)	in any other circumstances falling within Part 1 of Schedule 1 of the POATR.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication to any person which presents sufficient information on: (a) the shares to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the shares and the expressions “POATR” means the Public Offers and Admissions to Trading Regulations 2024.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any shares. No shares have been offered or will be offered to the public in Switzerland, except that offers of shares may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (“FinSA”):

i.	to any person which is a professional client as defined under the FinSA;

ii.	to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

iii.	in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance, provided that no such offer of shares shall require the Company or any investment bank to publish a prospectus pursuant to Article 35 FinSA.

The shares have not been and will not be listed or admitted to trading on a trading venue in Switzerland.

Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to prospective investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Markets Law, DIFC Law No. 1 of 2012, as amended. This document is intended for distribution only to persons of a type specified in the Markets Law, DIFC Law No. 1 of 2012, as amended. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority (“DFSA”) has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority or the DFSA.

Notice to prospective investors in Australia

This prospectus:

i.	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

ii.	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

iii.	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares of our common stock under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of our common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares of our common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

i.	to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

ii.	to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

iii.	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

iv.	Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

v.	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

vi.	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

i.	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA;

ii.	where no consideration is or will be given for the transfer;

iii.	where the transfer is by operation of law;

iv.	as specified in Section 276(7) of the SFA; or

v.	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of our common stock, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares of common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to prospective investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Rules on the Offer of Securities and Continuing Obligations Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 3-123-2017 dated 27 December 2017, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.

Notice to prospective investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), “BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to prospective investors in China

This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to prospective investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a) the offer, transfer, sale, renunciation or delivery is to:

i.	persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

ii.	the South African Public Investment Corporation;

iii.	persons or entities regulated by the Reserve Bank of South Africa;

iv.	authorised financial service providers under South African law;

v.	financial institutions recognised as such under South African law;

vi.	a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

vii.	any combination of the person in (i) to (vi); or

Section 96 (1) (b) the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Notice to prospective investors in Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum (the “Addendum”), to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), or, collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Legal matters

The validity of the shares of our common stock being offered in this prospectus will be passed upon for us by Goodwin Procter LLP. Certain partners of Goodwin Procter LLP have a beneficial interest in an aggregate of less than 1% of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP.

Experts

The financial statements as of December 31, 2025 and 2024 and for the years then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 (File Number 333-    ) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov/edgar.

We currently do not file periodic reports with the SEC. On the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for review at the website of the SEC referred to above.

We also maintain a website at www.kardigan.bio. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference. Upon completion of this offering, you may access, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reported filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

Index to consolidated financial statements

Kardigan, Inc.

Audited Consolidated Financial Statements as of and for the years ended December 31, 2025 and 2024

Unaudited Condensed Consolidated Financial Statements as of and for the three months ended March 31, 2026 and 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Kardigan, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Kardigan, Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred significant net losses and negative cash flows from operations since inception that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

March 26, 2026

We have served as the Company’s auditor since 2024.

Kardigan, Inc.

Consolidated balance sheets

	Years ended December 31,
(in thousands, except share and per share data)	2025	2024

Assets
Current assets:
Cash and cash equivalents	$108,989	$49,402
Short-term investments	226,496	—
Prepaid expenses and other current assets	9,868	916

Total current assets	345,353	50,318
Restricted cash	540	413
Property and equipment, net	6,493	2,006
Operating lease right-of-use assets, net	11,741	9,127
Preferred stock tranche asset	—	1,662
Intangible assets, net	23,225	—
Other non-current assets	3,590	—

Total assets	$390,942	$63,526

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$7,990	$3,861
Accrued expenses and other current liabilities	23,903	3,644
Operating lease liabilities, current	3,143	780
Contingent consideration liabilities, current	2,500	—

Total current liabilities	37,536	8,285
Operating lease liabilities, net of current portion	10,689	8,764
Preferred stock tranche liability	—	7,284
Contingent consideration liabilities, net of current portion	5,243	—
Other non-current liabilities	1,659	2,365

Total liabilities	55,127	26,698

Commitments and contingencies (Note 8)
Redeemable convertible preferred stock
Redeemable convertible preferred stock, par value of $0.00001 per share; 29,519,423 shares and 17,338,483 shares authorized as of December 31, 2025 and 2024, respectively; 29,519,423 shares and 6,959,334 shares issued and outstanding as of December 31, 2025 and 2024, respectively; aggregate liquidation preference of $597,168 and $135,170 as of December 31, 2025 and 2024, respectively	586,150	120,022
Stockholders’ deficit:
Common stock, par value of $0.00001 per share; 53,365,000 shares and 35,182,000 shares authorized as of December 31, 2025 and 2024, respectively; 10,265,637 shares and 10,110,000 shares issued and outstanding as of December 31, 2025 and 2024, respectively	—	—
Additional paid-in capital	30,691	5,954
Accumulated other comprehensive income	63	—
Accumulated deficit	(281,089)	(89,148)

Total stockholders’ deficit	(250,335)	(83,194)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$390,942	$63,526

The accompanying notes are an integral part of these consolidated financial statements.

Kardigan, Inc.

Consolidated statements of operations and comprehensive loss

	Years ended December 31,
(in thousands, except share and per share data)	2025	2024

Operating expenses:
Research and development	$153,086	$84,294
General and administrative	48,750	12,362

Total operating expenses	201,836	96,656

Loss from operations	(201,836)	(96,656)

Other income (expense):
Interest income	6,850	1,293
Change in fair value of preferred stock tranche obligations	1,100	6,751
Bargain purchase gain	5,232	—
Warrant issuance expense	(7,358)	—
Other expense, net	(441)	(46)

Loss before income taxes	(196,453)	(88,658)

Income tax benefit	4,512	—

Net loss	$(191,941)	$(88,658)

Net loss per share attributable to common stockholders, basic and diluted	$(23.63)	$(14.00)

Weighted average common shares outstanding used in calculating net loss per share attributable to common stockholders, basic and diluted	8,122,117	6,332,771

Other comprehensive loss
Unrealized gain on investments	63	—

Total comprehensive loss	$(191,878)	$(88,658)

The accompanying notes are an integral part of these consolidated financial statements.

Kardigan, Inc.

Consolidated statements of redeemable convertible preferred stock and stockholders’ deficit

	Redeemable convertible preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total stockholder’s deficit
(in thousands, except share data)	Shares	Amount	Shares	Amount

Balance as of January 1, 2024	2	$—	9,000,000	$—	$—	$—	$(490)	$(490)

Conversion of Series FF-1 and FF-2 preferred stock into common stock	(2)	—	—	—	—	—	—	—
Issuance of common stock	—	—	10,000	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	1,100,000	—	—	—	—	—
Issuance of Series A Preferred Stock, net of issuance costs of $2.3 million, and tranche liability of $12.4 million	5,414,758	90,521	—	—	—	—	—	—
Issuance of Series A Preferred Stock as consideration for acquired in-process research and development	1,544,576	29,501	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	5,954	—	—	5,954
Net loss	—	—	—	—	—	—	(88,658)	(88,658)

Balance as of December 31, 2024	6,959,334	$120,022	10,110,000	$—	$5,954	$—	$(89,148)	$(83,194)

Issuance of Series A Preferred Stock upon settlement of tranche obligations	10,297,174	204,522	—	—	—	—	—	—
Issuance of Series B and Series B-1 Preferred Stock, net of issuance costs of $0.4 million	11,888,555	253,608	—	—	—	—	—	—
Issuance of Series B Preferred Stock for integration bonus	374,360	7,998	—	—	—	—	—	—
Issuance of common stock warrants in connection with Series B Preferred Stock issuance	—	—	—	—	7,358	—	—	7,358
Issuance of common stock as consideration for acquired in-process research and development	—	—	—	—	259	—	—	259
Issuance of common stock upon exercise of stock options	—	—	155,637	—	366	—	—	366
Vesting of early-exercised stock options and restricted common stock	—	—	—	—	901	—	—	901
Stock-based compensation expense	—	—	—	—	15,853	—	—	15,853
Unrealized gain on investments, net of tax	—	—	—	—	—	63	—	63
Net loss	—	—	—	—	—	—	(191,941)	(191,941)

Balance as of December 31, 2025	29,519,423	$586,150	10,265,637	$—	$30,691	$63	$(281,089)	$(250,335)

The accompanying notes are an integral part of these consolidated financial statements.

Kardigan, Inc.

Consolidated statements of cash flows

	Years ended December 31,
(in thousands)	2025	2024

Cash flows from operating activities
Net loss	$(191,941)	$(88,658)

Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	15,853	5,954
Integration bonus expense	14,360	—
Depreciation and amortization expense	4,196	11
Amortization of premiums and accretion of discounts on short-term investments	(1,174)	—
Change in fair value of preferred stock tranche obligations	(1,100)	(6,751)
Change in fair value of contingent consideration	(768)	—
Warrant issuance expense	7,358	—
Acquired in-process research and development and milestones	3,259	65,421
Bargain purchase gain	(5,232)	—
Deferred income tax benefit	(4,512)	—
Amortization of right-of-use assets	1,547	346
Other non-cash charges	671	—

Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(7,141)	(916)
Other non-current assets	(3,532)	21
Accounts payable	1,759	2,058
Accrued expenses and other current liabilities	15,238	3,619
Operating lease liabilities	103	70

Net cash used in operating activities	(151,056)	(18,825)

Cash flows from investing activities
Proceeds from maturities of short-term investments	17,000	—
Purchases of short-term investments	(243,436)	—
Purchases of property and equipment	(5,075)	(1,804)
Purchases of intangible assets	(65)	—
Acquired in-process research and development and milestones	(1,500)	(34,615)
Acquisition of Prolaio, net of cash acquired	(3,961)	—

Net cash used in investing activities	(237,037)	(36,419)

Cash flows from financing activities
Proceeds from issuance of preferred stock, net of issuance cost	453,608	102,044
Tax withholding payments in relation to integration bonus	(6,362)
Proceeds from issuance of SAFE notes	—	600
Proceeds from exercise of stock options	561	2,365

Net cash provided by financing activities	447,807	105,009

Net increase in cash, cash equivalents and restricted cash	59,714	49,765
Cash, cash equivalents and restricted cash at beginning of period	49,815	50

Cash, cash equivalents and restricted cash at end of period	$109,529	$49,815

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	108,989	49,402
Restricted cash	540	413

Total cash, cash equivalents and restricted cash	$109,529	$49,815

The accompanying notes are an integral part of these consolidated financial statements.

Kardigan, Inc.

Consolidated statements of cash flows

	Years ended December 31,
(in thousands)	2025	2024

Supplemental disclosure of non-cash financing and investing activities
Right-of-use asset obtained in exchange for lease obligation	$4,185	$9,473
Purchases of property and equipment included in accounts payable and accrued expenses	352	214
Issuance of common stock as consideration for acquired in-process research and development	259	—
Issuance of preferred stock as consideration for acquired in-process research and development	—	29,501
Issuance of common stock warrants in connection with Series B Preferred Stock issuance	7,358	—
Settlement of preferred stock tranche obligations	4,521	—
Vesting of early-exercised stock options and restricted common stock	366	—
SAFE notes converted into Series A Preferred Stock	—	850

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and principal activities

Description of business

Kardigan, Inc. (the “Company”) is a clinical-stage precision therapeutics company developing medicines that target the root cause of specific cardiovascular diseases where no approved treatments exist. The Company’s mission is to develop multiple targeted cardiovascular treatments in parallel that bring people with cardiovascular diseases closer to the cures they deserve. The Company was incorporated in Delaware in August 2023 under the name EnCarda, Inc., and changed its name to Kardigan, Inc. in December 2024. The Company is headquartered in South San Francisco, California.

Since inception, the Company has expanded its operations through a series of strategic acquisitions and licensing agreements. Refer to Note 5, “Acquisitions and Licensing Agreements,” for additional details.

Liquidity and capital resources

The accompanying consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern. The Company has a limited operating history and has incurred significant net losses and negative cash flows from operations since inception. As of December 31, 2025, the Company had an accumulated deficit of $281.1 million. The Company expects to continue incurring substantial losses for the foreseeable future as it advances its research and development programs.

As of December 31, 2025, the Company’s cash, cash equivalents and short-term investments totaled $335.5 million, and the Company recorded a net loss of $191.9 million for the year ended December 31, 2025. Based on the Company’s current operating plan, management believes these resources will not be sufficient to fund operating activities for at least 12 months following the issuance date of the consolidated financial statements. Accordingly, substantial doubt exists regarding the Company’s ability to continue as a going concern within one year after the date these consolidated financial statements were available to be issued.

To address its liquidity needs, the Company intends to seek additional capital through a combination of public or private equity offerings, debt financings, and other strategic sources, including potential collaborations, licensing agreements and other similar arrangements. While the Company has previously been able to raise financing, there can be no assurance that future financings will be available on terms which are favorable or at all. If the Company is unable to secure adequate additional funding, it may be required to implement cost reduction measures, extend payment terms with suppliers, liquidate assets where possible, and/or delay or reduce the scope of its planned development programs. Such actions could materially and adversely affect the Company’s business, financial condition and future prospects.

2. Summary of significant accounting policies

Basis of presentation

The Company’s consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). Any reference in these notes to applicable guidance refers to the authoritative pronouncements contained in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASUs”) of the Financial Accounting Standards Board (“FASB”).

The consolidated financial statements include the accounts of Kardigan, Inc. and its wholly owned subsidiaries, Rancho Santa Fe Bio, Inc. (“RSF”) and Prolaio, Inc. (“Prolaio”), which were acquired in June 2024 and February 2025, respectively. Refer to Note 5, “Acquisition and Licensing Agreements.” All intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience and various other assumptions believed to be reasonable under the circumstances. Significant estimates and assumptions include, but are not limited to: the fair value of common stock and the fair value of common stock warrants, the fair value of preferred stock tranche obligations, purchase price allocations for acquisitions, the fair value of contingent consideration, the valuation of stock-based awards, the assessment of useful life and recoverability of long-lived assets, the estimated incremental borrowing rate used in operating lease calculations, the accrual of research and development costs, and the valuation allowance for deferred tax assets. Actual results could differ from those estimates and assumptions, and such differences could be material to the Company’s financial position and results of operations.

Operating segments

The Company operates and manages its business as a single operating and reportable segment, focused on the discovery and development of novel therapeutic products to treat cardiovascular disease. The Company’s Chief Executive Officer, who serves as the Chief Operating Decision Maker (“CODM”), reviews consolidated financial information based on net income, for purposes of making operating decisions, allocating resources and assessing financial performance.

Risks and uncertainties

Global economic and business activities continue to face widespread macroeconomic uncertainties, including health epidemics, labor shortages, bank failures, inflation and monetary supply shifts, tariffs, recession risks and potential disruptions from the geopolitical conflicts. The Company continues to actively monitor the impact of these macroeconomic factors on its financial condition, liquidity, operations, and workforce. The extent of the impact of these factors on the Company’s operational and financial performance, including its ability to execute its business strategies and initiatives in the expected timeframe, will depend on future developments, which are uncertain and cannot be predicted; however, any continued or renewed disruption resulting from these factors could negatively impact the Company’s business.

The Company’s future results of operations involve a number of risks and uncertainties common to clinical stage companies in the biotechnology industry. The Company’s product candidates are in development and the Company operates in an environment of rapid technological change and substantial competition from other pharmaceutical and biotechnology companies. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, uncertainty of results of clinical trials and reaching milestones, uncertainty of regulatory approval of the Company’s potential drug candidates, uncertainty of market acceptance of any of the Company’s product candidates that receive regulatory approval, competition from new technological innovations, substitute products and market competition, securing and protecting proprietary technology, strategic relationships and dependence on key individuals and vendors.

Products developed by the Company require approvals from the U.S. Food and Drug Administration (the “FDA”) or other international regulatory agencies prior to commercial sales. There can be no assurance that any of the Company’s product candidates will receive the necessary approvals. If the Company is denied approval, approval is delayed or the Company is unable to maintain approvals, it could have a materially adverse impact on the Company. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will generate significant revenue from product sales.

The Company expects to incur substantial operating losses for the foreseeable future and will require additional financing to complete its clinical trials, and, if regulatory approval is obtained, to launch and commercialize its product candidates. There can be no assurance that such financing will be available when needed or will be on terms acceptable by the Company.

Concentration of credit risk and of significant suppliers

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and investments. The Company maintains its cash, cash equivalents and investments, which at times exceed insurance limits, at major financial institutions. The Company is exposed to credit risk in the event of default by the financial institution holding its cash to the extent recorded in the consolidated balance sheets. The Company has not experienced any credit losses in such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships. The Company’s investment policy limits investments to high credit quality securities issued by the U.S. government, U.S. government-sponsored agencies, highly rated banks, and corporate issuers, subject to certain concentration limits and restrictions on maturities.

The Company is dependent on third-party contract manufacturing organizations (“CMOs”) to supply drug substance and drug product for all of the Company’s product candidates, for use in the preclinical studies, clinical trials and related testing. The Company currently relies, and expects to continue to rely, on a limited number of qualified manufacturers for these activities. The progress and completion of the ongoing and planned preclinical studies and clinical trials could be adversely affected by a significant interruption in the supply.

Cash, cash equivalents and restricted cash

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents primarily consist of investments in money market accounts.

Restricted cash represents amounts that are legally restricted as to withdrawal or use under the terms of certain contractual agreements. The Company’s restricted cash consists of cash deposited with a financial institution as collateral for a letter of credit required under the Company’s lease agreements. Restricted cash is presented separately on the consolidated balance sheets.

Investments

The Company’s investments consist of marketable debt securities. Marketable debt securities with contractual maturities of less than 12 months at the balance sheet date are considered short-term marketable securities. Marketable debt securities with contractual maturities of 12 months or greater at the balance sheet date are considered long-term marketable securities. The Company classifies all investments held as available-for-sale. Available-for-sale securities are recorded at fair value based upon market prices at period end, with the unrealized gains and losses reported in other comprehensive loss.

The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income in the consolidated statements of operations and comprehensive loss. Realized gains and losses and declines in value due to credit-related factors on available-for-sale securities are included in other expense, net in the consolidated statements of operations and comprehensive loss. The cost of securities sold is based on the specific identification method. Interest on securities classified as available-for-sale is included in interest income in the consolidated statements of operations and comprehensive loss.

At each balance sheet date, the Company assesses available-for-sale debt securities in an unrealized loss position to determine whether the unrealized loss or any potential credit losses should be recognized in other expense, net. The Company evaluates whether it intends to sell, or whether it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. The Company also evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the severity of the impairment, any changes in interest rates, changes to the underlying credit ratings and forecasted recovery, among other factors. The credit-related portion of unrealized losses, and any subsequent improvements, are recorded in other expense, net. No impairment charges or credit losses were recognized during any of the periods presented.

Fair value measurement

The Company accounts for recurring and non-recurring fair value measurements in accordance with ASC 820, which defines fair value, establishes a fair value hierarchy for assets and liabilities measured at fair value, and requires expanded disclosures about fair value measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The ASC 820 hierarchy ranks the quality of reliability of inputs, or assumptions, used in the determination of fair value and requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

•	Level 1—Quoted prices in active markets for identical assets or liabilities

•

Level 2—Observable inputs (other than Level 1 quoted prices), including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable market data.

•

Level 3—Unobservable inputs that are significant to determining the fair value and supported by little or no market activity, including pricing models, discounted cash flow methodologies, and similar techniques.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts of cash equivalents, prepaid expenses and other current assets, accounts payable, and accrued expenses approximate their fair values because of their short-term nature.

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining lease term of the related asset. Expenditures that extend an asset’s useful life or improve its functionality are capitalized, while routine repairs and maintenance are expensed as incurred.

Upon disposal or retirement of assets, the cost and related accumulated depreciation are removed from the consolidated balance sheets, and the resulting gain or loss is recognized in the consolidated statements of operations and comprehensive loss in the period realized. Property and equipment held for sale are carried at fair value less costs to sell.

The estimated useful lives of the Company’s property and equipment are as follows:

Asset Classification	Estimated Useful Life
Laboratory equipment	5 years
Furniture and fixtures	5 years
Office equipment	3 years
Computer equipment	3 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

Business acquisitions, including goodwill, intangible assets and contingent consideration

The Company evaluates mergers, acquisitions of assets, and other similar transactions to assess whether the transaction should be accounted for as a business combination or asset acquisition, by first applying a screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the screen test is met, the transaction is accounted for as an asset acquisition. If the screen is not met, the Company further evaluates whether it has acquired inputs and processes that have the ability to create outputs which would meet the definition of a business.

The Company accounts for transactions that meet the definition of a business as business combinations using the acquisition method of accounting. Under this method, the identifiable assets acquired, including identifiable intangible assets, and liabilities assumed are recognized at their estimated fair values as of the acquisition date. Any excess of the consideration transferred over the estimated fair value of the net identifiable assets acquired is recorded as goodwill. Excess of the fair value of the net assets acquired over the purchase price is recorded as a bargain purchase gain.

Intangible assets acquired in a business combination related to in-process research and development (“IPR&D”) are classified as indefinite-lived until the underlying research and development activities are completed or abandoned.

In circumstances where the Company is required to pay future consideration that is contingent upon the achievement of specified milestone events, the Company recognizes a liability equal to the estimated fair value of the contingent payments as of the acquisition date. The liability is remeasured at each reporting period, with fair value changes recorded in research and development (“R&D”) expenses in the consolidated statements of operations and comprehensive loss.

Transaction costs associated with business combinations are expensed as they are incurred, and are recorded within general and administrative expenses in the consolidated statement of operations and comprehensive loss.

Asset acquisitions and acquired in-process research and development

The Company accounts for acquisitions of assets or a group of assets as asset acquisitions when substantially all of the fair value of the gross assets acquired are concentrated in a single asset or group of similar assets or when the definition of a business is not met. In an asset acquisition, the cost to acquire the asset or group of assets, including certain transaction costs, is allocated to the identifiable assets acquired and liabilities assumed based on their relative fair values as of the acquisition date. No goodwill is recognized in asset acquisitions.

Assets acquired for use in research and development activities that have an alternative future use are capitalized as IPR&D assets. Acquired IPR&D with no alternative future use is recognized as R&D expense on the acquisition date.

The Company recognizes future payments such as those upon the achievement of certain regulatory, development, or sales milestones in an asset acquisition when the underlying milestones are probable to be achieved. Milestone payments made to third parties subsequent to regulatory approval may be capitalized as intangible assets, if deemed to have alternative future use, and amortized over the estimated remaining useful life of the related product. Royalties will be recognized as cost of sales when the covered products are sold and royalties are payable.

Upfront payments are presented as investing outflows within the consolidated statement of cash flows, when they are made in connection with the acquisition of an asset, regardless of whether the acquired asset is expensed as IPR&D or capitalized.

Intangible assets

Intangible assets consist of developed technology and IPR&D acquired in business combinations. Amortization is recognized using the straight-line method over the estimated useful lives of the related assets. Developed technology is amortized over a seven-year period. All other intangible assets subject to amortization are amortized over a three-year period. All intangible assets subject to amortization are reviewed for impairment in accordance with ASC 360.

Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment, finite-lived intangible assets and right-of-use assets, whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is required, recoverability is measured by comparing the carrying value of the asset group to the estimated future undiscounted cash flows expected to be generated over its remaining economic life. If an asset group is considered to be impaired, the impairment recognized equals the amount by which the carrying value of the asset group exceeds its fair value. If the useful life is shorter than originally estimated, the Company amortizes the remaining carrying value over the revised shorter useful life.

Leases

The Company determines whether an arrangement is or contains a lease at inception. Operating lease right-of-use (“ROU”) assets represent the Company’s right to use underlying assets during the lease term, and corresponding lease liabilities represent the obligation to make lease payments. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term, using the discount rate implicit in the lease, if readily determinable. When the implicit rate is not readily determinable, the Company uses its incremental borrowing rate, which reflects the rate it would pay to borrow on a collateralized basis over a similar term in a comparable economic environment.

ROU assets further include initial direct costs and prepaid lease payments, and are reduced by lease incentives received. Lease terms may include options to extend or terminate when it is reasonably certain such options will be exercised.

Lease expense is recognized on a straight-line basis over the lease term. Variable lease costs are recorded as an expense in the period incurred.

The Company elected not to separate lease and non-lease components for any leases within its existing classes of assets and as a result, accounts for lease and non-lease components as a single lease component.

For short-term leases, defined as leases with a term of twelve months or less, for which there is no purchase option that the company is reasonably certain to exercise, the Company elected the practical expedient to not recognize an associated lease liability and ROU asset. Payments for short-term leases are expensed on a straight-line basis throughout the lease term and presented as operating expenses in the consolidated statements of operations and comprehensive loss.

Classification and accretion of redeemable convertible preferred stock

The Company’s preferred stock does not have redemption rights, except for the contingent redemption in the event of a deemed liquidation, that, in certain situations, is not solely within the control of the Company and would call for the redemption of the then outstanding preferred stock. Therefore, the preferred stock is classified as mezzanine equity outside of stockholders’ deficit on the consolidated balance sheets. The Company recorded the preferred stock at fair value upon issuance, net of tranche obligations and associated issuance costs. The preferred stock is not currently redeemable, and a deemed liquidation event is not currently probable. As such, the carrying values of the preferred stock are not being accreted to the redemption values. Subsequent adjustments to the carrying values of the preferred stock would be made only when a deemed liquidation event becomes probable.

Preferred stock tranche obligations

The purchase agreement for the Company’s Series A Preferred Stock (as defined below) provided the Company with an obligation to issue and certain investors to purchase additional Series A Preferred Stock in subsequent closings upon satisfaction of certain conditions (the “preferred stock tranche obligations”).

The Company determined the obligations met the definition of a freestanding instrument and recognized an associated asset or liability at fair value upon the initial issuance of the preferred stock. The preferred stock tranche obligations are subject to remeasurement at each balance sheet date, with changes in fair value recognized in the change in fair value of preferred stock tranche obligations in the consolidated statement of operations and comprehensive loss. Upon settlement of the preferred stock tranche obligations, the instrument is derecognized and the shares of preferred stock issued in connection with the settlement are recorded at fair value.

Research and development expenses and related accruals

R&D expenses are recognized in the period in which the related services are rendered or goods are received. R&D expenses primarily consist of personnel-related costs, including salaries, benefits, and stock-based compensation expense; laboratory supplies and facility costs; and fees paid to third parties conducting research, preclinical, and clinical activities on behalf of the Company. Non-refundable advance payments for future R&D activities are recorded in prepaid and other assets on the balance sheet, and expensed as the related goods are delivered or services are performed.

The Company estimates accrued R&D expenses based on its evaluation of services performed but not yet invoiced, using available information such as progress reports, contractual terms, and communication with vendors. These estimates include costs related to clinical research organizations (“CROs”), investigative sites, CMOs, and professional service providers. Because contractual payment schedules may not align with the timing of services rendered, expense recognition is based on the estimated level of effort or stage of completion.

Historically, the Company’s estimates of accrued R&D expenses have not differed materially from actual amounts incurred; however, changes in estimates are recognized in the period in which additional information becomes available.

Stock-based compensation expense

The Company measures compensation expense for all share-based awards based on the estimated fair value of the award on the grant date. For awards that vest solely based on continued service, stock-based compensation is recognized on a straight-line basis over the requisite service period. The Company recognizes expense related to stock options that contain performance conditions only when it is considered probable that the performance condition will be achieved. For performance and market awards, stock-based compensation expense is recognized over the requisite service period using the accelerated attribution method. The Company accounts for forfeitures as they occur.

The fair value of service-based stock options is determined on the grant date using the Black-Scholes option pricing model, which incorporates assumptions including the fair value of the Company’s common stock, expected term, expected volatility, risk-free interest rate, and expected dividend yield.

Awards containing market-based conditions are valued using a Monte Carlo simulation model at the grant date, which uses assumptions similar to the Black-Scholes model and incorporates Level 3 inputs related to the likelihood of satisfying market conditions. Compensation expense for awards with market conditions is recognized using the accelerated attribution method over the requisite service period, regardless of whether the market condition is ultimately satisfied.

The Company records proceeds from the early exercise of options as a non-current liability in the consolidated balance sheets, and reclassifies this liability to additional paid-in capital as the Company’s repurchase right lapses. The shares purchased by the option holders pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be outstanding until those shares have vested.

Income taxes

The Company accounts for income taxes under an asset and liability approach for deferred income taxes, which requires recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements but have not been reflected in taxable income. Estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred tax assets, which arise from temporary differences and carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those temporary differences are expected to be realized or settled. The Company regularly assesses the likelihood that deferred tax assets will be realized. To the extent that any amounts are believed to not be more-likely-than-not to be realized, a valuation allowance is recorded to reduce the deferred tax assets. The Company regularly assesses the need for a valuation allowance on deferred tax assets, and to the extent that an adjustment is needed, such adjustment will be recorded in the period that the determination is made. The Company recognizes tax benefits from uncertain tax positions only if it believes the position is more likely than not to be sustained upon examination by the taxing authorities based on the technical merits. The tax benefits recognized are measured as the largest amount of tax benefit that is more likely than not to be realized upon settlement. The Company recognizes interest and penalties related to income tax matters as income tax expense. To date, there have been no interest charges or penalties related to unrecognized tax benefits.

Net loss per share

Net loss per share attributable to common stockholders is calculated using the two-class method, as the Company’s preferred stock represents participating securities that participate in earnings on a non-cumulative basis when dividends are declared on common stock.

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, excluding shares subject to vesting or forfeiture, without consideration for potentially dilutive securities. Diluted net loss per share attributable to common stockholders is calculated by giving effect to all potentially dilutive securities outstanding for the period utilizing the treasury stock method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of common stock are antidilutive.

In periods of net income, distributed and undistributed earnings are allocated to participating securities based on their contractual participation rights.

Comprehensive loss

Comprehensive loss includes all changes in equity (net assets) during a period from non-owner sources, including unrealized gains and losses on investments. Comprehensive gains and losses have been reflected in the consolidated statements of operations and comprehensive loss for the years ended December 31, 2025 and 2024.

Emerging growth company

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (1) no longer an emerging growth company and (2) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act, unless early adoption is permitted. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which enhances segment reporting primarily through expanded disclosures of significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 on a retrospective basis as of December 31, 2024. Required disclosures are presented in Note 14, “Segment Reporting.”

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires the disclosure of specific categories in the rate reconciliation and greater disaggregation for income taxes paid. This standard is effective for annual periods beginning after December 15, 2024, and is to be adopted prospectively with the option to be adopted retrospectively. The Company retrospectively adopted this standard and presents the required income tax disclosures within the consolidated financial statements.

New accounting pronouncements—Not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which requires new tabular disclosures for specified categories of expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the potential impact of this guidance on its consolidated financial statements and disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which amends certain aspects of the accounting for, and disclosure of, internal-use software costs under ASC 350-40, Intangibles—Goodwill and Other—Internal-Use Software. ASU 2025-06 is intended to simplify and modernize the accounting for internal-use software costs by removing all references to prescriptive and sequential software development stages under Subtopic 350-40. The amendments in ASU 2025-06 are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, with early adoption permitted as of the beginning of an annual reporting period. The guidance can be applied prospectively, retrospectively or under a modified transition approach. The Company is currently assessing the impact of the adoption of this guidance on its consolidated financial statements and disclosures.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract, which clarifies the application of derivative accounting to certain contracts and refines the guidance for share-based noncash consideration received from customers. Specifically, ASU 2025-07 introduces a scope exception for contracts that are not exchange-traded and whose underlying is tied to operations or activities specific to one party. ASU 2025-07 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years, with early adoption permitted. The guidance may be applied prospectively or under a modified retrospective transition approach, and the Company is currently assessing the impact of adoption on its consolidated financial statements and disclosures.

3. Fair value measurements

The following tables summarize the types of financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. As of December 31, 2025 and 2024, financial assets and liabilities measured at fair value on a recurring basis were as follows:

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total

Assets:
Cash equivalents:
Money market funds	$99,195	$—	$—	$99,195
Corporate bonds	—	5,996	—	5,996
Short-term investments:				—
U.S. treasury bills	—	94,108	—	94,108
U.S. government agency bonds	—	43,927	—	43,927
Corporate bonds	—	88,461	—	88,461

Total assets measured at fair value	$99,195	$232,492	$—	$331,687

Liabilities:
Contingent consideration liabilities	—	—	3,817	3,817

Total liabilities measured at fair value	$—	$—	$3,817	$3,817

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total

Assets:
Cash equivalents:
Money market funds	$45,640	$—	$—	$45,640
Preferred stock tranche asset	—	—	1,662	1,662

Total assets measured at fair value	$45,640	$—	$1,662	$47,302

Liabilities:
Preferred stock tranche liability	—	—	7,284	7,284

Total liabilities measured at fair value	$—	$—	$7,284	$7,284

There were no transfers between Level 1, 2, or 3 during the years ended December 31, 2025 and 2024.

The following table summarizes the Company’s marketable securities, that are classified as available-for-sale, as of December 31, 2025 (in thousands):

	As of December 31, 2025
	Amortized cost	Unrealized gains	Unrealized losses	Aggregate fair value

Short-term investments:
U.S. Treasury bills	$94,045	$63	$—	$94,108
U.S. Government agency bonds	43,927	—	—	43,927
Corporate bonds	88,461	—	—	88,461

Total short-term investments	$226,433	$63	$—	$226,496

All marketable securities held as of December 31, 2025 had contractual maturities of less than one year.

As of December 31, 2025, no significant facts or circumstances were present to indicate a deterioration in the creditworthiness of the issuers of the marketable securities, and the Company has no requirement or intention to sell these securities before maturity or recovery of their amortized cost basis. The Company considered the current and expected future economic and market conditions and determined that its investments were not significantly impacted. For the year ended December 31, 2025, the Company did not recognize any impairment losses on its investments.

There were no marketable securities classified as available-for-sale as of December 31, 2024.

Series A Preferred Stock tranche obligations

The preferred stock tranche asset and liability in the table above represent the fair value of the Company’s obligations to issue Series A Preferred Stock in two subsequent closings upon satisfaction of certain conditions (Note 9, “Redeemable Convertible Preferred Stock”). These instruments are measured at fair value on a recurring basis and are classified within Level 3 of the fair value hierarchy as the valuation incorporates significant unobservable inputs.

The fair value was determined using a probability-weighted expected return method as it represents a contingent commitment for the additional shares. The valuation reflected market-participant assumptions, and considered, among other inputs, the estimated fair value per share of the Series A Preferred Stock as of each measurement date, probability of meeting certain milestone events, the expected time until certain milestone events would be met, and the discount rate.

The most significant unobservable inputs were the estimated fair value of the Company’s Series A Preferred Stock and the probability and expected timing of achieving certain milestone events as of the measurement dates. The Company determined the fair value per share of the underlying Series A Preferred Stock by taking into consideration the most recent sales of its Series A Preferred Stock, results obtained from third-party valuations and additional factors the Company deemed relevant. Changes in these inputs can materially affect the fair value of the preferred stock tranche obligations.

The following table presents the most significant assumptions used in the probability-weighted expected return model to determine the fair value of the Series A Preferred Stock tranche obligations during the years presented:

	December 31, 2024		June 6, 2024
	Second tranche	Third tranche	Second tranche	Third tranche
Probability of achieving milestone	60%	100%	90%	90%
Risk free rate	4.34%	—	4.97%	4.13%
Term until milestone is achieved (years)	0.8	nil	1.3	2.3

Fair values of Series A Preferred Stock were $20.62 per share, $19.10 per share, $19.10 per share and $17.02 per share as of August 27, 2025 (the Second Tranche settlement date), February 25, 2025 (the Third Tranche settlement date), December 31, 2024 and June 6, 2024, respectively.

The following table presents a summary of the changes in the fair value of the Series A Preferred Stock tranche obligations, asset/(liability) (in thousands):

	Second tranche	Third tranche
Balance at January 1, 2024	$—	$—
Initial recognition	(3,195)	(9,178)
Change in fair value	(4,089)	10,840

Balance at December 31, 2024	$(7,284)	$1,662

Change in fair value	1,100	—
Settlement of preferred stock tranche obligations	6,184	(1,662)

Balance at December 31, 2025	$—	$—

As of December 31, 2024, the Company recognized fair value adjustments related to the tranche obligations issued in connection with the Series A financing. The Second Tranche obligation was recorded as a liability of $7.3 million because, assuming achievement of the related milestone conditions, the estimated future value of the Series A Preferred Stock upon the Second Tranche closing exceeded the contractual purchase price of $19.42 per share. In contrast, the Third Tranche obligation was recorded as an asset of $1.7 million, as the related milestone conditions were deemed effectively achieved with 100% probability and the estimated future value of Series A Preferred Stock upon the Third Tranche closing was below the contractual purchase price.

During the year ended December 31, 2025, upon the closing of the Second Tranche and the Third Tranche, the Company remeasured the tranche obligations at each respective date, and recognized the associated changes in fair value in change in fair value of preferred stock tranche obligations in the consolidated statement of operations and comprehensive loss. Upon settlement, the respective preferred stock tranche obligation was derecognized and the shares of preferred stock issued in connection with the settlement were recorded at fair value.

Prolaio Contingent Consideration

The following table presents a summary of the changes in the fair value of the Prolaio contingent consideration liability (in thousands):

Amount
Balance at December 31, 2024	$—
Initial recognition upon acquisition	(4,585)
Change in fair value	768

Balance at December 31, 2025	$(3,817)

The Company utilizes significant estimates and assumptions it believes would be made by a market participant in determining the estimated fair value of contingent consideration liabilities at each balance sheet date. The fair value of the Prolaio contingent consideration was determined by calculating the probability-weighted estimated value of the specified milestone payments, based on the assessment of the likelihood and estimated timing that the milestones would be achieved and the applicable discount rates. The discount rate captures the credit risk associated with the payment of the contingent consideration when earned and due. The Company assesses these estimates on an ongoing basis as additional data impacting the assumptions is obtained.

The fair value of the Prolaio contingent consideration as of the acquisition date and as of December 31, 2025 were calculated using the following unobservable inputs:

	December 31, 2025		February 24, 2025
	Range	Weighted average	Range	Weighted average
Discount rates	14.99%	14.99%	9.90%-10.19%	10.14%
Probability of milestone achievement	0.3%-4.9%	1.98%	0.3%-4.9%	1.98%

The weighted-average unobservable inputs were calculated based on the relative value of the specified milestones. The estimated fair value of contingent consideration liabilities may change significantly as development progresses and additional data is obtained, impacting the assumptions regarding probabilities of successful achievement of the milestones used to estimate the fair value of the liability and the timing in which they are expected to be achieved. In evaluating the fair value assumptions, judgment is required to interpret the market data used to develop the estimates. Accordingly, the use of different market assumptions, inputs and/or different valuation techniques could result in materially different fair value estimates.

PhysIQ Contingent Consideration (Assumed Liability)

The Company utilized significant estimates and assumptions it believes would be made by a market participant in determining the estimated fair value of the contingent consideration liability. The fair value of the PhysIQ contingent consideration, as of the acquisition date, was determined by calculating the probability-weighted estimated value of the specified milestone payments, based on the assessment of the likelihood and estimated timing that the milestones would be achieved and the applicable discount rates. The discount rate captures the credit risk associated with the payment of the contingent consideration when earned and due.

The fair value of the PhysIQ contingent consideration as of the acquisition date was $3.3 million and was calculated using the following unobservable inputs:

	February 24, 2025
	Range	Weighted average
Discount rates	9.90%-10.15%	10.10%
Probability of milestone achievement	10.0%-80.0%	20.63%

The weighted-average unobservable inputs were calculated based on the relative value of the specified milestones. The estimated fair value of contingent consideration liabilities may change significantly as development progresses and additional data is obtained, impacting the assumptions regarding probabilities of successful achievement of the milestones used to estimate the fair value of the liability and the timing in which they are expected to be achieved. In evaluating the fair value assumptions, judgment is required to interpret the market data used to develop the estimates. Accordingly, the use of different market assumptions, inputs and/or different valuation techniques could result in materially different fair value estimates. Following the initial recognition at the acquisition date, the acquired contingency is not subsequently measured at fair value. Refer to Note 5, “Acquisitions and Licensing Agreements” for further details on the change in the carrying value of the PhyslQ contingent consideration of $0.6 recorded in the year ended December 31, 2025.

Simple agreements for future equity (“SAFEs”)

From September 2023 through April 2024, the Company issued a series of SAFEs to several related parties, in the aggregate amount of $0.9 million (refer to Note 15, “Related Party Transactions”). The SAFEs were determined to be within the scope of ASC 480, and were initially measured at fair value upon issuance.

The duration of the SAFEs ranged from three to nine months from the issuance through the final settlement. The SAFEs were settled upon the closing of the Series A Preferred Stock financing through the issuance of Series A Preferred Stock. Because the SAFEs were settled by issuing a variable number of shares based on a fixed monetary amount, the settlement value equaled the original issuance amount. Any imputed interest associated with the SAFEs’ short duration was determined to be immaterial and was not separately recognized. Accordingly, the Company concluded that the original issuance amount of the SAFEs approximated their fair value through the date of conversion.

Upon the issuance of Series A Preferred Stock in June 2024, the SAFEs automatically converted into 43,762 shares of Series A Preferred Stock.

The following table presents a summary of the changes in the fair value of SAFEs (in thousands):

Amount
Balance at January 1, 2024	$250
Proceeds from issuance of SAFE notes	600
Conversion of SAFE notes into Series A Preferred Stock	(850)

Balance at December 31, 2024	$—

4. Balance sheet components

Property and equipment, net

Property and equipment, net, consisted of the following (in thousands):

	December 31, 2025	December 31, 2024
Laboratory equipment	$5,251	$1,489
Computer equipment	798	—
Furniture & fixtures	507	—
Leasehold improvements	396	—
Office equipment	184	—
Construction in progress	370	528

Property and equipment, gross	$7,506	$2,017

Less: accumulated depreciation	(1,013)	(11)

Property and equipment, net	$6,493	$2,006

Depreciation expense was $1.0 million and inconsequential for the years ended December 31, 2025 and 2024, respectively.

Accrued liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31, 2025	December 31, 2024
Accrued clinical trial expenses	$9,154	$1,420
Accrued personnel and related expenses	9,128	1,770
Accrued manufacturing expenses	2,355	191
Other	3,266	263

Total accrued expenses and other current liabilities	$23,903	$3,644

5. Acquisitions and licensing agreements

Acquisition of Prolaio

On February 24, 2025 (the “Acquisition Date”), the Company acquired 100% of the outstanding shares of Prolaio, Inc., a healthcare technology company focused on cardiovascular data collection and analytics. The acquisition provides the Company with access to Prolaio’s cardiovascular data platform, to enhance and accelerate the Company’s research and development portfolio of late-stage cardiovascular disease assets. At the time of the acquisition, Tassos Gianakakos, our Chief Executive Officer and member of our board of directors, also served as Prolaio’s Chief Executive Officer and as a member of its board of directors and Jay Edelberg, our Chief Medical Officer, served as its President, Research & Development and as a member of its board of directors. Mr. Gianakakos and Dr. Edelberg owned 55.7% and 16.6%, respectively, of Prolaio at the time of its acquisition. Accordingly, the Prolaio acquisition itself constituted a related party transaction. Refer to Note 15, “Related Party Transactions” for further details.

The Company concluded that Prolaio constitutes a business under ASC 805 and the transaction was accounted for as a business combination.

The total purchase consideration transferred was approximately $8.6 million, consisting of approximately $4.0 million in cash, primarily used to repay $4.0 million of promissory notes held by Mr. Gianakakos’s family’s trusts, and fair value of contingent consideration of $4.6 million, representing the estimated acquisition date fair value of milestone payments of up to $200.0 million, payable in cash or shares, contingent on the achievement of various post-closing milestones (the “Prolaio Contingent Consideration”). The Prolaio Contingent Consideration was recognized as contingent consideration liabilities on the consolidated balance sheet.

Acquisition related costs of approximately $0.8 million, consisting primarily of legal, accounting, and valuation fees, were expensed as incurred and recorded within general and administrative expenses in the consolidated statement of operations and comprehensive loss.

The following table summarizes the fair values of the identifiable assets acquired and liabilities assumed as of the Acquisition Date (in thousands):

Amount

Assets acquired:
Cash and cash equivalents	$14
Inventory	244
Prepaid expenses and other current assets	390
Property and software	175
Developed technology	25,400
In-process research and development (IPR&D)	1,100
Operating lease right-of-use assets, net	255
Other non-current assets	57

Total assets acquired	27,635

Liabilities assumed:
Accounts payable	2,710
Accrued expenses and other current liabilities	2,717
Deferred revenue	270
Operating lease liability	109
Assumed contingent consideration liability	3,300
Deferred income tax liability	4,512
Other liabilities, non-current	205

Total liabilities assumed	13,823

Net assets acquired	$13,812

In connection with this acquisition, the Company recorded $13.8 million of net assets acquired, primarily consisting of developed technology with a fair value of $25.4 million, IPR&D with a fair value of $1.1 million, and $13.8 million in liabilities assumed, including $4.5 million of deferred income tax liability and $3.3 million of assumed contingent consideration liability. Because the fair value of net identifiable assets acquired exceeded the fair value of the consideration transferred, the Company recognized a gain on bargain purchase in amount of $5.2 million in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2025. The bargain purchase gain reflects the Company’s ability to acquire Prolaio at a purchase price below the fair value of the acquired net assets due to a combination of factors, including Prolaio’s limited operating scale, historical operating losses, liquidity constraints at the time of the transaction, and the structure of the consideration transferred. In particular, concurrent with the acquisition, the Company entered into integration bonus arrangements with the Company’s Chief Executive Officer and Chief Medical Officer (“Integration Bonus”), both of whom were co-founders and Prolaio shareholders. These arrangements were contingent upon post-combination services and successful integration and, accordingly, were accounted for as compensation expense rather than consideration transferred.

Prolaio’s results of operations were included in the consolidated statement of operations and comprehensive loss from the date of acquisition, February 24, 2025. For the year ended December 31, 2025, Prolaio did not generate material revenue and contributed a net loss of $29.8 million.

Pro forma financial information (unaudited)

The following unaudited pro forma combined financial information has been prepared to give effect to the Prolaio acquisition as if it had been consummated on January 1, 2024, and was prepared using the historical results of Kardigan and Prolaio for each of the respective periods (in thousands):

	Years ended December 31,
	2025	2024
Net loss	$190,426	$119,419

The pro forma amounts have been adjusted for:

•

transaction costs of $1.0 million were excluded from the year ended December 31, 2025 pro forma results, and included in the year ended December 31, 2024 pro forma results, as if these costs were incurred during the 2024 period;

•

gain on bargain purchase of $5.2 million was excluded from the year ended December 31, 2025 pro forma results, and included in the year ended December 31, 2024 pro forma results, as if such gain was recognized during the 2024 period;

•

income tax benefit of $4.5 million was excluded from the year ended December 31, 2025 pro forma results, and included in the year ended December 31, 2024 pro forma results, as if such benefit was recognized during the 2024 period;

•

incremental stock-based compensation expense related to the integration bonus of $14.4 million was excluded from the year ended December 31, 2025 pro forma results, and included in the year ended December 31, 2024 pro forma results, as if this expense was incurred during the 2024 period;

•

incremental stock-based compensation expense related to the accelerated vesting of Prolaio options upon acquisition of $1.6 million was excluded from the year ended December 31, 2025 pro forma results, and included in the year ended December 31, 2024 pro forma results, as if this expense was incurred during the 2024 period;

•

incremental intangible assets amortization expense resulting from the fair value adjustment recognized for developed technology in amount of $0.6 million and $2.6 million was included in the year ended December 31, 2025 and 2024 pro forma results, respectively;

•	immaterial inter-company transactions between the Company and Prolaio during the years ended December 31, 2025 and 2024 were eliminated.

The Company had no revenue for the years ended December 31, 2025 and 2024.

The unaudited data is presented for informational purposes only and is not intended to represent or be indicative of the results of operations that would have been reported had the acquisition occurred on that date, nor is it intended to be representative of future results of operations of the combined company.

Acquired developed technology

Developed technology acquired consists of the cardiovascular analytics data platform originally obtained by Prolaio in November 2023 through its purchase of certain assets from PhysIQ (defined below). Subsequent to the asset purchase and prior to the Company’s acquisition of Prolaio, Prolaio’s engineering team enhanced the acquired technology and expanded the platform capabilities through the addition of new features and functional improvements.

As of the Acquisition Date, the fair value of the developed technology was estimated using the cost method, which incorporates management’s estimates of the costs that would be incurred to develop the technology from scratch, including assumptions regarding required personnel, annual compensation, and the expected development timeline. The Company estimated that it would require approximately 3.7 years for a team of approximately 50 employees, with an estimated average annual cost ranging from $0.1 million to $0.2 million per employee, to recreate the technology, resulting in a total valuation of $25.4 million.

Prolaio Contingent Consideration

As additional consideration, the Company is required to make contingent cash payments up to $200.0 million upon the achievement of certain specified post-closing operational, financial and regulatory milestones (“Prolaio milestones”) prior to February 2029. The milestone payments depend on the success of the Company’s clinical trials, achievement of certain Prolaio revenue targets (excluding intercompany revenue), and adoption and performance of the Prolaio platform. The fair value of the Prolaio Contingent Consideration at the acquisition date was $4.6 million. It was estimated using a probability weighted discounted cash flow model, which incorporates management’s estimates of the probability and timing of milestone achievement as of the acquisition date. The milestones are contractually required to be achieved within four years from the date of acquisition, discounted at a rate of approximately 10%. None of the Prolaio milestones had been achieved and no milestone payments have been made as of December 31, 2025.

The contingent consideration liability is classified as Level 3 within the fair value hierarchy, due to the use of significant unobservable inputs. The liability is remeasured at fair value at each reporting date, with changes in fair value recognized in R&D expenses in the consolidated statements of operations and comprehensive loss. As of December 31, 2025, the fair value of the Prolaio contingent consideration was estimated at $3.8 million, and the related change in fair value of $0.8 million was recorded within R&D expenses in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2025.

PhysIQ Contingent Consideration (Assumed Liability)

Liabilities assumed as part of the Company’s acquisition of Prolaio included a contingent consideration liability associated with Prolaio’s historical acquisition of certain assets of PhysIQ, Inc. (“PhysIQ contingent consideration”), a health technology company specializing in cloud-based predictive analytics for personalized physiology. The obligation of up to $20.0 million, payable in cash, is contingent upon the achievement of certain sales milestones (“PhysIQ milestones”). As of the acquisition date, the Company recognized this contingent consideration at fair value using a probability-weighted approach, which incorporates management’s estimates of the probability and timing of milestone achievement. The milestones are expected to be achieved within 4 years from the date of acquisition of Prolaio, and are discounted at a rate of approximately 10%. The estimated fair value of the PhysIQ contingent consideration at the acquisition date was $3.3 million, which was recorded within contingent consideration liabilities on the consolidated balance sheet.

Following the acquisition date, the Company applies a systematic and rational approach and recognizes additional amounts related to the PhysIQ contingent consideration when the underlying milestones are considered probable of achievement and reasonably estimable. Amounts are written off only when it is resolved that the Company will not be required to make payment or when the obligation legally expires. As such, the PhysIQ contingent consideration recorded will not be reduced below the amount recorded at the acquisition date until the obligation expires or the liability is paid.

As of December 31, 2025, the Company reassessed the probability of achievement of the PhysIQ milestones, and recorded a $0.6 million increase in contingent consideration liability as R&D expense within the consolidated statement of operations and comprehensive loss. As of December 31, 2025, the total PhysIQ contingent consideration liability was $3.9 million. The milestone with a value of $2.5 million was considered probable of achievement and is expected to be achieved within 12 months of the reporting date and was classified within current liabilities on the consolidated balance sheet. None of the remaining PhysIQ milestones had been achieved or were considered probable and no milestone payments have been made as of December 31, 2025.

Prolaio Bonus Integration Agreements

Concurrent with the acquisition of Prolaio, the Company entered into agreements (the “Bonus Agreements”) with the Company’s Chief Executive Officer and Chief Medical Officer, that provided a right to a bonus in the amount of $9.0 million and $2.0 million, respectively, of shares of common stock issued in our initial public offering or convertible preferred stock, as applicable, as well as additional cash amounts intended to cover related federal, state, and local tax obligations. The Bonus Agreements also provided that, if the equity securities issued were not freely tradeable, the Company would loan each executive an amount sufficient to cover applicable tax obligations. The awards were contingent upon the closing and successful integration of Prolaio, as determined by the Company’s board of directors.

The Bonus Agreements became payable upon completion of the Series B Initial Closing (as defined below). On September 4, 2025, in connection with the Series B Initial Closing, the Company entered into bonus integration agreements (the “Bonus Integration Agreements”) with each executive. The Bonus Integration Agreements modified the Bonus Agreements such that (i) each recipient agreed to forfeit Series B Preferred Stock (as defined below) to satisfy the tax withholding obligations, (ii) certain payments required to be made under the Bonus Agreements would be remitted to federal and state tax authorities via payroll for certain tax liabilities required to be satisfied by us through payroll and (iii) no loan will be issued to the recipient. Pursuant to the Bonus Integration Agreements, and net of tax withholding obligations, on September 4, 2025, the Company issued an aggregate of 374,360 shares of Series B Preferred Stock, with an estimated grant date fair value of approximately $8.0 million, and subsequently remitted approximately $6.4 million in cash to satisfy the related tax obligations.

As the integration bonus payment was contingent upon post-combination services, the arrangement was accounted for as compensation. Accordingly, for the year ended December 31, 2025, the Company recognized $11.7 million of stock-based compensation expense within general and administrative expenses and $2.6 million of stock-based compensation expense within R&D expenses in the consolidated statement of operations and comprehensive loss.

Acquisition of RSF

On June 6, 2024, the Company acquired 100% of the outstanding shares of Rancho Santa Fe Bio, Inc. (“RSF”) in order to obtain certain of RSF’s existing intellectual properties, including (i) a license agreement relating to Ataciguat with Sanofi (“Sanofi”); and (ii) a patent license and know-how agreement with the Mayo Foundation for Medical Education and Research (“Mayo”). Total consideration was $14.8 million, and included cash of

$3.5 million, the settlement of RSF’s outstanding indebtedness of $10.6 million on the acquisition date and the payment of certain transaction costs of $0.7 million incurred by RSF. In addition, the Company is required to make milestone payments of up to $26.5 million in development and regulatory milestones and up to $249.5 million in sales milestones (“RSF milestones”), as well as low single-digit royalties on worldwide net sales of any pharmaceutical product containing Ataciguat (i.e., HMR1766).

Under ASC 805, the Company determined that the acquisition did not meet the definition of a business at the time of the acquisition as substantially all of the fair value of the gross assets acquired were concentrated in a single identifiable asset. The Company determined that RSF was a variable interest entity (“VIE”) under ASC 810 because it lacked sufficient equity to finance its activities. Upon acquisition, the Company became the primary beneficiary of RSF, and therefore was required to consolidate RSF. Accordingly, the transaction was accounted for as the acquisition of a VIE that is not a business.

The net assets acquired consisted primarily of the IPR&D asset, cash and cash equivalents in amount of $0.2 million, and assumed accounts payable for an amount of $1.3 million. Accordingly, the consideration allocated to the IPR&D asset amounted to $15.9 million. The acquired licensed technology was determined to be an IPR&D asset that did not have alternative future use as of the acquisition date, and the full amount was recognized as R&D expense in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2024.

During the year ended December 31, 2025, the Company achieved the first development milestone associated with Ataciguat upon dosing of the first patient in the Phase 3 clinical trial. This milestone triggered a payment obligation of $3.0 million. As a result, the Company recognized $3.0 million in R&D expenses for the year ended December 31, 2025 in its consolidated statement of operations and comprehensive loss. Of the total milestone amount, $1.5 million was settled in cash and the remaining $1.5 million was accrued for in the Company’s consolidated balance sheet as of December 31, 2025 within accrued and other current liabilities. None of the other RSF milestones have been achieved nor were deemed probable and estimable, and no other milestone payments have been made as of December 31, 2025.

Under the Sanofi and the Mayo agreements, the Company is obligated to make certain additional milestone, royalty and sublicense-related payments under these agreements, summarized further below.

License agreement with Sanofi

On June 2, 2021, RSF entered into a license agreement with Sanofi, as subsequently amended on March 18, 2022, January 9, 2023, and November 7, 2025 (collectively, the “Sanofi License”), under which RSF received a worldwide, exclusive, sublicensable (subject to certain conditions and restrictions), royalty-bearing license under certain Sanofi know-how to exploit Ataciguat (also known as HMR1766) and pharmaceutical products containing Ataciguat (“Ataciguat Products”) for all human and mammalian therapeutic, prophylactic and diagnostic uses (the “Sanofi License Field”).

If the Company succeeds in developing and commercializing Ataciguat Products, it will be obligated to pay Sanofi up to an aggregate of $14.8 million in potential commercial milestone payments (“Sanofi milestones”). The Company is also obligated to pay Sanofi tiered royalties ranging from low-single digit to mid-single digit percentages on worldwide annual net sales of Ataciguat Products by the Company or its affiliates and sublicensees.

As of December 31, 2025, none of the Sanofi milestones had been achieved nor were deemed probable and estimable, and no milestone payments have been made.

Patent license and know-how agreement with Mayo Foundation for Medical Education and Research (“Mayo”)

On December 6, 2019, RSF entered into a license agreement with Mayo, as amended on May 20, 2021, August 23, 2023, March 10, 2024, June 6, 2024 and December 22, 2025 (collectively, the “Mayo License”), under which RSF received (i) a worldwide exclusive license with the right to sublicense (through multiple tiers) under certain Mayo patent rights, (ii) a nonexclusive license with the right to sublicense (through multiple tiers) to use certain know-how and materials, and (iii) a nonexclusive worldwide license, with the right to sublicense (through multiple tiers), subject to approval from Mayo, to use certain Mayo data, in each case in (i) through (iii), to develop, make, have made, use, offer for sale, sell, and import certain licensed products, including Ataciguat, for the prevention, diagnosis, and/or treatment of any and all human diseases and conditions.

The Company is obligated to pay Mayo up to $0.3 million in development and regulatory milestone payments and up to $1.3 million in commercial milestone payments (“Mayo milestones”) for each licensed product. The Company is also obligated to pay Mayo royalties ranging from a mid-single digit to subteen percentage of worldwide annual net sales by the Company, its affiliates and sublicensees of licensed products. In the event that the Company is required to pay a non-affiliate third party certain consideration for a license under intellectual property rights owned or controlled by such non-affiliate third party that are required for the manufacture, use or sale of the licensed products, the Company can deduct a certain amount of such consideration from the royalty payments due to Mayo under the Mayo License, subject to a customary reduction floor. The Company’s obligation to pay Mayo royalties for licensed products will expire upon the expiration date of the last to expire of the licensed patents or the last to expire regulatory exclusivity for a licensed product. Mayo is also eligible to receive a mid-double digit percentage of certain non-royalty sublicense income as well as a certain percentage of any consideration received by the Company for the sale or transfer of an FDA priority review voucher or similar transferable asset.

As of December 31, 2025, none of the Mayo milestones had been achieved nor were deemed probable and estimable, and no milestone payments have been made.

License agreement with Ionis

On June 7, 2024, the Company entered into a License Agreement (the “Ionis License Agreement”) with Ionis Pharmaceuticals, Inc. (“Ionis”), pursuant to which the Company was granted an exclusive, worldwide, sublicensable (subject to certain conditions and restrictions), royalty-bearing license under certain Ionis intellectual property to develop and commercialize Tonlamarsen (formerly ION904) and products containing Tonlamarsen (the “Licensed Ionis Products”) in the field of prophylactic or therapeutic use in humans (the “Ionis Licensed Field”). The Company also received a non-exclusive, worldwide, sublicensable (subject to certain conditions and restrictions), royalty-bearing license under certain Ionis intellectual property to manufacture Tonlamarsen and Licensed Ionis Products in the Ionis Licensed Field. Until the third anniversary of the effective date of the Ionis License Agreement, or June 2027, neither party may develop or commercialize, or assist or grant a third party rights to develop or commercialize certain ASOs designed to bind to the RNA encoded by the human angiotensinogen gene, subject to certain conditions and exceptions.

As initial consideration for the Ionis License Agreement, the Company made an upfront payment of $20.0 million to Ionis. As additional consideration for the licenses and rights granted to us by Ionis, the Company is required to pay Ionis: (i) milestone payments in the event of successful achievement of specified development, regulatory and sales milestones of up to an aggregate of $375.0 million (up to $35.0 million in development and regulatory milestone payments and up to $340.0 million in sales milestone payments) (“Ionis milestones”); (ii) tiered royalties on net sales of Ionis Licensed Products by the Company, its affiliates and sublicensees with a rate based on net sales per calendar year, ranging from a subteen percentage to high teen percentage. The royalties are subject to potential reductions under certain scenarios. In the event that the

Company undergoes a change of control prior to receiving regulatory approval and are acquired by one of certain top biopharmaceutical or pharmaceutical companies, the Company will be required to pay Ionis a one-time change of control payment based on the acquisition price, ranging in the low tens of millions of dollars. The payment will accrue interest at a subteen percentage rate per annum, compounded annually, from the date of the Ionis License Agreement through the date such payment is made.

The Company determined that the licenses represent an acquired IPR&D asset that did not have alternative future use as of the acquisition date, and, accordingly, the total amount of the upfront payment of $20.0 million was recognized as R&D expense in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2024. As of December 31, 2025, none of the Ionis milestones had been achieved nor were deemed probable and estimable, and no milestone payments have been made.

License agreements with BMS Co.

In November 2024, the Company entered into a License Agreement with MyoKardia, Inc. (“MyoKardia”), a wholly-owned subsidiary of Bristol-Myers Squibb Company (“BMS Co.”), related to Danicamtiv and other compounds (the “Dani Agreement”), and a separate License Agreement with BMS Co. related to KAR-141 (formerly known as BMS-986141) (“Par4”) and other compounds (the “Par4 Agreement”).

Under the Dani Agreement, the Company received an exclusive, sublicensable (subject to certain conditions and restrictions), royalty-bearing license under certain MyoKardia patents and know-how to develop, manufacture, and commercialize Danicamtiv (formerly known as MYK-491) and certain related compounds (collectively, the “Dani Licensed Compounds”) and pharmaceutical products containing such Dani Licensed Compounds (the “Dani Licensed Products”) for all human uses worldwide.

As partial consideration for the rights granted to the Company under the Dani Agreement, the Company entered into a Subscription Agreement with MyoKardia pursuant to which the Company issued 1,251,107 shares of Series A Preferred Stock to MyoKardia. As additional consideration for the licenses granted under the Dani Agreement, the Company is required to pay MyoKardia: (i) tiered royalties at a rate based on aggregate annual net sales by the Company, its affiliates and sublicensees of each Dani Licensed Product containing the same Dani Licensed Compound; (ii) a low double-digit percentage of any sublicensing revenue received by the Company, if the Company sublicenses to a third-party within a certain number of months from the effective date, or November 2026; (iii) up to $42.5 million in the aggregate in development and regulatory milestone payments across all Dani Licensed Products and (iv) up to $265.0 million in sales milestone payments for each of the first two Dani Licensed Products to achieve the applicable sales milestones ((iii) and (iv), collectively, “Dani milestones”). The Company’s tiered royalties range from a subteen to high teen percentage of annual net sales of the Dani Licensed Products, subject to potential reductions following the expiration of valid patent claims, due to competition from generic products, for certain third-party license fees, and in the event of a limit on the maximum price as a result of the Inflation Reduction Act of 2022 (the “Inflation Reduction Act”), subject to a customary reduction floor and potential carry-forward.

Under the Par4 Agreement, the Company received an exclusive, sublicensable (subject to certain conditions and restrictions), royalty-bearing license under certain BMS Co. patents and know-how to develop, manufacture, and commercialize KAR-141 (formerly known as BMS-986141) and certain related compounds (collectively, the “Par4 Licensed Compounds”) and pharmaceutical products containing such Par4 Licensed Compounds (“Par4 Licensed Products”) for all human uses worldwide.

As partial consideration for the rights granted under the Par4 Agreement, the Company issued 293,469 shares of Series A Preferred Stock. As additional consideration for the licenses granted under the Par4 Agreement, the Company is required to pay BMS Co.: (i) tiered royalties at a rate based on aggregate annual net sales by the

Company, its affiliates and sublicensees of each Par4 Licensed Product containing the same Par4 Licensed Compound; (ii) a low double-digit percentage of any sublicensing revenue received by the Company, if the Company sublicenses to a third-party a certain number of months from the effective date, or November 2026; (iii) up to $10.0 million in the aggregate in development and regulatory milestone payments across all Par4 Licensed Products and (iv) up to $265.0 million in sales milestone payments for each of the first two Par4 Licensed Products to achieve the applicable sales milestones ((iii) and (iv), collectively, “Par4 milestones”). The Company’s tiered royalties range from a subteen to high teen percentage of annual net sales of the Par4 Licensed Products, subject to potential reductions following the expiration of valid patent claims, due to competition from generic products, for certain third-party license fees, and in the event of a limit on the maximum price as a result of the Inflation Reduction Act, subject to a customary reduction floor and potential carry-forward.

In connection with the license agreements, the Company issued an aggregate of 1,544,576 shares of Series A Preferred Stock to MyoKardia and BMS Co., including 1,251,107 shares of Series A Preferred Stock under the Dani Agreement, and 293,469 shares of Series A Preferred Stock under Par4 Agreement, at the estimated fair value of $19.10 per share as of issuance date, with a total estimated fair value of $29.5 million.

The Company determined that the Dani and Par4 licenses represent acquired IPR&D assets that did not have alternative future use as of the acquisition date, and, accordingly, an amount of $29.5 million was recognized as R&D expense in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2024.

As of December 31, 2025, none of the Dani milestones or Par4 milestones had been achieved nor were deemed probable or estimable, and no milestone payments have been made.

6. Intangible assets

The following table summarizes the intangible assets, net (in thousands):

	December 31, 2025

	Gross carrying amount	Accumulated amortization	Net carrying amount

Finite-lived intangible assets:
Developed technology	$25,400	$(3,024)	$22,376
Other	1,165	(316)	849

Total finite-lived intangible assets	26,565	(3,340)	23,225

Total intangible assets	$26,565	$(3,340)	$23,225

There were no intangible assets as of December 31, 2024. Intangible assets were first recognized during the year ended December 31, 2025, primarily in connection with the acquisition of Prolaio. The developed technology, with a gross carrying amount of $25.4 million, was assigned an estimated useful life of seven years. The acquired IPR&D assets, also recognized upon the Prolaio acquisition, and presented within other category, were initially classified as indefinite-lived intangible assets. During 2025, the Company determined that the underlying projects had reached technological feasibility and accordingly reclassified these assets as finite-lived intangible assets with an estimated useful life of three years. Aggregate amortization expense related to finite-lived intangible assets was $3.3 million and zero, for the years ended December 31, 2025 and 2024, respectively, primarily included in R&D expenses on the consolidated statements of operations and comprehensive loss.

The following table summarizes the estimated future amortization expense associated with the finite-lived intangible assets as of December 31, 2025 (in thousands):

Amount
2026	$4,017
2027	4,017
2028	3,701
2029	3,629
2030	3,629
Thereafter	4,232

Total estimated future amortization expense	$23,225

As of December 31, 2025 and 2024, there were no accumulated impairment losses related to intangible assets.

7. Leases

The Company leases office and laboratory spaces which are classified as operating leases on the consolidated balance sheets.

Cove lease

In September 2024, the Company entered into a facility lease in South San Francisco, California (the “Cove Lease”), for approximately 36,000 rentable square feet. The lease commenced in October 2024 and has a contractual term of 66 full calendar months, expiring in April 2030. The Cove Lease includes an option to extend the lease term for an additional five years. At lease commencement, the Company evaluated the renewal option and concluded that it is not reasonably certain that the renewal option will be exercised.

Under the terms of the Cove Lease, the landlord has made available a tenant improvement allowance of up to $0.7 million for qualifying permanent improvements to the leased premises. The allowance is structured as a landlord-funded improvement option that, if utilized, becomes subject to repayment by the Company as additional rent over the remaining lease term at a contractually specified interest rate. As of the reporting date, the Company has not elected to utilize any portion of the allowance, has not incurred any qualifying improvement expenditures, and has not received any landlord-initiated improvements requiring reimbursement. Accordingly, no related adjustments to ROU asset or lease liability have been recognized in the Company’s consolidated financial statements.

Princeton lease

In February 2025, the Company entered into an office space lease for approximately 21,500 square feet in Princeton, New Jersey (the “Princeton Lease”). The lease commenced in September 2025 and has a contractual term of 90 full calendar months, expiring in March 2033. The Princeton Lease includes an option to extend the lease term for an additional five years. At lease commencement, the Company evaluated the renewal option and concluded that it is not reasonably certain that the renewal option will be exercised.

Concurrent with the execution of the Princeton lease, the Company executed a temporary swing-space lease, that provided approximately 9,000 square feet of office space in its ‘as is’ condition to support business operations while the main premises underwent landlord-performed improvements. The swing-space lease commenced in February 2025 and ended in September 2025 when the Company took possession of the main Princeton Lease premises. The arrangement met the definition of a lease under ASC 842 and qualified as a separate lease, however it met the short-term lease exemption criteria. Accordingly, the Company recognized lease expense for the swing-space as incurred, with no recognition of a ROU asset or lease liability for this arrangement.

The Company maintains letters of credit related to the Cove and Princeton Leases totaling $0.5 million and $0.4 million as of December 31, 2025 and 2024, respectively. These lease-related letters of credit are reflected within restricted cash, non-current on the Company’s consolidated balance sheets as of December 31, 2025 and 2024.

The lease expenses, which are included in operating expenses in the consolidated statements of operations and comprehensive loss, were as follows (in thousands):

	Years ended December 31,
	2025	2024
Operating lease expense	$2,660	$576
Variable lease expense	1,305	216
Short-term lease expense	138	60

Total lease expense	$4,103	$852

Supplemental disclosure of cash flow information related to leases was as follows (in thousands):

	Years ended December 31,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities	$1,010	$160
Right-of-use assets obtained in exchange for new operating lease liabilities	4,185	9,473

As of December 31, 2025 and 2024, the weighted-average remaining lease term for operating leases was 5.2 years and 5.3 years, respectively, and the weighted-average discount rate was 10.02% and 9.80%, respectively.

The following table reconciles the undiscounted future minimum lease payments required for the operating leases as of December 31, 2025 (in thousands):

Amount
2026	$3,293
2027	3,587
2028	3,666
2029	3,644
2030	1,774
Thereafter	1,821

Total minimum lease payments	17,785
Less: imputed interest	(3,953)

Present value of operating lease liabilities	$13,832

8. Commitments and contingencies

Research and development agreements

The Company enters into various agreements in the ordinary course of business, such as those with suppliers, clinical research organizations, contract manufacturing organizations, and clinical trial sites. These agreements provide for termination at the request of either party, generally with less than one-year notice and are, therefore, cancellable contracts and, if cancelled, are not anticipated to have a material effect on the Company’s financial condition, results of operations, or cash flows.

Legal proceedings

From time to time, the Company may become involved in legal proceedings arising from the ordinary course of business. The Company accrues a liability for such matters when it is probable that the loss has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. As of December 31, 2025 and 2024, the Company had no material legal proceedings. Legal fees are expensed in the period in which they are incurred.

Indemnification

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties.

In accordance with the Company’s amended and restated certificate of incorporation and amended and restated bylaws, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving in such capacity. The Company has not incurred any material indemnification claims to date. The Company maintains directors’ and officers’ liability insurance, which may reduce its exposure in the event of future claims.

Future milestone and royalty payments

In 2025 and 2024, the Company entered into certain acquisition and licensing agreements. These agreements include potential future milestone payments, royalties and other contingent consideration, payable upon the achievement of specified development, regulatory and commercial milestones. Refer to Note 5, “Acquisition and Licensing Agreements.”

9. Redeemable convertible preferred stock

Redeemable convertible preferred stock

The Company has issued Series A redeemable convertible preferred stock (the “Series A Preferred Stock”), Series B redeemable convertible preferred stock (the “Series B Preferred Stock”) and Series B-1 redeemable convertible preferred stock (the “Series B-1 Preferred Stock”), which are collectively referred to as the Preferred Stock.

Series A Preferred Stock

In June 2024, the Company entered into a Series A preferred stock purchase agreement (the “Series A SPA”) under which it issued and sold 2,487,790 shares of Series A Preferred Stock, at a price of $19.42 per share, for gross cash proceeds of $48.3 million (the “Series A Initial Closing”). Contemporaneously, investors converted their Simple Agreements for Future Equity (“SAFEs”) with a principal amount of $0.9 million into 43,762 shares of Series A Preferred Stock, bringing the total number of shares of Series A Preferred Stock issued at the Series A Initial Closing to 2,531,552 shares. An initial additional closing under the Series A SPA occurred in July 2024, at which the Company sold 2,883,206 additional shares of Series A Preferred Stock at a price of $19.42 per share for gross cash proceeds of $56.0 million.

Pursuant to the Series A SPA, the Company had an obligation to issue and certain Series A investors were obligated to purchase additional shares in two additional closings of $100.0 million each, subject to the satisfaction of specified milestone and cash-related conditions. The Second Tranche closing was to be funded upon the Company’s successful enrollment of the first patient in a Phase 3 clinical trial of either the Tonlamarsen Product or the Ataciguat Product, whichever occurs first (the “Second Tranche”). The Third

Tranche closing was to be funded at the earlier of enrollment of the first patient in a Phase 3 clinical trial or an acquisition of any other clinical-stage pharmaceutical product or compound other than Tonlamarsen Product or Ataciguat Product or compound other than Ataciguat (the “Third Tranche”). Each investor could elect to voluntarily fund their share of the two tranches prior to the achievement of the milestones.

In November 2024, the Company determined, that the conditions related to the Third Tranche had become probable of achievement, subject to meeting the required cash-balance condition. In February 2025, following the satisfaction of the cash-balance condition, the Third Tranche closing was consummated, pursuant to which the Company sold 5,148,587 additional shares of Series A Preferred Stock, resulting in total gross cash proceeds of $100.0 million. In August 2025, the condition applicable to the Second Tranche was waived, and the tranche closed, pursuant to which the Company sold 5,148,587 additional shares of Series A Preferred Stock, resulting in additional gross cash proceeds of $100.0 million.

Preferred stock tranche obligations

Upon the initial closing of the Series A Preferred Stock, with respect to the Second Tranche, the Company recorded a preferred stock tranche obligation liability of $3.2 million, and, with respect to the Third Tranche, the Company recorded a preferred stock tranche liability of $9.2 million. The fair value of the Series A Preferred Stock tranche obligations was allocated from the gross cash proceeds of the Series A Preferred Stock issuance, and the residual value was then allocated to the Series A Preferred Stock.

As of December 31, 2024, the fair value of the Second Tranche obligation was estimated as a liability in amount of $7.3 million, and the fair value of the Third Tranche was estimated as an asset in amount of $1.7 million. Accordingly, the Company recognized a loss in amount of $4.1 million and a gain in amount of $10.9 million in the consolidated statement of operations and comprehensive loss for year ended December 31, 2024, related to the change in the fair value of the Second Tranche obligation and Third Tranche obligation, respectively.

In 2025, upon closing of the Second and the Third Tranches, the Company remeasured the respective preferred stock tranche obligations as of the respective closing dates, resulting in a gain of $1.1 million recorded within the consolidated statement of operations and comprehensive loss. The estimated fair value of the preferred stock tranche liability related to the Second Tranche in amount of $6.2 million and the fair value of the preferred stock tranche asset related to the Third Tranche in amount of $1.7 million, were settled and the shares of Series A Preferred Stock issued in the Second Tranche and Third Tranche were recorded at fair value on the date of issuance. Refer to Note 3, “Fair Value Measurements,” for further details on valuation methodology and assumptions used.

BMS Co. license

In November 2024, in connection with license agreements, the Company issued an aggregate of 1,544,576 shares of Series A Preferred Stock to MyoKardia and BMS Co., at the estimated fair value of $19.10 per share as of issuance date, with a total estimated fair value of $29.5 million. Refer to Note 5, “Acquisitions and Licensing Agreements,” for more details.

Series B Preferred Stock and Series B-1 Preferred Stock

In September 2025, the Company entered into a Series B Preferred Stock purchase agreement (the “Series B SPA”) under which it issued and sold 4,082,529 shares of Series B Preferred Stock and 2,610,635 shares of Series B-1 Preferred Stock, at a price of $21.37 per share for each series, for gross cash proceeds of $143.0 million (the “Series B Initial Closing”). In addition, the Company issued warrants to purchase 1,100,000 shares of the Company’s common stock to certain investors. Refer to Note 10, “Common Stock,” for more details.

Subsequent to the Series B Initial Closing, the first additional closing occurred on October 9, 2025, at which the Company sold 4,025,257 additional shares of Series B Preferred Stock at the same price of $21.37 per share for gross cash proceeds of $86.0 million. Additionally, the second additional closing was consummated on October 15, 2025, at which the Company sold 1,170,134 additional shares of Series B-1 Preferred Stock at a price of $21.37 per share for gross cash proceeds of $25.0 million.

Summary

Preferred stock as of December 31, 2025 and 2024 consisted of the following:

Series	Shares authorized	Shares issued and outstanding	Original issue price per share	Aggregate liquidation amount	Net carrying value
Series A Preferred Stock	17,256,508	17,256,508	$19.42	$335,170	$324,544
Series B Preferred Stock	8,482,146	8,482,146	21.37	181,222	180,954
Series B-1 Preferred Stock	3,780,769	3,780,769	21.37	80,776	80,652

Total as of December 31, 2025	29,519,423	29,519,423		$597,168	$586,150

Series A Preferred Stock	17,338,483	6,959,334	19.42	135,170	120,022

Total as of December 31, 2024	17,338,483	6,959,334		$135,170	$120,022

The holders of preferred stock have the following rights and preferences:

Voting

The holders of the preferred stock are entitled to vote, together with the holders of common stock, as a single class, on all matters submitted to the stockholders for a vote and are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock could convert on the record date. The holders of Series B-1 Preferred Stock are not entitled to vote on the election of directors of the Company.

A majority vote of the holders of the preferred stock, voting together as a single class on an as-converted to common stock basis (the “Requisite Holders”), is required to, among others, effect a Deemed Liquidation Event (as defined below), amend the certificate of incorporation or bylaws, reclassify common stock or establish another class of capital stock, create shares that would rank senior to or authorize additional shares of Preferred Stock, issue indebtedness above specified thresholds, or change the authorized number of directors constituting the board of directors.

The holders of shares of the Series A Preferred Stock and the Series B Preferred Stock, voting together as a single class, are entitled to elect two directors of the Company. The holders of shares of common stock, voting exclusively and as a separate class, are entitled to elect two directors of the Company. The holders of shares of common stock and any other class or series of voting stock (other than the Series B-1 Preferred Stock), voting together as a single class, are entitled to elect the balance of the total number of directors of the Company.

Conversion

Each share of preferred stock is convertible into common stock, at any time, at the option of the holder, and without the payment of additional consideration, at the 1-to-1 ratio, subject to certain adjustments in the event of a diluting issue such as down round, stock dividend, stock split, combination or other similar recapitalization. As of December 31, 2025, each share of preferred stock is convertible into one share of common stock.

In addition, each share of preferred stock will be automatically converted into shares of common stock at the then-effective applicable conversion ratio upon either (i) the closing of a firm-commitment underwritten public offering of the Company’s common stock resulting in at least $125.0 million of gross proceeds, to the Company, or (ii) the date specified by vote or written consent of the Requisite Holders.

Dividends

The Company will not declare, pay or set aside any dividends on common shares of the Company unless the holders of the preferred stock then outstanding will first receive, or simultaneously receive, a dividend on each outstanding share of the preferred stock in an amount at least equal to the product of (1) the dividend payable on each share of common stock and (2) the number of shares of common stock issuable upon conversion of a share of such series of Preferred Stock, in each case calculated on the record date for determination of the holders entitled to receive such dividend. No dividends have been declared or paid as of December 31, 2025.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or upon the occurrence of a Deemed Liquidation Event (as defined below), the holders of shares of preferred stock then outstanding will be entitled, on a pari passu basis among all series of Preferred Stock, to be paid out of the assets or funds of the Company available for distribution to stockholders before any payment is made to the holders of common stock.

The holders of the preferred stock are entitled to an amount per share equal to the greater of (i) the applicable original issue price of the Preferred Stock, plus any dividends declared but unpaid thereon, or (ii) the amount that would have been payable had all shares of each series of preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. After the payment in full of the preferred stock preference amount, the remaining assets of the Company available for distribution to stockholders will be distributed among the holders of common stock on a pro rata basis.

Unless the Requisite Holders elect otherwise, a “Deemed Liquidation Event” will include a merger, consolidation, statutory conversion, transfer, domestication, or continuance (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

Founders’ Series FF Preferred Stock

In August 2023, upon incorporation, the Company issued 1 share of Series FF-1 Preferred Stock at $0.00001 par value per share, and 1 share of Series FF-2 Preferred Stock at $0.00001 par value per share to Chief Executive Officer and Chief Medical Officer, respectively. In June 2024, in connection with the Company’s Series A Preferred Stock financing, each share of Series FF-1 Preferred Stock and Series FF-2 Preferred Stock converted into zero shares of Class F-1 common stock and Class F-2 common stock.

10. Common stock

Common stock

As of December 31, 2025, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 53,365,000 shares of common stock, $0.00001 par value. The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers and preferences of the holders of the Company’s preferred stock set forth above. Each share of common stock is entitled to one vote on all matters submitted to stockholders, except that, pursuant to the Company’s certificate of incorporation, holders of common stock are not entitled to vote on amendments to the certificate that relate solely to the terms of the outstanding preferred stock if the holders of such preferred stock are entitled to vote separately on those amendments.

The holders of common stock are entitled to receive dividends, if any, as declared by the Company’s board of directors, subject to the preferential dividend rights of the preferred stock. As of December 31, 2025, and 2024 no dividends have been declared or paid.

As of December 31, 2025, the Company had reserved common stock for future issuance as follows (shares):

December 31, 2025
Series A redeemable convertible Preferred Stock	17,256,508
Series B redeemable convertible Preferred Stock	8,482,146
Series B-1 redeemable convertible Preferred Stock	3,780,769
Shares subject to outstanding common stock warrants	1,100,000
Shares subject to outstanding stock options	8,177,647
Shares reserved for future issuances under the 2023 Stock Options Plan	2,747,295

Total	41,544,365

Warrants

In connection with the issuance of Series B Preferred Stock, the Company issued warrants to purchase up to 1,100,000 shares of Company’s common stock (the “Warrants”) with an exercise price of $21.37 per share, exercisable, in whole or in part, only upon the first date the Company achieves a valuation of $5.0 billion and until the tenth anniversary of the issuance date (September 4, 2035). The warrants, which were classified as equity, were initially recorded at fair value and do not require subsequent remeasurement.

The warrants were granted only to a select group of investors that led the Series B Preferred Stock financing round as economic incentive for their role. As a result, as of the issuance date, the fair value of the warrants in total amount of $7.4 million was recognized as a warrant issuance expense within its consolidated statement of operations and comprehensive loss.

The fair value of the warrants was measured using the Monte Carlo pricing model. Significant inputs into the model as of September 4, 2025 were as follows:

September 4, 2025
Exercise price	$21.37
Expected liquidity event date	June 6, 2027
Warrant expiration date	September 4, 2035
Common stock IPO threshold price	$21.37
Interest rate (annual)	4.17%

As of December 31, 2025, no warrants were exercised and all remain outstanding.

11. Stock-based compensation

2023 stock option and grant plan (as amended and restated)

The Company adopted the 2023 Stock Option and Grant Plan on August 18, 2023, which was subsequently amended and restated on June 6, 2024 (as amended and restated, the “2023 Plan”). The 2023 Plan provides for the grant of incentive stock options, non-statutory stock options and restricted stock awards to the employees, directors and consultants of the Company. The option exercise price of each option will be determined by the administrator of the 2023 Plan but may not be less than 100% of the fair market value of the Company’s common stock on the date of grant, or in the case of an incentive stock option granted to a 10% owner, the exercise price shall not be less than 110% of the fair market value of the Company’s common stock on the date of grant. The maximum term of the options granted under the 2023 Plan is no more than ten years. Service-based awards generally vest at 25% one year from the vesting commencement date and ratably each month thereafter for a period of 36 months, subject to continuous service. Performance and market-based awards would have individual vesting conditions. The shares of common stock underlying any awards that are forfeited, cancelled, reacquired by the Company prior to vesting, satisfied without the issuance of stock, or otherwise terminated (other than by exercise), or held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding under the 2023 Plan are added back to the shares of common stock available for issuance under the 2023 Plan. No awards may be granted under the 2023 Plan following June 6, 2034.

As of December 31, 2025 and 2024, the Company had reserved 21,190,579 shares and 15,001,940 shares of common stock for issuance under the 2023 Plan, respectively. As of December 31, 2025 and 2024, the number of shares remaining for grant under the 2023 Plan were 2,747,295 and 779,987 shares, respectively.

The following table summarizes stock options activity, inclusive of early exercises, for the year ended December 31, 2025 (in thousands, except per share data and years):

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding at December 31, 2024	4,111,953	$2.15	9.50	$17,352

Granted	4,600,503	6.32		—
Exercised	155,637	3.60		—
Forfeited	379,172	4.44		—
Expired	—	—		—

Outstanding at December 31, 2025	8,177,647	$4.36	8.98	$39,810

Exercisable as of December 31, 2025	4,493,816	$3.87	8.79	$24,102
Vested and expected to vest at December 31, 2025	8,177,647	$4.36	8.98	$39,810

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the estimated fair value of the Company’s common stock for those stock options that had exercise prices lower than the estimated fair value of the Company’s common stock.

The weighted-average grant date fair value of options granted during the years ended December 31, 2025 and 2024 were $5.72 and $6.34, respectively. The total intrinsic value of options exercised during the years ended December 31, 2025 and 2024 was $0.8 million and $6.8 million, respectively.

Performance-based and market-based options

In June 2024, the Company’s Chief Executive Officer was granted an early-exercisable non-qualified option to purchase up to 2,685,453 shares of the Company’s common stock at a price per share of $2.15. The options vest contingent upon the satisfaction of the service, performance and market conditions. The service condition is satisfied if the optionee maintains continuous service as the Company’s Chief Executive Officer through June 6, 2027. The market condition is structured in five tranches, under which certain percentage of the options vest upon the Company achieving market valuation thresholds at specified levels. The performance condition applies only to 585,558 shares and is satisfied upon the occurrence of specified acquisition by a predetermined date. This performance condition has been met upon the closing of the license agreement with BMS (refer to Note 5, “Acquisitions and Licensing Agreements”). No options vested, and no options were exercised as of and for the years ended December 31, 2025 and 2024, and the Company recognized related stock-based compensation expense of $4.2 million and $2.4 million, respectively.

In October 2025, the Company’s Chief Executive Officer was granted an early-exercisable non-qualified option to purchase up to 879,567 shares of the Company’s common stock at the price per share of $9.23, with vesting tied to specific service and market conditions. The service condition is satisfied if the optionee maintains continuous service as the Company’s Chief Executive Officer through June 6, 2027. The market condition is structured in four tranches, under which certain percentage of the options vest upon the Company achieving market valuation thresholds at specified levels. No options vested, and no options were exercised as of and for the year ended December 31, 2025; however, the Company recognized related stock-based compensation expense of $0.6 million.

The fair value of these awards was determined using a Monte Carlo simulation. The valuation assumptions utilized in the Monte Carlo model are generally consistent with the inputs discussed in the valuation of stock options below, except for volatility ranging from 80.0% to 90.0% and expected term of 9.0 to 10.0 years.

Early exercise liability

The 2023 Plan allows for the early exercise of all stock options granted if authorized by the board of directors at the time of grant. Any shares of common stock issued from the early exercise of stock options are restricted and vest over time. The Company has the option to repurchase any unvested shares at the lower of the original issue price or current fair value upon any voluntary or involuntary termination of such optionee. For accounting purposes, the early exercise of options is not considered to be a substantive exercise until the underlying awards vest and are not considered to be outstanding until those shares vest. The early-exercise liability is included within other non-current liabilities on the consolidated balance sheets.

The following table summarizes the early-exercise of options activity and related early-exercise liability for the years ended December 31, 2025 and December 31, 2024 (in thousands, except for shares data):

	Shares	Early-exercise liability
Balance at January 1, 2024	—	$—

Issuance of common stock upon early-exercise of stock options	1,100,000	2,365
Vesting of early-exercised common stock options	—	—

Balance at December 31, 2024	1,100,000	$2,365

Issuance of common stock upon early-exercise of stock options	38,792	195
Vesting of early-exercised common stock options	(402,311)	(901)

Balance at December 31, 2025	736,481	$1,659

Restricted stock awards

In August 2023, upon incorporation, the Company issued 5,000,000 shares of Class F-1 common stock at $0.00001 par value per share to its Chief Executive Officer, and 2,500,000 shares of Class F-2 common stock at $0.00001 par value per share to its Chief Medical Officer, under respective restricted stock agreements that provided for 80% of the shares to vest immediately, with the remaining 20% vesting in equal monthly installments over a 24-month period. Concurrently, the Company issued 1,500,000 restricted common stock awards to other senior executives that vest in equal monthly installments over a 24-month period. In June 2024, in connection with the Company’s Series A Preferred Stock financing, each share of Class F-1 common stock and Class F-2 common stock then outstanding was converted into common stock on a one-for-one basis, collectively resulting in 7,500,000 shares of common stock issued.

Although these awards were subject to certain vesting conditions, at the time of the grant the Company had no assets, no active operations and no measurable enterprise value, therefore the grant date fair value of these awards was considered de minimis, and accordingly, no stock-based compensation expense was recognized with respect to these awards for the years ending December 31, 2025 and 2024.

Modification of Chief Medical Officer Award

The original vesting terms of the Chief Medical Officer’s award of 2,500,000 shares granted in August 2023 provided for 80% of the shares to vest immediately, with the remaining 20% vesting in equal monthly installments over a 24-month period.

On June 6, 2024, in connection with the Company’s Series A financing and adoption of the 2023 Plan, the Company revised the vesting terms of the award to provide for 50% immediate vesting, with the remaining 50% vesting monthly over 36 months from the new vesting commencement date. The Company determined that this was an escrowed share arrangement under ASC 718 and determined that the shares were a new compensatory award. The incremental compensation cost of $7.8 million was measured as the excess of the fair value of the modified award over the fair value of the original award immediately prior to modification, to be recognized over a 36-month service period starting on June 6, 2024. As a result of this modification, the Company recorded total stock-based compensation expense related to this award of $2.6 million and $1.5 million, during the year ended December 31, 2025 and 2024, respectively. For purposes of the net loss per share calculation, the Company determined that the modification is equivalent to a reverse stock split and, accordingly, adjusted the weighted-average number of unvested restricted stock shares under the Chief Medical Officer’s award as if those terms had been in effect for all periods presented.

The following table summarizes restricted stock awards activity for the year ended December 31, 2025:

	Shares	Weighted average grant date FV
Unvested restricted stock awards as of December 31, 2024	1,875,002	$4.14

Granted	—	—
Vested	(1,250,002)	2.07
Forfeited	—	—

Unvested restricted stock awards as of December 31, 2025	625,000	$8.29

Stock-based compensation expense

The following table summarizes the weighted-average assumptions used in the Black-Scholes option pricing model, for the years ended December 31, 2025, and 2024:

	2025	2024
Risk-free interest rate	4.01%	3.97%
Expected term	6.00	6.01
Volatility of common stock	76.02%	77.00%
Expected dividend rate	—	—
Fair value per share of common stock	$7.37	$8.15

Risk-free interest rate. The Company based the risk-free interest rate assumption on the U.S. Treasury’s rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued.

Expected volatility. Given that the Company’s common stock is privately held, there has been no active trading market for its common stock. The expected volatility assumption is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the biotechnology industry. The peer group used to estimate expected volatility was selected based on similarity of industry focus, development stage, size, and risk profile. Management reassesses the peer group periodically to ensure continued relevance.

Expected term. The expected term represents the period of time that options are expected to be outstanding. Because the Company does not have historical exercise behavior, it determines the expected life assumption using the “simplified” method, which is an average of the contractual term of the option and its vesting period.

Expected dividend yield. The Company used an expected dividend yield of zero, as it has never paid dividends on its common stock and has no present intention of doing so in the foreseeable future.

The table below represents the breakdown of the total Stock-Based Compensation Expense by each respective category for the years ended December 31, 2025 and December 31, 2024 (in thousands):

	2025	2024
Service-based options	$8,501	$2,071
Performance- and market-based options	4,761	2,372
Restricted stock awards	2,591	1,511
Stock-based compensation expense related to integration bonus	14,360	—

Total stock-based compensation expense	$30,213	$5,954

Stock-based compensation expense was included in the consolidated statements of operations and comprehensive loss as follows (in thousands):

	2025	2024
Research and development	$9,725	$982
General and administrative	20,488	4,972

Total stock-based compensation expense	$30,213	$5,954

As of December 31, 2025, unrecognized stock-based compensation expense related to unvested awards totaled $39.6 million, which is expected to be recognized over a weighted-average period of 3.0 years.

12. Income taxes

Loss before provisions for income taxes was distributed geographically for the years ended December 31, 2025 and December 31, 2024 as follows (in thousands):

	2025	2024
United States	$(196,453)	(88,658)

The provision for income taxes is as follows for the year ended December 31, 2025 and December 31, 2024 (in thousands):

	2025	2024
Current
Federal	$—	$—
State	—	—
Foreign	—	—

Total current	$—	$—
Deferred
Federal	$(4,512)	$—
State	—	—
Foreign	—	—

Total deferred	$(4,512)	$—

Total provision (benefit)	$(4,512)	$—

Pursuant to the disclosure requirements of ASU 2023-09, the reconciliations of taxes at the federal statutory rate to the Company’s provision for income taxes for the twelve months ended December 31, 2025 and December 31, 2024, are as follows:

	2025		2024
	(in thousands)	Percentage %	(in thousands)	Percentage %
US federal statutory tax rate	$(41,255)	21.00%	$(18,618)	21.00%
State & local income taxes, net of federal effect(1)	—	—%	—	—%
Tax credits	(1,038)	0.53%	—	—%
Changes in valuation allowance	34,667	(17.65)%	16,318	(18.41)%
Nontaxable or nondeductible items
Fair value adjustments on financial instruments	1,314	(0.67)%	(1,418)	1.60%
Nondeductible consideration payments	630	0.24%	3,343	(3.77)%
Other	1,170	(1.15)%	375	(0.42)%

Income Tax Provision	$(4,512)	2.30%	$—	(0.00)%

(1)	The states and local tax effect in this category is not material to the financial statements.

On July 4, 2025, the One Big Beautiful Bill Act (the “OBBBA”) was enacted in the U.S. The OBBBA extends permanently, with modifications, tax provisions enacted as part of the 2017 Tax Cuts and Jobs Act and restores and makes permanent many business provisions, such as full expensing for domestic research and development and capital investments. The enactment of the OBBBA does not have a material impact on the results from operations for the year ended December 31, 2025.

Significant components of the deferred tax asset balances at December 31, 2025 and December 31, 2024 are as follows (in thousands):

	2025	2024
Deferred tax assets:
Fixed assets and intangibles	$11,425	$10,444
Net operating losses	12,250	989
Lease liabilities	2,947	2,014
Accruals and reserves	2,617	886
Tax credits	1,546	74
Stock based compensation	2,422	1,009
Capitalization of expenses	35,238	3,965

Gross deferred tax assets	$68,445	$19,381
Valuation allowance	(61,007)	(17,455)

Total deferred tax assets, net of valuation allowance	$7,438	$1,926

Deferred tax liabilities:
Right-of-use assets	(2,501)	(1,926)
Non-deductible intangibles	(4,937)	—

Gross deferred tax liabilities	(7,438)	(1,926)

Deferred tax assets (liabilities), net of valuation allowance	$—	$—

Cash paid for income taxes, net of refunds received, by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 was immaterial for the years ended December 31, 2025 and 2024.

A valuation allowance is required to be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. The Company believes that, based on a number of factors such as the history of operating losses, it is more likely than not that the deferred tax assets will not be fully realized, such that a full valuation allowance has been recorded. Accordingly, the Company has recorded a valuation allowance against its net U.S. deferred tax assets. The valuation allowance increased by $43.6 million for the reporting period ended December 31, 2025, primarily due to net operating losses carryforwards and capitalized research and development expenditures not benefited, partially offset by a valuation allowance release related to acquired deferred tax liabilities, which resulted in an income tax benefit of $4.5 million recognized for the year ended December 31, 2025.

As of December 31, 2025, the Company had cumulative U.S. federal net operating losses of $56.5 million which carry forward indefinitely, and research and development tax credits of $7.6 million, which begins to expire in 2045. As of December 31, 2025, the Company had cumulative state net operating losses of $2.1 million which begin to expire in 2040 and research and development tax credits of $1.0 million which carry forward indefinitely.

Utilization of some of the federal and state net operating loss and credit carryforwards may be subject to annual limitations due to the change in ownership provisions of the Internal Revenue Code of 1986, as amended (“I.R.C.”), and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. As of December 31, 2025, the Company has not completed an I.R.C. section 382 analysis.

Uncertain tax positions

The Company accounts for uncertain tax positions in accordance with ASC 740-10. The Company assesses all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and the Company will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

The following table reconciles the beginning and ending balances of the Company’s unrecognized tax benefit, excluding related accrued interest and penalties at December 31, 2025 and December 31, 2024 (in thousands):

	2025	2024
Gross unrecognized tax benefits balance as January 1,	$74	$—
Additions for tax positions, current year	1,472	74
Reductions for tax positions, current year	—	—

Gross unrecognized tax benefits balance at December 31,	$1,546	$74

As of December 31, 2025, the Company had gross unrecognized tax benefits of $1.5 million, none of which will affect the effective tax rate if recognized due to the federal and state valuation allowance.

The Company has not accrued any interest or penalties related to unrecognized tax benefits as of December 31, 2025. The Company’s policy for classifying interest and penalties associated with unrecognized income tax benefits is to include such items in income tax expense.

The Company’s major jurisdiction are the U.S. federal and state jurisdictions. As a result of the Company’s tax attribute carryforwards, all tax years through 2025 remain subject to examination for U.S. income tax purposes. The Company is not currently under any federal or state income tax examinations.

13. Net loss per share

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except share and per share data):

	Years Ended December 31,
	2025	2024

Numerator:
Net loss—basic and diluted	$(191,941)	$(88,658)

Denominator:
Weighted-average number of shares of common stock outstanding	10,168,180	9,379,809
Less: Weighted-average number of shares of common stock subject to repurchase	(945,605)	(370,219)
Less: Weighted-average number of shares of unvested restricted common stock	(1,100,458)	(2,676,819)

Weighted-average number of shares of common stock outstanding—basic and diluted	8,122,117	6,332,771

Net loss per share—basic and diluted	$(23.63)	$(14.00)

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted average shares outstanding because such securities have an anti-dilutive effect due to the Company’s net loss, in common stock equivalent shares:

	Years Ended December 31,
	2025	2024
Redeemable convertible preferred stock	29,519,423	6,959,334
Shares subject to outstanding stock options	8,177,647	4,111,953
Shares subject to outstanding common stock warrants	1,100,000	—
Unvested restricted stock	625,000	1,875,002
Unvested exercised options subject to repurchase	736,481	1,100,000

Total	40,158,551	14,046,289

14. Segment reporting

The Company views its operations and manages its business as one operating segment, focused on the discovery and development of novel cardiovascular drugs for the treatment of heart diseases.

The CODM is responsible for making decisions regarding resource allocation and assessing performance. The Company’s CODM is its Chief Executive Officer. No revenue has been generated since inception, and all assets are held in the United States.

The CODM assesses performance of the business, monitors budget versus actual results and manages and allocates resources to the Company’s operations using consolidated net loss as the primary measurement. The CODM is regularly provided with entity-wide expense categories that are largely consistent with those found on the Company’s consolidated statements of operations and comprehensive loss. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets.

The table below is a summary of the segment loss, including significant segment expenses (in thousands):

	2025	2024

Program expenses:
Ataciguat	$29,126	$17,477
Tonlamarsen	23,874	21,986
Danicamtiv	13,788	23,896
Research and development—compensation and benefits*	49,761	8,176
Research and development—other	36,537	12,759

Total Research and development expense	153,086	84,294

General and administrative expense—compensation and benefits*	32,812	6,317
General and administrative expense—other	15,938	6,045

Total general and administrative expense	48,750	12,362

Total operating expense	201,836	96,656
Other income/expense**	(5,383)	(7,998)

Loss before income taxes	$196,453	$88,658

*	Includes stock-based compensation expense

**	Other income (expense) for the year ended December 31, 2025 primarily includes bargain purchase gain, change in fair value of Series A Preferred Stock tranche obligations, interest income, and warrant issuance loss. Other income (expense) for the year ended December 31, 2024 primarily includes change in fair value of Series A Preferred Stock tranche obligations and interest income.

15. Related party transactions

Safe notes

From September 2023 through April 2024, the Company issued a series of SAFE Notes for the aggregate amount of $0.9 million to the entities controlled by the Company’s CEO and his spouse. Upon the issuance of Series A Preferred Stock in June 2024, the SAFEs automatically converted into 43,762 shares of Series A Preferred Stock.

Prolaio Transactions

On February 24, 2025, the Company acquired 100% of the outstanding shares of Prolaio, Inc. At the time of the acquisition, Tassos Gianakakos, our Chief Executive Officer and member of our board of directors, also served as Prolaio’s Chief Executive Officer and as a member of its board of directors and Jay Edelberg, our Chief Medical Officer, served as its President, Research & Development and as a member of its board of directors. Mr. Gianakakos and Dr. Edelberg owned 55.7% and 16.6%, respectively, of Prolaio at the time of its acquisition. Accordingly, Prolaio was considered a related party during the pre acquisition period, and the Prolaio acquisition itself constituted a related party transaction. Refer to Note 5, “Acquisitions and Licensing Agreements” for additional information.

During the pre-acquisition period, Prolaio provided services to the Company utilizing its proprietary device, data collection, and analytics platform in support of the development of the Company’s cardiovascular product candidates.

In 2024, the Company issued a prepayment for future services for a total amount of $0.5 million. Services for a total amount of $0.2 million were provided to the Company during the year ended December 31, 2024, and accordingly the Company recorded a prepaid expense balance of $0.3 million as of December 31, 2024. In the period from January 1, 2025 through February 24, 2025 (the respective acquisition date), the Company made another prepayment for a total amount of $0.3 million, and recognized $0.3 million of expense related to services performed by Prolaio. The Company had a prepaid expense balance of $0.3 million as of the acquisition date. Subsequent balances and transactions between Prolaio and the Company are eliminated at consolidated level.

Demand promissory note

On May 30, 2024, the Company issued a demand promissory note (the “Demand Note”) in the principal amount of $0.2 million to the Company’s Chief Executive Officer, payable on demand on or after June 3, 2024. The Demand Note accrued interest at the rate of 6.0% per annum and could be repaid in whole or in part any time without prepayment premium or penalty. The Company repaid the Demand Note on July 3, 2024 in connection with the Series A financing.

16. Subsequent events

The Company evaluated all events subsequent to December 31, 2025 and through March 26, 2026, which represents the date these consolidated financial statements were available to be issued. The Company concluded that no subsequent events have occurred that require disclosure except as discussed below.

On February 12, 2026, the Company adopted an Amended and Restated 2023 Stock Option Plan (the “2023 Stock Option Plan”), under which the total number of authorized shares reserved and available for issuance was increased to 22,490,579 shares. Under the 2023 Stock Option Plan, through March 11, 2026, the Company’s board of directors granted stock options, to various employees and consultants, to purchase an aggregate of 2,059,429 shares of the Company’s common stock at an exercise price of $9.23 per share.

On March 20, 2026, the Company sold and issued an aggregate of 468,053 additional shares of Series B Preferred Stock for $21.37 per share, on the same terms and conditions as the Series B Initial Closing, for gross proceeds of $10.0 million.

Kardigan, Inc.

Condensed consolidated balance sheets

(unaudited)

(in thousands, except share and per share data)	March 31, 2026	December 31, 2025

Assets
Current assets:
Cash and cash equivalents	$81,548	$108,989
Short-term investments	205,560	226,496
Prepaid expenses and other current assets	11,026	9,868

Total current assets	298,134	345,353
Restricted cash	540	540
Property and equipment, net	7,494	6,493
Operating lease right-of-use assets, net	11,784	11,741
Intangible assets, net	26,193	23,225
Other non-current assets	4,045	3,590

Total assets	$348,190	$390,942

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$9,147	$7,990
Accrued expenses and other current liabilities	18,854	23,903
Operating lease liabilities, current	3,664	3,143
Contingent consideration liabilities, current	—	2,500

Total current liabilities	31,665	37,536
Operating lease liabilities, net of current portion	10,252	10,689
Contingent consideration liabilities, net of current portion	7,842	5,243
Other non-current liabilities	1,511	1,659

Total liabilities	51,270	55,127

Commitments and contingencies (Note 8)
Redeemable convertible preferred stock
Redeemable convertible preferred stock, par value of $0.00001 per share; 29,987,476 shares and 29,519,423 shares authorized as of March 31, 2026 and December 31, 2025, respectively; 29,987,476 shares and 29,519,423 shares issued and outstanding as of March 31, 2026 and December 31, 2025, respectively; aggregate liquidation preference of $607,168 and $597,168 as of March 31, 2026 and December 31, 2025, respectively	597,546	586,150
Stockholders’ deficit:
Common stock, par value of $0.00001 per share; 55,133,053 shares and 53,365,000 shares authorized as of March 31, 2026, and December 31, 2025, respectively; 10,406,269 shares and 10,265,637 shares issued and outstanding as of March 31, 2026, and December 31, 2025, respectively	—	—
Additional paid-in capital	36,624	30,691
Accumulated other comprehensive income (loss)	(90)	63
Accumulated deficit	(337,160)	(281,089)

Total stockholders’ deficit	(300,626)	(250,335)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$348,190	$390,942

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Kardigan, Inc.

Condensed consolidated statements of operations and comprehensive loss

(unaudited)

	Three Months Ended March 31,
(in thousands, except share and per share data)	2026	2025

Operating expenses:
Research and development	$45,067	$18,774
General and administrative	13,643	7,304

Total operating expenses	58,710	26,078

Loss from operations	(58,710)	(26,078)

Other income (expense):
Interest income	2,793	832
Change in fair value of preferred stock tranche obligations	—	(2,571)
Bargain purchase gain	—	5,232
Other income (expense), net	(154)	399

Loss before income taxes	(56,071)	(22,186)
Income tax benefit	—	4,167

Net loss	$(56,071)	$(18,019)

Net loss per share attributable to common stockholders, basic and diluted	$(6.14)	$(2.45)

Weighted average common shares outstanding used in calculating net loss per share attributable to common stockholders, basic and diluted	9,126,825	7,347,962

Other comprehensive loss
Unrealized loss on investments	(153)	—

Total comprehensive loss	$(56,224)	$(18,019)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Kardigan, Inc.

Condensed consolidated statements of redeemable convertible preferred stock and stockholders’ deficit

(unaudited)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
(in thousands, except share data)	Shares	Amount	Shares	Amount

Balance as of December 31, 2025	29,519,423	$586,150	10,265,637	$—	$30,691	$63	$(281,089)	$(250,335)

Issuance of Series B Preferred Stock	468,053	11,396	—	—	—	—	—	—
Issuance of common stock as consideration for acquired in-process research and development	—	—	28,082	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	112,550	—	427	—	—	427
Vesting of early-exercised stock options and restricted common stock	—	—	—	—	148	—	—	148
Stock-based compensation expense	—	—	—	—	5,358	—	—	5,358
Unrealized loss on investments	—	—	—	—	—	(153)	—	(153)
Net loss	—	—	—	—	—	—	(56,071)	(56,071)

Balance as of March 31, 2026	29,987,476	$597,546	10,406,269	$—	$36,624	$(90)	$(337,160)	$(300,626)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount

Balance as of December 31, 2024	6,959,334	$120,022	10,110,000	$—	$5,954	$—	$(89,148)	$(83,194)

Issuance of Series A Preferred Stock upon settlement of tranche obligations	5,148,587	98,339	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	2,938	—	—	2,938
Net loss	—	—	—	—	—	—	(18,019)	(18,019)

Balance as of March 31, 2025	12,107,921	$218,361	10,110,000	$—	$8,892	$—	$(107,167)	$(98,275)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Kardigan, Inc.

Condensed consolidated statements of cash flows

(unaudited)

	Three Months Ended March 31,
(in thousands)	2026	2025

Cash flows from operating activities
Net loss	$(56,071)	$(18,019)

Adjustments to reconcile net loss to net cash used in operating activities:	—	—
Stock-based compensation expense	5,358	2,938
Depreciation and amortization expense	1,591	403
Amortization of premiums and accretion of discounts on short-term investments	(998)	—
Change in fair value of preferred stock tranche obligations	—	2,571
Bargain purchase gain	—	(5,232)
Deferred income tax benefit	—	(4,167)
Amortization of right-of-use assets	518	352
Other non-cash charges	(2,570)	—

Changes in operating assets and liabilities:
Prepaid expenses and other current assets	378	(2,171)
Other non-current assets	814	26
Accounts payable	676	1,986
Accrued expenses and other current liabilities	(5,996)	(314)
Operating lease liabilities	(476)	227

Net cash used in operating activities	(56,776)	(21,400)

Cash flows from investing activities
Proceeds from maturities of short-term investments	79,350	—
Purchases of short-term investments	(57,705)	—
Purchases of property and equipment	(1,166)	(542)
Capitalized software development costs	(1,467)	—
Acquisition of Prolaio, net of cash acquired	—	(3,961)

Net cash provided by (used in) investing activities	19,012	(4,503)

Cash flows from financing activities
Proceeds from issuance of preferred stock, net of issuance costs	9,997	100,000
Payments of deferred offering costs	(101)	—
Proceeds from exercise of stock options	427	—

Net cash provided by financing activities	10,323	100,000

Net (decrease) increase in cash, cash equivalents and restricted cash	(27,441)	74,097
Cash, cash equivalents and restricted cash at beginning of period	109,529	49,815

Cash, cash equivalents and restricted cash at end of period	$82,088	$123,912

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	81,548	123,372
Restricted cash	540	540

Total cash, cash equivalents and restricted cash	$82,088	$123,912

Kardigan, Inc.

Condensed consolidated statements of cash flows

(unaudited)

	Three Months Ended March 31,
(in thousands)	2026	2025

Supplemental disclosure of non-cash financing and investing activities
Right-of-use asset obtained in exchange for lease obligation	$560	$278
Purchases of property and equipment included in accounts payable and accrued expenses	610	576
Issuance of preferred stock as consideration for prepaid intellectual property rights	1,400	—
Deferred offering costs included in accounts payable and accrued expenses	1,168	—
Settlement of preferred stock tranche obligations	—	(1,662)
Vesting of early-exercised stock options and restricted common stock	148	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

1. Organization and principal activities

Description of business

Kardigan, Inc. (the “Company”) is a clinical-stage precision therapeutics company developing medicines that target the root cause of specific cardiovascular diseases where no approved treatments exist. The Company’s mission is to develop multiple targeted cardiovascular treatments in parallel that bring people with cardiovascular diseases closer to the cures they deserve. The Company was incorporated in Delaware in August 2023 under the name EnCarda, Inc., and changed its name to Kardigan, Inc. in December 2024. The Company is headquartered in Princeton, New Jersey.

Since inception, the Company has expanded its operations through a series of strategic acquisitions and licensing agreements. Refer to Note 5, “Acquisitions and Licensing Agreements” for additional details.

Liquidity and capital resources

The accompanying condensed consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern. The Company has a limited operating history and has incurred significant net losses and negative cash flows from operations since inception. As of March 31, 2026, the Company had an accumulated deficit of $337.2 million. The Company expects to continue incurring substantial losses for the foreseeable future as it advances its research and development programs.

As of March 31, 2026, the Company’s cash, cash equivalents and short-term investments totaled $287.1 million, and the Company recorded a net loss of $56.1 million for the three months ended March 31, 2026. Based on the Company’s current operating plan, management believes these resources will not be sufficient to fund operating activities for at least 12 months following the issuance date of the condensed consolidated financial statements. Accordingly, substantial doubt exists regarding the Company’s ability to continue as a going concern within one year after the date these condensed consolidated financial statements were available to be issued.

To address its liquidity needs, the Company intends to seek additional capital through a combination of public or private equity offerings, debt financings, and other strategic sources, including potential collaborations, licensing agreements and other similar arrangements. While the Company has previously been able to raise financing, there can be no assurance that future financings will be available on terms which are favorable or at all. If the Company is unable to secure adequate additional funding, it may be required to implement cost reduction measures, extend payment terms with suppliers, liquidate assets where possible, and/or delay or reduce the scope of its planned development programs. Such actions could materially and adversely affect the Company’s business, financial condition and future prospects.

2. Summary of significant accounting policies

Basis of presentation

The Company’s condensed consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). Any reference in these notes to applicable guidance refers to the authoritative pronouncements contained in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASUs”) of the Financial Accounting Standards Board (“FASB”).

The condensed consolidated financial statements include the accounts of Kardigan, Inc. and its wholly owned subsidiaries, Rancho Santa Fe Bio, Inc. (“RSF”) and Prolaio, Inc. (“Prolaio”), which were acquired in June 2024 and February 2025, respectively. Refer to Note 5, “Acquisition and Licensing Agreements”. All intercompany balances and transactions have been eliminated upon consolidation.

Unaudited Interim Financial Information

The accompanying interim condensed consolidated financial statements and the related notes are unaudited. These interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting solely of normal recurring adjustments, considered necessary for a fair statement of the Company’s financial position as of March 31, 2026, and its results of operations and cash flows for the three months ended March 31, 2026 and 2025. The results of operations for the three months ended March 31, 2026 are not necessarily indicative of results to be expected for the full year ending December 31, 2026 or any other subsequent period. The condensed consolidated balance sheet as of December 31, 2025 was derived from the audited consolidated financial statements but does not include all disclosures required by U.S. GAAP. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the year ended December 31, 2025, included elsewhere in this prospectus.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience and various other assumptions believed to be reasonable under the circumstances. Significant estimates and assumptions include, but are not limited to: the fair value of common stock and the fair value of common stock warrants, the fair value of preferred stock tranche obligations, purchase price allocations for acquisitions, the fair value of contingent consideration, the valuation of stock-based awards, the assessment of useful life and recoverability of long-lived assets, the estimated incremental borrowing rate used in operating lease calculations, the accrual of research and development costs, and the valuation allowance for deferred tax assets. Actual results could differ from those estimates and assumptions, and such differences could be material to the Company’s financial position and results of operations.

Operating segments

The Company operates and manages its business as a single operating and reportable segment, focused on the discovery and development of novel therapeutic products to treat cardiovascular disease. The Company’s Chief Executive Officer, who serves as the Chief Operating Decision Maker (“CODM”), reviews condensed consolidated financial information based on net income, for purposes of making operating decisions, allocating resources and assessing financial performance.

Risks and uncertainties

Global economic and business activities continue to face widespread macroeconomic uncertainties, including health epidemics, labor shortages, bank failures, inflation and monetary supply shifts, tariffs, recession risks and potential disruptions from the geopolitical conflicts. The Company continues to actively monitor the impact of these macroeconomic factors on its financial condition, liquidity, operations, and workforce. The extent of the impact of these factors on the Company’s operational and financial performance, including its ability to execute its business strategies and initiatives in the expected timeframe, will depend on future developments, which are uncertain and cannot be predicted; however, any continued or renewed disruption resulting from these factors could negatively impact the Company’s business.

The Company’s future results of operations involve a number of risks and uncertainties common to clinical stage companies in the biotechnology industry. The Company’s product candidates are in development and the

Company operates in an environment of rapid technological change and substantial competition from other pharmaceutical and biotechnology companies. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, uncertainty of results of clinical trials and reaching milestones, uncertainty of regulatory approval of the Company’s potential drug candidates, uncertainty of market acceptance of any of the Company’s product candidates that receive regulatory approval, competition from new technological innovations, substitute products and market competition, securing and protecting proprietary technology, strategic relationships and dependence on key individuals and vendors.

Products developed by the Company require approvals from the U.S. Food and Drug Administration (the “FDA”) or other international regulatory agencies prior to commercial sales. There can be no assurance that any of the Company’s product candidates will receive the necessary approvals. If the Company is denied approval, approval is delayed or the Company is unable to maintain approvals, it could have a materially adverse impact on the Company. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will generate significant revenue from product sales.

The Company expects to incur substantial operating losses for the foreseeable future and will require additional financing to complete its clinical trials, and, if regulatory approval is obtained, to launch and commercialize its product candidates. There can be no assurance that such financing will be available when needed or will be on terms acceptable by the Company.

Concentration of credit risk and of significant suppliers

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and investments. The Company maintains its cash, cash equivalents and investments, which at times exceed insurance limits, at major financial institutions. The Company is exposed to credit risk in the event of default by the financial institution holding its cash to the extent recorded in the condensed consolidated balance sheets. The Company has not experienced any credit losses in such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships. The Company’s investment policy limits investments to high credit quality securities issued by the U.S. government, U.S. government-sponsored agencies, highly rated banks, and corporate issuers, subject to certain concentration limits and restrictions on maturities.

The Company is dependent on third-party contract manufacturing organizations (“CMOs”) to supply drug substance and drug product for all of the Company’s product candidates, for use in the preclinical studies, clinical trials and related testing. The Company currently relies, and expects to continue to rely, on a limited number of qualified manufacturers for these activities. The progress and completion of the ongoing and planned preclinical studies and clinical trials could be adversely affected by a significant interruption in the supply.

Cash, cash equivalents and restricted cash

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents primarily consist of investments in money market accounts.

Restricted cash represents amounts that are legally restricted as to withdrawal or use under the terms of certain contractual agreements. The Company’s restricted cash consists of cash deposited with a financial institution as collateral for a letter of credit required under the Company’s lease agreements. Restricted cash is presented separately on the condensed consolidated balance sheets.

Investments

The Company’s investments consist of marketable debt securities. Marketable debt securities with contractual maturities of less than 12 months at the balance sheet date are considered short-term marketable securities. Marketable debt securities with contractual maturities of 12 months or greater at the balance sheet date are considered long-term marketable securities. The Company classifies all investments held as available-for-sale. Available-for-sale securities are recorded at fair value based upon market prices at period end, with the unrealized gains and losses reported in other comprehensive loss.

The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income in the condensed consolidated statements of operations and comprehensive loss. Realized gains and losses and declines in value due to credit-related factors on available-for-sale securities are included in other income (expense), net in the condensed consolidated statements of operations and comprehensive loss. The cost of securities sold is based on the specific identification method. Interest on securities classified as available-for-sale is included in interest income in the condensed consolidated statements of operations and comprehensive loss.

At each balance sheet date, the Company assesses available-for-sale debt securities in an unrealized loss position to determine whether the unrealized loss or any potential credit losses should be recognized in other income (expense), net. The Company evaluates whether it intends to sell, or whether it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. The Company also evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, the Company considers the severity of the impairment, any changes in interest rates, changes to the underlying credit ratings and forecasted recovery, among other factors. The credit-related portion of unrealized losses, and any subsequent improvements, are recorded in other income (expense), net. No impairment charges or credit losses were recognized during any of the periods presented.

Internal use software

The Company capitalizes costs related to the development of internal use of enterprise-level business software in support of its clinical trials and other operational needs. Costs incurred in the application development phase are capitalized, and presented within intangible assets, net on the condensed consolidated balance sheets. These costs are amortized on a straight-line basis over the estimated useful lives, which are generally three to seven years, beginning when the software is available for its intended use. Costs related to planning and preliminary project activities, as well as post-implementation activities are expensed as incurred, and recorded within research and development (“R&D”) expenses in the condensed consolidated statements of operations and comprehensive loss.

Deferred offering costs

The Company capitalizes certain legal, accounting and other third-party fees that are incremental and directly attributable to its planned initial public offering as deferred offering costs. Upon consummation of the offering, deferred offering costs will be offset against the related offering proceeds. Should the planned offering be abandoned, the deferred offering costs will be expensed immediately as a charge to general and administrative expenses in the condensed consolidated statements of operations and comprehensive loss. The Company recorded $1.3 million of deferred offering costs within other non-current assets on the condensed consolidated balance sheets as of March 31, 2026. No deferred offering costs were capitalized as of December 31, 2025.

Fair value measurement

The Company accounts for recurring and non-recurring fair value measurements in accordance with ASC 820, which defines fair value, establishes a fair value hierarchy for assets and liabilities measured at fair value, and requires expanded disclosures about fair value measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The ASC 820 hierarchy ranks the quality of reliability of inputs, or assumptions, used in the determination of fair value and requires assets and liabilities carried at fair value to be classified and disclosed in one of the following three categories:

•	Level 1—Quoted prices in active markets for identical assets or liabilities

•

Level 2—Observable inputs (other than Level 1 quoted prices), including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable market data.

•

Level 3—Unobservable inputs that are significant to determining the fair value and supported by little or no market activity, including pricing models, discounted cash flow methodologies, and similar techniques.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts of cash equivalents, prepaid expenses and other current assets, accounts payable, and accrued expenses approximate their fair values because of their short-term nature.

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining lease term of the related asset. Expenditures that extend an asset’s useful life or improve its functionality are capitalized, while routine repairs and maintenance are expensed as incurred.

Upon disposal or retirement of assets, the cost and related accumulated depreciation are removed from the condensed consolidated balance sheets, and the resulting gain or loss is recognized in the condensed consolidated statements of operations and comprehensive loss in the period realized. Property and equipment held for sale are carried at fair value less costs to sell.

The estimated useful lives of the Company’s property and equipment are as follows:

Asset Classification	Estimated Useful Life
Laboratory equipment	5 years
Furniture and fixtures	5 years
Office equipment	3 years
Computer equipment	3 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life

Business acquisitions, including goodwill, intangible assets and contingent consideration

The Company evaluates mergers, acquisitions of assets, and other similar transactions to assess whether the transaction should be accounted for as a business combination or asset acquisition, by first applying a screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the screen test is met, the transaction is accounted for as an asset acquisition. If the screen is not met, the Company further evaluates whether it has acquired inputs and processes that have the ability to create outputs which would meet the definition of a business.

The Company accounts for transactions that meet the definition of a business as business combinations using the acquisition method of accounting. Under this method, the identifiable assets acquired, including identifiable intangible assets, and liabilities assumed are recognized at their estimated fair values as of the acquisition date. Any excess of the consideration transferred over the estimated fair value of the net identifiable assets acquired is recorded as goodwill. Excess of the fair value of the net assets acquired over the purchase price is recorded as a bargain purchase gain.

Intangible assets acquired in a business combination related to in-process research and development (“IPR&D”) are classified as indefinite-lived until the underlying research and development activities are completed or abandoned.

In circumstances where the Company is required to pay future consideration that is contingent upon the achievement of specified milestone events, the Company recognizes a liability equal to the estimated fair value of the contingent payments as of the acquisition date. The liability is remeasured at each reporting period, with fair value changes recorded in R&D expenses in the condensed consolidated statements of operations and comprehensive loss.

Transaction costs associated with business combinations are expensed as they are incurred, and are recorded within general and administrative expenses in the condensed consolidated statement of operations and comprehensive loss.

Asset acquisitions and acquired in-process research and development

The Company accounts for acquisitions of assets or a group of assets as asset acquisitions when substantially all of the fair value of the gross assets acquired are concentrated in a single asset or group of similar assets or when the definition of a business is not met. In an asset acquisition, the cost to acquire the asset or group of assets, including certain transaction costs, is allocated to the identifiable assets acquired and liabilities assumed based on their relative fair values as of the acquisition date. No goodwill is recognized in asset acquisitions.

Assets acquired for use in research and development activities that have an alternative future use are capitalized as IPR&D assets. Acquired IPR&D with no alternative future use is recognized as R&D expense on the acquisition date.

The Company recognizes future payments such as those upon the achievement of certain regulatory, development, or sales milestones in an asset acquisition when the underlying milestones are probable to be achieved. Milestone payments made to third parties subsequent to regulatory approval may be capitalized as intangible assets, if deemed to have alternative future use, and amortized over the estimated remaining useful life of the related product. Royalties will be recognized as cost of sales when the covered products are sold and royalties are payable.

Upfront payments are presented as investing outflows within the condensed consolidated statement of cash flows, when they are made in connection with the acquisition of an asset, regardless of whether the acquired asset is expensed as IPR&D or capitalized.

Intangible assets

Intangible assets consist of developed technology, other finite-lived intangible assets acquired in business combinations, as well as capitalized internal-use software development costs. Amortization is recognized using the straight-line method over the estimated useful lives of the related assets. Developed technology is amortized over a seven-year period. All other intangible assets subject to amortization are amortized over a three-year period.

Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment, finite-lived intangible assets and right-of-use assets, whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is required, recoverability is measured by comparing the carrying value of the asset group to the estimated future undiscounted cash flows expected to be generated over its remaining economic life. If an asset group is considered to be impaired, the impairment recognized equals the amount by which the carrying value of the asset group exceeds its fair value. If the useful life is shorter than originally estimated, the Company amortizes the remaining carrying value over the revised shorter useful life.

Leases

The Company determines whether an arrangement is or contains a lease at inception. Operating lease right-of-use (“ROU”) assets represent the Company’s right to use underlying assets during the lease term, and corresponding lease liabilities represent the obligation to make lease payments. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term, using the discount rate implicit in the lease, if readily determinable. When the implicit rate is not readily determinable, the Company uses its incremental borrowing rate, which reflects the rate it would pay to borrow on a collateralized basis over a similar term in a comparable economic environment.

ROU assets further include initial direct costs and prepaid lease payments, and are reduced by lease incentives received. Lease terms may include options to extend or terminate when it is reasonably certain such options will be exercised.

Lease expense is recognized on a straight-line basis over the lease term. Variable lease costs are recorded as an expense in the period incurred.

The Company elected not to separate lease and non-lease components for any leases within its existing classes of assets and as a result, accounts for lease and non-lease components as a single lease component.

For short-term leases, defined as leases with a term of twelve months or less, for which there is no purchase option that the company is reasonably certain to exercise, the Company elected the practical expedient to not recognize an associated lease liability and ROU asset. Payments for short-term leases are expensed on a straight-line basis throughout the lease term and presented as operating expenses in the condensed consolidated statements of operations and comprehensive loss.

Classification and accretion of redeemable convertible preferred stock

The Company’s preferred stock does not have redemption rights, except for the contingent redemption in the event of a deemed liquidation, that, in certain situations, is not solely within the control of the Company and would call for the redemption of the then outstanding preferred stock. Therefore, the preferred stock is classified as mezzanine equity outside of stockholders’ deficit on the condensed consolidated balance sheets. The Company recorded the preferred stock at fair value upon issuance, net of tranche obligations and associated issuance costs. The preferred stock is not currently redeemable, and a deemed liquidation event is not currently probable. As such, the carrying values of the preferred stock are not being accreted to the redemption values. Subsequent adjustments to the carrying values of the preferred stock would be made only when a deemed liquidation event becomes probable.

Preferred stock tranche obligations

The purchase agreement for the Company’s Series A Preferred Stock (as defined below) provided the Company with an obligation to issue and certain investors to purchase additional Series A Preferred Stock in subsequent closings upon satisfaction of certain conditions (the “preferred stock tranche obligations”).

The Company determined the obligations met the definition of a freestanding instrument and recognized an associated asset or liability at fair value upon the initial issuance of the preferred stock. The preferred stock tranche obligations are subject to remeasurement at each balance sheet date, with changes in fair value recognized in the change in fair value of preferred stock tranche obligations in the condensed consolidated statement of operations and comprehensive loss. Upon settlement of the preferred stock tranche obligations, the instrument is derecognized and the shares of preferred stock issued in connection with the settlement are recorded at fair value.

Research and development expenses and related accruals

R&D expenses are recognized in the period in which the related services are rendered or goods are received. R&D expenses primarily consist of personnel-related costs, including salaries, benefits, and stock-based compensation expense; laboratory supplies and facility costs; and fees paid to third parties conducting research, preclinical, and clinical activities on behalf of the Company. Non-refundable advance payments for future R&D activities are recorded in prepaid and other assets on the balance sheet, and expensed as the related goods are delivered or services are performed.

The Company estimates accrued R&D expenses based on its evaluation of services performed but not yet invoiced, using available information such as progress reports, contractual terms, and communication with vendors. These estimates include costs related to clinical research organizations (“CROs”), investigative sites, CMOs, and professional service providers. Because contractual payment schedules may not align with the timing of services rendered, expense recognition is based on the estimated level of effort or stage of completion.

Historically, the Company’s estimates of accrued R&D expenses have not differed materially from actual amounts incurred; however, changes in estimates are recognized in the period in which additional information becomes available.

Stock-based compensation expense

The Company measures compensation expense for all share-based awards based on the estimated fair value of the award on the grant date. For awards that vest solely based on continued service, stock-based compensation is recognized on a straight-line basis over the requisite service period. The Company recognizes expense related to stock options that contain performance conditions only when it is considered probable that the performance condition will be achieved. For performance and market awards, stock-based compensation expense is recognized over the requisite service period using the accelerated attribution method. The Company accounts for forfeitures as they occur.

The fair value of service-based stock options is determined on the grant date using the Black-Scholes option pricing model, which incorporates assumptions including the fair value of the Company’s common stock, expected term, expected volatility, risk-free interest rate, and expected dividend yield.

Awards containing market-based conditions are valued using a Monte Carlo simulation model at the grant date, which uses assumptions similar to the Black-Scholes model and incorporates Level 3 inputs related to the likelihood of satisfying market conditions. Compensation expense for awards with market conditions is recognized using the accelerated attribution method over the requisite service period, regardless of whether the market condition is ultimately satisfied.

The Company records proceeds from the early exercise of options as a non-current liability in the condensed consolidated balance sheets, and reclassifies this liability to additional paid-in capital as the Company’s repurchase right lapses. The shares purchased by the option holders pursuant to the early exercise of stock options are not deemed, for accounting purposes, to be outstanding until those shares have vested.

Determination of fair value of common stock

Due to the absence of an active market for the Company’s common stock, the estimated fair value of our common stock has been determined by the board of directors as of the date of each option grant with input from management, considering our most recently available third-party valuations of common stock, and the board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

•

Option Pricing Method (“OPM”). Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the redeemable convertible preferred stock and common stock are inferred by analyzing these options. This method is appropriate to use when the range of possible future outcomes is so difficult to predict that estimates would be highly speculative, and dissolution or liquidation is not imminent.

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

•

Hybrid Method. The Hybrid Method is a hybrid between PWERM and OPM, where the equity value is estimated based on probability-weighted value across multiple scenarios where the OPM is used to estimate the allocation of value within one or more of those scenarios.

Based on our early stage of development, the difficulty in predicting the range of specific outcomes (and their likelihood), and other relevant factors, the OPM allocation method was considered most appropriate for valuations prior to December 31, 2025. The OPM treats common stock and redeemable convertible preferred stock as call options on the equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under the OPM, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the redeemable convertible preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. Beginning with our February 12, 2026 valuation, we transitioned from an OPM approach to a hybrid valuation method, which we determined was most appropriate based on our stage of development and increased visibility into potential liquidity outcomes. Under the hybrid method, the overall equity value is probability weighted across multiple potential future outcomes, including an initial public offering and a remain private scenario.

Income taxes

The Company accounts for income taxes under an asset and liability approach for deferred income taxes, which requires recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the condensed consolidated financial statements but have not been reflected in taxable income. Estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred tax assets, which arise from temporary differences and carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those temporary differences are expected to be realized or settled. The Company regularly assesses the likelihood that deferred tax assets will be realized. To the extent that any amounts are believed to not be more-likely-than-not to be realized, a valuation allowance is recorded to reduce the deferred tax assets. The Company regularly assesses the need for a valuation allowance on deferred tax assets, and to the extent that an adjustment is needed, such adjustment will be recorded in the period that the determination is made. The Company recognizes tax benefits from uncertain tax positions only if it believes the position is more likely than not to be sustained upon examination by the taxing authorities based on the technical merits. The tax benefits recognized are measured as the largest amount of tax benefit that is more likely than not to be realized upon settlement. The Company recognizes interest and penalties related to income tax matters as income tax expense. To date, there have been no interest charges or penalties related to unrecognized tax benefits.

Net loss per share

Net loss per share attributable to common stockholders is calculated using the two-class method, as the Company’s preferred stock represents participating securities that participate in earnings on a non-cumulative basis when dividends are declared on common stock.

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period, excluding shares subject to vesting or forfeiture, without consideration for potentially dilutive securities. Diluted net loss per share attributable to common stockholders is calculated by giving effect to all potentially dilutive securities outstanding for the period utilizing the treasury stock method or the if-converted method based on the nature of such securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive shares of common stock are antidilutive.

In periods of net income, distributed and undistributed earnings are allocated to participating securities based on their contractual participation rights.

Comprehensive loss

Comprehensive loss includes all changes in equity (net assets) during a period from non-owner sources, including unrealized gains and losses on investments. Comprehensive gains and losses have been reflected in the condensed consolidated statements of operations and comprehensive loss.

Emerging growth company

The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (1) no longer an emerging growth company and (2) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act, unless early adoption is permitted. As a result, these condensed consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recent accounting pronouncements - Not yet adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which requires new tabular disclosures for specified categories of expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the potential impact of this guidance on its condensed consolidated financial statements and disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other–Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which amends certain aspects of the accounting for, and disclosure of, internal-use software costs under ASC 350-40, Intangibles - Goodwill and Other - Internal-Use Software. ASU 2025-06 is intended to simplify and modernize the accounting for internal-use software costs by removing all references to prescriptive and sequential software development stages under Subtopic 350-40. The amendments in ASU 2025-06 are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, with early adoption permitted as of the beginning of an annual reporting period. The guidance can be applied prospectively, retrospectively or under a modified transition approach. The Company is currently assessing the impact of the adoption of this guidance on its condensed consolidated financial statements and disclosures.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract, which clarifies the application of derivative accounting to certain contracts and refines the guidance for share-based noncash consideration received from customers. Specifically, ASU 2025-07 introduces a scope exception for contracts that are not exchange-traded and whose underlying is tied to operations or activities specific to one party. ASU 2025-07 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years, with early adoption permitted. The guidance may be applied prospectively or under a modified retrospective transition approach, and the Company is currently assessing the impact of adoption on its condensed consolidated financial statements and disclosures.

3. Fair value measurements

The following tables summarize the types of financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. As of March 31, 2026 and December 31, 2025, financial assets and liabilities measured at fair value on a recurring basis were as follows (in thousands):

	March 31, 2026
	Level 1	Level 2	Level 3	Total

Assets:
Cash equivalents:
Money market funds	$52,577	$—	$—	$52,577
U.S. Treasury bills	—	5,996	—	5,996
Short-term investments:
U.S. Treasury bills	—	88,168	—	88,168
U.S. Government agency bonds	—	50,964	—	50,964
Corporate bonds	—	66,428	—	66,428

Total assets measured at fair value	$52,577	$211,556	$—	$264,133

Liabilities:
Contingent consideration liabilities	—	—	3,817	3,817

Total liabilities measured at fair value	$—	$—	$3,817	$3,817

	December 31, 2025
	Level 1	Level 2	Level 3	Total

Assets:
Cash equivalents:
Money market funds	$99,195	$—	$—	$99,195
Corporate bonds	—	5,996	—	5,996

Short-term investments:
U.S. Treasury bills	—	94,108	—	94,108
U.S. Government agency bonds	—	43,927	—	43,927
Corporate bonds	—	88,462	—	88,462

Total assets measured at fair value	$99,195	$232,493	$—	$331,688

Liabilities:
Contingent consideration liabilities	—	—	3,817	3,817

Total liabilities measured at fair value	$—	$—	$3,817	$3,817

There were no transfers between Level 1, 2, or 3 during the three months ended March 31, 2026.

The following table summarizes the Company’s marketable securities, that are classified as available-for-sale, as of March 31, 2026 and December 31, 2025 (in thousands):

	As of March 31, 2026
	Amortized Cost	Unrealized Gains	Unrealized Losses	Aggregate Fair Value

Short-term investments:
U.S. Treasury bills	$88,193	$—	$(25)	$88,168
U.S. Government agency bonds	50,982	—	(18)	50,964
Corporate bonds	66,475	—	(47)	66,428

Total short-term investments	$205,650	$—	$(90)	$205,560

	As of December 31, 2025
	Amortized Cost	Unrealized Gains	Unrealized Losses	Aggregate Fair Value

Short-term investments:
U.S. Treasury bills	$94,045	$63	$—	$94,108
U.S. Government agency bonds	43,927	—	—	43,927
Corporate bonds	88,461	—	—	88,461

Total short-term investments	$226,433	$63	$—	$226,496

All marketable securities held as of March 31, 2026 and December 31, 2025 had contractual maturities of less than one year.

As of March 31, 2026, no significant facts or circumstances were present to indicate a deterioration in the creditworthiness of the issuers of the marketable securities, and the Company has no requirement or intention to sell these securities before maturity or recovery of their amortized cost basis. The Company considered the current and expected future economic and market conditions and determined that its investments were not significantly impacted. For the three months ended March 31, 2026 the Company did not recognize any impairment losses on its investments.

Series A Preferred Stock Tranche Obligations

In June 2024, the Company entered into a Series A Preferred Stock purchase agreement (Note 9, “Redeemable Convertible Preferred Stock”). The preferred stock tranche asset and liability represented the fair value of the Company’s obligations to issue Series A Preferred Stock in two subsequent closings upon satisfaction of certain conditions. These instruments were measured at fair value on a recurring basis and were classified within Level 3 of the fair value hierarchy as the valuation incorporates significant unobservable inputs.

The fair value was determined using a probability-weighted expected return method as it represents a contingent commitment for the additional shares. The valuation reflected market-participant assumptions, and considered, among other inputs, the estimated fair value per share of the Series A Preferred Stock as of each measurement date, probability of meeting certain milestone events, the expected time until certain milestone events would be met, and the discount rate.

The most significant unobservable inputs were the estimated fair value of the Company’s Series A Preferred Stock and the probability and expected timing of achieving certain milestone events as of the measurement dates. The Company determined the fair value per share of the underlying Series A Preferred Stock by taking into consideration the most recent sales of its Series A Preferred Stock, results obtained from third-party valuations and additional factors the Company deemed relevant. Changes in these inputs can materially affect the fair value of the preferred stock tranche obligations.

The following table presents the most significant assumptions used in the probability-weighted expected return model to determine the fair value of the Series A Preferred Stock tranche obligations during the periods presented:

	March 31, 2025
	Second Tranche	Third Tranche
Probability of achieving milestone	80%	N/a
Risk free rate	4.23%	N/a
Term until milestone is achieved (years)	0.5	N/a

Fair values of Series A Preferred Stock were $20.44 per share, $19.10 per share, and $19.10 per share as of March 31, 2025, February 25, 2025 (the Third Tranche settlement date), and December 31, 2024, respectively.

The following table presents a summary of the changes in the fair value of the Series A Preferred Stock tranche obligations, asset/(liability) for the three months ended March 31, 2025 (in thousands):

	Second Tranche	Third Tranche
Balance at December 31, 2024	$(7,284)	$1,662
Change in fair value	(2,571)	—
Settlement of preferred stock tranche obligation	—	(1,662)

Balance at March 31, 2025	$(9,855)	$—

During the three months ended March 31, 2025, upon the closing of the Third Tranche, the related preferred stock tranche obligation was derecognized and the shares of preferred stock issued in connection with the settlement were recorded at the fair value as of settlement date. No change in fair value was recognized in the condensed consolidated statement of operations and comprehensive loss upon settlement of the Third Tranche obligation.

During the three months ended March 31, 2025, the Company remeasured the Second Tranche obligation, and the associated change in fair value of preferred stock tranche obligation of $2.6 million was recognized in the condensed consolidated statement of operations and comprehensive loss.

Both the Second and Third Tranches of the Series A Preferred Stock were closed during the year ended December 31, 2025, and accordingly, no change in fair value was recorded for the three months ended March 31, 2026.

Prolaio Contingent Consideration

The following table presents a summary of the changes in the fair value of the Prolaio contingent consideration liability (in thousands):

Amount
Balance at December 31, 2024	$—
Initial recognition upon acquisition	4,585
Change in fair value	—

Balance at March 31, 2025	$4,585

Amount
Balance at December 31, 2025	$3,817
Change in fair value	—

Balance at March 31, 2026	$3,817

The Company utilizes significant estimates and assumptions it believes would be made by a market participant in determining the estimated fair value of contingent consideration liabilities at each balance sheet date. The fair value of the Prolaio contingent consideration was determined by calculating the probability-weighted estimated value of the specified milestone payments, based on the assessment of the likelihood and estimated timing that the milestones would be achieved and the applicable discount rates. The discount rate captures the credit risk associated with the payment of the contingent consideration when earned and due. The Company assesses these estimates on an ongoing basis as additional data impacting the assumptions is obtained.

The fair value of the Prolaio contingent consideration as of the respective dates were calculated using the following unobservable inputs:

	March 31, 2026		December 31, 2025		March 31, 2025		February 24, 2025
	Range	Weighted Average	Range	Weighted Average	Range	Weighted Average	Range	Weighted Average
Discount rates	14.99%	14.99%	14.99%	14.99%	9.90%-10.19%	10.14%	9.90%-10.19%	10.14%
Probability of milestone achievement	0.3%-4.9%	1.98%	0.3%-4.9%	1.98%	0.3%-4.9%	1.98%	0.3%-4.9%	1.98%

The weighted-average unobservable inputs were calculated based on the relative value of the specified milestones. The estimated fair value of contingent consideration liabilities may change significantly as development progresses and additional data is obtained, impacting the assumptions regarding probabilities of successful achievement of the milestones used to estimate the fair value of the liability and the timing in which they are expected to be achieved. In evaluating the fair value assumptions, judgment is required to interpret the market data used to develop the estimates. Accordingly, the use of different market assumptions, inputs and/or different valuation techniques could result in materially different fair value estimates.

PhysIQ Contingent Consideration (Assumed Liability)

The Company utilized significant estimates and assumptions it believes would be made by a market participant in determining the estimated fair value of the contingent consideration liability. The fair value of the PhysIQ contingent consideration, as of the acquisition date, was determined by calculating the probability-weighted estimated value of the specified milestone payments, based on the assessment of the likelihood and estimated timing that the milestones would be achieved and the applicable discount rates. The discount rate captures the credit risk associated with the payment of the contingent consideration when earned and due.

The fair value of the PhysIQ contingent consideration as of the acquisition date was $3.3 million and was calculated using the following unobservable inputs:

	February 24, 2025
	Range	Weighted Average
Discount rates	9.90%-10.15%	10.10%
Probability of milestone achievement	10.0%-80.0%	20.63%

The weighted-average unobservable inputs were calculated based on the relative value of the specified milestones. The estimated fair value of contingent consideration liabilities may change significantly as development progresses and additional data is obtained, impacting the assumptions regarding probabilities of successful achievement of the milestones used to estimate the fair value of the liability and the timing in which they are expected to be achieved. In evaluating the fair value assumptions, judgment is required to interpret the market data used to develop the estimates. Accordingly, the use of different market assumptions, inputs and/or different valuation techniques could result in materially different fair value estimates. Following the initial recognition at the acquisition date, the acquired contingency is not subsequently measured at fair value. Refer to Note 5, “Acquisitions and Licensing Agreements” for further details on the change in the carrying value of the PhyslQ contingent consideration.

4. Balance sheet components

Property and equipment, net

Property and equipment, net, consisted of the following (in thousands):

	March 31, 2026	December 31, 2025
Laboratory equipment	$5,988	$5,251
Computer equipment	853	798
Furniture and fixtures	567	507
Leasehold improvements	588	396
Office equipment	243	184
Construction in progress	691	370

Property and equipment, gross	$8,930	$7,506

Less: accumulated depreciation	(1,436)	(1,013)

Property and equipment, net	$7,494	$6,493

Depreciation expense was $0.4 million and $0.1 million for the three months ended March 31, 2026 and 2025, respectively.

Accrued liabilities

Accrued liabilities consisted of the following (in thousands):

	March 31, 2026	December 31, 2025
Accrued clinical trial expenses	$8,476	$9,154
Accrued personnel and related expenses	5,060	9,128
Accrued manufacturing expenses	2,118	2,355
Other	3,200	3,266

Total accrued expenses and other current liabilities	$18,854	$23,903

5. Acquisitions and licensing agreements

Acquisition of Prolaio, Inc.

On February 24, 2025 (the “Acquisition Date”), the Company acquired 100% of the outstanding shares of Prolaio, Inc., a healthcare technology company focused on cardiovascular data collection and analytics. The acquisition provides the Company with access to Prolaio, Inc.’s cardiovascular data platform, to enhance and accelerate the Company’s research and development portfolio of late-stage cardiovascular disease assets. At the time of the acquisition, Tassos Gianakakos, the Company’s Chief Executive Officer and member of the Company’s board of directors, also served as Prolaio, Inc.’s Chief Executive Officer and as a member of its board of directors and Jay Edelberg, the Company’s Chief Medical Officer, served as its President, Research & Development and as a member of its board of directors. Mr. Gianakakos and Dr. Edelberg owned 55.7% and 16.6%, respectively, of Prolaio at the time of its acquisition. Accordingly, the Prolaio acquisition itself constituted a related-party transaction. Refer to Note 15, “Related Party Transactions” for further details.

The Company concluded that Prolaio constitutes a business under ASC 805 and the transaction was accounted for as a business combination.

The total purchase consideration transferred was approximately $8.6 million, consisting of approximately $4.0 million in cash, primarily used to repay $4.0 million of promissory notes held by Mr. Gianakakos’ family’s trusts, and fair value of contingent consideration of $4.6 million, representing the estimated acquisition date fair value of milestone payments of up to $200.0 million, payable in cash or shares, contingent on the achievement of various post-closing milestones (the “Prolaio Contingent Consideration”). The Prolaio Contingent Consideration was recognized as contingent consideration liabilities on the condensed consolidated balance sheet.

Acquisition related costs of approximately $0.8 million, consisting primarily of legal, accounting, and valuation fees, were expensed as incurred and recorded within general and administrative expenses in the condensed consolidated statement of operations and comprehensive loss.

The following table summarizes the fair values of the identifiable assets acquired and liabilities assumed as of the Acquisition Date (in thousands):

Amount

Assets acquired:
Cash and cash equivalents	$14
Inventory	244
Prepaid expenses and other current assets	390
Property and software	175
Developed technology	25,400
In-process research and development (IPR&D)	1,100
Operating lease right-of-use assets, net	255
Other non-current assets	57

Total assets acquired	27,635

Liabilities assumed:
Accounts payable	2,710
Accrued expenses and other current liabilities	2,717
Deferred revenue	270
Operating lease liability	109
Assumed contingent consideration liability	3,300
Deferred income tax liability	4,512
Other liabilities, non-current	205

Total liabilities assumed	13,823

Net assets acquired	$13,812

In connection with this acquisition, the Company recorded $13.8 million of net assets acquired, primarily consisting of developed technology with a fair value of $25.4 million, IPR&D with a fair value of $1.1 million, and $13.8 million in liabilities assumed, including $4.5 million of deferred income tax liability and $3.3 million of assumed contingent consideration liability. Because the fair value of net identifiable assets acquired exceeded the fair value of the consideration transferred, the Company recognized a gain on bargain purchase in amount of $5.2 million in the condensed consolidated statement of operations and comprehensive loss for the three months ended March 31, 2025. The bargain purchase gain reflects the Company’s ability to acquire Prolaio at a purchase price below the fair value of the acquired net assets due to a combination of factors, including Prolaio’s limited operating scale, historical operating losses, liquidity constraints at the time of the transaction, and the structure of the consideration transferred. In particular, concurrent with the acquisition, the Company entered into integration bonus arrangements with the Company’s Chief Executive Officer and Chief Medical Officer (“Integration Bonus”), both of whom were co-founders and Prolaio shareholders. These arrangements were contingent upon post-combination services and successful integration and, accordingly were accounted for as compensation expense rather than consideration transferred.

The Prolaio’s results of operations were included in the Company’s condensed consolidated statement of operations and comprehensive loss from the date of acquisition, February 24, 2025.

Pro forma financial information

The following pro forma combined financial information has been prepared to give effect to the Prolaio acquisition as if it had been consummated on January 1, 2024, and was prepared using the historical results of Kardigan and Prolaio for the three months ended March 31, 2025 (in thousands):

Three Months Ended March 31, 2025
Net loss	$(30,519)

The pro forma amounts have been adjusted for:

•	transaction costs of $1.0 million were excluded from the three months ended March 31, 2025 pro forma results, as if these costs were incurred during the 2024 period;

•	gain on bargain purchase of $5.2 million was excluded from the three months ended March 31, 2025 pro forma results, as if such gain was recognized during the 2024 period;

•	income tax benefit of $4.2 million was excluded from the three months ended March 31, 2025 pro forma results, as if such benefit was recognized during the 2024 period;

•

incremental stock-based compensation expense related to the accelerated vesting of Prolaio options upon acquisition of $1.6 million was excluded from the three months ended March 31, 2025 pro forma results, as if this expense was incurred during the 2024 period;

•

incremental intangible assets amortization expense resulting from the fair value adjustment recognized for developed technology in amount of $0.6 million was included in three months ended March 31, 2025 pro forma results;

•	immaterial inter-company transactions between the Company and Prolaio during the three months ended March 31, 2025 were eliminated.

The Company had no revenue for the three months ended March 31, 2025.

The pro forma data is presented for informational purposes only and is not intended to represent or be indicative of the results of operations that would have been reported had the acquisition occurred on that date, nor is it intended to be representative of future results of operations of the combined company.

Acquired developed technology

Developed technology acquired consists of the cardiovascular analytics data platform originally obtained by Prolaio in November 2023 through its purchase of certain assets from PhysIQ (defined below). Subsequent to the asset purchase and prior to the Company’s acquisition of Prolaio, Prolaio’s engineering team enhanced the acquired technology and expanded the platform capabilities through the addition of new features and functional improvements.

As of the Acquisition Date, the fair value of the developed technology was estimated using the cost method, which incorporates management’s estimates of the costs that would be incurred to develop the technology from scratch, including assumptions regarding required personnel, annual compensation, and the expected development timeline. The Company estimated that it would require approximately 3.7 years for a team of approximately 50 employees, with an estimated average annual cost ranging from $0.1 million to $0.2 million per employee, to recreate the technology, resulting in a total valuation of $25.4 million.

Prolaio contingent considerations

As additional consideration, the Company is required to make contingent cash payments up to $200.0 million upon the achievement of certain specified post-closing operational, financial and regulatory milestones (“Prolaio milestones”) prior to February 2029. The milestone payments depend on the success of the Company’s clinical trials, achievement of certain Prolaio revenue targets (excluding intercompany revenue), and adoption and performance of the Prolaio platform. The fair value of the Prolaio Contingent Consideration at the acquisition date was $4.6 million. It was estimated using a probability weighted discounted cash flow model, which incorporates management’s estimates of the probability and timing of milestone achievement as of the acquisition date. The milestones are contractually required to be achieved within four years from the date of acquisition, discounted at a rate of approximately 10%. None of the Prolaio milestones had been achieved as of March 31, 2026.

The contingent consideration liability is classified as Level 3 within the fair value hierarchy, due to the use of significant unobservable inputs. The liability is remeasured at fair value at each reporting date, with changes in fair value recognized in R&D expenses in the condensed consolidated statements of operations and comprehensive loss. The fair value of the Prolaio contingent consideration was estimated at $3.8 million as of March 31, 2026 and December 31, 2025. The Company recorded no change in fair value in the condensed consolidated statement of operations and comprehensive loss for the three months ended March 31, 2026 and 2025.

PhysIQ contingent consideration (assumed liability)

Liabilities assumed as part of the Company’s acquisition of Prolaio included a contingent consideration liability associated with Prolaio’s historical acquisition of certain assets of PhysIQ, Inc. (“PhysIQ contingent consideration”), a health technology company specializing in cloud-based predictive analytics for personalized physiology. The obligation of up to $20.0 million, payable in cash, is contingent upon the achievement of certain sales milestones (“PhysIQ milestones”).

As of the acquisition date, the Company recognized this contingent consideration at fair value using a probability-weighted approach, which incorporates management’s estimates of the probability and timing of milestone achievement. The milestones are expected to be achieved within 4 years from the date of acquisition of Prolaio, and are discounted at a rate of approximately 10%. The estimated fair value of the PhysIQ contingent consideration at the acquisition date was $3.3 million, which was recorded within contingent consideration liabilities on the condensed consolidated balance sheet.

Following the acquisition date, the Company applies a systematic and rational approach and recognizes additional amounts related to the PhysIQ contingent consideration when the underlying milestones are considered probable of achievement and reasonably estimable. Amounts are written off only when it is resolved that the Company will not be required to make payment or when the obligation legally expires. As such, the PhysIQ contingent consideration recorded will not be reduced below the amount recorded at the acquisition date until the obligation expires or the liability is paid.

The PhysIQ contingent consideration was $3.9 million as of March 31, 2026 and December 31, 2025. The Company recorded no expense in the condensed consolidated statement of operations and comprehensive loss for the three months ended March 31, 2026 and 2025.

As of December 31, 2025, the milestone with a value of $2.5 million was considered probable of achievement and was expected to be achieved within 12 months of the reporting date. Accordingly, it was classified within current liabilities on the condensed consolidated balance sheet as of December 31, 2025. As of March 31, 2026, this milestone was still considered probable of achievement but was expected to be achieved within more than 12 months of the reporting date, and, accordingly, was classified within non-current liabilities on the condensed consolidated balance sheet.

None of the other PhysIQ milestones had been achieved or were considered probable as of March 31, 2026, and no milestone payments have been made.

Prolaio bonus integration agreements

Concurrent with the acquisition of Prolaio, the Company entered into agreements (the “Bonus Agreements”) with the Company’s Chief Executive Officer and Chief Medical Officer, that provided a right to a bonus in the amount of $9.0 million and $2.0 million, respectively, of shares of common stock issued in our initial public offering or convertible preferred stock, as applicable, as well as additional cash amounts intended to cover related federal, state, and local tax obligations. The Bonus Agreements also provided that, if the equity securities issued were not freely tradeable, the Company would loan each executive an amount sufficient to cover applicable tax obligations. The awards were contingent upon the closing and successful integration of Prolaio, as determined by the Company’s board of directors.

The Bonus Agreements became payable upon completion of the Series B Initial Closing (as defined below). On September 4, 2025, in connection with the Series B Initial Closing, the Company entered into bonus integration agreements (the “Bonus Integration Agreements”) with each executive. The Bonus Integration Agreements modified the Bonus Agreements such that (i) each recipient agreed to forfeit Series B Preferred Stock (as defined below) to satisfy the tax withholding obligations, (ii) certain payments required to be made under the Bonus Agreements would be remitted to federal and state tax authorities via payroll for certain tax liabilities required to be satisfied by us through payroll and (iii) no loan will be issued to the recipient. Pursuant to the Bonus Integration Agreements, and net of tax withholding obligations, on September 4, 2025, the Company issued an aggregate of 374,360 shares of Series B Preferred Stock, with an estimated grant date fair value of approximately $8.0 million, and subsequently remitted approximately $6.4 million in cash to satisfy the related tax obligations.

As the integration bonus payment was contingent upon post-combination services, the arrangement was accounted for as compensation. The integration bonus became payable on September 4, 2025. Accordingly, no related compensation expense was recorded for the three months ended March 31, 2026 and 2025 in the condensed consolidated statement of operations and comprehensive loss.

Acquisition of RSF

On June 6, 2024, the Company acquired 100% of the outstanding shares of Rancho Santa Fe Bio, Inc. (“RSF”) in order to obtain certain of RSF’s existing intellectual properties, including (i) a license agreement relating to Ataciguat (i.e., HMR1766) with Sanofi (“Sanofi”); and (ii) a patent license and know-how agreement with the Mayo Foundation for Medical Education and Research (“Mayo”). Total consideration was $14.8 million, and included cash of $3.5 million, the settlement of RSF’s outstanding indebtedness of $10.6 million on the acquisition date and the payment of certain transaction costs of $0.7 million incurred by RSF. In addition, the Company is required to make milestone payments of up to $26.5 million in development and regulatory milestones and up to $249.5 million in sales milestones (“RSF milestones”), as well as low single-digit royalties on worldwide net sales of any pharmaceutical product containing Ataciguat.

Under ASC 805, the Company determined that the acquisition did not meet the definition of a business at the time of the acquisition as substantially all of the fair value of the gross assets acquired were concentrated in a single identifiable asset. The Company determined that RSF was a variable interest entity (“VIE”) under ASC 810 because it lacked sufficient equity to finance its activities. Upon acquisition, the Company became the primary beneficiary of RSF, and therefore was required to consolidate RSF. Accordingly, the transaction was accounted for as the acquisition of a VIE that is not a business.

The net assets acquired consisted primarily of the IPR&D asset, cash and cash equivalents in amount of $0.2 million, and assumed accounts payable for an amount of $1.3 million. Accordingly, the consideration allocated to the IPR&D asset amounted to $15.9 million. The acquired licensed technology was determined to be an IPR&D asset that did not have alternative future use as of the acquisition date, and the full amount was recognized as R&D expense in the condensed consolidated statement of operations and comprehensive loss for the year ended December 31, 2024.

The Company achieved the first development milestone associated with Ataciguat upon dosing of the first patient in the Phase 3 clinical trial in September 2025. This milestone triggered a payment obligation of $3.0 million. In September 2025, $1.5 million was settled in cash, and the remaining $1.5 million was accrued for in the Company’s condensed consolidated balance sheet as of December 31, 2025 and as of March 31, 2026 within accrued and other current liabilities.

None of the other RSF milestones have been achieved nor were deemed probable and estimable as of March 31, 2026, and no other milestone payments have been made.

Under the Sanofi and the Mayo agreements, the Company is obligated to make certain additional milestone, royalty and sublicense-related payments under these agreements, summarized further below.

License agreement with Sanofi

On June 2, 2021, RSF entered into a license agreement with Sanofi, as subsequently amended on March 18, 2022, January 9, 2023, and November 7, 2025 (collectively, the “Sanofi License”), under which RSF received a worldwide, exclusive, sublicensable (subject to certain conditions and restrictions), royalty-bearing license under certain Sanofi know-how to exploit Ataciguat and pharmaceutical products containing Ataciguat (“Ataciguat Products”) for all human and mammalian therapeutic, prophylactic and diagnostic uses (the “Sanofi License Field”).

If the Company succeeds in developing and commercializing Ataciguat Products, it will be obligated to pay Sanofi up to an aggregate of $14.8 million in potential commercial milestone payments (“Sanofi milestones”). The Company is also obligated to pay Sanofi tiered royalties ranging from low-single digit to mid-single digit percentages on worldwide annual net sales of Ataciguat Products by the Company or its affiliates and sublicensees.

As of March 31, 2026, none of the Sanofi milestones had been achieved nor were deemed probable and estimable, and no milestone payments have been made.

Patent license and know-how agreement with the Mayo Foundation for Medical Education and Research (“Mayo”)

On December 6, 2019, RSF entered into a license agreement with Mayo, as amended on May 20, 2021, August 23, 2023, March 10, 2024, June 6, 2024 and December 22, 2025 (collectively, the “Mayo License”), under which RSF received (i) a worldwide exclusive license with the right to sublicense (through multiple tiers) under certain Mayo patent rights, (ii) a nonexclusive license with the right to sublicense (through multiple tiers in connection with a sublicense of the Mayo patent rights or know-how) to use certain know-how and materials, and (iii) a nonexclusive worldwide license, with the right to sublicense (through multiple tiers), subject to approval from Mayo, to use certain Mayo data, in each case in (i) through (iii), to develop, make, have made, use, offer for sale, sell, and import certain licensed products, including Ataciguat, for the prevention, diagnosis, and/or treatment of any and all human diseases and conditions.

The Company is obligated to pay Mayo up to $0.3 million in development and regulatory milestone payments and up to $1.3 million in commercial milestone payments (“Mayo milestones”) for each licensed product. The Company is also obligated to pay Mayo royalties ranging from a mid-single digit to subteen percentage of worldwide annual net sales by the Company, its affiliates and sublicensees of licensed products. In the event that the Company is required to pay a non-affiliate third party certain consideration for a license under intellectual property rights owned or controlled by such non-affiliate third party that are required for the manufacture, use or sale of the licensed products, the Company can deduct a certain amount of such consideration from the royalty payments due to Mayo under the Mayo License, subject to a customary reduction floor. The Company’s obligation to pay Mayo royalties for licensed products will expire upon the expiration date of the last to expire of the licensed patents or the last to expire regulatory exclusivity for a licensed product. Mayo is also eligible to receive a mid-double digit percentage of certain non-royalty sublicense income as well as a certain percentage of any consideration received by the Company for the sale or transfer of an FDA priority review voucher or similar transferable asset.

As of March 31, 2026, none of the Mayo milestones had been achieved nor were deemed probable and estimable, and no milestone payments have been made.

License agreement with Ionis

On June 7, 2024, the Company entered into a License Agreement (the “Ionis License Agreement”) with Ionis Pharmaceuticals, Inc. (“Ionis”), pursuant to which the Company was granted an exclusive, worldwide, sublicensable (subject to certain conditions and restrictions), royalty-bearing license under certain Ionis intellectual property to develop and commercialize Tonlamarsen (formerly ION904) and products containing Tonlamarsen (the “Licensed Ionis Products”) in the field of prophylactic or therapeutic use in humans (the “Ionis Licensed Field”). The Company also received a non-exclusive, worldwide, sublicensable (subject to certain conditions and restrictions), royalty-bearing license under certain Ionis intellectual property to manufacture Tonlamarsen and Licensed Ionis Products in the Ionis Licensed Field. Until the third anniversary of the effective date of the Ionis License Agreement, or June 2027, neither party may develop or commercialize, or assist or grant a third party rights to develop or commercialize certain ASOs designed to bind to the RNA encoded by the human angiotensinogen gene, subject to certain conditions and exceptions.

As initial consideration for the Ionis License Agreement, the Company made an upfront payment of $20.0 million to Ionis. As additional consideration for the licenses and rights granted to us by Ionis, the Company is required to pay Ionis: (i) milestone payments in the event of successful achievement of specified development, regulatory and sales milestones of up to an aggregate of $375.0 million (up to $35.0 million in development and regulatory milestone payments and up to $340.0 million in sales milestone payments) (“Ionis milestones”); (ii) tiered royalties on net sales of Ionis Licensed Products by the Company, its affiliates and sublicensees with a rate based on net sales per calendar year, ranging from a subteen percentage to high teen percentage. The royalties are subject to potential reductions under certain scenarios. In the event that the Company undergoes a change of control prior to receiving regulatory approval from the FDA and are acquired by one of certain top biopharmaceutical or pharmaceutical companies, if the acquisition price exceeds a certain dollar value, the Company will be required to pay Ionis a one-time change of control payment based on the acquisition price, ranging in the low tens of millions of dollars. The payment will accrue interest at a subteen percentage rate per annum, compounded annually, from the date of the Ionis License Agreement through the date such payment is made.

The Company determined that the licenses represent an acquired IPR&D asset that did not have alternative future use as of the acquisition date, and, accordingly, the total amount of the upfront payment of $20.0 million was recognized as R&D expense in the condensed consolidated statement of operations and comprehensive loss for the year ended December 31, 2024. As of March 31, 2026, none of the Ionis milestones had been achieved nor were deemed probable and estimable, and no milestone payments have been made.

License agreements with BMS Co.

In November 2024, the Company entered into a License Agreement with MyoKardia, Inc. (“MyoKardia”), a wholly-owned subsidiary of Bristol-Myers Squibb Company (“BMS Co.”), related to Danicamtiv and other compounds (the “Dani Agreement”), and a separate License Agreement with BMS Co. related to KAR-141 (formerly known as BMS-986141) (“Par4”) and other compounds (the “Par4 Agreement”).

Under the Dani Agreement, the Company received an exclusive, sublicensable (subject to certain conditions and restrictions), royalty-bearing license under certain MyoKardia patents and know-how to develop, manufacture, and commercialize Danicamtiv (formerly known as MYK-491) and certain related compounds (collectively, the “Dani Licensed Compounds”) and pharmaceutical products containing such Dani Licensed Compounds (the “Dani Licensed Products”) for all human uses worldwide.

As partial consideration for the rights granted to the Company under the Dani Agreement, the Company entered into a Subscription Agreement with MyoKardia pursuant to which the Company issued 1,251,107 shares of Series A Preferred Stock to MyoKardia. As additional consideration for the licenses granted under the Dani Agreement, the Company is required to pay MyoKardia: (i) tiered royalties at a rate based on aggregate annual net sales by the Company, its affiliates and sublicensees of each Dani Licensed Product containing the same Dani Licensed Compound; (ii) a low double-digit percentage of any sublicensing revenue received by the Company, if the Company sublicenses rights under MyoKardia patents or know-how for the development, manufacture or commercialization of any Dani Lead Compound or Dani Lead Compound Licensed Product to a third-party within a certain number of months from the effective date, or November 2026; (iii) up to $42.5 million in the aggregate in development and regulatory milestone payments across all Dani Licensed Products and (iv) up to $265.0 million in sales milestone payments for each of the first two Dani Licensed Products to achieve the applicable sales milestones ((iii) and (iv), collectively, “Dani milestones”). The Company’s tiered royalties range from a subteen to high teen percentage of annual net sales of the Dani Licensed Products, subject to potential reductions following the expiration of valid patent claims, due to competition from generic products, for certain third-party license fees, and in the event of a limit on the maximum price as a result of the Inflation Reduction Act of 2022 (the “Inflation Reduction Act”), subject to a customary reduction floor and potential carry forward.

Under the Par4 Agreement, the Company received an exclusive, sublicensable (subject to certain conditions and restrictions), royalty-bearing license under certain BMS Co. patents and know-how to develop, manufacture, and commercialize KAR-141 and certain related compounds thereto (the “Par4 Lead Compounds”), certain back-up compounds and certain related compounds thereto (such compounds, collectively, with the Par4 Lead Compounds, the “Par4 Licensed Compounds”, pharmaceutical products containing the Par4 Lead Compounds (the “Par4 Lead Compound Licensed Products”) and pharmaceutical products containing the Par4 Back-Up Compounds (such products, collectively with the Par4 Lead Compound Licensed Products, the “Par4 Licensed Products” for all human uses worldwide.

As partial consideration for the rights granted under the Par4 Agreement, the Company issued 293,469 shares of Series A Preferred Stock. As additional consideration for the licenses granted under the Par4 Agreement, the Company is required to pay BMS Co.: (i) tiered royalties at a rate based on aggregate annual net sales by the Company, its affiliates and sublicensees of each Par4 Licensed Product containing the same Par4 Licensed Compound; (ii) a low double-digit percentage of any sublicensing revenue received by the Company, if the Company sublicenses rights under BMS Co. patents or know-how for the development, manufacture or commercialization of any Par4 Lead Compound or Par4 Lead Compound Licensed Product to a third-party a certain number of months from the effective date, or November 2026; (iii) up to $10.0 million in the aggregate in development and regulatory milestone payments across all Par4 Licensed Products and (iv) up to $265.0 million in sales milestone payments for each of the first two Par4 Licensed Products to achieve the applicable sales milestones ((iii) and (iv), collectively, “Par4 milestones”). The Company’s tiered royalties range from a subteen to high teen percentage of annual net sales of the Par4 Licensed Products, subject to potential reductions following the expiration of valid patent claims, due to competition from generic products, for certain third-party license fees, and in the event of a limit on the maximum price as a result of the Inflation Reduction Act, subject to a customary reduction floor and potential carry-forward. Additionally, certain BMS Co. patents and know-how are sublicensed by BMS Co. pursuant to an upstream license agreement with a university and the Company is responsible for reimbursing BMS Co. for certain milestone payments and other amounts payable under such upstream agreement that arise from its development, manufacturing or commercialization activities under the Par4 Agreement. The milestone reimbursement obligations include up to (i) $12.5 million in the aggregate in development and regulatory milestone payments per certain Par4 Licensed Products and (ii) $13.625 million in the aggregate in development and regulatory milestone payments per certain other Par4 Licensed Products.

In connection with the license agreements, the Company issued an aggregate of 1,544,576 shares of Series A Preferred Stock to MyoKardia and BMS Co., including 1,251,107 shares of Series A Preferred Stock under the Dani Agreement, and 293,469 shares of Series A Preferred Stock under Par4 Agreement, at the estimated fair value of $19.10 per share as of issuance date, with a total estimated fair value of $29.5 million.

The Company determined that the Dani and Par4 licenses represent acquired IPR&D assets that did not have alternative future use as of the acquisition date, and, accordingly, an amount of $29.5 million was recognized as R&D expense in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2024.

As of March 31, 2026, none of the Dani milestones or Par4 milestones had been achieved nor were deemed probable or estimable, and no milestone payments have been made.

6. Intangible assets

The following table summarizes the intangible assets, net (in thousands):

	March 31, 2026			December 31, 2025

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Finite-lived intangible assets:
Developed technology	$28,789	$(4,061)	$24,728	25,400	(3,024)	22,376
Other	1,911	(446)	1,465	1,165	(316)	849

Total finite-lived intangible assets	30,700	(4,507)	26,193	26,565	(3,340)	23,225

Total intangible assets	$30,700	$(4,507)	$26,193	$26,565	$(3,340)	$23,225

Developed technology primarily consists of the cardiovascular analytics data platform originally recognized upon acquisition of Prolaio, Inc. during the three months ended March 31, 2025. The developed technology, with a gross carrying amount of $25.4 million, was assigned an estimated useful life of seven years. The acquired IPR&D assets, also recognized upon the Prolaio acquisition, and presented within the other category, were initially classified as indefinite-lived intangible assets. By December 31, 2025, the Company determined that the underlying projects had reached technological feasibility and accordingly reclassified these assets as finite-lived intangible assets with an estimated useful life of three years.

Subsequent to the acquisition, the Company’s engineering team continued to enhance the acquired technology and expand the platform capabilities through the addition of new features and functional improvements. The Company capitalizes certain qualifying costs related to the development of computer software for internal use. The Company capitalized internal-use software costs totaling $4.2 million and zero for the three months ended March 31, 2026 and 2025, respectively.

Capitalized internal-use software costs related to the development of the Prolaio platform are included within the developed technology category and amounted to $3.4 million for the three months ended March 31, 2026. Capitalized internal-use software costs related to other development projects are included within the other category, and amounted to $0.4 million for the three months ended March 31, 2026.

As of March 31, 2026, the other finite-lived intangible assets category includes $0.4 million of software development costs related to projects not yet placed in service. No amortization expense was recorded in relation to these costs for the three months ended March 31, 2026.

Amortization expense related to finite-lived intangible assets was $1.2 million and $0.3 million, for the three months ended March 31, 2026 and 2025, respectively, and was primarily included in R&D expenses on the condensed consolidated statements of operations and comprehensive loss.

The following table summarizes the estimated future amortization expense associated with the finite-lived intangible assets as of March 31, 2026 (in thousands):

Amount
2026 (nine months remaining)	$3,475
2027	4,633
2028	4,315
2029	4,113
2030	4,113
Thereafter	5,193

Total estimated future amortization expense	$25,842

As of March 31, 2026 and December 31, 2025, there were no accumulated impairment losses related to intangible assets.

7. Leases

The Company leases office and laboratory spaces which are classified as operating leases on the condensed consolidated balance sheets.

Cove Lease

In September 2024, the Company entered into a facility lease in South San Francisco, California (the “Cove Lease”), for approximately 36,000 rentable square feet. The lease commenced in October 2024 and has a contractual term of 66 full calendar months, expiring in April 2030. The Cove Lease includes an option to extend the lease term for an additional five years. At lease commencement, the Company evaluated the renewal option and concluded that it is not reasonably certain that the renewal option will be exercised.

Under the terms of the Cove Lease, the landlord has made available a tenant improvement allowance of up to $0.7 million for qualifying permanent improvements to the leased premises. The allowance is structured as a landlord-funded improvement option that, if utilized, becomes subject to repayment by the Company as additional rent over the remaining lease term at a contractually specified interest rate. As of the reporting date, the Company has not elected to utilize any portion of the allowance, has not incurred any qualifying improvement expenditures, and has not received any landlord-initiated improvements requiring reimbursement. Accordingly, no related adjustments to ROU asset or lease liability have been recognized in the Company’s condensed consolidated financial statements.

Princeton Lease

In February 2025, the Company entered into an office space lease for approximately 21,500 square feet in Princeton, New Jersey (the “Princeton Lease”). The lease commenced in September 2025 and has a contractual term of 90 full calendar months, expiring in March 2033. The Princeton Lease includes an option to extend the lease term for an additional five years. At lease commencement, the Company evaluated the renewal option and concluded that it is not reasonably certain that the renewal option will be exercised.

Concurrent with the execution of the Princeton lease, the Company executed a temporary swing-space lease, that provided approximately 9,000 square feet of office space in its ‘as is’ condition to support business operations while the main premises underwent landlord-performed improvements. The swing-space lease commenced in February 2025 and ended in September 2025 when the Company took possession of the main Princeton Lease premises. The arrangement met the definition of a lease under ASC 842 and qualified as a separate lease, however it met the short-term lease exemption criteria. Accordingly, the Company recognized lease expense for the swing-space as incurred, with no recognition of a ROU asset or lease liability for this arrangement.

The Company maintains letters of credit related to the above leases totaling $0.5 million and $0.5 million as of March 31, 2026 and December 31, 2025, respectively. These lease-related letters of credit are reflected within restricted cash, non-current on the Company’s condensed consolidated balance sheets as of March 31, 2026 and December 31, 2025.

The lease expenses, which are included in operating expenses in the condensed consolidated statements of operations and comprehensive loss, were as follows (in thousands):

	Three Months Ended March 31,
	2026	2025
Operating lease expense	$863	$585
Variable lease expense	261	309
Short-term lease expense	15	60

Total lease expense	$1,139	$954

Supplemental disclosure of cash flow information related to leases was as follows (in thousands):

	Three Months Ended March 31,
	2026	2025
Cash paid for amounts included in the measurement of lease liabilities	$821	$10
Right-of-use assets obtained in exchange for new operating lease liabilities	560	278

As of March 31, 2026 and December 31, 2025, the weighted-average remaining lease term for operating leases was 4.9 years and 5.2 years, respectively, and the weighted-average discount rate was 10.04% and 10.02%, respectively.

The following table reconciles the undiscounted future minimum lease payments required for the operating leases as of March 31, 2026 (in thousands):

Amount
2026 (nine months remaining)	$2,845
2027	3,816
2028	3,666
2029	3,644
2030	1,774
Thereafter	1,821

Total minimum lease payments	17,566
Less: imputed interest	(3,650)

Present value of operating lease liabilities	$13,916

8. Commitments and contingencies

Research and development agreements

The Company enters into various agreements in the ordinary course of business, such as those with suppliers, clinical research organizations, contract manufacturing organizations, and clinical trial sites. These agreements provide for termination at the request of either party, generally with less than one-year notice and are, therefore, cancellable contracts and, if cancelled, are not anticipated to have a material effect on the Company’s financial condition, results of operations, or cash flows.

Legal proceedings

From time to time, the Company may become involved in legal proceedings arising from the ordinary course of business. The Company accrues a liability for such matters when it is probable that the loss has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. As of March 31, 2026, and December 31, 2025, the Company was not a party to any material legal proceedings. Legal fees are expensed as incurred.

Indemnification

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties.

In accordance with the Company’s amended and restated certificate of incorporation and amended and restated bylaws, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving in such capacity. The Company has not incurred any material indemnification claims to date. The Company maintains directors’ and officers’ liability insurance, which may reduce its exposure in the event of future claims.

Future milestone and royalty payments

In 2025 and 2024, the Company entered into certain acquisition and licensing agreements. These agreements include potential future milestone payments, royalties and other contingent consideration, payable upon the achievement of specified development, regulatory and commercial milestones. Refer to Note 5, “Acquisition and Licensing Agreements”.

9. Redeemable convertible preferred stock

Redeemable convertible preferred stock

The Company has issued Series A redeemable convertible preferred stock (the “Series A Preferred Stock”), Series B redeemable convertible preferred stock (the “Series B Preferred Stock”) and Series B-1 redeemable convertible preferred stock (the “Series B-1 Preferred Stock”), which are collectively referred to as the Preferred Stock.

Series A Preferred Stock

In June 2024, the Company entered into a Series A preferred stock purchase agreement (the “Series A SPA”) under which it issued and sold 2,487,790 shares of Series A Preferred Stock, at a price of $19.42 per share, for gross cash proceeds of $48.3 million (the “Series A Initial Closing”). Contemporaneously, investors converted their Simple Agreements for Future Equity (“SAFEs”) with a principal amount of $0.9 million into 43,762 shares of Series A Preferred Stock, bringing the total number of shares of Series A Preferred Stock issued at the Series A Initial Closing to 2,531,552 shares. An initial additional closing under the Series A SPA occurred in July 2024, at which the Company sold 2,883,206 additional shares of Series A Preferred Stock at a price of $19.42 per share for gross cash proceeds of $56.0 million.

Pursuant to the Series A SPA, the Company had an obligation to issue and certain Series A investors were obligated to purchase additional shares in two additional closings of $100.0 million each, subject to the satisfaction of specified milestone and cash-related conditions. The Second Tranche closing was to be funded upon the Company’s successful enrollment of the first patient in a Phase 3 clinical trial of either the Tonlamarsen Product or the Ataciguat Product, whichever occurs first (the “Second Tranche”). The Third Tranche closing was to be funded at the earlier of enrollment of the first patient in a Phase 3 clinical trial or an acquisition of any other clinical-stage pharmaceutical product or compound other than Tonlamarsen Product or Ataciguat Product or compound other than Ataciguat (the “Third Tranche”). Each investor could elect to voluntarily fund their share of the two tranches prior to the achievement of the milestones.

In November 2024, the Company determined, that the conditions related to the Third Tranche had become probable of achievement, subject to meeting the required cash-balance condition. In February 2025, following the satisfaction of the cash-balance condition, the Third Tranche closing was consummated, pursuant to which the Company sold 5,148,587 additional shares of Series A Preferred Stock, resulting in total gross cash proceeds of $100.0 million. In August 2025, the condition applicable to the Second Tranche was waived, and the tranche closed, pursuant to which the Company sold 5,148,587 additional shares of Series A Preferred Stock, resulting in additional gross cash proceeds of $100.0 million.

Preferred stock tranche obligations

Upon the initial closing of the Series A Preferred Stock, with respect to the Second Tranche, the Company recorded a preferred stock tranche obligation liability of $3.2 million, and, with respect to the Third Tranche, the Company recorded a preferred stock tranche liability of $9.2 million. The fair value of the Series A Preferred Stock tranche obligations was allocated from the gross cash proceeds of the Series A Preferred Stock issuance, and the residual value was then allocated to the Series A Preferred Stock.

As of December 31, 2024, the fair value of the Second Tranche obligation was estimated as a liability in an amount of $7.3 million, and the fair value of the Third Tranche was estimated as an asset in an amount of $1.7 million.

In February 2025, upon closing of the Third Tranche, the Company remeasured the preferred stock tranche obligation as of the closing date. The estimated fair value of the preferred stock tranche asset in an amount of $1.7 million was settled and the shares of Series A Preferred Stock issued in the Third Tranche were recorded at fair value on the date of issuance.

As of March 31, 2025, the estimated fair value of the Second Tranche preferred stock tranche liability was $9.9 million. Accordingly, the Company recognized a loss in an amount of $2.6 million which was recorded within change in fair value of preferred stock tranche obligations in its condensed consolidated financial statements. Both the Second and Third Tranches of the Series A Preferred Stock were closed during the year ended December 31, 2025, and accordingly, no change in fair value was recorded for the three months ended March 31, 2026.

Refer to Note 3, “Fair Value Measurements” for further details on valuation methodology and assumptions used.

BMS Co. license

In November 2024, in connection with license agreements, the Company issued an aggregate of 1,544,576 shares of Series A Preferred Stock to MyoKardia and BMS Co., at the estimated fair value of $19.10 per share as of issuance date, with a total estimated fair value of $29.5 million. Refer to Note 5, “Acquisitions and Licensing Agreements” for more details.

Series B Preferred Stock and Series B-1 Preferred Stock

In September 2025, the Company entered into a Series B preferred stock purchase agreement (the “Series B SPA”) under which it issued and sold 4,082,529 shares of Series B Preferred Stock and 2,610,635 shares of Series B-1 Preferred Stock, at a price of $21.37 per share for each series, for gross cash proceeds of $143.0 million (the “Series B Initial Closing”). In addition, the Company issued warrants to purchase 1,100,000 shares of the Company’s common stock to certain investors. Refer to Note 10, “Common Stock” for more details.

Subsequent to the Series B Initial Closing, the first additional closing occurred on October 9, 2025, at which the Company sold 4,025,257 additional shares of Series B Preferred Stock at the same price of $21.37 per share for gross cash proceeds of $86.0 million. Additionally, the second additional closing was consummated on October 15, 2025, at which the Company sold 1,170,134 additional shares of Series B-1 Preferred Stock at a price of $21.37 per share for gross cash proceeds of $25.0 million.

In March 2026, the Company amended its certificate of incorporation to authorize the issuance of additional shares of Series B Preferred Stock and sold 468,053 shares of Series B Preferred Stock at the original price of $21.37 per share, for gross cash proceeds of $10.0 million. At the closing date, the estimated fair value of the Series B Preferred Stock was $24.36 per share. As additional consideration, the investor agreed to provide the Company with access to certain intellectual property pursuant to a license that was subject to final documentation and expected to be executed within 90 days of the closing date. Based on the stage of negotiations and the Company’s existing relationship with the investor, management concluded that execution of the license was probable and that the Company had a present right to future economic benefits at issuance. Accordingly, the Company recorded the issuance of shares of the Series B Preferred Stock at fair value of $11.4 million. The excess of the fair value over the cash proceeds of $1.4 million was recorded as an other current asset within prepaid and other current assets on its condensed consolidated balance sheet as of March 31, 2026.

Summary

Preferred stock as of March 31, 2026 and December 31, 2025 consisted of the following:

Series	Shares authorized	Shares issued and outstanding	Original issue price per share	Aggregate liquidation amount	Net carrying value
Series A Preferred Stock	17,256,508	17,256,508	19.42	$335,170	$324,544
Series B Preferred Stock	8,950,199	8,950,199	21.37	191,222	192,350
Series B-1 Preferred Stock	3,780,769	3,780,769	21.37	80,776	80,652

Total as of March 31, 2026	29,987,476	29,987,476		$607,168	$597,546

Series A Preferred Stock	17,256,508	17,256,508	19.42	335,170	324,544
Series B Preferred Stock	8,482,146	8,482,146	21.37	181,222	180,954
Series B-1 Preferred Stock	3,780,769	3,780,769	21.37	80,776	80,652

Total as of December 31, 2025	29,519,423	29,519,423		$597,168	$586,150

The holders of preferred stock have the following rights and preferences:

Voting

The holders of the preferred stock are entitled to vote, together with the holders of common stock, as a single class, on all matters submitted to the stockholders for a vote and are entitled to the number of votes equal to the number of shares of common stock into which the preferred stock could convert on the record date. The holders of Series B-1 Preferred Stock are not entitled to vote on the election of directors of the Company.

A majority vote of the holders of the preferred stock, voting together as a single class on an as-converted to common stock basis (the “Requisite Holders”), is required to, among others, effect a Deemed Liquidation Event (as defined below), amend the certificate of incorporation or bylaws, reclassify common stock or establish another class of capital stock, create shares that would rank senior to or authorize additional shares of Preferred Stock, issue indebtedness above specified thresholds, or change the authorized number of directors constituting the board of directors.

The holders of shares of the Series A Preferred Stock and the Series B Preferred Stock, voting together as a single class, are entitled to elect two directors of the Company. The holders of shares of common stock, voting exclusively and as a separate class, are entitled to elect two directors of the Company. The holders of shares of common stock and any other class or series of voting stock (other than the Series B-1 Preferred Stock), voting together as a single class, are entitled to elect the balance of the total number of directors of the Company.

Conversion

Each share of preferred stock is convertible into common stock, at any time, at the option of the holder, and without the payment of additional consideration, at the 1-to-1 ratio, subject to certain adjustments in the event of a diluting issue such as down round, stock dividend, stock split, combination or other similar recapitalization. As of March 31, 2026, each share of preferred stock is convertible into one share of common stock.

In addition, each share of preferred stock will be automatically converted into shares of common stock at the then-effective applicable conversion ratio upon either (i) the closing of a firm-commitment underwritten public offering of the Company’s common stock resulting in at least $125.0 million of gross proceeds, to the Company, or (ii) the date specified by vote or written consent of the Requisite Holders.

Dividends

The Company will not declare, pay or set aside any dividends on common shares of the Company unless the holders of the preferred stock then outstanding will first receive, or simultaneously receive, a dividend on each outstanding share of the preferred stock in an amount at least equal to the product of (1) the dividend payable on each share of common stock and (2) the number of shares of common stock issuable upon conversion of a share of such series of Preferred Stock, in each case calculated on the record date for determination of the holders entitled to receive such dividend. No dividends have been declared or paid as of March 31, 2026.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or upon the occurrence of a Deemed Liquidation Event (as defined below), the holders of shares of preferred stock then outstanding will be entitled, on a pari passu basis among all series of Preferred Stock, to be paid out of the assets or funds of the Company available for distribution to stockholders before any payment is made to the holders of common stock.

The holders of the preferred stock are entitled to an amount per share equal to the greater of (i) the applicable original issue price of the Preferred Stock, plus any dividends declared but unpaid thereon, or (ii) the amount that would have been payable had all shares of each series of preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. After the payment in full of the preferred stock preference amount, the remaining assets of the Company available for distribution to stockholders will be distributed among the holders of common stock on a pro rata basis.

Unless the Requisite Holders elect otherwise, a “Deemed Liquidation Event” will include a merger, consolidation, statutory conversion, transfer, domestication, or continuance (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) or a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

10. Common stock

Common Stock

As of March 31, 2026, the Company’s certificate of incorporation, as amended and restated, authorized the Company to issue 55,133,053 shares of common stock, $0.00001 par value. The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers and preferences of the holders of the Company’s preferred stock set forth above. Each share of common stock is entitled to one vote on all matters submitted to stockholders, except that, pursuant to the Company’s certificate of incorporation, holders of common stock are not entitled to vote on amendments to the certificate that relate solely to the terms of the outstanding preferred stock if the holders of such preferred stock are entitled to vote separately on those amendments.

The holders of common stock are entitled to receive dividends, if any, as declared by the Company’s board of directors, subject to the preferential dividend rights of the preferred stock. As of March 31, 2026, and December 31, 2025 no dividends have been declared or paid.

The Company had reserved common stock for future issuance as follows (shares):

	March 31, 2026	December 31, 2025
Series A Preferred Stock	17,256,508	17,256,508
Series B Preferred Stock	8,950,199	8,482,146
Series B-1 Preferred Stock	3,780,769	3,780,769
Shares subject to outstanding common stock warrants	1,100,000	1,100,000
Shares subject to outstanding stock options	9,857,662	8,177,647
Shares subject to outstanding restricted stock units	49,440	—
Shares reserved for future issuances under the 2023 Stock Options Plan	2,205,290	2,747,295

Total	43,199,868	41,544,365

Warrants

In connection with the issuance of Series B Preferred Stock, the Company issued warrants to purchase up to 1,100,000 shares of Company’s common stock (the “Warrants”) with an exercise price of $21.37 per share, exercisable, in whole or in part, only upon the first date the Company achieves a valuation of $5.0 billion and until the tenth anniversary of the issuance date (September 4, 2035). The warrants, which were classified as equity, were initially recorded at fair value and do not require subsequent remeasurement.

The warrants were granted only to a select group of investors that led the Series B Preferred Stock financing round as an economic incentive for their role. The fair value of the warrants, totaling $7.4 million, was recognized as a warrant issuance expense within the condensed consolidated statement of operations and comprehensive loss in the period of issuance.

The fair value of the warrants was measured using the Monte Carlo pricing model. Significant inputs into the model as of September 4, 2025 were as follows:

September 4, 2025
Exercise price	$21.37
Expected liquidity event date	June 6, 2027
Warrant expiration date	September 4, 2035
Common stock IPO threshold price	$21.37
Interest rate (annual)	4.17%

As of March 31, 2026, no warrants were exercised and all remain outstanding.

11. Stock-based compensation

2023 stock option and grant plan (as amended and restated)

The Company adopted the 2023 Stock Option and Grant Plan (as amended and restated, the “2023 Plan”) on August 18, 2023. The Plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock awards, unrestricted stock awards and restricted stock units to the employees, directors and consultants of the Company. The option exercise price of each option will be determined by the administrator of the 2023 Plan but may not be less than 100% of the fair market value of the Company’s common stock on the date of grant, or in the case of an incentive stock option granted to a 10% owner, the exercise price shall not be less than 110% of the fair market value of the Company’s common stock on the date of grant. The maximum term of the options granted under the 2023 Plan is no more than ten years. Service-based awards generally vest at 25% one year from the vesting commencement date and ratably each month thereafter for a period of 36 months, subject to continuous service. Performance and market-based awards would have individual vesting conditions. The shares of common stock underlying any awards that are forfeited, cancelled, reacquired by the Company prior to vesting, satisfied without the issuance of stock, or otherwise terminated (other than by exercise), or held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding under the 2023 Plan are added back to the shares of common stock available for issuance under the 2023 Plan. No awards may be granted under the 2023 Plan following June 6, 2034.

As of March 31, 2026 and December 31, 2025, the Company had reserved 22,490,579 shares and 21,190,579 shares of common stock for issuance under the 2023 Plan, respectively. As of March 31, 2026 and December 31, 2025, the number of shares remaining for grant under the 2023 Plan were 2,205,290 shares and 2,747,295 shares, respectively.

The following table summarizes stock options activity, inclusive of early exercises, for the three months ended March 31, 2026 (in thousands, except per share data and years):

	Number of Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate Intrinsic value
Outstanding at December 31, 2025	8,177,647	$4.36	8.98	$39,810

Granted	2,059,429	9.23		—
Exercised	112,550	3.83		—
Forfeited	266,864	4.69		—
Expired	—	—		—

Outstanding at March 31, 2026	9,857,662	$5.38	8.96	$94,868

Exercisable as of March 31, 2026	4,805,287	$3.93	8.56	$53,214
Vested and expected to vest at March 31, 2026	9,857,662	$5.38	8.96	$94,868

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the estimated fair value of the Company’s common stock for those stock options that had exercise prices lower than the estimated fair value of the Company’s common stock.

The weighted-average grant date fair value of options granted during the three months ended March 31, 2026 and 2025 were $11.40 and $4.60, respectively. The total intrinsic value of options exercised during the three months ended March 31, 2026 was $1.1 million. There were no option exercises during the three months ended March 31, 2025.

Performance-based and market-based options

In June 2024, the Company’s Chief Executive Officer was granted an early-exercisable non-qualified option to purchase up to 2,685,453 shares of the Company’s common stock at a price per share of $2.15. The options vest contingent upon the satisfaction of the service, performance and market conditions. The service condition is satisfied if the optionee maintains continuous service as the Company’s Chief Executive Officer through June 6, 2027. The market condition is structured in five tranches, under which certain percentage of the options vest upon the Company achieving market valuation thresholds at specified levels. The performance condition applies only to 585,558 shares and is satisfied upon the occurrence of specified acquisition by a predetermined date. This performance condition has been met upon the closing of the license agreement with BMS (refer to Note 5, “Acquisitions and Licensing Agreements”). No options vested, and no options were exercised as of and for the three months ended March 31, 2026 and 2025, and the Company recognized related stock-based compensation expense of $1.0 million and $1.0 million, respectively.

In October 2025, the Company’s Chief Executive Officer was granted an early-exercisable non-qualified option to purchase up to 879,567 shares of the Company’s common stock at the price per share of $9.23, with vesting tied to specific service and market conditions. The service condition is satisfied if the optionee maintains continuous service as the Company’s Chief Executive Officer through June 6, 2027. The market condition is structured in four tranches, under which certain percentage of the options vest upon the Company achieving market valuation thresholds at specified levels. No options vested, and no options were exercised as of and for the three months ended March 31, 2026; however, the Company recognized related stock-based compensation expense of $0.6 million for the three months ended March 31, 2026. There were no such grants as of and for the three months ended March 31, 2025.

The fair value of these awards was determined using a Monte Carlo simulation. The valuation assumptions utilized in the Monte Carlo model are generally consistent with the inputs discussed in the valuation of stock options below, except for volatility ranging from 80.0% to 90.0% and expected term of 9.0 to 10.0 years.

Early exercise liability

The 2023 Plan allows for the early exercise of all stock options granted if authorized by the board of directors at the time of grant. Any shares of common stock issued from the early exercise of stock options are restricted and vest over time. The Company has the option to repurchase any unvested shares at the lower of the original issue price or current fair value upon any voluntary or involuntary termination of such optionee. For accounting purposes, the early exercise of options is not considered to be a substantive exercise until the underlying awards vest and are not considered to be outstanding until those shares vest. The early-exercise liability is included within other non-current liabilities on the condensed consolidated balance sheets.

The following table summarizes the early-exercise of options activity and related early-exercise liability for the three months ended March 31, 2026 and 2025 (in thousands, except for shares data):

	Shares	Early-exercise Liability
Balance at December 31, 2025	736,481	$1,659

Issuance of common stock upon early-exercise of stock options	—	—
Vesting of early-exercised common stock options	(68,750)	(148)

Balance at March 31, 2026	667,731	1,511

	Shares	Early-exercise Liability
Balance at December 31, 2024	1,100,000	$2,365

Issuance of common stock upon early-exercise of stock options	—	—
Vesting of early-exercised common stock options	—	—

Balance at March 31, 2025	1,100,000	$2,365

Restricted stock awards

The following table summarizes restricted stock awards activity for the three months ended March 31, 2026 and 2025

	Shares	Weighted Average Grant date FV
Unvested restricted stock awards as of December 31, 2025	625,000	$8.29

Granted	—	—
Vested	(104,167)	8.29
Forfeited	—	—

Unvested restricted stock awards as of March 31, 2026	520,833	$8.29

	Shares	Weighted Average Grant date FV
Unvested restricted stock awards as of December 31, 2024	1,875,002	$4.14

Granted	—	—
Vested	(416,667)	2.07
Forfeited	—	—

Unvested restricted stock awards as of March 31, 2025	1,458,335	$5.33

Modification of Chief Medical Officer Award

The original vesting terms of the Chief Medical Officer’s award of 2,500,000 shares granted in August 2023 provided for 80% of the shares to vest immediately, with the remaining 20% vesting in equal monthly installments over a 24-month period.

On June 6, 2024, in connection with the Company’s Series A financing and adoption of the 2023 Plan, the Company revised the vesting terms of the award to provide for 50% immediate vesting, with the remaining 50% vesting monthly over 36 months from the new vesting commencement date. The Company determined that this was an escrowed share arrangement under ASC 718 and determined that the shares were a new compensatory award. The incremental compensation cost of $7.8 million was measured as the excess of the fair value of the modified award over the fair value of the original award immediately prior to modification, to be recognized over a 36-month service period starting on June 6, 2024. As a result of this modification, the Company recorded total stock-based compensation expense related to this award of $0.6 million and $0.6 million, during the three months ended March 31, 2026 and 2025, respectively. For purposes of the net loss per share calculation, the Company determined that the modification is equivalent to a reverse stock split and, accordingly, adjusted the weighted-average number of unvested restricted stock shares under the Chief Medical Officer’s award as if those terms had been in effect for all periods presented.

Restricted stock units

During the three months ended March 31, 2026, the Company granted 49,440 shares subject to both service-based and performance-based vesting conditions, at the grant date fair value of $15.00 per share. The performance condition is satisfied upon the occurrence of a liquidity event, such as an initial public offering or change of control, prior to the expiration date of June 18, 2032. As of March 31, 2026, the performance condition was not considered probable, and, accordingly, no stock-based compensation expense was recognized with respect to these awards for the three months ended March 31, 2026, and the related stock-based compensation expense of $0.7 million was therefore excluded from the unrecognized stock-based compensation expense disclosure below.

Stock-based compensation expense

The following table summarizes the weighted-average assumptions used in the Black-Scholes option pricing model, for the three months ended March 31, 2026 and 2025:

	Three Months Ended March 31,
	2026	2025
Risk-free interest rate	3.85%	4.06%
Expected term	6.04	5.92
Volatility of common stock	75.87%	75.45%
Expected dividend rate	0%	0%
Fair value per share of common stock	$14.94	$6.37

Risk-free interest rate. The Company based the risk-free interest rate assumption on the U.S. Treasury’s rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued.

Expected volatility. Given that the Company’s common stock is privately held, there has been no active trading market for its common stock. The expected volatility assumption is based on volatilities of a peer group of similar companies whose share prices are publicly available. The peer group was developed based on companies in the biotechnology industry. The peer group used to estimate expected volatility was selected based on similarity of industry focus, development stage, size, and risk profile. Management reassesses the peer group periodically to ensure continued relevance.

Expected term. The expected term represents the period of time that options are expected to be outstanding. Because the Company does not have historical exercise behavior, it determines the expected life assumption using the “simplified” method, which is an average of the contractual term of the option and its vesting period.

Expected dividend yield. The Company used an expected dividend yield of zero, as it has never paid dividends on its common stock and has no present intention of doing so in the foreseeable future.

The table below represents the breakdown of the total stock-based compensation expense by each respective category for the three months ended March 31, 2026 and 2025 (in thousands):

	Three Months Ended March 31,
	2026	2025
Service-based options	$3,077	$1,244
Performance- and market-based options	1,633	1,046
Restricted stock awards	648	648

Total stock-based compensation expense	$5,358	$2,938

Stock-based compensation expense was included in the condensed consolidated statements of operations and comprehensive loss as follows (in thousands):

	Three Months Ended March 31,
	2026	2025
Research and development	$2,332	$1,236
General and administrative	3,026	1,702

Total stock-based compensation expense	$5,358	$2,938

As of March 31, 2026, unrecognized stock-based compensation expense related to unvested awards totaled $60.6 million, which is expected to be recognized over a weighted-average period of 2.11 years.

12. Income taxes

The Company determines its income tax provision for interim periods using an estimate of its annual effective tax rate, adjusted for discrete items occurring in the periods presented.

The Company recorded an income tax expense of $0.0 million and an income tax benefit of $4.2 million for the three months ended March 31, 2026 and 2025, representing effective tax rates of 0.0% and 15.2%, respectively.

For the three months ended March 31, 2026, the effective tax rate differs from the U.S. federal statutory rate primarily because the Company maintains a full valuation allowance against its net deferred tax assets, as the Company has determined that realization of those assets is not more likely than not based on available evidence.

For the three months ended March 31, 2025, the income tax benefit of $4.2 million reflects a discrete release of valuation allowance attributable to deferred tax liabilities acquired in a business combination during the period, which provided a source of future taxable income supporting realization of a portion of the Company’s existing deferred tax assets.

The Company had no material unrecognized tax benefits as of March 31, 2026.

13. Net loss per share

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except share and per share data):

	Three Months Ended March 31,
	2026	2025

Numerator:
Net loss - basic and diluted	$(56,071)	$(18,019)

Denominator:
Weighted-average number of shares of common stock outstanding	10,378,816	10,110,000
Less: Weighted-average number of shares of common stock subject to repurchase	(690,648)	(1,100,000)
Less: Weighted-average number of shares of unvested restricted common stock	(561,343)	(1,662,038)

Weighted-average number of shares of common stock outstanding - basic and diluted	9,126,825	7,347,962

Net loss per share - basic and diluted	$(6.14)	$(2.45)

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted average shares outstanding because such securities have an anti-dilutive effect due to the Company’s net loss, in common stock equivalent shares:

	As of March 31,
	2026	2025
Redeemable convertible preferred stock	29,987,476	12,107,921
Shares subject to outstanding stock options	9,857,662	5,661,580
Shares subject to outstanding common stock warrants	1,100,000	—
Unvested exercised options subject to repurchase	667,731	1,100,000
Unvested restricted stock awards	520,833	1,458,335
Unvested restricted stock units	49,440	—

Total	42,183,142	20,327,836

14. Segment reporting

The Company views its operations and manages its business as one operating segment, focused on the discovery and development of novel cardiovascular drugs for the treatment of heart diseases.

The CODM, is responsible for making decisions regarding resource allocation and assessing performance. The Company’s CODM is its Chief Executive Officer. No revenue has been generated since inception, and all assets are held in the United States.

The CODM assesses performance of the business, monitors budget versus actual results and manages and allocates resources to the Company’s operations using condensed consolidated net loss as the primary measurement. The CODM is regularly provided with entity-wide expense categories that are largely consistent with those found on the Company’s condensed consolidated statements of operations and comprehensive loss. The measure of segment assets is reported on the condensed consolidated balance sheets as total consolidated assets.

The table below is a summary of the segment loss, including significant segment expenses (in thousands):

	Three Months Ended March 31,
	2026	2025

Program expenses:
Ataciguat	$8,641	$1,945
Tonlamarsen	3,945	3,664
Danicamtiv	10,327	—
Research and development—compensation and benefits *	13,788	7,649
Research and development—other	8,366	5,516

Total Research and development expense	45,067	18,774

General and administrative expense—compensation and benefits *	7,904	3,954
General and administrative expense—other	5,739	3,350

Total general and administrative expense	13,643	7,304

Total operating expense	58,710	26,078
Other (income) expense **	(2,639)	(3,892)

Loss before income taxes	$56,071	$22,186

*	Includes stock-based compensation expense

**	Other income (expense) for the three months ended March 31, 2026 primarily includes interest income. Other income (expense) for the three months ended March 31, 2025 primarily includes bargain purchase gain, change in fair value of Series A Preferred Stock tranche obligations and interest income.

15. Related party transactions

Prolaio transactions

On February 24, 2025, the Company acquired 100% of the outstanding shares of Prolaio, Inc. At the time of the acquisition, Tassos Gianakakos, the Company’s Chief Executive Officer and member of its board of directors, also served as Prolaio, Inc.’s Chief Executive Officer and as a member of its board of directors and Jay Edelberg, the Company’s Chief Medical Officer, served as its President, Research & Development and as a member of its board of directors. Mr. Gianakakos and Dr. Edelberg owned 55.7% and 16.6%, respectively, of Prolaio, Inc. at the time of its acquisition. Accordingly, Prolaio, Inc. was considered a related party during the pre-acquisition period, and the Prolaio acquisition itself constituted a related-party transaction. Refer to Note 5, “Acquisitions and Licensing Agreements” for additional information.

During the pre-acquisition period, Prolaio, Inc. provided services to the Company utilizing its proprietary device, data monitoring, and analytics platform in support of the development of the Company’s cardiovascular product candidates.

For the period from January 1, 2025 through February 24, 2025 (the respective acquisition date), the Company made a prepayment for a total amount of $0.3 million, and recognized $0.3 million of expense related to services performed by Prolaio, Inc. The Company had a prepaid expense balance of $0.3 million as of the acquisition date. Subsequent balances and transactions between Prolaio, Inc. and the Company are eliminated at consolidated level.

16. Subsequent events

The Company evaluated all events subsequent to March 31, 2026 and through May 26, 2026, which represents the date these financial statements were available to be issued. The Company concluded that no subsequent events have occurred that require disclosure except as discussed below.

On April 1, 2026, the Company approved an amendment to the 2023 Plan, under which the total number of authorized shares reserved and available for issuance was increased to 28,290,579 shares. In connection with the option pool increase, the Company also amended its certificate of incorporation to increase the number of authorized shares of common stock to 60,933,053 shares.

On April 7, 2026, the Company granted its Chief Executive Officer two early-exercisable non-qualified stock options at an exercise price of $15.00 per share each, with a contractual term of ten years. The first option is for the purchase of 1,177,575 shares of the Company’s common stock and vests based on continued service. The second option is for the purchase of 4,563,104 shares of the Company’s common stock and vests based on continued service and the achievement of market-based valuation milestones. Both options are immediately exercisable subject to the Company’s repurchase rights on unvested shares.

In April and May 2026, the Company’s board of directors also granted stock options to its employees to purchase 899,300 shares of the Company’s common stock at an exercise price of $15.00 per share.

On May 1, 2026, the Company entered into an amendment to the Agreement and Plan of Merger with the former stockholders of Prolaio that revised the milestone provisions. Under the amended agreement, the milestone payments were amended to be contingent solely upon the Company achieving specified tiered valuation thresholds in a range from $5.0 billion to $12.0 billion in an amount of up to $200 million in the aggregate, to the extent such milestones are achieved on or before May 1, 2032. Such milestone payments would be allocated among such former stockholders on a pro rata basis in accordance with their respective ownership interests in Prolaio, Inc. immediately prior to the acquisition. If such milestone payments become payable in full, Mr. Gianakakos and Dr. Edelberg are entitled to receive an aggregate of $139.5 million.

    Shares

Common Stock

J.P. Morgan	Jefferies	Leerink Partners	TD Cowen

Part II

Information not required in prospectus

Unless otherwise indicated, all references to “Kardigan,” the “company,” “we,” “our,” “us” or similar terms refer to Kardigan, Inc. and its wholly owned, consolidated subsidiaries, or either or both of them as the context may require.

Item 13. Other expenses of issuance and distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the Securities and Exchange Commission (the “SEC”) registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and The Nasdaq Stock Market (“Nasdaq”) listing fee.

SEC registration fee		$13,810
FINRA filing fee		15,500
Nasdaq listing fee		*
Printing and mailing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines, and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

We will adopt provisions in our third amended and restated certificate of incorporation, which will become effective upon the completion of this offering, and the amended and restated bylaws, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, that limit or eliminate the personal liability of our directors and officers to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as directors or officers, except for liability for:

•	any breach of their duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	for our directors, any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions;

•	any transaction from which they derived an improper personal benefit; or

•	for our officers, any derivative action by or in the right of the corporation.

These limitations of liability do not alter director and officer liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our amended and restated bylaws will provide that:

•

we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended; and

•

we will advance reasonable expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We have entered into indemnification agreements with each of our directors and intend to enter into such agreements with our executive officers. These agreements provide that we will indemnify each of our directors, our executive officers and, at times, their affiliates to the fullest extent permitted by Delaware law. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, executive officer or affiliate in connection with any proceeding in which indemnification is available and we will indemnify our directors and officers for any action or proceeding arising out of that person’s services as a director or officer brought on behalf of us or in furtherance of our rights. Additionally, certain of our directors or officers may have certain rights to indemnification, advancement of expenses or insurance provided by their affiliates or other third parties, which indemnification relates to and might apply to the same proceedings arising out of such director’s or officer’s services as a director referenced herein. Nonetheless, we have agreed in the indemnification agreements that our obligations to those same directors or officers are primary and any obligation of such affiliates or other third parties to advance expenses or to provide indemnification for the expenses or liabilities incurred by those directors are secondary.

We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Securities Exchange Act of 1934.

Item 15. Recent sales of unregistered securities.

Set forth below is information regarding securities we have issued within the past three years that were not registered under the Securities Act.

(a) Preferred stock issuances

From June 2024 through August 2025, we sold an aggregate of 17,256,508 shares of Series A redeemable convertible preferred stock to accredited investors at a purchase price of $19.4228 per share, for an aggregate purchase price of approximately $305.2 million.

From September 2025 through March 2026, we sold an aggregate of 8,950,199 shares of Series B redeemable convertible preferred stock to accredited investors at a purchase price of $21.37 per share, for an aggregate purchase price of approximately $191.2 million.

From September 2025 through October 2025, we sold an aggregate of 3,780,769 shares of Series B-1 redeemable convertible preferred stock to accredited investors at a purchase price of $21.37 per share, for an aggregate purchase price of approximately $80.8 million.

(b) Common stock issuances

Since August 2023, we granted to our employees, consultants, and other service providers shares of restricted Common Stock representing an aggregate of 9,010,000 shares of restricted common stock.

In February 2026, we issued an aggregate of 28,082 shares of common stock in consideration for rights granted to us under certain license agreements.

(c) Convertible notes

From September 2023 to April 2024, we issued convertible promissory notes having an aggregate principal amount of $850,000.

(d) Warrants

In September 2025, we sold warrants to purchase up to 1,100,000 shares of our common stock, with an exercise price of $21.37 per share.

The offers, sales and issuances of the securities described above were deemed to be exempt under Section 4(a)(2) of the Securities Act or Rule 506 of Regulation D under the Securities Act as a transaction by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act and had adequate access, through employment, business or other relationships, to information about us. No underwriters were involved in these transactions.

(e) Grants and exercises of stock options

Since August 2023, we have granted certain employees, consultants, and directors options to purchase an aggregate of 18,586,304 shares of our common stock under our 2023 Plan, at exercise prices ranging from $2.15 to $15.00 per share.

Since August 2023, 1,442,922 shares of common stock have been issued upon the exercise of stock options pursuant to the 2023 Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The offers, sales and issuances of the securities described above were deemed to be exempt from registration under Rule 701 promulgated under the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation, or under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The recipients of such securities were our directors, employees or bona fide consultants and received the securities under our equity incentive plans. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and financial statement schedules.

(a) Exhibits.

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Second Amended and Restated Certificate of Incorporation, as amended, as currently in effect.

3.2	Form of Third Amended and Restated Certificate of Incorporation, to be in effect upon the completion of this offering.

3.3	Bylaws, as currently in effect.

3.4	Form of Amended and Restated Bylaws, to be in effect as of the effectiveness of the registration statement of which this prospectus forms a part.

4.1*	Specimen Common Stock Certificate.

4.2	Warrant to Purchase Shares of Common Stock, by and between the Registrant and ARCH Venture Fund XIII, L.P., dated as of September 4, 2025.

4.3	Warrant to Purchase Shares of Common Stock, by and between the Registrant and SCHF (M) PV, L.P., dated as of September 4, 2025.

4.4+	Amended and Restated Investors’ Rights Agreement, by and between the Registrant and certain of its stockholders, dated as of September 4, 2025.

5.1*	Opinion of Goodwin Procter LLP.

10.1#	2023 Stock Option and Grant Plan, as amended, and form of award agreements thereunder.

10.2*#	Kardigan, Inc. 2026 Stock Option and Incentive Plan and form of award agreements thereunder.

10.3*#	Kardigan, Inc. 2026 Employee Stock Purchase Plan.

10.4#	Form of Indemnification Agreement, by and between the Registrant and its directors and executive officers.

10.5#	Senior Executive Cash Incentive Bonus Plan.

10.6#	Non-Employee Director Compensation Policy.

10.7#	Form of Executive Employment Agreement, to be in effect upon the completion of this offering.

10.8#	Bonus Agreement, by and between the Registrant and Tassos Gianakakos dated as of February 24, 2025, as amended by the Bonus Integration Agreement, by and between the Registrant and Tassos Gianakakos, dated September 4, 2025.

10.9#	Bonus Agreement, by and between the Registrant and Jay Edelberg dated as of February 24, 2025, as amended by the Bonus Integration Agreement, by and between the Registrant and Jay Edelberg, dated September 4, 2025.

10.10†	License Agreement, by and between the Registrant and MyoKardia, Inc., dated as of November 4, 2024.

Exhibit Number	Description

10.11†	License Agreement, by and between the Registrant and Bristol-Myers Squibb Company, dated as of November 4, 2024.

10.12†	License Agreement, between Registrant and Ionis Pharmaceuticals, Inc., effective as of June 7, 2024.

10.13†	License Agreement between Rancho Santa Fe Bio, Inc. and Sanofi, dated June 2, 2021, as amended March 18, 2022, January 9, 2023, and November 7, 2025.

10.14†	Patent License Agreement between Rancho Santa Fe Bio, Inc. and Mayo Foundation for Medical Education and Research, dated December 6, 2019, as amended on May 20, 2021, August 23, 2023, March 10, 2024, June 6, 2024, and December 22, 2025.

10.15†	Agreement and Plan of Merger, by and between the Registrant and Prolaio, Inc., dated as of February 24, 2025, as amended on May 1, 2026.

10.16†	Agreement and Plan of Merger by and among the Registrant, RSF Merger Sub, Inc., Rancho Santa Fe Bio, Inc. and Shareholder Representative Services LLC, as the Representative, dated as of March 11, 2024.

10.17	The Cove Lease, by and between the Registrant and HCP Oyster Point III, LLC, dated September 17, 2024.

10.18	Lease and Lease Agreement by and between Carnegie 506 Associates and the Registrant, dated February 18, 2025.

21.1	Subsidiaries of Registrant.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature page).

107	Filing Fee Table.

*	To be filed by amendment.

#	Indicates a management contract or any compensatory plan, contract or arrangement.

†	Certain portions of this document that constitute confidential information have been redacted pursuant to Item 601(b)(10) of Regulation S-K.

+	Certain exhibits and schedules to these agreements have been omitted pursuant to Item 601(a)(5) and (6) of Regulation S-K. The registrant will furnish copies of any of the exhibits and schedules to the Securities and Exchange Commission upon request.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The registrant hereby undertakes that:

(a) The registrant will provide to the underwriter at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act, shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Municipality of Princeton, New Jersey, on the 26th of May, 2026.

KARDIGAN, INC.

By:	/s/ Tassos Gianakakos
Name: Tassos Gianakakos
Title: Chief Executive Officer, Director, and Chair

Power of attorney and signatures

Each individual whose signature appears below hereby constitutes and appoints Tassos Gianakakos and Brianne Puglisi as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney has been signed by the following person in the capacities and on the date indicated.

Signature	Title	Date

/s/ Tassos Gianakakos Tassos Gianakakos	Chief Executive Officer, Director, and Chair (Principal Executive Officer)	May 26, 2026

/s/ Brianne Puglisi Brianne Puglisi	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 26, 2026

/s/ Paul Berns Paul Berns	Director	May 26, 2026

/s/ David Meeker, M.D. David Meeker, M.D.	Director	May 26, 2026

/s/ Douglas Giordano Douglas Giordano	Director	May 26, 2026

/s/ Kim Popovits Kim Popovits	Director	May 26, 2026

/s/ Tim Walbert Tim Walbert	Director	May 26, 2026